As filed with the Securities and Exchange Commission on March 16, 2021
No. 333-253676

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to the
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Diversey Holdings, Ltd.
(Exact name of registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation or organization)	2842 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)
1300 Altura Road, Suite 125
Fort Mill, South Carolina 29708
Telephone:(803)746-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip Wieland
Chief Executive Officer
1300 Altura Road, Suite 125
Fort Mill, South Carolina 29708
Telephone: (803) 746-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Bradley C. Reed, P.C. Alexander M. Schwartz Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Thomas Holden Rachel D. Phillips Ropes & Gray LLP 3 Embarcadero Center San Francisco, CA 94111 (415) 315-6300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☐
Emerging Growth Company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Price Per Share(2)	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, par value $0.0001 per share	$21.00	53,076,923	$1,114,615,383	$121,605

(1)
Includes the aggregate offering price of shares of ordinary shares subject to the underwriters’ option to purchase additional shares.

(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities act of 1933, as amended.

(3)
$10,910 was previously paid in connection with a previous filing of this Registration Statement on March 1, 2021. The remaining portion has been paid herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
Subject to Completion
Preliminary Prospectus dated March 16, 2021.
46,153,846 Ordinary Shares
Diversey Holdings, Ltd.
This is an initial public offering of ordinary shares of Diversey Holdings, Ltd.
Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $18.00 and $21.00. We have applied to list our ordinary shares on the NASDAQ Global Select Market under the symbol “DSEY.”
See “Risk Factors” beginning on page 21 to read about factors you should consider before buying our ordinary shares.
Immediately after this offering, assuming an offering size as set forth above, investment funds controlled by Bain Capital Private Equity will own approximately 77.4% of our outstanding ordinary shares (or approximately 75.7% of our outstanding ordinary shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. See “Management — Corporate Governance — Controlled Company Status.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Diversey Holdings, Ltd	$	$

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 46,153,846 ordinary shares, the underwriters have the option to purchase up to an additional 6,923,077 ordinary shares at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the ordinary shares to purchasers on            , 2021.

Citigroup	Morgan Stanley	Barclays	J.P. Morgan
BofA Securities	Credit Suisse	Goldman Sachs & Co. LLC
Jefferies	RBC Capital Markets	UBS Investment Bank
Baird	Guggenheim Securities	Siebert Williams Shank

Prospectus dated            , 2021

TASKI
swingo
XP-R

95+ Year
OPERATING HISTORY

Leading
GLOBAL MARKET POSITIONS

98%
CUSTOMER RETENTION RATE

85k+ / 80+
GLOBAL CUSTOMERS / COUNTRIES SERVED

Growth Vectors
CLEAR, MULTIFACETED STRATEGY FOR GROWTH

Delivering mission-critical products, services and technologies that provide total confidence to our customers across all of our global end markets

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provided no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
No offer or invitation to subscribe for any securities may be made to the public in the Cayman Islands.
We are not licensed to conduct investment business in the Cayman Islands by the Cayman Islands Monetary Authority and this prospectus does not constitute an offer to members of the public of our ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Our ordinary shares have not been offered or sold, will not be offered or sold and no invitation to subscribe for our common shares will be made, directly or indirectly, to members of the public in the Cayman Islands.

i

Trademarks and Service Marks
This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of Diversey Holdings, Ltd. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Basis of Presentation
On September 6, 2017, Diamond (BC) B.V. (“Diamond”), our subsidiary and a private limited liability company incorporated under the laws of the Netherlands, acquired the Diversey Care division and the food hygiene and cleaning business of Sealed Air Corporation (the “Predecessor Diversey Business” or “Predecessor”), including certain assets and all of the capital stock of certain entities engaged in such businesses (the “2017 Acquisition”), pursuant to a purchase agreement entered into on March 25, 2017 between Sealed Air Corporation and Diamond. The purchase price for the 2017 Acquisition was funded by (i) an indirect equity contribution of $850.0 million into Diamond by certain investment funds controlled by Bain Capital Private Equity and its affiliates (collectively, “Bain Capital”) (ii) proceeds from borrowings under senior secured credit facilities, including a $900.0 million term loan facility and a €970.0 million term loan facility (together, the “Term Loan Facility”) and a $250.0 million revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”) and (iii) proceeds from the issuance of €450.0 million aggregate principal amount of 5.625% senior notes due 2025 (the “Senior Notes”). The Senior Secured Credit Facilities and the Senior Notes are more fully described in “Description of Certain Indebtedness.”
Diversey Holdings, Ltd. (the “issuer”) was formed on November 3, 2020 for the purpose of completing the offering contemplated by this prospectus and related transactions in order to carry on the business of Constellation (BC) 2 S.a.r.l. (“Constellation”) and its subsidiaries. In connection with the consummation of this offering, we will effect certain reorganization transactions. See “Reorganization Transactions” for a description of the Reorganization Transactions and diagrams depicting our existing corporate structure and our anticipated corporate structure after giving effect to the Reorganization Transactions, including this offering.
Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “Diversey” (i) for periods through September 6, 2017, refer to the Predecessor Diversey Business, (ii) for periods from September 6, 2017 until prior to the Reorganization Transactions, refer to Constellation and its subsidiaries, and (iii) after giving effect to the Reorganization Transactions, refer to the issuer and its consolidated subsidiaries. The financial results of Constellation and its subsidiaries will be consolidated in the financial statements of the issuer following this offering. Following the completion of this offering, the issuer will be a holding company, and its principal asset will be equity of Constellation. Accordingly, following the completion of this offering, we intend to include the financial statements of the issuer in our periodic reports and other filings as required by applicable law and the rules and regulations of the SEC.

ii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our ordinary shares. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”
Our Business
Our Mission.    Diversey’s mission is to protect and care for people through leading hygiene, infection prevention and cleaning solutions. We develop and deliver innovative, mission-critical products, services and technologies that save lives and protect our environment.
Our Foundation.   Over the course of 95 years, the Diversey brand has become synonymous with product quality, service and innovation. Our fully-integrated suite of solutions combines patented chemicals, dosing and dispensing equipment, cleaning machines, services and digital analysis and serves more than 85,000 customers in over 80 countries via our vast network of more than 1,400 technicians and approximately 8,500 employees globally. We are the leading global pure play provider to the approximately $32 billion cleaning and hygiene industry for the Institutional and Food & Beverage markets, where we hold the first or second position in the key markets in which we operate. We are also one of only two large, global players able to serve global strategic accounts (“GSAs”). We consider our scale to be a distinct competitive advantage given the fragmentation of our industry, and our customer relationships are deep and longstanding, resulting in highly recurring revenue streams.
Our Value Proposition.   We are a trusted partner to our customers in the delivery of hygiene, infection prevention, and cleaning solutions that provide peace of mind and help our customers maintain their brand integrity and grow their businesses. Through our end-to-end, repeatable services, we focus on achieving the following outcomes for our customers:
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Improved hygiene, infection prevention and cleaning results

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Improved operational efficiency and environmental sustainability

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Reduced costs

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High consistency and high standards across customer locations and geographies

Our unique customer engagement model drives a virtuous circle of customer acquisition, service expansion, and long-term retention that enables our history of strong growth and resiliency. Through our customer engagement model we strive to:
•
Understand Customer Needs and Goals.   We partner with customers to determine what matters most to them, with a focus on outcomes rather than specific products.

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Design Custom Solutions.   We then design custom solutions, leveraging our more than 1,400 patents and patent applications from our library of more than 2,000 unique chemical formulations as well as our extensive and differentiated suite of dosing and dispensing equipment and floor care machines.

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Integrate Solutions with Customer Workflows.   We train our customers’ end users on how to operate the products and equipment that make up our customized solutions, with a specific focus on health and safety considerations, sustainability, and service requirements.

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Optimize Performance.   After implementation, we remain engaged with our customers on a regular basis and leverage our digital monitoring capabilities to ensure their equipment is operating properly, the workforce is fully trained, and solutions are optimized.

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Expand the Value Proposition.   As we continue to engage with our customers, we continually review our performance, compare ourself against benchmarks, and work to identify ways to expand or enhance our services through new products and innovation, creating ‘win-win’ solutions for us and our customers.

Our Customer Engagement Model
We are uniquely positioned to deliver our value proposition due to the following attributes of our business model:
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We are one of only two large, global players that offer a full suite of hygiene, infection prevention and cleaning solutions. Our full suite of products and services provide end-to-end solutions across the entire spectrum of our customers’ facilities to meet all hygiene, infection prevention and cleaning needs.

•
We utilize a flexible go-to-market strategy to meet the needs of our diverse customer base. We utilize our direct-selling capabilities and high-touch service offerings to meet the unique needs of GSAs and other large customers that require complex end-to-end solutions. For smaller, regional customers that require less customized solutions, we leverage a multi-channel distribution network that efficiently serves this customer segment.

•
Our robust R&D and engineering capabilities drive continuous innovation, ensuring that our product, service, and technology portfolio remains cutting edge for our customers.

The strength of our value proposition is evidenced by our deep customer relationships with a total revenue retention rate of over 98% (excluding growth with new and existing customers), and 99% retention rate for our top 100 customers, in 2020.
The graphic on the next page provides an example of how our comprehensive suite of cleaning, hygiene, and infection prevention solutions serve all facets of our customers’ infrastructure and operations.

Customer Value Proposition Case Study:
Comprehensive Suite of Innovative Solutions Throughout the Hospital
Our Resilient Business Model.    Due to the non-discretionary nature of our solutions, our business has a proven ability to withstand, and thrive in, challenging market conditions. Our top-line performance was strong during both the 2008 – 2010 Global Financial Crisis and the 2020 COVID-19 pandemic. Our revenues declined only 0.3% from 2008 to 2010, while revenues for the S&P 500 were down 3.8% over the same period. During the ongoing COVID-19 pandemic, from 2019 to 2020, we experienced a year-over-year constant currency organic revenue gain of 1.8% as compared with the S&P 500, which declined 3.2% over the same period. We believe the stability of our revenue is a result of several key aspects of our business model:
•
Essential and Mission-Critical Solutions.   Our products and services are essential to our customers’ abilities to meet health and safety regulations across their operative locations, regardless of end consumer demand for our customers’ products and services.

•
Small Customer Spend Relative to Total Cost of System.   While critical to our customers’ abilities to maintain hygienic standards and cleanliness, our products represent only a small portion of their total spend on cleaning costs.

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Highly-Consumable Product and Service Offerings.   Our products are consumable and require ongoing replenishment, service and monitoring, which drives highly recurring revenue streams.

•
Customer, Product, and Geographic Diversification.   We serve our customers across approximately 300,000 global sites, as of the year ended December 31, 2020, with no individual product or service representing more than 2.5% of net sales for the year. We are further diversified across stable end-markets, including, among others, healthcare, food service, retail and grocery, processed food, dairy, brewing and beverages, with no individual end-market accounting for more than 14% of net sales for the year ended December 31, 2020.

Our Transformation.   Since becoming an independent company after the 2017 Sealed Air Corp. carve-out transaction, we have undergone a significant transformation. We have made numerous strategic investments that we believe position us well to achieve sustainable long-term growth and profitability:
•
New Talent & Organizational Structure.   Strengthened our organization with new senior leadership including a new Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Information Officer, Chief Revenue Officer, Chief Human Resources Officer, Head of Europe, and Head of North Asia, among others, to lead our company with operational expertise and to instill a competitive and winning culture.

•
Strategic and Commercial Focus.   Established strategic focus and a results-driven execution ethos aimed at achieving our core growth initiatives and driving innovation across the organization.

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Operational Excellence, Systems, and Technology.   Instilled culture of continuous improvement and efficiency gains, invested approximately $50 million in corporate systems and technology to provide better visibility, control, and technology across all facets of our business, and increased sophistication of procurement and supply chain capabilities.
•
M&A.   Executed six strategic acquisitions since 2017 to help us strengthen our position in key markets, including enhancements to our Infection Prevention business.

This transformation has resulted in a significant change in our growth profile and profitability. On a constant dollar organic basis, our revenues increased at an average growth rate of 2.9% in the years 2018 through 2020, and at an average growth rate of 3.4% in the years 2018 and 2019. For the year ended December 31, 2018, we generated a net loss of $239 million and Adjusted EBITDA of $322 million at a 12.0% margin, compared to a net loss of $39 million and Adjusted EBITDA of $401 million at a 15.3% margin for the year ended December 31, 2020, which implies an 11.7% EBITDA compound annual growth rate. For a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see “Prospectus Summary — Summary Condensed Consolidated and Combined Financial Data.”
Our Growth.   Our business transformation has resulted in rapid and multifaceted EBITDA growth. Key components of our historical growth include:
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End Market Growth.   Our Institutional and Food & Beverage markets have historically grown at an approximately 3% compound annual growth rate.

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Increased Focus on Hygiene and Infection Prevention.   The COVID-19 pandemic has accelerated already-increasing cleaning and hygiene standards for our customers.

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Increased Market Penetration.   Given our industry-leading portfolio and supply chain, we have experienced significant gains in the infection prevention market, and we are well-positioned to continue capitalizing on the increased demand for hygiene and infection prevention solutions.

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Efficiency Improvements.   Efficiency gains, cash discipline, supply chain and procurement have driven continued margin improvements.

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M&A.   Enhanced sourcing and integration capabilities have enabled us to complete 6 strategic acquisitions since 2017.

Our Financial Attributes.    We believe that our business model results in an attractive financial profile highlighted by our history of stable and growing revenues, high gross profit margin, expanding Adjusted EBITDA margins and strong unlevered cash flow generation. In the year ended December 31, 2020, we generated a gross profit margin of approximately 40%, which together with our ongoing margin improvement initiatives resulted in our Adjusted EBITDA margin expanding from 12.0% in the year ended December 31, 2018 to 15.3% in the year ended December 31, 2020. Our total indebtedness was $2,700.3 million as of December 31, 2020. Our customer-centric, asset-light approach focuses on customer service and engagement, rather than on asset intensity. This supports our high unlevered cash flow generation, which allows us to both reinvest in the business and capitalize on opportunities for inorganic growth. For the year ended December 31, 2020, our Unlevered Cash Flow Conversion was approximately 73%. For a reconciliation of unlevered cash flow to its most directly comparable GAAP metric, see “Prospectus Summary — Summary Condensed Consolidated and Combined Financial Data”.
Our Business Segments
We report our results of operations in two segments: Institutional and Food & Beverage. The following charts show net sales by segment and geography for the year ended December 31, 2020.

Institutional Segment
We hold leading market positions in our regional core markets and believe we held the number one or number two market position in North America, Europe, the Middle East and Africa, Latin America and Asia-Pacific based on net sales for 2020. Our Institutional segment generated $2.0 billion in Revenue and $341 million in Adjusted EBITDA, which implies 17.1% margins for the year ended December 31, 2020.
Our high performance Institutional solutions are designed to enhance cleanliness, safety, environmental sustainability, and efficiency for our customers. We offer a broad range of products, services, solutions, equipment and machines including infection prevention and personal care products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. We also offer a range of engineering, consulting and training services related to productivity management, water and energy management, and risk management, supported by data provided through our digital solutions. We deliver these solutions to customers in the Healthcare, Education, Food Service, Retail & Grocery, Hospitality, and Building Service Contractors industries.
Our Institutional segment’s revenue base is recurring and stable due to the ‘sticky’ nature of our business model. Not only are our cleaning products consumable in nature and require periodic replacement, generating highly recurring revenue, but the optimal application of our chemicals is also controlled by our proprietary dosing and dispensing equipment installed at customer sites, which increases customer switching costs and generates operating efficiencies for our customers.
The following charts set forth the percentage of net sales for our Institutional segment by region and end market for the year ended December 31, 2020.

Food & Beverage (F&B) Segment
We believe we held the number one or number two market position in Europe, the Middle East and Africa, Latin America and Asia-Pacific based on net sales for 2020. Our Food & Beverage segment generated $634 million in Net Sales and $114 million in Adjusted EBITDA, which implies 18.1% Adjusted EBITDA margins for the year ended December 31, 2020.
Our Food & Beverage products are designed to maximize the hygiene, safety, and efficiency of our customers’ production and cleaning processes while minimizing their impact on the natural resources they consume. We offer a broad range of products, solutions, equipment and machines including chemical products, engineering and equipment solutions, knowledge-based services, training through our Diversey Hygiene Academy, and water treatment. We deliver these solutions to enhance food safety, operational excellence, and sustainability for customers in the Brewing, Beverage, Dairy, Processed Foods, Pharma, and Agriculture industries.
Our Food & Beverage segment's revenue base is also recurring and stable. Our Cleaning-In-Place (“CIP”) and Open Plant Systems integrate our chemicals, lubricants, floor care equipment, and cleaning and dispensing tools, while our highly skilled technical application experts help customers achieve production efficiencies through customized solutions that utilize our products. The highly integrated and customized nature of the resulting solutions drive operational efficiencies as well as high switching costs for our customers, leading to very high customer retention. The recent addition of water treatment solutions to our Food & Beverage segment also fulfills a longstanding customer need for a bundled solution and offers future opportunities for cross-selling.
The following charts set forth the percentage of net sales for our Food & Beverage segment by region and end market for the year ended December 31, 2020.

Our Sustainability Strategy
Since our founding, sustainability has been core to everything we do. Our “Facilitators for Life” strategy is inherent to our business model and aims to innovate sustainable solutions for customers, protect and care for people, and improve the environment, resulting in a virtuous cycle of benefits for Diversey and all our stakeholders. By creating innovative, “win-win-win” solutions that benefit our customers, our employees, and the environment, we deliver more value to customers and are better positioned to grow. In recognition of our longstanding commitment to sustainability excellence, we received a Silver Sustainability Rating from Ecovadis in 2020, given to companies in the top 20% of Ecovadis’ rankings.
Sustainability is core to the value proposition we provide our customers. We partner with our customers to design solutions that enable them to meet their effectiveness, efficiency, and sustainability goals. Given how engrained our products and services are in our customers’ operations, we are in a position to help them improve their performance in almost all key environmental areas, including reducing water, transportation, energy, greenhouse gas, packaging, waste, and chemical usage, as well as helping them extend equipment and product life and improve chemical and employee safety.
An example of how we accomplish this is when we work with customers to optimize and standardize the amount of chemicals they use in their cleaning operations. Customers often struggle with optimal chemical-to-water ratios, or they lack the means to ensure dosing standards are precisely followed across their facilities. At the user level, this often leads to “over” or “under-dosing” and ultimately an inability to optimally clean, disinfect, or sanitize. Our innovative, end-to-end solutions ensure that the proper chemicals are used, the proper amount of water is used, and that the optimal dosing equipment and training are in place to suit our customers’ needs. This reduces resource usage, saves money, and helps us strengthen the value we can provide.
Select examples of our customer impact include:
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We contractually committed to 20% savings on cleaning chemicals for a large contract caterer after evaluating the inefficiencies of their legacy program.

•
We helped a large multinational retailer introduce concentrated cleaning products and increased logistics efficiency and labor savings that resulted in packaging and product waste reduction of 850 tons, reduced greenhouse gas emissions by 3 million kg CO2eq, and generated $20+ million of annual savings.

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We helped a leading facilities management customer reduce its water footprint across all countries and client sites through designing and implementing customized solutions that have resulted in a reduction in water footprint of 68.5 million liters, reduced electricity usage by 3.6 million kWh, and reduced greenhouse gas emissions by 2.7 million kg CO2eq.

Our comprehensive approach to sustainability is also reflected in our commitment to our own employees. We have set internal goals to eliminate recordable workplace injuries, train 100% of our employees on our Code of Conduct, and strengthen our community relations in the locations in which we operate. Protecting and caring for our people also means investing in their future. We believe in providing our employees with resources to help them develop leadership capabilities and advance their careers. We seek to maintain a company culture that fosters a true sense of purpose among our people that we believe will drive long-term success.
Finally, we lead by example by improving the environmental impact of our own operations. We have identified ambitious operational goals to continue to reduce and improve the impact we have on our planet by 2025. Key goals include, but are not limited to, a 10% reduction in energy intensity, greenhouse gas emission intensity, and waste to landfill, a 5% reduction in water use intensity, reducing our packaging footprint, and achieving 100% compliance with our Responsible Chemistry Policy.
As we look to the future, we believe sustainability will continue to grow in importance for our customers. We are investing heavily and are well positioned to support our customers’ growing needs in this area, and as we do so, we will have the opportunity to further embed ourselves in their operations and grow with them.

Our Market Opportunity
We believe that our customers, irrespective of their geography, size, or end market, understand the health, financial, and reputational risks associated with inadequate cleanliness and hygiene and, therefore, place significant value on our solutions. As such, we believe the large, global and diverse nature of the markets we serve provide attractive opportunities for profitable growth. We view our opportunity in terms of a Serviceable Addressable Market (“SAM”), which we believe we address today, and a Total Addressable Market (“TAM”), consisting of attractive adjacent market opportunities we are continuing to pursue that are in excess of our SAM.
Based on market research data, as well as our own analysis, we estimate our SAM, consisting of the global cleaning and hygiene products and services economy, to be approximately $32 billion as of 2019, inclusive of $26 billion for our Institutional market and $6 billion for our Food & Beverage market. Our TAM consists of adjacent cleaning and hygiene market opportunities that we are either in the early innings of penetrating or where we have developed products and services to begin penetrating. We estimate our TAM to be approximately $46 billion, including, but not limited to, adjacent market opportunities such as water treatment, consumer and residential wipes, UV disinfection, and food safety consulting representing an additional $14 billion in excess of our SAM.
We believe that the recurring demand for consumable products and services, as well as broader secular demand tailwinds, have driven stable historical demand growth of approximately 3% per year across our SAM. We also believe that the COVID-19 pandemic has further increased standards for hygiene, infection prevention and cleaning, solidifying these trends. We have analyzed and estimated the key components of our SAM and believe our market opportunity will continue to grow over the long-term at a rate of approximately 3% per year.
Additionally we believe we are well-positioned across a number of specific market segments within our SAM that are growing faster than the market overall:
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Emerging Geographies.   We expect emerging economies, including the Asia Pacific and Latin America regions, to not only grow at a higher rate than the overall market, but also to experience even higher growth within their hygiene and cleaning markets as they modernize to western standards, a trend that has been further accelerated by COVID-19.

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Infection Prevention.    We believe the market for infection prevention products, across both commercial and personal use cases, will continue to experience growth in excess of our SAM overall. While COVID-19 has elevated global hygiene and cleaning standards, driving increased demand for infection prevention products, the global market for disinfectant sprays and wipes is expected to grow at approximately an 8% CAGR from 2019 through 2023, according to Arizton. We believe that given our offerings across these product groups, we are well-positioned to capitalize on this significant, growing market opportunity.

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Healthcare Sector.   We expect the overall healthcare sector to grow at approximately 5% within our SAM, driven by aging populations, increasing demand for healthcare services, and continued focus on cleaning and hygiene resulting from heightened quality standards intended to reduce incidences of healthcare acquired infections. We expect the shift to consumer-oriented, better quality care, and the impact of stricter regulatory compliance standards, will support above market growth within the sector.

While our SAM provides ample opportunity for sustained growth and market share gains across our core markets today, our TAM consists of additional adjacent market opportunities, which we are well-positioned to further penetrate. We categorize these adjacent market opportunities as those in which we already have products, services, and technology solutions deployed.
Key trends driving demand and increasing our TAM include:
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Heightened Focus across Infection Prevention and Hygiene.   We expect the COVID-19 pandemic to drive a permanent increase in hygiene intensity across all markets. Additionally, the high incidences of healthcare acquired infections continue to increase standards for infection prevention in the fast-growing healthcare sector.

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Continued Food Safety Measures.   Restaurants, food producers, and distributors are focused on combatting the rise and frequency of foodborne illnesses, particularly as the trend towards fast casual dining continues to grow.

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Increased Regulation.   Government regulations for food safety as well as changes in the regulatory environment continue to impact labeling and classification of chemicals.

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Global Sustainability.   Eco resource scarcity is a particular focus across nearly all business end-markets, where regulatory, corporate and governance initiatives increasingly drive the continued adoption of sustainable solutions. As such, organizations are becoming increasingly aware of “green cleaning”, which uses cleaning methods and products with environmentally friendly ingredients and procedures designed to preserve human health, minimize waste and improve environmental quality. We believe that customers will continue to seek our products and services to help them identify cost-saving inefficiencies and reduce the environmental impacts of their operations.

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Digital Innovation.   The shift toward the use of network-connected, physical devices embedded with electronics, software, sensors and actuators that collect and exchange data represents a growth opportunity across cleaning and hygiene categories as end markets are highly motivated to leverage technologies to reduce costs and increase efficiency.

•
Population Growth.   Increasing global population will drive growth in the need for food, beverage, agriculture, and healthcare over time, leading to positive secular dynamics for the food & beverage, grocery, and healthcare markets.

Our Competitive Strengths
We have numerous core strengths that we believe provide us with a competitive advantage:
•
Leading Market Position in Large and Growing Markets.    We are a recognized global brand and a leading provider of hygiene, infection prevention, and cleaning solutions with the number one or number two market position in the key markets in which we operate.

•
Rare Platform Offering Full Suite of Cleaning Chemicals, Services, and Machines.   Our comprehensive and differentiated solutions provide an end-to-end product portfolio that aligns with our customers’ mission critical priorities. As the only large-scale global provider of these solutions who also supplies cleaning machines, we are uniquely able to offer fully-integrated solutions to solve our customers’ specific challenges and become deeply embedded within our customers’ operations.

•
Diverse Revenue Streams across Products, Customers and Geographies.   Our global operations serve more than 85,000 customers across a broad range of industries, and we have a significant presence throughout North America, EMEA, and Emerging Markets.

•
Continuous Innovation to Meet Customers’ Evolving Needs.   Innovation is at the core of everything we do. Our focus on both digital and portfolio innovation has made us a leader in the development of cutting-edge solutions and a sought after partner for our customers.

•
Customized Solutions for the Most Sophisticated Customers, Resulting in High Retention and Resiliency.   We are a trusted advisor to those who require customizable solutions to provide their end consumers with total confidence and peace of mind, resulting in a 99% revenue retention rate for our top 100 customers in 2020 with ~84% of our customer relationships extending beyond ten years.

•
Asset-Light Business Model with High Cash Flow Conversion.   Our business model is customer-centric and requires minimal capital expenditures, driving high Unlevered Cash Flow conversion of approximately 73% and strong, stable returns.

•
Resilient Financial Model with Track Record of Consistent Performance.   Our diversified business model, broad exposure to a variety of attractive and stable end-markets, and flexible cost structure have enabled us to perform very well throughout varying economic cycles.

Our Growth Strategy
We believe that we have a clear and multifaceted growth strategy, the foundation of which has been set since our successful carve-out transaction from Sealed Air Corp. in 2017. We believe we are well positioned to accelerate and sustain growth and profitability over the long-term by executing on the following strategies:

•
Capitalize on Institutional Market Recovery and Capture Above-Market Growth with New and Existing Customers.   Approximately 70% of our Institutional business has been negatively affected by COVID-19 and is predicted to recover to normalized levels. Despite the negative impact on many of the industries we serve, we saw growth across several end markets, including healthcare, due to the mission-critical nature of the solutions that we deliver. While we believe market recovery represents a tailwind for growth, we believe we have significant opportunities to further enhance growth by executing on the following strategies:

-
Continue to Gain Share in Infection Prevention.   We estimate the market for infection prevention will grow at an approximately 8% compound annual growth rate from 2019 to 2023. Our hard surface disinfectants business has a proven history of market share gains in the healthcare sector and has grown significantly over the last six years. Following our recent acquisition of the intellectual property rights to the accelerated hydrogen peroxide technology of Virox (the “Virox IP Acquisition”) and acquisition of Wypetech, we expect further growth across our Infection Prevention business.

-
Scale Food Service Market Offerings.   Following two large new customer wins in 2018, we made significant investments to build a sales and service infrastructure in the North America Food Service market. Since 2018, we have onboarded over 15,000 new sites. The infrastructure we have already built allows us to further penetrate segments of the market with much greater levels of efficiency and profitability.

-
Drive Commercial Excellence.   We have strengthened our commercial strategic capabilities significantly since 2017, and expect the recent reorganization of our sales and service functions and our increased use of customer analytics, sales training, and performance incentives to further bolster our leading market positions.

-
Expand in Emerging Markets.   We have leading positions in key emerging markets that are growing in excess of the market in total. We see tangible opportunities in these markets to not only support the operations of our existing multi-national customers, but to also support the growing demand for infection prevention as sanitation requirements increase to developed-country standards.

-
Focus on Global Strategic Accounts.   We are focused on expanding our share of wallet with GSAs. GSAs are growing faster than other players in their respective markets and require innovative, custom solutions to meet their sophisticated global standards. As one of only two players capable of serving GSAs, we believe we are well-positioned to capture this opportunity.

-
Continuously Innovate Across Products and Services.   Our innovation across chemicals, dosing and dispensing technology, and digital capabilities helps us continuously enhance our value proposition with new and existing customers.

•
Leverage Existing Sector Leadership to Grow Share in the Food & Beverage Market.   We plan to target local and regional customers where we are well-positioned to win. Our focus is on geographies and end markets where we can leverage our exceptional talent, strong local supply, and robust service infrastructure to further increase our high relative market share.

-
Cross-Sell Water Treatment Products and Services.   Water treatment is increasingly becoming a bundled solution with our core Food & Beverage product offerings. This represents a significant and identifiable opportunity within our existing customer base. Our new strategic partnership with a leading global water treatment company provides us with access to products and technology to cross-sell water and wastewater treatment solutions to our existing customers.

-
Accelerate Digital Innovation.   We are focused on expanding our presence by leveraging our innovative and industry-leading digital capabilities. Providing digital tools and robotics to create differentiated value and meet the complex needs of our customers is core to our growth.

•
Develop Sustainable Solutions.   We aim to leverage our history of innovation to stay at the forefront of the development of sustainable cleaning and hygiene solutions. Our sustainability-focused innovation platform allows us to provide our customers with cutting-edge solutions that help them to reduce water and energy use, as well as limit greenhouse gas emissions. We believe that our customers see the value in these innovations and that our focus on sustainability will continue to drive future growth.
•
Achieve Full Margin Potential.   Our margins have improved approximately 330 basis points since 2018 and we see significant opportunity for additional margin expansion. In 2019, we instituted our Earnings Improvement Program which is an ongoing, regularly updated, continuous improvement process to engage the entire organization in identifying and implementing cost savings initiatives. We have also instituted enhanced pricing processes and implemented cost-savings initiatives to optimize our sourcing and supply chain capabilities.

•
Execute on Accretive M&A.   We are a scale company operating in markets where the majority of our competitors are small, local or regional providers. Our ability to acquire and integrate other providers creates significant value for our company and our customers. We have executed six strategic acquisitions since 2017 and have identified a robust current pipeline to continue to drive accretive growth.

Impact of COVID-19
The COVID-19 pandemic has had a meaningful impact on our business segments. In the second quarter of 2020, our Institutional segment saw a 42% decline in year over year core institutional sales due to the marked volume decline at restaurants, hotels, and entertainment facilities driven by COVID-related shutdowns. The negative impact on core Institutional demand was offset by substantial growth in our Infection Prevention products and services, fueled by increased demand for disinfecting and cleaning products across our Hard Surface and Personal Care portfolios. Despite significant disruption to many of our end markets, our business continued to perform well. While overall year-over-year revenues declined approximately 4% in the second quarter of 2020, revenues in the third quarter of 2020 rebounded and grew 2% compared to the year prior, reflecting the essential nature of our solutions and the resilience of our diversified business model.
In the long-term, we expect that our recent product enhancements, digital investments, and cost efficiencies will result in accelerated growth as the end markets most negatively impacted by the pandemic continue to normalize and return to pre-COVID levels. Moreover, we expect increased demand for our infection prevention products and services to endure. According to the Disinfectant Sprays & Wipes Market report by Arizton market research, our markets for infection prevention products and services represented a $2 billion global market in 2019 and is expected to grow at a compound annual growth rate of approximately 8% from 2019 through 2023. We believe the pandemic has resulted in higher disinfection standards and a fundamental shift in demand for our products, thereby permanently altering the landscape for health and hygiene solutions.
Risks Associated with Our Business
There are a number of risks related to our business, this offering and our ordinary shares that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:
•
the continuation of the COVID-19 pandemic may cause disruptions to our operations, customer demand, and our suppliers’ ability to support us;

•
uncertain global economic conditions which have had and could continue to have an adverse effect on our consolidated financial condition and results of operations;

•
the global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations;

•
our substantial indebtedness, which requires a significant amount of cash to service our debt payment obligations, may limit our ability to plan for or respond to significant changes in our business;

•
an active trading market for our ordinary shares may not develop;

•
the trading price of our ordinary shares may be volatile; and

•
the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our ordinary shares.
Bain Capital
Bain Capital L.P. is one of the world’s leading private, multi-asset alternative investment firms with approximately $120 billion of assets under management. Bain Capital invests across asset classes including private equity, credit, public equity, venture capital and real estate, and leverages its shared platform to capture cross-asset opportunities in its strategic areas of focus. Currently, Bain Capital, L.P. has a team of over 500 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital, L.P. has offices in Chicago, Dublin, Guangzhou, Hong Kong, London, Luxembourg, Madrid, Melbourne, Mumbai, Munich, New York, Palo Alto, San Francisco, Seoul, Shanghai, Singapore, Sydney and Tokyo.
Since 1984, Bain Capital Private Equity has made nearly 350 investments in a variety of industries around the world. The firm has a long and successful history of investing in industrial businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital Private Equity has helped to build and scale many leading companies, including American Trailer Works, APEX Tool Group, Autodistribution, Dealer Tire, Fedrigoni, Imperial Dade, Innocor, Italmatch Chemicals, MKM Building Supplies, MSX International, Nova Austral, Sensata, TI Fluid Systems, Trinseo, Veritiv, and Wittur in the U.S. and Europe.
Certain investment funds controlled by Bain Capital Private Equity made an indirect equity contribution of $850.0 million into Diamond in connection with the 2017 Acquisition. See “Basis of Presentation.”
General Corporate Information
Our formation as a stand-alone business dates back to September 6, 2017, when Diamond consummated the 2017 Acquisition. Diversey Holdings, Ltd. was formed on November 3, 2020 for the purpose of completing the offering contemplated by this prospectus and related transactions.
The Company does not conduct any operations other than with respect to its direct and indirect ownership of its subsidiaries, and the business operations of Diversey are conducted primarily out of its indirect operating subsidiaries. The principal executive offices of the Diversey business are located at 1300 Altura Road, Suite 125, Fort Mill, South Carolina, 29708, and our telephone number at that address is (803)746-2200. Our corporate website is diversey.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

THE OFFERING
Ordinary shares offered
46,153,846 ordinary shares.
Option to purchase additional shares
6,923,077 shares.
Ordinary shares to be outstanding after this offering
303,817,059 shares (or 310,740,136 shares if the underwriters’ option to purchase additional shares is exercised in full).
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $845.0 million, or approximately $973.0 million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to repay outstanding indebtedness, create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We expect to use approximately $845.0 million of net proceeds of this offering (or $973.0 million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings, including fees and expenses, under our Senior Secured Credit Facilities. See “Use of Proceeds” for additional information.
Controlled company
After this offering, assuming an offering size as set forth in this section, affiliates of Bain Capital will own approximately 77.4% of our ordinary shares (or approximately 75.7% of our ordinary shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NASDAQ Global Select Market, or NASDAQ. See “Management — Corporate Governance — Controlled Company Status.”
Risk factors
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed trading symbol
“DSEY.”
The number of ordinary shares to be outstanding following this offering is based on 257,663,213 ordinary shares outstanding as of March 1, 2021, on a pro forma basis after giving effect to the Reorganization Transactions, assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and excludes:
•
817,949 ordinary shares issuable upon vesting and settlement of restricted share units to be granted in connection with this offering; and

•
15,000,000 ordinary shares reserved for future issuance under our 2021 Omnibus Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:
•
the consummation of the Reorganization Transactions, assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus,;

•
the filing of our amended and restated articles of memorandum and association prior to the closing of this offering;

•
no issuance of shares underlying restricted share units granted in connection with this offering; and

•
no exercise by the underwriters of their option to purchase up to 6,923,077 additional ordinary shares.

Because (i) the number of shares that we will withhold from certain equityholders to satisfy tax consequences and (ii) the number of shares that are surrendered by certain equityholders to repay outstanding shareholder loans, in each case, in connection with the Reorganization Transactions, will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of outstanding ordinary shares presented in this prospectus after giving effect to the Reorganization Transactions and this offering. See “Reorganization Transactions” for additional information.
The following number of ordinary shares would be outstanding immediately after the Reorganization Transactions but before the completion of this offering, assuming the initial public offering prices for our ordinary shares shown below:
Initial public offering price per share	$18.00	$19.50	$21.00
Ordinary shares outstanding	257,646,068	257,663,213	257,667,828

SUMMARY CONDENSED CONSOLIDATED AND COMBINED FINANCIAL DATA
The following tables present the summary condensed consolidated financial data of Diversey (the “Successor”) and the summary condensed combined financial data of the Predecessor Diversey Business. We have derived the summary historical condensed consolidated financial data of Diversey as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019 and 2018 from our audited condensed consolidated financial statements for such years, which are included elsewhere in this prospectus. We have derived the summary historical condensed consolidated and combined financial data of Diversey as of December 31, 2018, the Successor period of March 15, 2017 through December 31, 2017 and the Predecessor period of January 1 through September 5, 2017 from our audited consolidated and combined financial statements and related notes thereto that do not appear in this prospectus. Our historical results are not necessarily indicative of our results in any future period. You should read the following summary condensed financial data together with our consolidated annual financial statements and the related notes included elsewhere in this prospectus and the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.
Diversey Holdings, Ltd. was formed on November 3, 2020 in anticipation of this offering and has not, to date, conducted any activities other than those incident to its formation and the preparation of the prospectus and the registration statement of which this prospectus forms a part.
	Successor (consolidated)				Predecessor (combined)
	Years end December 31,			For the period March 15 – December 31	For the period January 1 – September 5
(in millions, except per share amounts)	2020	2019	2018	2017	2017
Statements of Operations Data:
Net sales	$2,629.2	$2,623.9	$2,688.1	$870.2	$1,681.3
Cost of sales	1,559.4	1,522.1	1,570.6	518.2	959.0
Gross profit	1,069.8	1,101.8	1,117.5	352.0	722.3
Selling, general and administrative expenses	768.2	855.6	883.8	284.3	641.9
Transition and transformation costs	42.5	52.8	120.6	53.7	—
Management fee	7.5	7.5	7.5	2.4	—
Share-based compensation	67.5	3.0	—	—	12.3
Amortization of intangible assets	98.2	93.7	91.2	19.4	40.6
Impairment of goodwill	—	—	68.5	—	—
Restructuring costs	25.6	19.8	24.9	—	0.1
Merger and acquisition-related costs	1.0	0.3	7.3	38.0	—
Operating income (loss)	59.3	69.1	(86.3)	(45.8)	27.4
Interest expense	127.7	141.0	135.2	42.7	9.0
Gain on sale of business investment	—	(13.0)	—	—	—
Bridge commitment fees	—	—	—	7.5	—
Foreign currency loss related to Argentina subsidiaries	1.6	11.4	2.4	—	—
Loss on settlement of foreign currency contract	—	—	—	121.3	—
Other (income) expense, net	(40.7)	6.0	0.8	(2.7)	(0.9)
Income (loss) before income tax provision (benefit)	(29.3)	(76.3)	(224.7)	(214.6)	19.3
Income tax provision (benefit)	9.2	32.7	14.4	(61.6)	23.8
Net loss	$(38.5)	$(109.0)	$(239.1)	$(153.0)	$(4.5)
Basic and diluted loss per share(1)	$(0.20)	$(1.15)	$(2.54)	$(1.63)
Basic and diluted weighted-average shares outstanding(1)	195.80	94.40	94.00	93.70

	Successor (consolidated)				Predecessor (combined)
	Years end December 31,			For the period March 15 – December 31	For the period January 1 – September 5
(in millions, except per share amounts)	2020	2019	2018	2017	2017
Basic and diluted pro forma loss per share(1)(2)	$(0.62)
Basic and diluted pro forma weighted- average shares outstanding(1)(2)	303.8
Balance Sheet Data (as of the end of period):
Working capital	$(6.6)	$29.7	$42.4
Cash and cash equivalents	192.9	128.3	73.4
Property and equipment, net	188.3	172.2	206.8
Total assets	4,286.1	4,213.5	4,190.0
Total liabilities	4,794.7	4,534.7	4,546.9
Total stockholder’s equity	(508.6)	(321.2)	(356.9)
Other Financial Data:
EBITDA(3)	$288.1	$242.7	$76.9	$(131.4)	$116.9
Non-GAAP consolidated Adjusted EBITDA(3)	$401.2	$339.8	$321.6	$113.8	$196.0
Dosing and dispensing equipment expenditures	$(45.6)	$(93.4)	$(83.2)	$(24.5)	$(38.5)
Capital expenditures	$(41.4)	$(29.0)	$(44.2)	$(4.1)	$(12.3)
Sales Growth Reconciliation:
	Year Ended December 31,
(in millions, except percentages)	2020		2019		2018
Net Sales – Prior Year	$2,623.9		$2,688.1		$2,551.5
Organic change (non-U.S. GAAP)	48.1	1.8%	52.2	1.9%	125.0	4.9%
SCJ(4)	—	—	—	—	(22.6)	(0.9)%
Unilever(5)	—	—	(6.8)	(0.3)%	(16.3)	(0.6)%
Acquisition	4.9	0.2%	25.5	0.9%	79.8	3.1%
Constant dollar change (non-U.S. GAAP)	53.0	2.0%	70.9	2.6%	165.9	6.5%
Foreign currency translation	(47.7)	(1.8)%	(135.1)	(5.0)%	(29.3)	(1.1)%
Total change (U.S. GAAP)	5.3	0.2%	(64.2)	(2.4)%	136.6	5.4%
Net Sales – Current Year	$2,629.2		$2,623.9		$2,688.1

(1)
See Note 23  — Earnings Per Share in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information with respect to our calculations of our actual basic and diluted loss per share.

(2)
Reflects the ordinary shares issued in this offering and the Reorganization Transactions.

(3)
We have presented EBITDA, which is defined as income (loss) before income tax provisions (benefit), interest expense, and depreciation and amortization, and Adjusted EBITDA, which is defined as EBITDA adjusted for the other items described below, each of which is considered a Non-GAAP financial measure. Our EBITDA and Adjusted EBITDA measures are included in this prospectus as supplemental measures of our liquidity and performance and because we believe such measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Our EBITDA and Adjusted EBITDA measures are not measures of our liquidity or financial performance under GAAP and should not be considered as alternatives to net income (loss), income (loss) before income taxes provision (benefit) or any other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of our EBITDA and Adjusted EBITDA measures instead of net income (loss) has limitations as an analytical tool, including the failure to reflect changes in cash requirements, including cash requirements necessary to service principal or interest payments on our debt, pay our income taxes, invest in our maintenance and growth capital expenditures or in our working capital needs. Management compensates for these limitations by relying primarily on our GAAP results and by using our EBITDA and Adjusted EBITDA measures only supplementally. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
(4)
The Company had a Brand Licensing Agreement (“BLA”) with SC Johnson (“SCJ”) that terminated in the second quarter of 2017. This adjustment represents the revenue recognized under the BLA that did not repeat in subsequent periods.

(5)
In 2018 the Company’s Master Licensing Agreement (“MLA”) with Unilever (under which the Company sold and recorded revenue for Unilever products) expired and was replaced with a Master Sales Agency (“MSA”) agreement whereby the Company effectively receives a commission on the sale of Unilever products. This adjustment represents the revenue recorded under the MLA offset by the commission received under the MSA agreement.

The following table shows a reconciliation of U.S. GAAP (as defined herein) income (loss) before income tax provisions (benefit) to EBITDA, Adjusted EBITDA, Unlevered Cash Flow and Unlevered Cash Flow Conversion:
	Successor (consolidated)				Predecessor (combined)
	Years Ended December 31,			For the period March 15 – December 31,	For the period January 1 – September 5
(in millions, except percentages)	2020	2019	2018	2017	2017
Income (loss) before income tax provisions (benefit)	$(29.3)	$(76.3)	$(224.7)	$(214.6)	$19.3
Interest expense	127.7	141.0	135.2	42.7	9.0
Interest income	(5.9)	(7.5)	(5.8)	(1.4)	(3.3)
Amortization expense of intangible assets acquired	98.2	93.7	91.2	19.4	40.6
Depreciation expense included in cost of sales	89.5	84.4	73.4	21.5	41.1
Depreciation expense included in selling, general and administrative expenses	7.9	7.4	7.6	1.0	10.2
EBITDA	$288.1	$242.7	$76.9	$(131.4)	$116.9
Impairment of goodwill(1)	—	—	68.5	—	—
Transition and transformation costs and non-recurring costs(2)	42.5	52.8	120.6	63.3	—
Restructuring costs(3)	25.6	19.8	24.9	—	0.1
Foreign currency loss related to Argentina subsidiaries(4)	1.6	11.4	3.4	—	—
Loss on foreign currency forward contract(5)	—	—	—	121.3	—
Adjustment of tax indemnification asset(6)	2.8	7.1	31.0	(3.9)	—
Merger and acquisition-related cost(7)	1.0	0.3	7.3	38.0	—
Acquisition accounting adjustments(8)	—	1.9	5.3	16.0	—
Bain Capital management fee(9)	7.5	7.5	7.5	2.4	—
Non-cash pension and other post-employment benefit plan(10)	(12.9)	(8.8)	(10.5)	(2.9)	(5.9)
Foreign currency loss (gain)(11)	(25.1)	10.8	(16.3)	0.8	0.1
Factoring fees(12)	4.3	3.4	0.6	—	—
Share-based incentive compensation(13)	67.5	3.0	—	—	12.3
Charges related to sale of Diversey(14)	—	—	—	—	23.1
Bridge commitment fees(15)	—	—	—	7.5	—
Stand-alone adjustment(16)	—	—	—	—	40.3
Gain on sale of business and investments(17)	—	(13.0)	—	—	—
Non-cash items	—	—	—	1.8	4.2
Other items	(1.7)	0.9	2.4	0.9	4.9
Non-GAAP consolidated Adjusted EBITDA	$401.2	$339.8	$321.6	$113.8	$196.0
Changes in net working capital(18)	(86.9)	(70.3)	9.6
Collection of deferred factored receivables	66.9	80.8	12.5
Dosing and dispensing equipment, net	(45.6)	(93.4)	(83.2)
Capital expenditures	(41.4)	(29.0)	(44.2)
Unlevered Cash Flow(19)	$294.2	$227.9	$216.3
Unlevered Cash Flow Conversion(20)	73%	67%	67%

(1)
Represents impairment of goodwill primarily due to significant currency devaluation and volatility, as well as deterioration in economic conditions in Latin America and the Middle East and currency devaluation and lower than expected performance in Europe and North America.

(2)
In the period following the 2017 Acquisition, we incurred costs primarily consisting of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in establishing ourselves as a standalone company and to position ourselves for future growth. Costs incurred in 2020 include those necessary to become a publicly traded Company.

(3)
Includes costs related to restructuring programs including expenses mainly related to reduction in headcount.

(4)
Effective July 1, 2018, Argentina was deemed to have a highly inflationary economy and the functional currency for our Argentina operations was changed from the Argentinian Peso to the United States dollar and remeasurement charges/credits are recorded in our Consolidated Statements of Operations rather than as a component of Cumulative Translation Adjustment on our Consolidated Balance Sheets.

(5)
Represents a one-time loss of $121.3 million on the settlement of a foreign currency contract to hedge the variability of the U.S. dollar equivalent of the original borrowings under the Euro tranche of our Term Loan Facility and the Senior Notes.

(6)
In connection with the 2017 Acquisition, the purchase agreement governing the transaction includes indemnification provisions with respect to tax liabilities. The offset to this adjustment is included in income tax provision. Refer to Note 16 — Income Taxes in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(7)
In connection with the 2017 Acquisition, the acquisition of Twister Holding AB (“Twister” or “Twister Acquisition”) in 2017, and the acquisition of Zenith Hygiene Group PLC (“Zenith” or “Zenith Acquisition”) in 2018, we incurred acquisition-related costs during the years ended December 31, 2019 and December 31, 2018. These costs consisted primarily of investment banking, legal and other professional advisory services costs.

(8)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we recorded fair value increases to our inventory. These amounts represent the amortization of this increase.

(9)
Represents the fees paid to Bain Capital pursuant to a management agreement whereby we have received general business consulting services; financial, managerial and operational advice; advisory and consulting services with respect to selection of advisors; advice in different fields; and financial and strategic planning and analysis. The management agreement will terminate pursuant to its terms upon the consummation of this offering, at which time we will pay to Bain Capital a lump sum amount of $17.5 million. See “Certain Relationships and Related Party Transactions — Management Agreement.”

(10)
Represents, the net impact of the expected return on plan assets, interest cost, and settlement cost components of net periodic defined benefit income related to our defined benefit pension plans. Refer to Note 14 — Defined Benefit Pension Plans and Note 15 — Other Post-employment Benefits and Other Employee Benefits Plans in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(11)
Represents the unrealized foreign exchange impact on our operations. The loss recorded in the periods were primarily due to the impact of the strengthening of the U.S. dollar to the euro on our U.S. dollar-denominated debt. For the year ended December 31, 2018, this item also includes a restructuring of certain intercompany loans related to a legal reorganization in connection with our tax planning strategy.

(12)
On November 15, 2018, we entered into a Master Agreement with Factofrance, S.A. Additionally, on April 22, 2020, the Company entered into a securitization arrangement with PNC Bank (“PNC”) to sell certain North American customer receivables without recourse on a revolving basis. This amount represents the fees to sell certain trade receivables, without recourse. Refer to Note 6 — Financial Statement Details in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(13)
Represents compensation expense associated with our Management Equity Incentive Plan (“MEIP”) awards. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(14)
Represents costs incurred by Sealed Air related to the sale of the Predecessor Diversey Business in the 2017 Acquisition that were included in the operating results of the Predecessor Diversey Business.

(15)
Represents commitment fees that were expensed upon the termination of a commitment with respect to a bridge financing facility.

(16)
Represents the removal of certain sales and marketing expenses and selling, general and administrative expenses to reflect the Diversey Business’ operation as a standalone entity separate and apart from Sealed Air. These amounts reflect the historical overhead expenses allocated by Sealed Air to the Diversey Business which were identified by management through its analysis of the Diversey Business’ personnel and functional areas as the expenses that would not have been incurred by the Diversey Business had it been operated as a standalone entity.

(17)
Represents the non-cash gain on sale of our shares in connection with the Virox IP Acquisition. See Note 5 — Acquisitions in the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

(18)
Represents changes in trade receivables, net, inventories, net, and accounts payable.

(19)
We believe Unlevered Cash Flow is useful for monitoring the business because it provides a measure of the strength of our operations and ability to generate cash flow. Management calculates Unlevered Cash Flow as Adjusted EBITDA plus or minus changes in net working capital, plus collections of deferred factored receivables, less expenditures on dosing and dispensing equipment and capital expenditures.

(20)
Unlevered Cash Flow conversion is the ratio of Unlevered Cash Flow divided by Adjusted EBITDA for each period.

RISK FACTORS
This offering and an investment in our ordinary shares involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment in our ordinary shares.
Risks Related to Our Business
Our business may be adversely affected by the novel coronavirus (“COVID-19”) pandemic and we may face risks related to COVID-19 which could significantly disrupt our operations, customer demand, and our suppliers’ ability to support us, resulting in material adverse impacts to our business, financial condition, operating results, and cash flows.
We are closely monitoring the outbreak of respiratory illness caused by COVID-19. The virus has spread to many countries and has been declared by the World Health Organization to be a pandemic, resulting in action from governments that have significantly affected virtually all facets of global economies. Governments have implemented enhanced screenings, quarantine requirements, and travel restrictions in connection with the COVID-19 outbreak.
Shelter-in-place orders and other measures, including work-from-home and social distancing policies implemented to protect employees, may result in reduced workforce availability at product manufacturing sites, construction delays, and reduced capacity at some of our vendors and suppliers. Restrictions on our access to or operation of manufacturing facilities or on our support operations or workforce, or similar limitations for our vendors and suppliers, can impact our ability to meet customer demand and could have a material adverse effect on our financial condition and results of operations, particularly if prolonged. Similarly, current and future restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures, can also impact our ability to meet demand and could materially adversely affect us. Our customers have experienced, and may continue to experience, disruptions in their operations and supply chains, which can result in delayed, reduced, or canceled orders, or collection risks, and which may adversely affect our results of operations.
Our business may be more adversely impacted by the effects of COVID-19 in the future. We source materials from different parts of the world that have been affected by the virus which could have an adverse impact on our supply chain operations and ability to get materials needed to produce our products. Additionally, the disruption to global markets that has occurred due to the epidemic has adversely impacted the demand for our goods and services particularly in the hotel, restaurant and office cleaning sectors. It is possible that the current outbreak and continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our products. These expectations are subject to change without warning and investors are cautioned not to place undue reliance on them. The prolonged occurrence of COVID-19 could result in a significant downturn in the food service, hospitality, office cleaning and travel industries and a significant drop in demand for some of our products and services, which could materially adversely affect our business.
The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations, cancellation of physical participation in meetings, events and conferences, and social distancing measures), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, partners, vendors, and suppliers. Work-from-home and other measures introduce additional operational risks, including cybersecurity risks, and have affected the way we conduct our product development, validation, and qualification, customer support, and other activities, which could have an adverse effect on our operations. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.

The extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including, but not limited to, the duration and spread of the outbreak, related travel advisories and restrictions and the timing and development of a vaccine, all of which are highly uncertain and cannot be predicted. Government shutdown orders may result in a closure of operations for an uncertain duration impacting our business results. Preventing the effects from and responding to any market disruptions from COVID-19, or any other public health threat related or otherwise, may further increase costs of our business and may have a material adverse effect on our business, financial condition, and results of operations.
While we have taken steps to minimize the potential for COVID-19 exposure in the workplace, the potential for a COVID-19 outbreak within our facilities occurring and significantly disrupting operations remains possible. Increased infection rates in geographic locations in which we operate have the potential to result in disruptions to our operations at an increased rate than we currently experience.
There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could materially heighten many of our known risks described herein.
Uncertain global economic conditions have had and could continue to have an adverse effect on our consolidated financial condition and results of operations.
Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our end-users and customers, such as food processors, distributors, supermarket retailers, hotels, restaurants, retail establishments, business service contractors, e-commerce fulfillment firms, and other end-users that are particularly sensitive to business and consumer spending.
During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their volume of purchases from us. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our consolidated financial condition or results of operations, profitability and cash flows.
Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of materials and equipment to affected customers. This could additionally result in reduced or delayed collections of outstanding accounts receivable.
The global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations.
We operate in approximately 54 countries, and our products are distributed in those countries as well as approximately 26 countries in other parts of the world. A large portion of our manufacturing operations are located outside of the U.S. and a majority of our net sales are generated outside of the U.S. These operations, particularly in developing regions, are subject to various risks that may not be present or as significant for our U.S. operations. Economic uncertainty in some of the geographic regions in which we operate, including developing regions, could result in the disruption of commerce and negatively impact cash flows from our operations in those areas.
Risks inherent in our international operations include:
•
non-U.S. currency exchange controls and tax rates;

•
non-U.S. currency exchange rate fluctuations, including devaluations;

•
the potential for changes in regional and local economic conditions, including local inflationary pressures;

•
restrictive governmental actions such as those on transfer or repatriation of funds and trade protection matters, including anti-dumping duties, tariffs, embargoes, economic sanctions, and prohibitions or restrictions on acquisitions or joint ventures;

•
changes in laws and regulations, including the laws and policies of the U.S. affecting trade and foreign investment;

•
the difficulty of enforcing agreements and collecting receivables through certain non-U.S. legal systems;

•
variations in protection of intellectual property and other legal rights;

•
more expansive legal rights of workers outside the U.S., unions, collective bargaining agreements or works councils;

•
changes in labor conditions and difficulties in staffing and managing international operations;

•
import and export delays;

•
social plans and regulations that prohibit or increase the cost of certain restructuring actions;

•
the potential for nationalization of enterprises or facilities; and

•
unsettled political conditions and possible terrorist attacks against the countries in which we operate or other interests.

In addition, there are potential tax inefficiencies and tax costs in repatriating funds from the various jurisdictions in which we do business.
These and other factors may have a materially adverse effect on our international operations and consequently, on our consolidated financial condition or results of operations.
Fluctuations between non-U.S. currencies and the U.S. dollar could materially impact our consolidated financial condition or results of operations.
A significant portion of our net sales during the year ended December 31, 2020 were generated outside the United States. We translate sales and other results denominated in non-U.S. currency into U.S. dollars for our consolidated combined financial statements included elsewhere in this prospectus. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results back to U.S. dollars. During periods of a strengthening U.S. dollar, our reported international sales and net income could be reduced because non-U.S. currencies may translate into fewer U.S. dollars. We cannot predict the effects of exchange rate fluctuations on our future operating results. As exchange rates vary, our results of operations and profitability may be harmed. While we may use financial instruments to hedge certain non-U.S. currency exposures, this does not insulate us completely from non-U.S. currency effects and exposes us to counterparty credit risk for non-performance. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from non-U.S. currency variations. The gains or losses associated with hedging activities may harm our results of operations.
In all jurisdictions in which we operate, we are also subject to laws and regulations that govern non-U.S. investment, non-U.S. trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the U.S. and may limit our ability to convert non-U.S. currency cash flows into U.S. dollars.
We have recognized foreign currency exchange gains and losses related to the currency devaluations in Argentina in 2020, 2019 and 2018 as a result of the country being designated as highly inflationary under U.S. GAAP.
Political and economic instability and risk of government actions affecting our business and our customers or suppliers may adversely impact our business, results of operations and cash flows.
We are exposed to risks inherent in doing business in each of the countries or regions in which we, our customers, or suppliers operate, including: civil unrest, acts of terrorism, sabotage, epidemics, force majeure, war or other armed conflict and related government actions, including sanctions/embargoes, the deprivation of contract rights, the inability to obtain or retain licenses required by us to operate our plants or import or export our goods or raw materials, the expropriation or nationalization of our assets, and restrictions on travel, payments or the movement of funds. As some of our customers operate in the hospitality industry that supports both domestic and international tourism, their business and indirectly ours, could be exposed to the negative consequences of travel pattern disruptions due to major terrorist threats. Also, if additional restrictions on trade with China and Russia were adopted by the U.S., the European Union or the United Nations, and were applicable to our products, we could lose sales and experience lower growth rates in the future.
Raw material pricing, availability and allocation by suppliers as well as energy-related costs may negatively impact our results of operations, including our profit margins and net sales.
We use petrochemical-based raw materials to manufacture many of our products and oil-based materials for our packaging. The prices for these raw materials are cyclical, and increases in market demand or fluctuations in the global trade for petrochemical-based raw materials and energy could increase our costs. In addition, the prices of many of the other key raw materials used in our businesses, such as caustic soda, solvents, waxes, phosphates, surfactants, polymers and resins, chelates and fragrances, are cyclical based on numerous supply and demand factors that are beyond our control. Furthermore, the usage of certain chemical components used in the manufacturing of our products, such as chemicals used in our surfactants, may be limited or restricted by government regulations, which could restrict our sourcing options. If we are unable to minimize the effects of increased raw material costs through sourcing, pricing or other actions, our business, consolidated financial condition or results of operations may be materially adversely affected. We also have some sole-source suppliers, and the lack of availability of supplies could have a materially adverse effect on our consolidated financial condition or results of operations.
Natural disasters such as hurricanes, as well as political instability and terrorist activities, may negatively impact the production or delivery capabilities of refineries and natural gas and petrochemical suppliers and suppliers of other raw materials in the future. These factors could lead to increased prices for our raw materials, curtailment of supplies and allocation of raw materials by our suppliers, which could reduce revenues and profit margins and harm relations with our customers, which could have a materially adverse effect on our consolidated financial condition or results of operations.
Unfavorable consumer responses to price increases could have a material adverse impact on our sales and earnings.
From time to time, and especially in periods of rising raw material costs, we increase the prices of our products. Significant price increases could impact our earnings depending on, among other factors, the pricing by competitors of similar products and the response by our customers to higher prices. Such price increases may result in lower volume of sales and a subsequent decrease in gross margin and adversely impact earnings.
If we do not develop new and innovative products or if such products are not accepted by customers in our markets or fail to meet sales or margin expectations, our results could be negatively affected.
Our products must be kept current to meet our customers’ needs, overcome competitive products and meet evolving regulatory requirements. To remain competitive, we therefore must develop new and innovative products on an ongoing basis, and we invest significantly in the research and development of new products. If we do not successfully develop innovative products, it may be difficult to differentiate our products from our competitors’ products and satisfy regulatory requirements, and our sales and results could suffer.
Our competitive advantage is due in part to our ability to develop and introduce new products in a timely manner at favorable margins. The development and introduction cycle of new products can be lengthy and involve high levels of investment. New products may not meet sales or margin expectations due to many factors, including our inability to (i) accurately predict demand, end-user preferences and evolving industry standards, (ii) resolve technical and technological challenges in a timely and cost-effective manner or (iii) achieve manufacturing efficiencies.

Cyber risk and the failure to maintain the integrity of our operational or security systems or infrastructure, or those of third parties with which we do business, could have a materially adverse effect on our business, consolidated financial condition and results of operations.
We rely to a large extent upon automation, software and infrastructure, both internally and with third-parties, to operate our business. The size and complexity of our information technology systems make them increasingly vulnerable to breakdown, malicious intrusion and random attack, which may pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber-attacks or security breaches of our networks or systems, could result in the loss of customers and business opportunities, legal liability, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could materially adversely affect our business, consolidated financial condition and results of operations. While we take reasonable measures to mitigate these risks, due to continually evolving threats, our systems, networks, products, solutions and services remain potentially vulnerable to advanced and persistent threats.
We also maintain and have access to sensitive, confidential or personal data or information in some of our businesses that is subject to privacy and security laws, regulations and customer controls of the U.S., the European Union and other non-U.S. jurisdictions. Despite our efforts to protect such sensitive, confidential or personal data or information, our facilities and systems and those of our customers and third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could result in liabilities and penalties and could damage our reputation, cause us to incur substantial costs and adversely affect our business and our results of operations. Additionally, we could be subject to litigation and government enforcement actions as a result of any such failure.
The development of internet of things (“IoT”) also presents security, privacy and execution risks. IoT solutions may collect large amounts of data, and our handling of IoT data may not satisfy customers or regulatory requirements. IoT scenarios may increasingly affect personal health and safety. If IoT solutions that include our technologies do not work as intended, violate the law or harm individuals or businesses, we may be subject to legal claims or enforcement actions. These risks, if realized, may increase our costs, damage our reputation or brands, or negatively impact our business and operating results.
Furthermore, data privacy is subject to frequently changing rules and regulations. Our failure to adhere to or successfully implement appropriate responses in this area could result in legal liability or impairment to our brands’ reputations.
The introduction of the Organization for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) may adversely affect our effective rate of tax in future periods.
Changes in tax laws, which have become more rapid in recent years, or tax rulings related thereto could affect our financial position and results of operations. For example, in light of continuing global fiscal challenges, various levels of government and international organizations such as the Organization for Economic Co-operation and Development (“OECD”) and the European Union are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. These tax reform efforts, such as the OECD-led Base Erosion and Profit Shifting project (“BEPS”), are designed to ensure that corporate entities are taxed on a larger percentage of their earnings. Although some countries have passed tax laws based on findings from the BEPS project, the final nature, timing and extent of any such tax reforms or other legislative or regulatory actions is unpredictable, and it is difficult to assess their overall effect. These tax reforms, or any other changes in tax laws, could increase our effective tax rate and adversely impact our financial results.
The consolidation of customers may adversely affect our business, consolidated financial condition or results of operations.
Customers in the food service, food and beverage processing, building care, lodging, industrial distribution and healthcare sectors have been consolidating in recent years, and we believe this trend may continue. Such consolidation could have an adverse impact on the pricing of our products and services and our ability to retain customers, which could in turn adversely affect our business, consolidated financial condition or results of operations.
We experience competition in the markets for our products and services and in the geographic areas in which we operate.
Our products compete with similar products made by other manufacturers and with a number of other types of materials or products. We compete on the basis of performance characteristics of our products, service, price and innovations in technology. A number of competing U.S. and non-U.S. companies are well-established.
The market for our products is highly competitive. Our products face significant competition from global, national, regional and local companies within some or all of our product lines in each sector that we serve.
Our inability to maintain a competitive advantage could result in lower prices or lower sales volumes for our products. Additionally, we may not successfully implement our pricing actions. These factors may have an adverse impact on our consolidated financial condition or results of operations.
Instability and uncertainty in the credit and financial markets could adversely impact the availability of credit that we and our customers need to operate our or their businesses.
We depend upon the availability of credit to operate our business. Our customers and suppliers also require access to credit for their businesses. Instability and uncertainty in the credit and financial markets could adversely impact the availability of future financing and the terms on which it might be available to us, our customers and our suppliers. Inability to access credit markets, or a deterioration in the terms on which financing might be available to us or our customers, could have an adverse effect on our business, financial condition and results of operations.
New and stricter legislation and regulations may affect our business and consolidated financial condition and results of operations.
Our business requires compliance with many laws and regulations. Increased legislative and regulatory activity and burdens, and a more stringent manner in which they are applied, could significantly impact our business and the economy as a whole. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.
Furthermore, the regulatory environment in which we operate is still developing, and the potential exists for future legislation and regulations to be adopted. These developments may adversely affect the customers to whom, and the markets into which, we sell our products, increase our costs, require additional expenditures to ensure continued regulatory compliance and otherwise negatively affect our business, consolidated financial condition or results of operations, including in ways that cannot yet be foreseen.
Severe public health outbreaks not limited to COVID-19 may adversely impact our business.
Our business could be adversely affected by the effect of a future public health epidemic. The United States and other countries have experienced, and may experience in the future, public health outbreaks such as Zika virus, Avian Flu, SARS, H1N1 influenza, and most recently COVID-19. A prolonged occurrence of a contagious disease such as these could result in a significant downturn in the food service, hospitality and travel industries and also may result in health or other government authorities imposing restrictions on travel further impacting our end-markets. Any of these events could result in a significant drop in demand for some of our products and services and adversely affect our business.
Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and non-U.S. earnings and other factors, including changes in tax laws and changes made by regulatory authorities.
Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate.
We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.
We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, consolidated financial condition or results of our operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, consolidated financial condition or results of operations.
A major loss of or disruption in our manufacturing and distribution operations or our information systems and telecommunication resources could adversely affect our business, consolidated financial condition or results of operations.
If we experienced a natural disaster, such as a hurricane, tornado, earthquake or other severe weather event, or a casualty loss from an event such as a fire or flood, at one of our larger strategic facilities or if such an event affected a key supplier, our supply chain or our information systems and telecommunication resources, then there could be a material adverse effect on our consolidated financial condition or results of operations. We are dependent on internal and third party information technology networks and systems, including the internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, and placing purchase orders with suppliers, making cash disbursements, and conducting digital marketing activities, data processing and electronic communications among business locations.
We also depend on telecommunication systems for communications between company personnel, our customers and our suppliers. Future system disruptions, security breaches or shutdowns could significantly disrupt our operations or result in lost or misappropriated information and may have a materially adverse effect on our business, consolidated financial condition or results of operations.
Product liability claims or regulatory actions could adversely affect our financial results or harm our reputation or the value of our brands.
Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm our reputation in the marketplace or adversely impact the value of our brands or our ability to sell our products in certain jurisdictions. We could also be required to recall possibly defective products, or voluntarily do so which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, potential product liabilities claims could be excluded or exceed coverage limits under the terms of our insurance policies or could result in increased costs for such coverage.
If we are unable to retain key employees and other personnel, our consolidated financial condition or results of operations may be adversely affected.
Our success depends largely on the efforts and abilities of our management team and other key personnel. Their experience and industry contacts significantly benefit us and we need their expertise to execute our business strategies. If any of our senior management or other key personnel cease to work for us and we are unable to successfully replace any departing senior management or key personnel, our business, consolidated financial condition or results of operations may be materially adversely affected.
As a result of the substantial workers council and labor union representation in certain jurisdictions in which we operate, we will need to consult or negotiate with employee representatives on operational matters concerning the organization of our labor force, salary inflation or other benefits and re-organizations, which may lead to reduced flexibility in managing our operations and labor force to respond to opportunities, market changes or cost challenges, and we may not be able to negotiate mutually acceptable new collective bargaining agreements, which could materially affect our business.
In Europe and Latin America, most of our employees are represented by either labor unions or workers councils and are covered by collective bargaining agreements that are generally renewable on an annual basis. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. A disruption in operations or higher ongoing labor costs could materially affect our business.
In addition, in certain jurisdictions we are required to consult with, and seek the consent or advice of these labor unions or workers councils for any changes to our activities or employee benefits. This requirement could have a significant impact on our flexibility in managing costs, responding to market changes, and reorganizing or restructuring our business. As is the case with any negotiation or consultation, we may not be able to negotiate mutually acceptable new collective bargaining agreements, which could result in delays, strained employee relations and after escalation, potential strikes or work stoppages by affected workers, each of which could materially affect our business.
We are subject to a variety of environmental and product registration laws that expose us to potential financial liability and increased operating costs.
Our operations are subject to a number of federal, state, local and non-U.S. environmental health and safety laws and regulations that govern, among other things, the manufacturing of our products, the discharge of pollutants into the air, soil and water and the use handling, transportation, storage and disposal of hazardous materials.
Many jurisdictions require us to have operating permits for our production and warehouse facilities and operations. Any failure to obtain, maintain or comply with the terms of these permits could result in fines or penalties, revocation or nonrenewal of our permits, or orders to cease certain operations, and may have a material adverse effect on our business, financial condition, results of operations and cash flows.
We generate, use and dispose of hazardous materials in our manufacturing processes. In the event our operations result in the release of hazardous materials into the environment, we may become responsible for the costs associated with the investigation and remediation of sites at which we have released pollutants, or sites where we have disposed or arranged for the disposal of hazardous wastes, even if we fully complied with environmental laws at the time of disposal. We have been, and may continue to be, responsible for the cost of remediation at some locations.
Many jurisdictions have laws and regulations that govern the registration, labeling and sale of some of our products. Throughout the world, such regulations continue to increase both in number and in stringency, resulting in, among others, extra charges for single use packaging in Europe, duplicative regulations as a result of Brexit, regulatory-driven and customer-driven ingredient bans requiring reformulation, ingredient disclosure requirements in the U.S., Asia and potentially Europe, and the incurrence of plastic levies under the European Union Multiannual Financial Framework 2021 – 2027 and Recovery Fund, all of which create a risk of increased costs and a need to modify our products.
We cannot predict with reasonable certainty the future cost to us of environmental compliance, product registration, or environmental remediation. Environmental laws have become more stringent and complex over time. Our environmental costs and operating expenses will be subject to evolving regulatory requirements and will depend on the scope and timing of the effectiveness of requirements in these various jurisdictions. As a result of such requirements, we may be subject to increased compliance costs, increasing risks and penalties associated with violations, or our inability to market some of our products in certain jurisdictions, which may have a materially adverse effect on our business, consolidated financial condition or results of operations.
Our insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.
Our business is subject to operating hazards and risks relating to handling, storing, transporting and the use of the products we sell. We maintain insurance policies in amounts and with coverage and deductibles that we believe are reasonable and prudent. Nevertheless, our insurance coverage may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of business, and our current levels of insurance may not be maintained or available in the future at economical prices. If a significant liability claim is brought against us that is not adequately covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, consolidated financial condition or results of operations.
We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.
We are subject to various anti-corruption laws that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, including the Foreign Corrupt Practices Act (the “FCPA”). We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions we may be subject to regulatory sanctions. Violations of the FCPA or other anti-corruption laws, or allegations of such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees which could adversely effect our business, consolidated financial condition and results of operations.
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property.
If we are not able to protect our trade secrets or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing their products in a manner that capitalizes on our intellectual property, and this loss of a competitive advantage could decrease our profitability and liquidity.
Our ability to compete effectively with other companies depends, in part, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, this loss of a competitive advantage could result in decreased sales or increased operating costs, either of which could have a materially adverse effect on our business, consolidated financial condition or results of operations.
We rely on trade secrets to maintain our competitive position, including protecting the formulation and manufacturing techniques of many of our products. As such, we have not sought U.S. or international patent protection for some of our principal product formulas and manufacturing processes. Accordingly, while we seek to use our protected trade secrets to defend our continued right to sell products against those seeking to assert patents on innovation that is similar to or competitive with our trade secrets, we may not be able to prevent others from developing products that are similar to or competitive with our products.
We own, or have licenses to use a large number of patents and pending patent applications on our products, aspects thereof, methods of use and/or methods of manufacturing. There is a risk that our owned and licensed patents may not provide meaningful protection and patents may never be issued for our pending patent applications.
We own, or have licenses to use the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our major products where our products are principally sold. Trademark and trade name protection is important to our business. Although most of our trademarks are registered in the countries in which we operate, we may not be successful in asserting trademark or trade name protection. The costs required to protect our trademarks and trade names may be substantial.
We cannot be certain that we will be able to assert our intellectual property rights successfully in the future or that they will not be invalidated, circumvented or challenged. Other parties may infringe on or misappropriate our intellectual property rights and may thereby dilute the value of our intellectual property in the marketplace. In addition, the laws of some non-U.S. countries may not protect our intellectual property rights to the same extent as the laws of the U.S. As a result, litigation may be necessary to protect our intellectual property, and such litigation may be time-consuming and costly. We have been, and continue to be, in active intellectual property litigations.
While we take measures to protect our intellectual property and assert our intellectual property rights, we cannot be certain that our competitors will not independently develop similar technology, duplicate our products, obtain information we regard as proprietary, or design around patents issued to us or other intellectual property rights of ours. Any failure by us to protect our trade secrets, patents, trademarks and other intellectual property rights may have a materially adverse effect on our business, consolidated financial condition or results of operations.
Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.
Many of our competitors have a substantial amount of intellectual property that we must continually strive to avoid infringing. Third parties, including competitors, may assert intellectual property infringement, misappropriation or invalidity claims against us that could be upheld. Intellectual property litigation, which could result in substantial costs to and a diversion of effort by us may be necessary to protect our intellectual property rights, including trade secrets, proprietary technology or for us to defend against claimed infringement or misappropriation of the rights of others and to determine the scope and validity of our or others’ intellectual property or proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may be subject to monetary liability and injunctive or equitable relief, which may prevent our use of others’ intellectual property or proprietary rights if we are not able to obtain necessary licenses on reasonable terms or at all.
Although it is our policy and intention not to infringe valid patents of which we are aware and we conduct patent clearance analyses to identify patents that our new products and services might infringe as well as make necessary product or process changes to avoid infringement, we cannot provide assurances that our processes and products and other activities do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others. Third parties have, from time to time, asserted intellectual property-related claims against us, including claims for alleged patent infringement, and there is the continued risk that such claims may be made against our products and services or our customers’ use of our products or services. We may also be subject to indemnity claims by our business partners arising out of claims of their alleged infringement of the patents, trademarks and other intellectual property rights of third parties in connection with their use of our products and services. If we were to discover that any of our processes, technologies or products infringe on the valid intellectual property rights of others, we might determine to obtain licenses from the owners of these rights or to modify our processes or technologies or re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or be able to modify our processes or technologies or re-engineer our products in a manner that is successful in avoiding infringement. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and could have an adverse effect on our financial condition and results of operations.
We rely on software from third parties, including open source software, and a failure to properly manage our use of third-party software could result in increased costs or loss of revenue.
Certain of our products are designed to include software licensed from third parties. Such third-party software includes software licensed from commercial suppliers and software licensed under public open source licenses. We have internal processes to manage our use of such third-party software. However, if we fail to adequately manage our use of third-party software, then we may be subject to copyright infringement or other third-party claims. In the case of open source software licensed under certain “copyleft” licenses, the license itself, or a court-imposed remedy for non-compliant use of the open source software, may require that parts of our proprietary software code be publicly disclosed or licensed. This could result in a loss of intellectual property rights, increased costs, damage to our reputation, and a loss of revenue.
Our inability to consummate and effectively incorporate acquisitions into our business operations may adversely affect our results of operations.
We invest time and resources into carefully assessing opportunities for acquisitions, and we continue to evaluate potential acquisition opportunities to support, strengthen and grow our business, including potentially in the near term. Despite diligence and integration planning, acquisitions still present certain risks, including the time and economic costs of integrating an acquisition’s technology, control and financial systems, unforeseen liabilities, and the difficulties in bringing together different work cultures and personnel. Although we have completed many acquisitions, there can be no assurance that we will be able to locate suitable acquisition candidates, acquire possible acquisition candidates, acquire such candidates on commercially reasonable terms, or integrate acquired businesses successfully in the future. Future acquisitions, including those we may consummate in the near term, may require us to incur additional debt and contingent liabilities, which may adversely affect our business, results of operations and consolidated financial condition. The process of integrating acquired businesses into our existing operations may result in operating, contractual and supply chain difficulties, such as the failure to retain customers or management personnel. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives.
Additionally, we may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions that are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations and financial condition.
We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NASDAQ, will significantly increase the costs and the time that must be devoted to compliance matters. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our subordinate voting shares, fines, sanctions and other regulatory action and potentially civil litigation.
Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.
The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (2020 Revision) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.
Our management team has limited experience managing a public company.
Many members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.
Social unrest may materially and adversely impact our business.
In recent months, there has been increasing social unrest throughout the United States and Europe (including looting, protests, strikes and street demonstrations). We have over 85 offices, factories and warehouses located across the United States and Europe, and such social unrest could materially affect the ability of certain of these offices to operate. Prolonged disruptions because of such social unrest in the markets in which we operate could disrupt our relationships with customers, employees and referral sources located in affected areas and, in the case of our corporate office, our ability to provide administrative support services, including billing and collection services. Future civil insurrection, social unrest, protests, looting, strikes or street demonstrations may adversely affect our reputation, business and consolidated financial condition, results of operations and cash flows.

Risks Related to our Indebtedness
Our substantial indebtedness makes us more sensitive to adverse economic conditions, may limit our ability to plan for or respond to significant changes in our business and requires a significant amount of cash to service our debt payment obligations that we may be unable to generate or obtain.
As of December 31, 2020, we had $2,700.3 million of total debt outstanding and up to $240.1 million of additional borrowing capacity under our revolving credit facility. In connection with this offering, we also expect to amend our revolving credit facility to increase the revolving loan commitments thereunder by $200 million. Our level of indebtedness could have important consequences on our business, including the following:
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making it more difficult for us to satisfy our obligations with respect to our indebtedness;

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requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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increasing our vulnerability to general adverse economic and industry conditions;

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exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

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exposing us to volatility between the U.S. dollar and euro as a portion of our borrowings are euro- denominated;

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limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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placing us at a disadvantage compared to other, less leveraged competitors; and

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increasing our cost of borrowing.

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purposes. We cannot guarantee that refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all or would be permitted by the terms of our debt instruments.
Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.
We may be able to incur significant additional indebtedness in the future. Although the financing documents governing our indebtedness contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.
The financing documents governing our indebtedness permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our indebtedness do not restrict Bain Capital from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our indebtedness. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

The terms of the financing documents governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
The financing documents governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:
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incur additional indebtedness;

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pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

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prepay, redeem or repurchase certain indebtedness;

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sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

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incur liens;

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enter into transactions with affiliates;

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enter into agreements restricting the ability of our subsidiaries to pay dividends; and

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consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.
The restrictive covenants in the financing documents governing our indebtedness require us to maintain a specified financial ratio and our ability to meet that financial ratio can be affected by events beyond our control.
A breach of the covenants or restrictions under the financing documents governing our indebtedness could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:
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limited in how we conduct our business;

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unable to raise additional debt or equity financing to operate during general economic or business downturns; or

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unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.
Risks Related to Ownership of our Ordinary Shares
An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.
We have applied to list our ordinary shares on NASDAQ. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.
The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:
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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new products, services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our products or services or our industry;

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additions or departures of key members of our management team or other personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.
The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.
The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.
Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 303,817,059 ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders, including Bain Capital, have agreed not to sell any ordinary shares for 180 days from the date of this prospectus without the prior written consent of any two of Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. or J.P. Morgan Securities LLC, provided Citigroup Global Markets Inc. or Morgan Stanley & Co., LLC is one of the two consenting parties, on behalf of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.
We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.
You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.
Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.
We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders.
Under the United States Internal Revenue Code of 1986, as amended (the “Code”), a non-U.S. corporation (such as ourselves) will be classified as a passive foreign investment company(a “PFIC”) for any taxable year if, for such year after the application of certain look-through rules with respect to subsidiaries, either
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At least 75% of our gross income for the year is “passive income” (as described below); or

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The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces “passive income” or which are held for the production of “passive income” is at least 50%.

“Passive income” generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year. If it is determined that we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.
Whether we will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because, among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Certain Material Income Tax Considerations — U.S. Federal Income Tax Considerations”) holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our ordinary shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, also known as a “QEF Election,” that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.
For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders if we were determined to be a PFIC, see “Certain Material Income Tax Considerations — Material U.S. Federal Income Tax Consideration — Passive Foreign Investment Company.”
The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.
We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering. Our proposed amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms having the effect of delaying or preventing a change in control of our company or making removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.
Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.
Following the completion of this offering, affiliates of Bain Capital will beneficially own an aggregate of approximately 77.4% of our outstanding ordinary shares (or approximately 75.7% of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional shares). Bain Capital will have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Bain Capital will also have the power to prevent or cause a change in control for so long as Bain Capital beneficially owns a majority of our outstanding ordinary shares and will retain significant influence over such a decision after they cease to own a majority. Without the consent of Bain Capital, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares following this offering may cause a material decline in the value of our ordinary shares.

Bain Capital and its affiliates engage in a broad spectrum of activities, including investments in industries in which we operate. In the ordinary course of their business activities, Bain Capital and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or partners of ours. Our amended and restated memorandum and articles of association to be effective in connection with the closing of this offering will provide that none of Bain Capital, any of its affiliates or any director who is not employed by us will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Bain Capital and its affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Bain Capital and its affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law differ from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws than the United States. Some U.S. states, such as Delaware, have more prescriptive and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”
We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.
We will incur additional legal, accounting and other expenses as a public reporting company. For example, we will be required to comply with the additional requirements of the rules and regulations of the

SEC and the listing standards of NASDAQ, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.
We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.
Upon the completion of this offering, Bain Capital will own approximately 235.2 million of our ordinary shares, or approximately 77.4% of our outstanding ordinary shares (or approximately 75.7% of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional shares). Accordingly, we will be a “controlled company” for purposes of the NASDAQ listing requirements. As such, we will be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of independent directors, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.
Pursuant to the Investor Rights Agreement that will become effective prior to the completion of this offering, Bain Capital will have the right to nominate to our board of directors: (i) a majority of the directors for so long as Bain Capital beneficially owns 40% or more of the total number of ordinary shares outstanding immediately following the completion of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total number of directors for so long as Bain Capital beneficially owns at least 30% and less than 40% of the total number of ordinary shares outstanding immediately following the completion of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total number of directors for so long as Bain Capital beneficially owns at least 20% and less than 30% of the total number of ordinary shares outstanding immediately following the completion of this offering; (iv) a number directors (rounded up to the nearest whole number) equal to 20% of the total number of directors (but not fewer than two directors) for so long as Bain Capital beneficially owns at least 10% and less than 20% of the total number of ordinary shares outstanding immediately following the completion of this offering; and (v) one director for so long as Bain Capital beneficially owns at least 2% and less than 10% of the total number of ordinary shares outstanding immediately following the completion of this offering. As a result, Bain Capital will continue to have significant influence over us even after it ceases to beneficially own a majority of our ordinary shares.

You will incur immediate dilution as a result of this offering.
If you purchase ordinary shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $26.34 per share, representing the difference between the assumed initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and our pro forma net tangible book deficit per share as of December 31, 2020 of $6.84. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase ordinary shares granted to our employees, consultants and directors under our equity compensation plans. See “Dilution.”
The issuance of preferred shares could adversely affect holders of ordinary shares.
Our board of directors is authorized to issue preferred shares without any action on the part of holders of our ordinary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such preferred shares that may be issued, including voting rights, dividend rights, preferences over our ordinary shares with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred shares in the future that have preference over our ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of holders of our ordinary shares or the price of our ordinary shares could be adversely affected.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and a portion our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets. We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognise or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognise and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Risks Related to Reorganization Transactions
We will enter into a tax receivable agreement that will require us to make payments in relation to certain tax attributes of Constellation and its subsidiaries to persons who were shareholders of Constellation prior to the initial public offering and to certain other members of management, which payments are expected to be substantial.
We will indirectly acquire favorable tax attributes in connection with the Reorganization Transactions. These tax attributes would not be available to us in the absence of the consummation of the Reorganization Transactions.

As part of the Reorganization Transactions, we will enter into a tax receivable agreement (the “TRA”) under which, generally, we will be required to pay to persons who were shareholders of Constellation prior to the initial public offering, and to certain other members of management (the “TRA Recipients”) as part consideration for their shares in Constellation or as part consideration for a note receivable held by them, as applicable, 85% of the savings, if any, in (x) U.S. federal, state or local income tax, and (y) Dutch income tax, in each case, that we actually realize (or are deemed to realize in certain circumstances, including as a result of certain assumptions) as a result of (i) certain United States tax attributes, including tax credits (including any foreign tax credits allowed under Section 901 or 960 of the Code), deferred interest deductions, net operating losses (“NOLs”), and amortization and depreciation deductions (and the reduction of income and gain attributable to any tax basis in any “amortizable section 197 intangibles” (as defined in Section 197(c) and (d) of the Code)), (ii) certain Dutch tax attributes, including deferred interest deductions, NOLs, and tax deductible depreciation and amortization deductions (and the reduction of corporate income and gain attributable to tax basis in any intangible assets, including with respect to trademark intangibles and brand name intangibles), in each case of clause (i) and (ii), generated or owned by or attributable to, as applicable, the issuer and its subsidiaries (collectively, the “Company Group”) on or prior to the date of this offering (the “IPO Date”) (calculated by assuming that the taxable year of the relevant member of the Company Group closes at the end of the IPO Date), and (iii) generally, any tax deductions available to the Company Group that relate to the transaction expenses incurred by the Company Group as a result of the consummation of this offering, regardless of when actually paid or deductible (such tax attributes, collectively, the “TRA Tax Attributes”). Under the TRA, generally, we will retain the benefit of the remaining 15% of the applicable tax savings.
The actual utilization of the TRA Tax Attributes, as well as the timing of any payments under the TRA, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future and our use of NOLs. Limitations on the use of the NOLs may apply, including limitations under Section 382 of the Code and any analogous provisions of U.S. state, local, or Dutch tax law.
Payments under the TRA are not conditioned on the TRA Recipients’ continuing to own ordinary shares. In addition, the TRA will provide for interest, at a rate equal to LIBOR plus 300 basis points (subject to change if LIBOR is no longer a widely recognized benchmark rate), accrued from the due date (without extensions) of the IRS Form 1120 (or any successor form) for the U.S. members of the Company Group for the applicable taxable year until the date of payment specified by the TRA. Payments under the TRA will be based on the tax reporting positions that we determine, consistent with the terms of the TRA. No TRA Recipient will be required under any circumstances to make a payment or return a payment to the Company Group in respect of any portion of any payments previously made to such TRA Recipient under the TRA; if it is determined that excess payments have been made under the TRA, certain future payments, if any, otherwise to be made will be reduced. As a result, in certain circumstances, including, for example, if a previously claimed deduction is subsequently disallowed, payments could be made under the TRA in excess of the benefits that we actually realize in respect of the attributes to which the TRA relates.
We expect the payments we will be required to make under the TRA will be substantial. If we were to elect to terminate the TRA immediately after this offering, we estimate that we would be required to pay $270.8 million in the aggregate under the TRA.
Because the issuer of the TRA is a holding company with no operations of its own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. The TRA will restrict our and our subsidiaries’ ability to enter into any agreement or indenture that would restrict or encumber our ability to make payments under the TRA. To the extent that we are unable to make payments under the TRA, and such inability is a result of the terms of debt documents (including our Senior Secured Credit Facilities or the indenture governing the Senior Notes), such payments will be deferred and will accrue interest at a rate of LIBOR plus 300 basis points (subject to change if LIBOR is no longer a widely recognized benchmark rate) until paid. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements.

The TRA will contain provisions that require, in certain cases, the acceleration of payments under the TRA to the TRA Recipients, or payments which may significantly exceed the actual benefits we realize in respect of the TRA Tax Attributes.
The terms of the TRA will, in certain circumstances, including an early termination, certain changes of control or divestitures, or breaches of any material obligations under it (such as a failure to make any payment when due, subject to a specified cure period), provide for our (or our successor’s) obligations under the TRA to accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have at such time sufficient taxable income to fully utilize the TRA Tax Attributes. Additionally, if we or any of our subsidiaries transfers any asset to a corporation with which we do not file a consolidated tax return for applicable tax purposes, we will be treated as having sold that asset in a taxable transaction for purposes of determining certain amounts payable pursuant to the TRA. As a result of the foregoing, (i) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the TRA Tax Attributes and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of adversely affecting our working capital and growth, and of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. If we were to elect to terminate the TRA immediately after this offering, we estimate that we would be required to pay $270.8 million in the aggregate under the TRA.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:
•
the continuation of the COVID-19 pandemic may cause disruptions to our operations, customer demand, and our suppliers’ ability to support us;

•
uncertain global economic conditions which have had and could continue to have an adverse effect on our consolidated financial condition and results of operations;

•
the global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations;

•
fluctuations between non-U.S. currencies and the U.S. dollar could materially impact our consolidated financial condition or results of operations;

•
political and economic instability and risk of government actions affecting our business and our customers or suppliers may adversely impact our business, results of operations and cash flows;

•
raw material pricing, availability and allocation by suppliers as well as energy-related costs may negatively impact our results of operations, including our profit margins;

•
if we do not develop new and innovative products or if customers in our markets do not accept them, our results would be negatively affected;

•
cyber risks and the failure to maintain the integrity of our operational or security systems or infrastructure;

•
the introduction of the Organization for Economic Cooperation and Development’s Base Erosion and Profit Shifting may adversely affect our effective rate of tax in future periods;

•
the consolidation of customers may adversely affect our business, consolidated financial condition or results of operations;

•
we experience competition in the markets for our products and services and in the geographic areas in which we operate;

•
instability and uncertainty in the credit and financial markets could adversely impact the availability of credit that we and our customers need to operate our business;

•
new and stricter regulations may affect our business and consolidated condition and results of operations; and

•
the other risks described under “Risk Factors”.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors”.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $845.0 million (or approximately $973.0 million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to repay outstanding indebtedness, create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We expect to use approximately $845.0 million of net proceeds of this offering (or $973.0 million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings, including fees and expenses under our Senior Secured Credit Facilities.
As of December 31, 2020, we had $2,169.5 million of indebtedness outstanding under our Term Loan Facility. At December 31, 2020, the interest rate for the U.S. dollar term loan was 3.21% and the interest rate for the Euro term loan was 3.25%. Our Term Loan Facility matures on September 6, 2024. See “Description of Certain Indebtedness.”
Each $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $43.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $18.5 million, assuming that the assumed initial public offering price per share for the offering remains at $19.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us under the terms of our Senior Secured Credit Facilities and the indenture governing our Senior Notes. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board of directors may deem relevant.

REORGANIZATION TRANSACTIONS
The issuer, Diversey Holdings, Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability, was formed on November 3, 2020 for the purpose of completing the offering contemplated by this prospectus and related transactions in order to carry on the business of Constellation and its subsidiaries. The issuer will serve as a holding company in our corporate structure. The issuer has not engaged in any business or other activities other than those incident to its formation, the Reorganization Transactions described below and the preparation of the registration statement of which this prospectus forms a part.
Prior to the closing of this offering, we will effect a series of transactions pursuant to which:
(i)
Constellation (BC) PoolCo SCA (“Poolco”), an entity incorporated for the purpose of pooling the interests of our employees, directors and officers in Constellation (BC) S.à r.l (“Topco”), a direct subsidiary of Constellation, will repurchase shares from certain equityholders in exchange for a note receivable;

(ii)
all other equityholders of Poolco will contribute their shares of Poolco to Constellation in exchange for new shares of Constellation; and

(iii)
the equityholders of Constellation, including Bain Capital and the individuals referred to in the foregoing clause (ii), will contribute a portion of their shares of Constellation to the issuer, and the equityholders referred to in the foregoing clause (i) will contribute a portion of their note receivable to the issuer, in each case, in exchange for ordinary shares of the issuer (provided that the issuer will withhold a portion of the ordinary shares otherwise issuable solely to the extent necessary to satisfy (y) any outstanding loans owned by such employee equityholders and (z) Any tax consequences resulting to the equityholders from the repurchase and the aggregate fair market value of such withheld ordinary shares will be paid by the issuer or a subsidiary thereof to satisfy such tax consequence) and the equityholders of Constellation, including Bain Capital and the individuals referred to in the foregoing clause (ii), will contribute the remaining portion of their shares of Constellation to one of our subsidiaries, and the equityholders referred to in the foregoing clause (i) will contribute the remaining portion of their note receivable to one of our subsidiaries, in each case, in exchange for payments to be made under the Tax Receivable Agreement and certain other consideration.

The foregoing transactions will result in the issuer becoming the ultimate parent company of Constellation and its subsidiaries, and Bain capital and all other equityholders of Constellation and Poolco becoming shareholders of the issuer. We refer to these transactions as the “Reorganization Transactions.” The purpose of the Reorganization Transactions is to reorganize our corporate structure so that the top-tier entity in our corporate structure — the entity that is offering ordinary shares to the public in this offering — is a company organized under the laws of the Cayman Islands and so that our existing investors will own our ordinary shares. Following the completion of this offering, in order to simplify our corporate structure, we expect to merge or liquidate certain of our wholly-owned subsidiaries, including Constellation, Poolco and Topco.
Assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, 257,663,213 ordinary shares will be outstanding immediately after the Reorganization Transactions but before this offering. The actual number of ordinary shares that will outstanding after the Reorganization Transactions is subject to change based on the actual initial public offering price.
Because (i) the number of shares that we will withhold from certain equityholders to satisfy tax consequences and (ii) the number of shares that are surrendered by certain equityholders to repay outstanding shareholder loans, in each case, in connection with the Reorganization Transactions, will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of outstanding ordinary shares presented in this prospectus after giving effect to the Reorganization Transactions and this offering.

The following number of ordinary shares would be outstanding immediately after the Reorganization Transactions but before the completion of this offering, assuming the initial public offering prices for our ordinary shares shown below:
Initial public offering price per share	$18.00	$19.50	$21.00
Ordinary shares outstanding	257,646,068	257,663,213	257,677,828
The following diagram summarizes our organizational structure immediately prior to giving effect to the Reorganization Transactions.

The following diagram summarizes our organizational structure immediately following completion of the Reorganization Transactions.

CAPITALIZATION
The following table describes our cash and cash equivalents and capitalization as of December 31, 2020, as follows:
•
on an actual basis; and

•
on a pro forma basis, after giving effect to (i) the Reorganization Transactions, (ii) the lump sum payment of approximately $17.5 million payable in connection with the termination of the management agreement with Bain Capital, as described under “Certain Relationships and Related Party Transactions — Management Agreement,” (iii) the sale of 46,153,846 ordinary shares in this offering and (iv) the application of the net proceeds from this offering as set forth under “Use of Proceeds”, assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
	As of December 31, 2020
(in millions)	Actual	Pro Forma
		(unaudited)
Cash and cash equivalents	$192.9	$173.0
Total debt:
Senior Secured Credit Facilities(1):
US Dollar Term Loan	873.0	873.0
US Dollar Incremental Loan	149.6	—
Euro Term Loan	1,146.9	451.5
Revolving Credit Facility(2)	—	—
Senior Notes	548.5	548.5
Short-term borrowings	0.4	0.4
Finance lease obligations	5.2	5.2
Financing obligations	22.5	22.5
Unamortized deferred financing costs	(39.6)	(28.6)
Unamortized original issue discount	(6.2)	(1.9)
Total debt(1)	$2,700.3	$1,870.6
Preferred Equity Certificates	$641.7	$—
Shareholders’ Equity:
Common stock, $0.01 par value per share; 195,800,697 shares authorized and outstanding, actual(3)	$2.2	$—
Ordinary shares, $0.0001 par value per share; 5,000,000 shares authorized and 1 share outstanding, actual; 1,000,000,000 shares authorized and 303,817,059 shares outstanding, pro forma(4)	—	—
Preferred shares, $0.0001 par value per share; no shares authorized or outstanding, actual; 200,000,000 shares authorized and no shares outstanding, pro forma	—	—
Additional paid-in capital	247.2	1,600.6
Accumulated deficit	(545.3)	(686.1)
Accumulated other comprehensive loss	(212.7)	(212.7)
Total shareholders' equity	$(508.6)	$701.8

(1)
We expect to use approximately $845.0 million of net proceeds of this offering (or $973.0 million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings, including fees and expenses, under our Senior Secured Credit Facilities.

(2)
In connection with this offering, we expect to amend our Revolving Credit Facility to provide for an incremental $200 million of revolving loan commitments and extend the maturity of the Revolving Credit Facility to the fifth anniversary of the amendment, subject to earlier maturity in certain cases. See “Description of Certain Indebtedness — Senior Secured Credit Facilities — Second Amendment to Credit Agreement.” We will pay a fee of approximately $2.4 million in connection with the amendment.

(3)
Represents shareholders' equity of Constellation.

(4)
Represents shareholders' equity of the issuer.

A $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease additional paid-in capital with a corresponding decrease or increase to long-term debt on a pro forma basis by approximately $43.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Similarly, each 1,000,000 increase or decrease in the number of ordinary shares offered in this offering would increase or decrease additional paid-in capital with a corresponding decrease or increase to long-term debt on a pro forma basis by approximately $18.5 million, based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and table are based on 257,663,213 ordinary shares outstanding as of March 1, 2021, on a pro forma basis after giving effect to the Reorganization Transaction, assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and excludes:
•
817,949 ordinary shares issuable upon the vesting and settlement of restricted share units to be granted in connection with this offering, and

•
15,000,000 ordinary shares reserved for future issuance under our 2021 Omnibus Incentive Plan.

DILUTION
If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares in this offering and the pro forma net tangible book deficit per share of our ordinary shares immediately after this offering.
As of December 31, 2020, we had a net tangible book deficit of $3,288.0 million, or $12.76 per ordinary share. Net tangible book deficit per share is equal to our total tangible assets, less total liabilities, divided by the number of our outstanding ordinary shares.
After giving effect to the sale of ordinary shares in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay indebtedness as set forth under “Use of Proceeds”, at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma net tangible book deficit as of December 31, 2020 would have been $2,076.6 million, or $6.84 per ordinary share. This represents an immediate decrease in net tangible book deficit of $5.93 per share to our existing shareholders and an immediate dilution in net tangible book deficit of $26.34 per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:
Assumed initial public offering price per share of ordinary shares		$19.50
Net tangible book deficit per share before offering	(12.76)
Decrease in net tangible book deficit per share attributable to the investors in this offering	5.93
Pro forma net tangible book deficit per share after giving effect to this offering		(6.84)
Dilution in net tangible book deficit per share to the investors in this offering		$26.34
A $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book deficit per share after this offering by $0.14, and would increase or decrease the dilution per share to the investors in this offering by $0.14, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of ordinary shares offered by us would increase or decrease our pro forma net tangible book deficit per share after this offering by $0.08 and would increase or decrease dilution per share to investors in this offering by $0.08, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book deficit per share after this offering would be $6.08 and the dilution in pro forma net tangible book deficit per share to new investors in this offering would be $26.18.
The following table presents, on a pro forma basis as described above, as of December 31, 2020, the differences between our existing shareholders and the investors purchasing ordinary shares in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing Shareholders	257,663,213	84.8%	$914,852,208	50.4%	$3.55
New Investors	46,153,846	15.2%	900,000,000	49.6%	$19.50
Total	303,817,059	100%	1,814,852,208	100%

A $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $46.2 million and increase or decrease the percent of total consideration paid by new investors by 1.3%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.
Similarly, each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the total consideration paid by new investors by $19.5 million, assuming that the initial public offering price per share for the offering remains at $19.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and before deducting the underwriting discount and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own 82.9% and our new investors would own 17.1% of the total number of ordinary shares outstanding after this offering.
In addition, to the extent we issue any additional share options or any share options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.
Except as otherwise indicated, the above discussion and tables are based on 257,663,213 ordinary shares outstanding as of March 1, 2021, on a pro forma basis after giving effect to the Reorganization Transaction, assuming an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and excludes:
•
817,949 ordinary shares issuable upon vesting and settlement of restricted share units to be granted in connection with this offering; and

•
15,000,000 ordinary shares reserved for future issuance under the 2021 Omnibus Incentive Plan.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma condensed consolidated balance sheet as of December 31, 2020 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020 present our financial position and results of operations after giving pro forma effect to:
•
the Reorganization Transactions and this offering as if such events occurred on December 31, 2020 for the unaudited pro forma condensed consolidated balance sheet and on January 1, 2020 for the unaudited pro forma condensed consolidated statement of operations. Pursuant to the Reorganization transactions:

(i)
Constellation (BC) PoolCo SCA (“Poolco”), an entity incorporated for the purpose of pooling the interests of our employees, directors and officers in Constellation (BC) S.à r.l (“Topco”), a direct subsidiary of Constellation, will repurchase shares from certain equityholders in exchange for a note receivable;

(ii)
all other equityholders of Poolco will contribute their shares of Poolco to Constellation in exchange new shares of Constellation; and

(iii)
the equityholders of Constellation, including Bain Capital and the individuals referred to in the foregoing clause (ii), will contribute a portion of their shares of Constellation to the issuer, and the equityholders referred to in the foregoing clause (i) will contribute a portion of their note receivable to the issuer, in each case, in exchange for ordinary shares of the issuer (provided that the issuer will withhold a portion of the ordinary shares otherwise issuable solely to the extent necessary to satisfy (y) any outstanding loans owned by such employee equityholders and (z) any tax consequences resulting to the equityholders from the repurchase and the aggregate fair market value of such withheld ordinary shares will be paid by the issuer or a subsidiary thereof to satisfy such tax consequence) and the equityholders of Constellation, including Bain Capital and the individuals referred to in the foregoing clause (ii), will contribute the remaining portion of their shares of Constellation to one of our subsidiaries, and the equityholders referred to in the foregoing clause (i) will contribute the remaining portion of their note receivable to one of our subsidiaries, in each case, in exchange for payments to be made under the Tax Receivable Agreement and certain other consideration.

•
repayment of outstanding borrowings, including fees and expenses, under our Senior Secured Credit Facilities; and

•
a provision or benefit for corporate income taxes on the loss before income tax provision based on the tax laws for the jurisdictions where the income (loss) amounts are allocated.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2020 has been derived from our audited historical consolidated balance sheet as of December 31, 2020 included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020 has been derived from our audited historical consolidated statement of operations for the year ended December 31, 2020 included elsewhere in this prospectus.
The unaudited pro forma consolidated financial statements are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. The unaudited pro forma consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the transactions. Future results may vary significantly from the results reflected in the unaudited pro forma consolidated statement of operations and should not be relied on as an indication of our results after the consummation of the Reorganization Transactions and this offering. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, fees to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
The unaudited pro forma condensed consolidated financial information should be read together with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2020
(in millions)	Constellation (BC) 2 S.à.r.l. As Reported	Reorganization Transactions Adjustments (a)		Offering Adjustments (a)		Diversey Holdings, Ltd. Pro Forma (b)
Assets
Current assets:
Cash and cash equivalents	$192.9	$(19.9)	(8,11)	$—	(9,10)	$173.0
Trade receivables	342.0	—		—		342.0
Other receivables	71.0	—		—		71.0
Inventories	282.4	—		—		282.4
Prepaid expenses and other current assets	62.0	—		(1.0)	(12)	61.0
Total current assets	$950.3	(19.9)		(1.0)		929.4
Property and equipment	188.3	—		—		188.3
Goodwill	467.0	—		—		467.0
Intangible assets	2,311.4	—		—		2,311.4
Other non-current assets	369.1	(1.6)	(6,11)	—		367.5
Total assets	$4,286.1	$(21.5)		$(1.0)		$4,263.6
Liabilities and Shareholders’ equity
Current liabilities:
Short-term borrowings	$0.4	$—		$—		$0.4
Current portion of long-term debt	13.2	—		(1.5)	(10)	11.7
Accounts payable	404.6	22.5	(7,11)	—		427.1
Accrued restructuring costs	26.3	—		—		26.3
Other current liabilities	512.4	(44.4)	(4,6)	—		468.0
Total current liabilities	956.9	(21.9)		(1.5)		933.5
Long-term debt, less current portion	2,686.7	—		(828.2)	(10)	1,858.5
Preferred equity certificates	641.7	(641.7)	(2)	—		—
Deferred taxes	181.1	—		—		181.1
Tax receivable agreement liability		260.4	(3)	—		260.4
Other non-current liabilities	328.3	—		—		328.3
Total liabilities	4,794.7	(403.2)		(829.7)		3,561.8
Shareholders’ equity:
Common stock	2.2	(2.2)	(1)	—		—
Ordinary shares	—	0.0	(1)	—	(9)	0.0
Additional paid-in capital	247.2	509.4	(1,2,3,4,5,6)	844.0	(9,12)	1,600.6
Accumulated deficit	(545.3)	(125.5)	(5,7,8,11)	(15.3)	(10)	(686.1)
Accumulated other comprehensive loss	(212.7)	—		—		(212.7)
Total Shareholders’ equity	(508.6)	381.7		828.7		701.8
Total liabilities and Shareholders’ equity	$4,286.1	$(21.5)		$(1.0)		$4,263.6

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the year ended December 31, 2020
(in millions, except per share amounts)	Constellation (BC) 2 S.à. r.l. As Reported	Reorganization Transaction Adjustments (a)		Offering Adjustments (a)		Diversey Holdings, Ltd. Pro Forma (b)
Net sales	$2,629.2	$—		$—		$2,629.2
Cost of sales	1,559.4	—		—		1,559.4
Gross profit	$1,069.8	—		—		1,069.8
Selling, general and administrative expenses	768.2	30.0	(7,11)	5.5	(13)	803.7
Transition and transformation costs	42.5	17.5	(8)	—		60.0
Management fee	7.5	—		—		7.5
Share-based compensation	67.5	118.6	(5)	5.0	(13)	191.1
Amortization of intangible assets	98.2	—		—		98.2
Restructuring costs	25.6	—		—		25.6
Merger and acquisition-related costs	1.0	—		—		1.0
Operating income (loss)	59.3	(166.1)		(10.5)		(117.3)
Interest expense	127.7	—		(28.9)	(14)	98.8
Foreign currency loss related to Argentina subsidiaries	1.6	—		—		1.6
Other (income) expense, net	(40.7)	—		—		(40.7)
Income (loss) before income tax provision (benefit)	(29.3)	(166.1)		18.4		(177.0)
Income tax provision (benefit)	9.2	7.5	(15)	(4.6)	(15)	12.1
Net loss	$(38.5)	$(173.6)		$23.0		$(189.1)
Pro forma – basic and diluted loss per share(23)	$(0.20)					$(0.62)
Pro forma – basic and diluted weighted average shares outstanding(23)	195.8					303.8

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(a)
Description of the transaction and basis of presentation:

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and present our pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Reorganization Transactions and this offering and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial statements.
The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the company may achieve as a result of the Reorganization Transactions.
The “Reorganization Transactions Adjustments” column is comprised of adjustments to our current ownership to affect the transaction as further described in the footnotes to the adjustments. Immediately following this offering, and as a result of the Reorganization Transactions, Constellation (BC) 2 S.a.r.l will be liquidated, and Diversey Holdings, Ltd. will become our parent company and the registrant.
For a complete description of the Reorganization Transactions, see “Reorganization Transactions” included elsewhere in this prospectus
The “Offering Adjustments” column is comprised of adjustments related to the proceeds from this offering and the use of those proceeds. These adjustments assume an initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriter discount and estimated offering expenses payable by us. We intend to use the net proceeds (of this offering) to repay outstanding indebtedness under the Senior Secured Credit Facilities totaling approximately $845.0 million in aggregate principal amount.
(b)
Diversey Holdings, Ltd. was formed on November 3, 2020, has not commenced operations and will have no material assets or liabilities until the completion of this offering. Therefore, its historical financial position is not shown in a separate column in this unaudited Pro Forma Condensed Consolidated Balance Sheet.

(1)
Reflects the reduction of common stock and additional paid in capital of Constellation with a corresponding increase to ordinary shares and additional paid-in capital of Diversey Holdings, Ltd. to affect the Reorganization Transactions. After giving affect to the Reorganization Transactions there will be 303,817,059 ordinary shares outstanding with a par value of $0.0001 per share. Refer to Note 20 for a reconciliation of the net pro forma adjustment of additional paid-in capital.

(2)
Reflects the exchange of $641.7 million of debt-classified Preferred Equity Certificates (“PECs”) for ordinary shares of Diversey Holdings, Ltd. to affect the Reorganization Transaction. Refer to Note 20 for a reconciliation of the net pro forma adjustments of additional paid-in capital.

(3)
Reflects the liability associated with our Tax Receivable Agreement. In connection with the Reorganization Transactions, we will enter into a TRA under which, generally, we will be required to pay to TRA Recipients 85% of the cash savings, if any, in (x) U.S. federal, state or local income tax and (y) Dutch income tax, in each case, that we actually realize (or are deemed to realize in certain circumstances) as a result of the TRA Tax Attributes. Under the TRA, generally, we will retain the benefit of the remaining 15% of the applicable tax savings. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” The TRA liability will be accounted for as a contingent liability with amounts accrued when deemed probable and estimable. Upon the completion of the offering, we anticipate recording a liability of $260.4 million, with a corresponding decrease to additional paid-in capital, based on our estimate of the aggregate amount that we will pay under the TRA. Refer to Note 20 for a reconciliation of the net pro forma adjustment of additional paid-in capital.

(4)
Reflects the exchange of the Class B equity awards issued under our Management Equity Incentive Plan (“MEIP”) for restricted shares of Diversey Holdings, Ltd., which will be equity-classified in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). Each Class B equity award will be exchanged for approximately 2.1 restricted shares of Diversey Holdings, Ltd. to affect the Reorganization Transactions. Refer to Note 19 and Note 20 for reconciliations of the net pro forma adjustments of other current liabilities and additional paid-in capital, respectively.

(5)
Reflects the modification of our Class C through E performance-based awards issued under the MEIP. Upon the completion of this offering, we expect to recognize a non-recurring charge of $85.5 million related to the Class C through E performance awards that will be exchanged for vested restricted shares of Diversey Holdings, Ltd. Additionally, we expect to recognize a recurring charge of $33.1 million for the Class C through E performance awards that will be exchanged for restricted shares of Diversey Holdings, Ltd. that will vest over the remaining service period subsequent to this offering. Refer to Note 20 and Note 21 for a reconciliation of the net pro forma adjustments for additional paid-in capital and accumulated deficit, respectively.

(6)
Reflects the surrender of Constellation shares from certain employees to repay outstanding shareholders loans, including $4.0 million recorded within other non-current assets and shares withheld to satisfy personal income tax consequences arising from the Reorganization Transactions in the amount of $25.2 million, assuming all employees elect the option to exchange shares to satisfy these obligations. The funds will be held by us and released to the employees as their tax liabilities become due and payable. Refer to Note 17, Note 19 and Note 20 for a reconciliation of the net pro forma adjustments of other non-current assets, other current liabilities and additional paid-in capital, respectively.

(7)
Reflects the modification of our awards issued under the cash Long-Term Incentive Plan (“LTIP”). Upon successful completion of this offering, we expect to recognize a non-recurring charge of $22.2 million related to the awards issued under the LTIP that will vest upon the completion of this offering. Additionally, we expect to recognize a recurring charge of $7.5 million for the awards issued under the LTIP that will vest over the remaining service period subsequent to the offering. Refer to Note 18, Note 21 and Note 22 for a reconciliation of the net pro forma adjustment of accounts payable, accumulated deficit and selling, general and administrative expenses, respectively.

(8)
Reflects a non-recurring lump sum payment of $17.5 million related to the termination of the management agreement with Bain Capital, as described under “Certain Relationships and Related Party Transactions — Management Agreement.” Refer to Note 16 and Note 21 for a reconciliation of the net pro forma adjustment of cash and cash equivalents and accumulated deficit, respectively.

(9)
Reflects the net proceeds to us from this offering based upon an assumed initial public offering price of $19.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us of $55.0 million. Refer to Note 16 and Note 20 for reconciliations of the net pro forma adjustments of cash and cash equivalents and additional paid-in capital, respectively.

(10)
Reflects the repayment of $1.5 million of current portion of long-term debt and $843.5 million of long-term debt under our Senior Secured Credit Facilities as discussed in “Use of Proceeds” and “Capitalization.” The reduction in long-term debt is partially offset by a write off of unamortized debt issuance costs and original issue discount of $15.3 million, which has been adjusted to accumulated deficit. Refer to Note 16 for a reconciliation of the net pro forma adjustment for cash and cash equivalents.

(11)
Reflects an additional $0.3 million of non-recurring transaction costs anticipated to be incurred in connection with the Reorganization Transactions. Additionally, reflects cash paid in the amount of $2.4 million related to the increase in borrowing capacity under our Revolving Credit Facility. Refer to Note  16, Note 17, Note 18, Note 21 and Note 22 for a reconciliation of the net pro forma adjustment for cash and cash equivalents, other non-current assets, accounts payable, accumulated deficit and selling, general and administrative expenses, respectively.

(12)
Reflects $1.0 million of specific incremental direct costs attributable to this offering, which were capitalized as of December 31, 2020 and will be offset against the proceeds as a reduction of additional paid-in-capital. Costs include legal, accounting and other related costs attributable with this offering. Refer to Note 20 for a reconciliation of the net pro forma adjustment for additional paid-in capital.

(13)
Reflects recurring selling, general and administrative expense and share-based compensation expense of $5.5 million and $5.0 million, respectively, for awards granted upon successful completion of this offering. Upon consummation of this offering, we will make a one-time grant of restricted share units (“RSUs”) to certain of our employees. The RSUs granted will cliff vest on December 31, 2023, subject to the relevant employee’s continued employment through the applicable vesting date. We will also make a one-time grant of cash-settled awards to all of our employees, who will not otherwise participate in the 2021 Omnibus Incentive Plan, which will vest over three years. Refer to “Executive Compensation — Summary of the 2021 Omnibus Incentive Plan — Grants in Connection with this Offering.”

(14)
Reflects the reduction in interest expense of $28.9 million for the year ended December 31, 2020 as a result of the repayment of a portion of the outstanding indebtedness under our Senior Secured Credit Facilities, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2020.

(15)
Reflects the pro forma tax effect of the LTIP (Note 7), transaction costs (Note 11), compensation expense (Note 13) and interest expense (Note 14) adjustments at a blended statutory rate of 25.0%. We expect the charges related to stock-based compensation under the MEIP (Note 4 and Note 5) and the termination fee (Note 8) to be disallowed for tax purposes and have not included any pro forma tax expense (benefit) for those items.

(16)
The following table summarizes the computation of pro forma cash and cash equivalents adjustment within the Offering Adjustments column:

Pro forma cash and cash equivalents	Diversey Holdings, Ltd. Pro Forma
Issuance of ordinary shares in connection with the offering (Note 9)	$845.0
Repayment of third party debt (Note 10)	(845.0)
Net cash and cash equivalents pro forma adjustment	$—
The following table summarizes the computation of pro forma cash and cash equivalents adjustment within the Reorganization Transactions column:
Pro forma cash and cash equivalents	Diversey Holdings, Ltd. Pro Forma

Termination fee payable to Bain Capital (Note 8)	$(17.5)
Revolving credit facility fee (Note 11)	$(2.4)
Net cash and cash equivalents pro forma adjustment	$(19.9)

(17)
The following table summarizes the computation of pro forma other non-current assets adjustment within the Reorganization Transactions column:

Pro forma other non-current assets	Diversey Holdings, Ltd. Pro Forma
Exchange of shares to repay loans and fund taxes (Note 6)	$(4.0)
Revolving credit facility fee (Note 11)	2.4
Net other non-current assets pro forma adjustment	$(1.6)

(18)
The following table summarizes the computation of pro forma accounts payable adjustment within the Reorganization Transactions column:

Pro forma accounts payable	Diversey Holdings, Ltd. Pro Forma
Vesting of performance-based cash LTIP awards (Note 7)	$22.2
Transaction costs (Note 11)	0.3
Net accounts payable pro forma adjustment	$22.5

(19)
The following table summarizes the computation of pro forma other current liabilities adjustment within the Reorganization Transactions column:

Pro forma other current liabilities	Diversey Holdings, Ltd. Pro Forma
Conversion of MEIP equity-based awards (Note 4)	$(69.6)
Exchange of shares to repay loans and fund taxes (Note 6).	$25.2
Net other current liabilities pro forma adjustment.	$(44.4)

(20)
The following table summarizes the computation of pro forma additional paid-in-capital within the Reorganization Transactions column:

Pro forma additional paid-in-capital	Diversey Holdings, Ltd. Pro Forma
Exchange of common stock of Constellation for ordinary shares of Diversey (Note 1)	$2.2
Conversion of PECs (Note 2)	641.7
Recognition of tax receivable agreement liability (Note 3)	(260.4)
Conversion of MEIP equity-based awards (Note 4)	69.6
Vesting of performance-based MEIP equity awards (Note 5)	85.5
Exchange of shares to repay loans and fund taxes (Note 6)	(29.2)
Net additional paid-in-capital pro forma adjustment	$509.4
The following table summarizes the computation of pro forma additional paid-in-capital within the Offering Transactions column:
Pro forma additional paid-in-capital	Diversey Holdings, Ltd. Pro Forma
Issuance of ordinary shares in connection with the offering (Note 9)	$845.0
Specific incremental direct offering costs (Note 12)	(1.0)
Net additional paid-in-capital pro forma adjustment	$844.0

(21)
The following table summarizes the computation of pro forma accumulated deficit within the Reorganization Transactions column:

Pro forma accumulated deficit	Diversey Holdings, Ltd. Pro Forma
Modification of performance-based MEIP equity awards (Note 5)	$(85.5)
Vesting of performance-based cash LTIP awards (Note 7)	(22.2)
Termination fee payable to Bain Capital (Note 8)	(17.5)
Transaction costs (Note 11)	(0.3)
Net accumulated deficit pro forma adjustment	$(125.5)

(22)
The following table summarizes the computation of pro forma selling, general and administrative expense within the Reorganization Transactions column:

Pro forma selling, general and administrative expense	Diversey Holdings, Ltd. Pro Forma
Vesting of performance-based cash LTIP awards (Note 7)	$29.7
Transaction costs (Note 11)	0.3
Net selling, general and administrative expense pro forma adjustment	$30.0

(23)
Pro forma loss per share is calculated as follows:

(in millions, except per share amount)	Pro Forma for the year ended December 31, 2020
Numerator
Net loss	$(189.1)
Denominator
Basic and diluted – weighted average shares outstanding (i) (ii)	303.8
Basic and diluted loss per share	$(0.62)

(i)
Includes the shares offered pursuant to this prospectus, shares held by Bain Capital and other co-investors following the completion of the Reorganization Transactions and the restricted shares issued to members of management as discussed in Note 4 and Note 5.

(ii)
For the year ended December 31, 2020, the dilutive effects of our restricted share units were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This management discussion and analysis (“MD&A”) provides information we believe is useful in understanding our operating results, cash flows and financial condition. We provide quantitative and qualitative information about key drivers behind revenue and earnings performance, including the impact of foreign currency, acquisitions as well as changes in volume and pricing.
The MD&A should be read together with our Consolidated Financial Statements and the related Notes thereto, which are prepared in accordance with U.S. GAAP, and set forth beginning on page F-1 of this prospectus. The statements in this discussion and analysis regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Our Business
We are a leading provider of hygiene, infection prevention and cleaning solutions. We develop mission-critical products, services and technologies that save lives and protect our environment.
Over the course of 95 years, the Diversey brand has become synonymous with product quality, service, and innovation. Our fully-integrated suite of solutions combines patented chemicals, dosing and dispensing equipment, cleaning machines, services and digital analysis and serves more than 85,000 customers in over 80 countries via our vast network of more than 1,400 technicians and approximately 8,500 employees globally. We are the leading global pure play provider to the approximately $32 billion cleaning and hygiene industry for the Institutional and Food & Beverage markets, where we hold the first or second position in the key markets in which we operate. We are also one of only two large, global players able to serve global strategic accounts (“GSAs”). We consider our scale to be a distinct competitive advantage given the fragmentation of our industry, and our customer relationships are deep and longstanding, resulting in highly recurring revenue streams.
We are a trusted partner to our customers in the delivery of hygiene, infection prevention, and cleaning solutions that provide peace of mind and help our customers maintain their brand integrity and grow their businesses. Through our end-to-end, repeatable services, we focus on achieving the following outcomes for our customers: 1) improved hygiene, infection prevention and cleaning results; 2) improved operational efficiency and environmental sustainability; 3) reduced costs; and 4) high consistency and high standards across customer locations and geographies.
The strength of our value proposition is evidenced by our deep customer relationships with a total revenue retention rate of over 98% (excluding growth with new and existing customers), and 99% retention rate for our top 100 customers, in 2020.
Due to the non-discretionary nature of our solutions, our business has a proven ability to withstand, and thrive in, challenging market conditions. Our top-line performance was strong during both the 2008 — 2010 Global Financial Crisis and the 2020 COVID-19 pandemic. Our revenues declined only 0.3% from 2008 to 2010, while revenues for the S&P 500 were down 3.8% over the same period. During the ongoing COVID-19 pandemic, from 2019 to 2020, we experienced a year-over-year constant currency revenue gain of 1.8% as compared with the S&P 500, which declined 3.2% over the same period. We believe the stability of our revenue is a result of several key aspects of our business model:
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Essential and Mission-Critical Solutions.   Our products and services are essential to our customers’ abilities to meet health and safety regulations across all their operative locations, regardless of end consumer demand for our customers’ products and services.

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Small Customer Spend Relative to Total Cost of System.   While critical to our customers’ abilities to maintain hygienic standards and cleanliness, our products represent only a small portion of their total spend on cleaning costs.

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Highly-Consumable Product and Service Offerings.   Our products are consumable and require ongoing replenishment, service and monitoring, which drives highly recurring revenue streams.

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Customer, Product, and Geographic Diversification.   We serve our customers across approximately 300,000 global sites, as of the year ended December 31, 2020, with no individual product or service representing more than 2.5% of net sales for the year. We are further diversified across stable end-markets, including, among others, healthcare, food service, retail and grocery, processed food, dairy, brewing and beverages, with no individual end-market accounting for more than 14% of net sales for the year ended December 31, 2020

We report our results of operations in two segments: Institutional and Food & Beverage.

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Institutional segment — Our high performance Institutional solutions are designed to enhance cleanliness, safety, environmental sustainability, and efficiency for our customers. We offer a broad range of products, services, solutions, equipment and machines including infection prevention and personal care, products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. We also offer a range of engineering, consulting and training services related to productivity management, water and energy management, and risk management, supported by data provided through our digital solutions. We deliver these solutions to customers in the Healthcare, Education, Food Service, Retail & Grocery, Hospitality, and Building Service Contractors industries.

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Food & Beverage segment — Our Food & Beverage products are designed to maximize the hygiene, safety, and efficiency of our customers’ production and cleaning processes while minimizing their impact on the natural resources they consume. We offer a broad range of products, solutions, equipment and machines including chemical products, engineering and equipment solutions, knowledge-based services, training through our Diversey Hygiene Academy, and water treatment. We deliver these solutions to enhance food safety, operational excellence, and sustainability for customers in the Brewing, Beverage, Dairy, Processed Foods, Pharma, and Agriculture industries.

The Company evaluates performance of the reportable segments based on the results of each segment. In addition, corporate reflects costs that support all segments but are not allocated or monitored by segment management, and include executive and administrative functions, finance and accounting, procurement, information technology and human resources. For additional information regarding key factors and measures used to evaluate our business, see “Non-GAAP Financial Measures” and “Net Sales by Segment”.
Recent Trends and Events
Impact of COVID-19.   On March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 (“COVID- 19”) outbreak as a global pandemic. Additionally, many international heads of state, including the President of the United States, declared the COVID-19 outbreak to be a national emergency in their respective countries. In response to these declarations and the rapid spread of COVID-19 across many countries, including the United States, governmental agencies around the world (including federal, state and local governments in the United States) implemented varying degrees of restrictions on social and commercial activities to promote social distancing in an effort to slow the spread of the illness. These measures, as well as future measures, have had and will continue to create a significant adverse impact upon many sectors of the global economy. Additionally, the spread of the virus continues in many parts of the world, including the United States.
We continue to monitor the impact that COVID-19 has on all aspects of our business and geographies, including the impact on our employees, customers, suppliers, business partners and distribution channels. We continually assess the evolving situation and implement business continuity plans across all operations. See the section titled “Risk Factors” within this prospectus for additional risks related to the COVID-19 pandemic.
Markets We Serve.   The COVID-19 pandemic has had a meaningful impact on our business segments. In Q2 2020, our Institutional segment saw a 42% decline in year-over-year core institutional net sales due to the marked volume decline at restaurants, hotels, and entertainment facilities driven by COVID-related shutdowns. The negative impact on core Institutional demand was offset by substantial growth in our

Infection Prevention products and services, fueled by increased demand for disinfecting and cleaning products across our Hard Surface and Personal Care portfolios. Despite significant disruption to many of our end markets, our business continued to perform well. While overall year-over-year net sales declined approximately 8% in the second quarter of 2020, which represented a 4% decline in net sales on a constant dollar basis, net sales in the third quarter of 2020 grew 2% compared to the year prior quarter, reflecting the essential nature of our solutions and the resilience of our diversified business model.
In the long-term, we expect that our recent product enhancements, digital investments, and cost efficiencies will result in accelerated growth as the end markets most negatively impacted by the pandemic continue to normalize and return to pre-COVID levels. Moreover, we expect increased demand for our infection prevention products and services to endure. According to the Disinfectant Sprays & Wipes Market Report 2020 – 2025 report by Arizton market research, the market for infection prevention products and services across our end markets represented a $2 billion global market in 2019 and is expected to grow at a compound annual growth rate of approximately 8% from 2019 to 2023. We believe the pandemic has resulted in higher disinfection standards and a fundamental shift in demand for our products, thereby permanently altering the landscape for health and hygiene solutions.
Conversely to the increased demand for infection prevention products generated by the pandemic, the disruption to global markets that has occurred has adversely impacted the demand for our goods and services particularly in the hotel, restaurant and office cleaning end markets. It is possible that the current outbreak and continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our products. These expectations are subject to change without warning and investors are cautioned not to place undue reliance on them. The prolonged occurrence of COVID-19 could result in a significant downturn in the food service, hospitality, office cleaning and travel industries and a significant drop in demand for some of our products and services, which could materially adversely affect our business.
Supply Chain and Operations.   Diversey’s global operations have continued to operate and serve the needs of our customers through the global pandemic. We have experienced minimal facility closures due to government orders. While we have introduced social distancing, health monitoring and any necessary quarantining into our global operations, this work has been done with limited impact to overall production capacity.
We cannot predict the impact on our operations of future spread or worsening of the COVID-19 pandemic or future restrictions on commercial activities by governmental agencies to limit the spread of the virus. The health of our workforce, and our ability to meet staffing needs in our manufacturing facilities, distribution of our products and other critical functions are key to our operations. See the “Risk Factors” section of this prospectus for more information regarding risks related to COVID-19.
Employee Health and Safety and Business Continuity.   The health and safety of our employees, suppliers and customers continue to be our top priority. Safety measures remain in place at each of our facilities, including: enhanced cleaning procedures, employee temperature checks, use of personal protective equipment for location-dependent workers, social distancing measures within operating sites, remote work arrangements for non-location dependent employees, visitor access restrictions and limitations on travel, particularly in regions with high transmission of COVID-19.
Remote work arrangements will remain in place for some of our non-location dependent employees as appropriate. In a remote working environment, we continue our efforts to mitigate information technology risks including failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks and security breaches of our networks or systems.
While we continue to practice enhanced employee safety and other precautionary measures during this pandemic, there are significant uncertainties regarding the future impact of COVID-19, which we cannot predict.

Business Acquisitions
In July 2020, we acquired 100% of the stock of Wypetech, LLC for $32.3 million (“Wypetech Acquisition”). In December 2020, we acquired 100% of the stock of SaneChem sp. z o.o. for $21.8 million (“SaneChem Acquisition”). See Note 5 — Acquisitions to our Consolidated Financial Statements included elsewhere in this prospectus for further details on these acquisitions.
Other Factors Affecting Our Operating Results
Our operating results have been, and will likely continue to be, affected by numerous factors, including the increasing worldwide demand for our products and services, increasing regulatory compliance costs, macroeconomic and political conditions, the introduction of new and upgraded products, recent acquisitions and foreign currency exchange rates. Each of these factors is briefly discussed below.
Increasing Demand for Our Products and Services.   Governmental regulations for food safety, disease control and consumer focus on hygiene and cleanliness have both increased significantly across the world in recent years. Climate change, water scarcity and environmental concerns have combined to create further demand for products, services and solutions designed to minimize waste and support broader sustainability. In addition, many of our customers require tailored cleaning solutions that can assist in reducing labor, energy, water-use and the costs related to cleaning, sanitation and hygiene activities. We help our customers realize efficiencies throughout the operation of their facilities by developing customized solutions. We believe that our value-added customer service approach and proven commitment to providing cost-savings and sustainable solutions position us well to address these and other critical demand drivers in order to drive revenue growth.
Increasing Regulatory Compliance Costs.   Although our industry has always been highly regulated, it is becoming more regulated with the introduction of, among other things, the Biocidal Product Regulation and the Globally Harmonized System of Classification and Labelling of Chemicals. Compliance costs associated with these new regulations have impacted our cost of doing business and we expect these regulations and other existing and new regulations to continue to affect our cost of doing business in the future.
Impact of Inflation and Currency Fluctuations.   We have significant international operations with 76.8% of our net sales for the year ended December 31, 2020 being generated from sales to customers located outside of the U.S.
We present our consolidated financial statements in U.S. dollars. As a result, we must translate the assets, liabilities, revenues and expenses of all of our operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our consolidated financial statements, even if their value has not changed in their local currency. For example, a stronger U.S. dollar will reduce the relative value of reported results of non-U.S. dollar operations, and, conversely, a weaker U.S. dollar will increase the relative value of the non-U.S. dollar operations. These translations could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity.
In addition, many of our operations buy materials and incur expenses in a currency other than their functional currency. As a result, our results of operations are impacted by currency exchange rate fluctuations because we are generally unable to match revenues received in foreign currencies with expenses incurred in the same currency. From time to time, as and when we determine it is appropriate and advisable to do so, we may seek to mitigate the effect of exchange rate fluctuations through the use of derivative financial instruments.
Argentina.   Economic and political events in Argentina have continued to expose us to heightened levels of foreign currency exchange risk. Accordingly, Argentina has been designated a highly inflationary economy under U.S. GAAP effective July 1, 2018, and the U.S. dollar replaced the peso as the functional currency for our subsidiaries in Argentina. Refer to “Impact of Inflation and Currency Fluctuations” within Note 3 — Summary of Significant Accounting Policies to our Consolidated Financial Statements for additional details, and “— Foreign currency loss related to Argentina subsidiaries”.

Presentation of Financial Information
Constellation is a holding company with no business operations or assets other than cash, the capital stock of its direct and indirect subsidiaries, including those comprising the Diversey Business, and intercompany loan receivables. Diamond (BC) B.V., a wholly owned subsidiary of Constellation is the Borrower under the Senior Secured Credit Facilities and the New Term Loan, as defined below, and the issuer of the Senior Notes.
Constellation’s global operations are conducted by its indirect wholly owned subsidiaries.
Diversey Holdings, Ltd. was formed on November 3, 2020 and has not commenced operations and will have no material assets or liabilities until the completion of this offering. As a result, its historical financial position is not shown in a separate column in our Consolidated Financial Statements.
Results of Operations
The following table was derived from our Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018, included elsewhere in this prospectus.
(in millions, except per share amounts)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net sales	$2,629.2	$2,623.9	$2,688.1
Cost of sales	1,559.4	1,522.1	1,570.6
Gross profit	1,069.8	1,101.8	1,117.5
Selling, general and administrative expenses	768.2	855.6	883.8
Transition and transformation costs	42.5	52.8	120.6
Management fee	7.5	7.5	7.5
Share-based compensation	67.5	3.0	—
Amortization of intangible assets	98.2	93.7	91.2
Impairment of goodwill	—	—	68.5
Restructuring costs	25.6	19.8	24.9
Merger and acquisition-related costs	1.0	0.3	7.3
Operating income (loss)	59.3	69.1	(86.3)
Interest expense	127.7	141.0	135.2
Gain on sale of business and investments	—	(13.0)	—
Foreign currency loss related to Argentina subsidiaries	1.6	11.4	2.4
Other (income) expense, net	(40.7)	6.0	0.8
Loss before income tax provision	(29.3)	(76.3)	(224.7)
Income tax provision	9.2	32.7	14.4
Net loss	$(38.5)	$(109.0)	$(239.1)
Basic and diluted loss per share	$(0.20)	$(1.15)	$(2.54)
Basic and diluted weighted average shares outstanding	195.80	94.40	94.00
Net sales by Segment.   In “Net sales by segment” and in certain of the discussions and tables that follow, we exclude the impact of foreign currency translation when presenting net sales information, which we define as “constant dollar” and we exclude acquisitions in the first year after closing and the impact of foreign currency translation when presenting net sales information, which we define as “organic.” Changes in net sales excluding the impact of foreign currency translation is a Non-GAAP financial measure. As a global business, it is important that we take into account the effects of foreign currency translation when we view our results and plan our strategies. Nonetheless, we cannot control changes in foreign currency exchange rates. Consequently, when our management looks at our financial results to measure the core performance of our business, we may exclude the impact of foreign currency translation by translating our current period results at prior period foreign currency exchange rates. We also may adjust for the impact of foreign currency translation when making incentive compensation determinations. As a result, our management believes that these presentations are useful internally and useful to investors in evaluating our performance. The following table represents net sales by segment:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Institutional	$1,995.3	$1,979.1	$2,023.9
Food & Beverage	633.9	644.8	664.2
Total	$2,629.2	$2,623.9	$2,688.1
2020 vs 2019
(in millions, except percentages)	Institutional		Food & Beverage		Total
2019 Net Sales	$1,979.1	75.4%	$644.8	24.6%	$2,623.9
Organic change (non-U.S. GAAP)	31.0	1.6%	17.1	2.7%	48.1	1.8%
Acquisition	4.9	0.2%	—	0.0%	4.9	0.2%
Constant dollar change (non-U.S. GAAP)	35.9	1.8%	17.1	2.7%	53.0	2.0%
Foreign currency translation	(19.7)	(1.0)%	(28.0)	(4.3)%	(47.7)	(1.8)%
Total change (U.S. GAAP)	16.2	0.8%	(10.9)	(1.7)%	5.3	0.2%
2020 Net Sales	$1,995.3	75.9%	$633.9	24.1%	$2,629.2
Institutional.   As reported, net sales increased $16.2 million, or 0.8%, in 2020 compared with 2019. Foreign currency had a negative effect of $19.7 million. On a constant dollar basis, 2020 net sales increased $35.9 million, or 1.8%, compared with 2019, with growth from the Wypetech acquisition contributing $4.9 million of growth. Organic growth of 1.6% was driven primarily by pricing actions across all regions while volumes remained flat on a global basis. On a regional basis, North America revenue grew 38.0% reflecting unprecedented demand for Infection Prevention products, which more than offset marked volume declines in other product categories driven by COVID-related shutdowns, particularly in restaurants, hotels, and entertainment facilities. Growth in North America (“NAM”) more than offset sales declines in all other regions, which were significantly impacted by COVID-related shutdowns, most heavily in Asia Pacific (“APAC”), Europe and the Middle East and Africa (“MEA”).
Food & Beverage.   As reported, net sales decreased $10.9 million, or 1.7%, in 2020 compared with 2019. Foreign currency had a negative effect of $28.0 million. In constant dollars, net sales in 2020 increased $17.1 million, or 2.7%, compared to 2019 reflecting growth across all regions with the exception of Asia Pacific. Food & Beverage is less affected by the pandemic as customers are considered essential businesses and did not experience shutdowns to the extent experienced in the Institutional segment. On a regional basis, growth was led by MEA, Latin America (“LATAM”) primarily driven by pricing actions to offset inflation. Sales volumes were also higher in these regions as well as in NAM on a combination of demand for sanitizers and disinfectant products and new customers.

2019 vs 2018
(in millions, except percentages)	Institutional		Food & Beverage		Total
2018 Net Sales	$2,023.9	75.3%	$664.2	24.7%	$2,688.1
Organic change (non-U.S. GAAP)	28.3	1.4%	23.8	3.6%	52.2	1.9%
Unilever(1)	(6.8)	(0.3)%	—	0.0%	(6.8)	(0.3)%
Acquisition	22.9	1.1%	2.6	0.4%	25.5	0.9%
Constant dollar change (non-U.S. GAAP	44.5	2.2%	26.4	4.0%	70.9	2.6%
Foreign currency translation	(89.3)	(4.4)%	(45.8)	(6.9)%	(135.1)	(5.0)%
Total change (U.S. GAAP)	(44.8)	(2.2)%	(19.4)	(2.9)%	(64.2)	(2.4)%
2019 Net Sales	$1,979.1	75.4%	$644.8	24.6%	$2,623.9

(1)
In 2018, our Master Licensing Agreement (“MLA”) with Unilever (under which we sold and recorded revenue for Unilever products) expired and was replaced with a Master Sales Agency (“MSA”) agreement whereby we effectively receive a commission on the sale of Unilever products. This adjustment represents the revenue recorded under the MLA offset by the commission received under the MSA agreement.

Institutional.   As reported, net sales decreased $44.8 million, or 2.2%, in 2019 compared with 2018. Foreign currency had a negative effect of $89.3 million. On a constant dollar basis, 2019 net sales increased $44.5 million, or 2.2%, as compared with 2018, of which approximately $22.9 million was contributed from the acquisition of Zenith. Negatively affecting sales in 2019 compared to 2018 was the expiration of the MLA with Unilever under which revenue was recognized for the sale of certain products, which was replaced with a MSA agreement under which we effectively recognized a commission for the sale of those products. On a global basis, organic growth of $28.3 million, or 1.4%, was driven primarily by pricing actions implemented to offset inflation and currency devaluation while volumes remained flat. On a regional basis, volume growth in NAM and MEA driven by new customer wins offset declines in LATAM resulting from the loss of customers following the separation from Sealed Air and in Europe.
Food & Beverage.   As reported, net sales decreased $19.4 million, or 2.9%, in 2019 compared with 2018. Foreign currency had a negative effect of $45.8 million. In constant dollars, net sales in 2019 increased $26.4 million, or 4.0%, compared with 2018, of which the acquisition of Zenith contributed approximately $2.6 million. Organic growth of $23.8 million, or 3.6%, was driven primarily by pricing actions across all regions, but primarily in LATAM, Europe and MEA to offset inflation and currency devaluation. Volume growth in Europe, LATAM and MEA was driven by new customers, which more than offset declines in NAM and APAC due to the loss of customers following the separation from Sealed Air and rationalizing our customer portfolio.
Cost of sales and gross profit.   Cost of sales is primarily comprised of direct materials and supplies consumed in the production of product, as well as labor and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished products. Also included are expenses associated with service organization, quality oversight and warranty costs.
2020 vs 2019
Our gross profit was $1,069.8 million for the year ended December 31, 2020 and $1,101.8 million for the year ended December 31, 2019. Our gross margin was 40.7% for the year ended December 31, 2020 and 42.0% for the year ended December 31, 2019. Of the $32.0 million decrease, $18.5 million was due to unfavorable foreign exchange. The remaining decrease in gross profit reflects lower demand driven by lock-downs and restrictions in our core food service and hospitality industries and under absorbed manufacturing costs in Europe. The gross margin decrease was driven by additional freight costs, higher manufacturing costs reflecting social distancing and higher employee absenteeism resulting from COVID-19, which was partially offset by other cost reduction initiatives and pricing actions as well as a significant increase in volume of infection prevention products driven by COVID-19 demand.

2019 vs 2018
Our gross profit was $1,101.8 million for the year ended December 31, 2019 and $1,117.5 million for the year ended December 31, 2018. Our gross margin was 41.9% for the year ended December 31, 2019 and 41.6% for the year ended December 31, 2018. The decrease in our gross profit was primarily due to an unfavorable $60.3 million foreign exchange impact and an increase of $11.9 million in depreciation of dosing and dispensing equipment associated with new customer wins, partially offset by $7.0 million of gross profit from the Zenith acquisition. Excluding these factors, gross profit increased $49.5 million primarily reflecting cost reduction initiatives and pricing actions.
Selling, general and administrative expenses.   Selling, general and administrative expenses comprise primarily of marketing, research and development and administrative costs. Administrative costs, among other things, include professional consulting expenditures, administrative salaries and wages, certain software and hardware costs and facilities costs.
2020 vs 2019
Selling, general and administrative expenses were $768.2 million for the year ended December 31, 2020 compared to $855.6 million for the year ended December 31, 2019. Excluding a favorable change in foreign currency of $7.4 million, selling, general and administrative expenses decreased $80.0 million primarily reflecting cost saving initiatives and reduced spending and cost control measures in response to COVID-19 implemented during 2020. These costs saving initiatives were partially offset by an increase in allowance for doubtful accounts.
Our allowance for doubtful accounts on trade receivables is assessed at the end of each quarter based on an analysis of historical losses and our assessment of future expected losses. All customer accounts are actively managed and no losses in excess of our allowance are expected as of December 31, 2020. We are monitoring the impact that COVID-19 may have on outstanding receivables. While it is difficult to assess the future exposure as a direct result of the economic conditions arising from COVID-19, we have seen minor deterioration in aging of receivables, and as a result, we have increased our allowance for doubtful accounts on trade receivables. Our overall balance of allowance for doubtful accounts on trade receivables has increased by $7.2 million for the year ended December 31, 2020.
2019 vs 2018
Selling, general and administrative expenses were $855.6 million for the year ended December 31, 2019 compared to $883.8 million for the year ended December 31, 2018. Excluding a favorable change in foreign currency of $37.2 million, and the acquisition of Zenith, which contributed $5.4 million, selling, general and administrative expenses increased $3.5 million primarily reflecting increases in executive and administrative costs required to operate the Company on a standalone basis, as well as increases in sales and marketing and technical support to support business development and new customer wins. These costs were largely offset by cost saving initiatives implemented by the Company during the current year.
Transition and transformation costs.   Transition and transformation costs were $42.5 million, $52.8 million and $120.6 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. These costs consist primarily of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in preparation of becoming a standalone company. Costs incurred in 2020 include those relating to preparing to become a publicly traded company.
Management fee.   Pursuant to a management agreement with Bain Capital, we are obligated to pay Bain Capital an annual management fee of $7.5 million plus reasonable out-of-pocket expenses incurred in connection with services provided. Refer to Note 18 — Related Party Transactions in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for further discussion. The management agreement will terminate pursuant to its terms upon the consummation of this offering. Refer to “Certain Relationships and Related Party Transactions — Management Agreement.”
Amortization of intangible assets acquired.   In connection with the accounting for the 2017 Acquisition, the Twister Acquisition, the Zenith Acquisition, the Virox Acquisition, and most recently, the Wypetech

Acquisition, the acquired assets, including separately identifiable intangible assets, and assumed liabilities were recorded as of the acquisition date at their respective fair values. Amortization of intangible assets acquired was $98.2 million, $93.7 million and $91.2 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. Refer to Note 8 — Goodwill and Identifiable Intangible Assets for more detailed information on our intangible assets.
Impairment of Goodwill.   We recorded goodwill impairment charges of $68.5 million for the year ended December 31, 2018 due primarily to significant currency devaluation and volatility as well as deterioration in economic conditions in Latin America and the Middle East, and to a lesser extent, currency devaluation and lower than expected performance in Europe and North America. Refer to Note 8 —Goodwill and Identifiable Intangible Assets for additional details on the impairment charge.
Restructuring costs.   We recorded restructuring costs of $25.6 million, $19.8 million and $24.9 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. These charges represent severance costs related to our initiatives to align our labor resources to our anticipated business needs. Refer to Note 21 — Restructuring Activities in the Notes to our Consolidated Financial Statements for further discussion.
Non-operating results.   Our non-operating results for the year ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively, were as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Interest expense	$127.7	$141.0	$135.2
Gain on sale of business and investments	—	(13.0)	—
Foreign currency loss related to Argentina subsidiaries	1.6	11.4	2.4
Other (income) expense, net	(40.7)	6.0	0.8
	$88.6	$145.4	$138.4
Interest Expense.   During the year ended December 31, 2020, we incurred interest expense of $83.0 million, $30.3 million and $14.4 million related to the Senior Secured Credit Facilities, the Senior Notes and other debt, respectively.
During the year ended December 31, 2019, we incurred interest expense of $102.1 million, $29.9 million and $9.0 million related to the Senior Secured Credit Facilities, the Senior Notes and other debt, respectively.
During the year ended December 31, 2018, we incurred interest expense of $96.4 million, $31.4 million and $7.4 million related to the Senior Secured Credit Facilities, the Senior Notes and other debt, respectively.
Amortization of deferred financing costs and original issue discount totaling $11.3 million, $10.5 million and $10.3 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively, are included in the interest expense disclosed above.
Gain on sale of business and investments.   As discussed in Note 5 — Acquisitions in our Consolidated Financial Statements on December 17, 2019, we acquired all of the intellectual property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, associated income, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP (“Virox Acquisition”). The IP was valued at $37.4 million, comprised of a cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million. Additionally, Virox acquired our shares of Virox Holdings, Inc. and Virox International Holdings, Inc. for $27.1 million in cash, resulting in a gain of $13.0 million.
Foreign currency loss related to Argentina subsidiaries.   On July 1, 2018, the economy of Argentina was designated as a highly inflationary economy under U.S. GAAP. Therefore, the U.S. dollar replaced the peso as the functional currency for our subsidiaries in Argentina. All peso-denominated monetary assets and liabilities are remeasured into U.S. dollars using the current exchange rate available to us, and any changes in the exchange rate are reflected in foreign currency exchange loss related to our Argentinian subsidiaries. As a result, we recorded a $1.6 million, $11.4 million and $2.4 million foreign currency loss due to remeasurement for the year ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.
Other (income) expense, net.   Our other (income) expense, net for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Interest income	$(5.9)	$(7.5)	$(5.8)
Unrealized foreign exchange loss (gain)	(25.1)	10.8	1.8
Realized foreign exchange loss (gain)	(0.9)	0.6	(16.7)
Non-cash pension and other post-employment benefit plan	(12.9)	(8.8)	(10.5)
Adjustment of tax indemnification asset	2.8	7.1	31.0
Factoring fees	4.3	3.4	0.6
Other, net	3.0	0.4	0.4
Total other (income) expense, net	$(40.7)	$6.0	$0.8
We recorded $5.9 million, $7.5 million, and $5.8 million of interest income for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. The change in the interest income was primarily due to the fluctuation in interest rate on our cash balances.
We recorded $25.1 million of unrealized foreign exchange gain and $10.8 million of foreign exchange loss for the years ended December 31, 2020 and December 31, 2019, respectively. The foreign exchange gain was primarily due to the strengthening of the Euro versus the United States dollar which had a favorable impact upon our U.S. Dollar denominated debt held at our euro functional entity.
We recorded $10.8 million of unrealized foreign exchange loss and $1.8 million of foreign exchange loss for the years ended December 31, 2019 and December 31, 2018, respectively. The foreign exchange loss was primarily due to the strengthening of the United States dollar versus the Euro which had an unfavorable impact upon our U.S. Dollar denominated debt held at our euro functional entity.
We recorded $0.9 million of realized foreign exchange gain and $0.6 million of realized foreign exchange loss for the years ended December 31, 2020 and December 31, 2019, respectively. The foreign exchange gain was primarily due to the balancing of cash pools within our European operations.
We recorded $0.6 million of realized foreign exchange loss and $16.7 million of realized foreign exchange gain for the years ended December 31, 2019 and December 31, 2018, respectively. The foreign exchange gain was primarily due to a restructuring of certain inter-company loans related to a legal re-organization in connection with our tax planning strategy.
In accordance with the provisions contained in ASU 2017-07, we recorded net pension income of $12.9 million, $8.8 million and $10.5 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. We record net income when the expected return on plan assets exceeds the interest costs associated with these plans. See Note 14 — Defined Benefit Pension Plans and Note 15 — Other Post-Employment Benefits and Other Employee Benefit Plans to our Consolidated Financial Statements included elsewhere in this prospectus for further details.
The tax indemnification adjustment reflects a release of our tax indemnification asset. The release was due to the lapse of statute of limitations for unrecognized tax benefits. See Note 16 — Income Taxes in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for further details.
Income tax provision.   For 2020, the difference in the statutory income tax benefit of ($7.3) million and the recorded income tax provision of $9.2 million was primarily attributable to $16.9 million of income tax expense related to non-deductible share-based compensation and $14.5 million of income tax expense driven by changes to tax laws impacting our deferred tax liabilities, offset by a net favorable change of $10.3 million from audit settlements and changes to unrecognized tax benefits.
For 2019, the difference in the statutory income tax benefit of ($19.0) million and the recorded tax provision of $32.7 million was primarily attributable to $23.4 million of income tax expense driven by changes to tax laws impacting deferred tax liabilities, $11.7 million of unfavorable adjustments to deferred tax balances in foreign subsidiaries, $9.2 million of income tax expense related to the impact of permanent differences, and a net unfavorable change of $8.1 million from audit settlements and changes to unrecognized tax benefits. These increases to income tax expense were partially offset by a net $12.0 million decrease in the valuation allowance as a result of changes in the assessment of the realizability of non-U.S. deferred tax assets.
For 2018, the difference in the statutory income tax benefit of ($56.0) million and the recorded tax provision of $14.4 million was primarily attributable to a net unfavorable change of $17.1 million from audit settlements and changes to unrecognized tax benefits, $16.9 million of unfavorable adjustments to deferred tax balances, $15.7 million of income tax expense related to non-deductible goodwill impairment, $11.9 million of income tax expense related to foreign earnings taxed at higher effective rates, and $11.2 million of income tax expense related to the impact of permanent differences. These increases to income tax expense were offset by a net $26.0 million income tax benefit related to changes to tax laws impacting deferred tax liabilities.
Adjusted Net Income.    See “Non-GAAP Financial Measures — Adjusted Net Income and Adjusted Earnings (Loss) Per Share” for a reconciliation of net income (loss) to Adjusted Net Income.
2020 vs 2019
Our adjusted net income was $127.9 million for the year ended December 31, 2020 and $66.9 million for the year ended December 31, 2019. The increase is primarily driven by the change in Adjusted EBITDA for the same period.
2019 vs 2018
Our adjusted net income was $66.9 million for the year ended December 31, 2019 and $59.4 million for the year ended December 31, 2018. The increase is primarily driven by the increase in Adjusted EBITDA of $18.2 million offset by the change in depreciation expense of $11.0 million for the same period.
Adjusted Earnings (Loss) Per Share (“Adjusted EPS”).    See “Non-GAAP Financial Measures — Adjusted Net Income and Adjusted Earnings (Loss) Per Share” for a reconciliation of basic and diluted earnings (loss) per share to Adjusted EPS.
2020 vs 2019
Our Adjusted EPS was $0.65 for the year ended December 31, 2020 and $0.71 for the year ended December 31, 2019. The decrease in our adjusted earnings per share was primarily due to the increase in Adjusted Net Income offset by the increase in weighted average shares outstanding in 2020 as compared with 2019.
2019 vs 2018
Our Adjusted EPS was $0.71 for the year ended December 31, 2019 and $0.63 for the year ended December 31, 2018. The increase in our adjusted earnings per share was primarily due to the increase in Adjusted Net Income.
Adjusted EBITDA and Adjusted EBITDA by Segment.   EBITDA consists of net income (loss) before income tax provisions (benefits), interest expense, depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted to (i) eliminate certain nonoperating income or expense items, (ii) eliminate the impact of certain non-cash and other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance and (iii) eliminate certain unusual and non-recurring items impacting results in a particular period. We believe Adjusted EBITDA gives investors meaningful information to help them understand our operating results and to analyze our financial and business trends on a period-to-period basis.
EBITDA and Adjusted EBITDA are not calculated or presented in accordance with U.S. GAAP and other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. For additional information regarding EBITDA and Adjusted EBITDA and our use and presentation of those measures and the related risks, see “Use of Non-GAAP Financial Measures.”
Adjusted EBITDA for each of our reportable segments is as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Institutional	$340.7	$296.4	$279.8
Food & Beverage	114.4	101.9	99.6
Corporate	$(53.9)	$(58.5)	$(57.8)
Total	$401.2	$339.8	$321.6
2020 vs 2019
(in millions, except percentages)	Institutional		Food & Beverage		Corporate		Total
2019 Adjusted EBITDA	$296.4	87.2%	$101.9	30.0%	$(58.5)	(17.2)%	$339.8
Adj EBITDA margin	15.0%		15.8%		(2.2)%		13.0%
Organic change (non-U.S. GAAP)	46.3	15.6%	19.5	19.1%	4.9	(8.4)%	70.7	22.0%
Acquisition	1.2	0.4%	—	0.0%	—	0.0%	1.2	0.4%
Constant dollar change (non-U.S. GAAP)	47.5	16.0%	19.5	19.1%	4.9	(8.4)%	71.9	22.4%
Foreign currency translation	(3.2)	(1.1)%	(7.0)	(6.9)%	(0.3)	0.4%	(10.5)	(3.3)%
Total change (U.S. GAAP)	44.3	14.9%	12.5	12.3%	4.6	(7.9)%	61.4	19.1%
2020 Adjusted EBITDA	$340.7	84.9%	$114.4	28.5%	$(53.9)	(13.4)%	$401.2
Adj EBITDA margin	17.1%		18.1%		(2.1)%		15.3%
Institutional.   As reported, Adjusted EBITDA increased $44.3 million, or 14.9%, in 2020 as compared to 2019. Foreign currency had a negative effect of $3.2 million. On a constant dollar basis, 2020 Adjusted EBITDA increased $47.5 million, or 16.0%, as compared with 2019, with the acquisition of Wypetech contributing $1.2 million to growth. Adjusted EBITDA margin grew from 15.0% in 2019 to 17.1% in 2020. Organic growth of 15.6% and margin expansion of 210 basis points were driven primarily by the impact of cost saving initiatives (including in-year and carry over from prior year structural cost savings, headcount freezes, furlough assistance received in certain jurisdictions, and lower travel spend in response to the global pandemic), in addition to pricing actions and supply chain cost savings, which more than offset additional freight costs, under absorbed manufacturing costs and unfavorable mix resulting from COVID-19.
Food & Beverage.   As reported, Adjusted EBITDA increased $12.5 million, or 12.3%, in 2020 compared with 2019. Foreign currency had a negative effect of $7.0 million. On a constant dollar basis, 2020 Adjusted

EBITDA grew $19.5 million, or 19.1%, when compared to 2019. Adjusted EBITDA margin improved from 15.8% in 2019 to 18.1% in 2020. Margin expansion was driven by pricing actions and cost control measures including in-year and carry over from prior year structural cost savings, headcount freezes, furlough assistance received in certain jurisdictions, and lower travel spend in response to the global pandemic.
Corporate.   Corporate costs fell from $58.5 million in 2019 to $53.9 million in 2020. The reduction in corporate costs of $4.6 million was primarily driven by cost reduction initiatives and controlled discretionary spend in response to the global pandemic.
2019 vs 2018
(in millions, except percentages)	Institutional		Food & Beverage		Corporate		Total
2018 Adjusted EBITDA	$279.8	87.0%	$99.6	31.0%	$(57.8)	(18.0)%	$321.6
Adj EBITDA margin	13.8%		15.0%		(2.1)%		12.0%
Organic change (non-U.S. GAAP)	30.9	11.0%	11.3	11.3%	(2.1)	3.6%	41.7	12.0%
Acquisition	1.4	0.5%	0.2	—%	—	—%	—	0.5%
Constant dollar change (non-U.S. GAAP)	32.3	11.5%	11.5	11.5%	(2.1)	3.6%	41.7	13.0%
Foreign currency translation	(15.7)	(5.6)%	(9.1)	(9.1)%	1.3	(2.2)%	(23.5)	(7.3)%
Total change (U.S. GAAP)	16.7	6.0%	2.3	2.4%	(0.8)	1.4%	18.2	5.7%
2019 Adjusted EBITDA	$296.4	87.2%	$101.9	30.0%	$(58.6)	(17.2)%	$339.8
Adj EBITDA margin	15.0%		15.8%		(2.2)%		13.0%
Institutional.   As reported, Adjusted EBITDA increased $16.7 million, or 6.0%, in 2019 as compared to 2018. Foreign currency had a negative effect of $15.7 million. On a constant dollar basis, 2019 Adjusted EBITDA increased $32.3 million, or 11.5%, as compared with 2018, of which acquisitions contributed $1.4 million. Adjusted EBITDA margin grew from 13.8% in 2018 to 15.0% in 2019. Organic growth and margin expansion were driven primarily by the impact of pricing actions and structural cost savings, which more than offset an increase in sales support expenses necessary for the implementation of new customer wins.
Food & Beverage.   As reported, Adjusted EBITDA increased $2.3 million, or 2.4%, in 2019 compared with 2018. Foreign currency had a negative effect of $9.1 million. On a constant dollar basis, 2019 Adjusted EBITDA grew $11.5 million, or 11.5%, when compared to 2018. Adjusted EBITDA margin increased from 15.0% in 2018 to 15.8% in 2019. Margin expansion was primarily related to pricing actions and increase in sales volumes, which more than offset inflation, and increases in sales and sales support costs as we expanded customer-facing roles.
Corporate.   Corporate costs increased from $57.8 million in 2018 to $58.6 million in 2019 on a reported basis. Foreign exchange rates favorably impacted global costs by $1.3 million. On a constant dollar basis, corporate costs increased $2.1, million, which reflected cost reduction initiatives that were more than offset by an increase in incentive pay compared to 2018 due to improved performance.
Quarterly Results of Operations
The following table sets forth our historical quarterly results of operation as well as certain operating data for each of our most recent eight fiscal quarters. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this document. In our opinion, the accompanying unaudited interim consolidated financial statements contain all adjustments which are necessary for a fair presentation of the quarters presented. The operating results for any quarter are not necessarily indicative of the results of any future quarter.
	Three Months Ended
(in millions, except per share amounts)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Net sales	$667.4	$681.12	$625.8	$654.9	$658.5	$667.6	$679.9	$617.9
Gross profit	258.0	270.2	260.3	281.3	281.3	283.4	283.1	254.0
Net income (loss)	(71.8)	13.0	16.4	3.9	(44.6)	(7.1)	(12.8)	(44.5)
Basic and diluted earnings (loss) per share	(0.37)	0.07	0.08	0.02	(0.47)	(0.08)	(0.14)	(0.47)
Basic and diluted weighted average shares outstanding	195.8	195.8	195.8	195.8	95.20	94.10	94.10	94.10
Adjusted EBITDA	$96.3	$106.8	$105.9	$92.2	$94.3	$104.6	$88.8	$52.1
	Three Months Ended				Twelve Months Ended
(in millions)	December 31	September 30	June 30	March 31	December 31
2019 Net Sales	$658.5	$667.6	$679.9	$617.9	$2,623.9
Constant dollar change (non-U.S. GAAP)	0.6	15.1	(27.4)	59.8	48.2
Acquisition	2.8	2.1	—	—	4.9
Constant dollar change (non-U.S. GAAP)	3.4	17.2	(27.4)	59.8	53.0
Foreign currency translation	5.5	(3.7)	(26.7)	(22.9)	(47.7)
Total change (U.S. GAAP)	8.9	13.5	(54.1)	37.0	5.3
2020 Net sales	$667.4	$681.1	$625.8	$654.9	$2,629.2
	Three Months Ended				Twelve Months Ended
(in millions, except percentages)	December 31	September 30	June 30	March 31	December 31
2019 Adjusted EBITDA	$94.3	$104.6	$88.8	$52.1	$339.8
Adj EBITDA margin	14.3%	15.7%	13.1%	8.4%	13.0%
Organic change (non-U.S. GAAP)	0.7	2.9	22.5	44.6	70.7
Acquisition	0.7	0.5	—	—	1.2
Constant dollar change (non-U.S. GAAP)	1.4	3.4	22.5	44.6	71.9
Foreign currency translation	0.6	(1.2)	(5.4)	(4.5)	(10.5)
Total change (U.S. GAAP)	2.0	2.2	17.1	40.1	61.4
2020 Adjusted EBITDA	$96.3	$106.8	$105.9	$92.2	$401.2
Adj EBITDA margin	14.4%	15.7%	16.9%	14.1%	15.3%
The following table sets forth our quarterly reconciliation of EBITDA and Adjusted EBITDA for each of our most recent eight fiscal quarters:

	Three Months Ended
(in millions)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Income (loss) before income tax (benefit) provisions	$(86.5)	$20.1	$22.0	$15.1	$(14.5)	$(8.3)	$(8.0)	$(45.5)
Interest expense	32.9	32.4	30.8	31.6	36.0	34.0	36.9	34.1
Interest income	(1.3)	(1.2)	(1.2)	(2.2)	(2.4)	(1.8)	(1.7)	(1.6)
Amortization expense of intangible assets acquired	24.2	24.8	24.6	24.6	25.1	22.8	22.9	22.9
Depreciation expense included in cost of sales	25.1	21.4	21.2	21.8	22.9	20.8	21.0	19.7
Depreciation expense included in selling, general and administrative expenses	1.7	2.3	1.9	2.0	3.1	1.4	1.6	1.3
EBITDA:	(3.9)	99.8	99.3	92.9	70.2	68.9	72.7	30.9
Transition and transformation costs and non-recurring costs(1)	22.5	11.2	3.8	5.0	15.3	12.6	10.2	14.7
Restructuring costs(2)	20.3	2.0	1.9	1.4	10.1	4.8	4.9	—
Foreign currency loss (gain) related to Argentina subsidiaries(3)	1.3	(0.3)	(0.3)	0.9	4.7	1.5	4.2	1.0
Adjustment of tax indemnification asset(4)	1.4	0.1	1.3	—	6.2	0.7	0.2	—
Merger and acquisition- related cost(5)	0.1	0.9	—	—	0.3	—	—	—
Acquisition accounting adjustments(6)	—	—	—	—	—	0.5	0.7	0.7
Bain Capital management fee(7)	1.9	1.9	1.9	1.9	1.9	1.8	1.9	1.9
Non-cash pension and other post- employment benefit plan(8)	(3.2)	(3.5)	(3.1)	(3.1)	(1.8)	(2.3)	(2.3)	(2.4)
Foreign currency (gain) loss(9)	(7.5)	(8.8)	(0.5)	(8.3)	(1.1)	10.3	(2.7)	4.3
Factoring fees(10)	1.1	1.3	1.2	0.7	0.6	1.0	0.9	0.9
Share-based incentive compensation(11)	66.4	0.5	0.3	0.3	3.0	—	—	—

	Three Months Ended
(in millions)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Gain on sale of business and investments(12)	—	—	—	—	(13.0)	—	—	—
Other items	(4.1)	1.8	0.1	0.5	(2.1)	4.8	(1.9)	0.1
Non-GAAP consolidated adjusted EBITDA	$96.3	$106.8	$105.9	$92.2	$94.3	$104.6	$88.8	$52.1

(1)
In the period following the 2017 Acquisition, we incurred costs primarily consisting of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in establishing ourselves as a standalone company and to position ourselves for future growth. Costs incurred in 2020 include those necessary to become a publicly traded Company.

(2)
Includes costs related to restructuring programs including expenses mainly related to reduction in headcount.

(3)
Effective July 1, 2018, Argentina was deemed to have a highly inflationary economy and the functional currency for our Argentina operations was changed from the Argentinian Peso to the United States dollar and remeasurement charges/credits are recorded in our Consolidated Statements of Operations rather than as a component of Cumulative Translation Adjustment on our Consolidated Balance Sheets.

(4)
In connection with the 2017 Acquisition, the purchase agreement governing the transaction includes indemnification provisions with respect to tax liabilities. The offset to this adjustment is included in income tax provision. Refer to Note 16 — Income Taxes in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(5)
In connection with the 2017 Acquisition, Twister Acquisition, Zenith Acquisition, Virox Acquisition, Wypetech Acquisition and SaneChem Acquisition, we incurred acquisition-related costs during the years ended December 31, 2020 and December 31, 2019. These costs consisted primarily of investment banking, legal and other professional advisory services costs.

(6)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we recorded fair value increases to our inventory. These amounts represent the amortization of this increase.

(7)
Represents fees paid to Bain Capital pursuant to a management agreement whereby we have received general business consulting services; financial, managerial and operational advice; advisory and consulting services with respect to selection of advisors; advice in different fields; and financial and strategic planning and analysis. The management agreement will terminate pursuant to its terms upon the consummation of this offering, at which time we will pay to Bain Capital a lump sum amount of $17.5 million. See “Certain Relationships and Related Party Transactions — Management Agreement.”

(8)
Represents the net impact of the expected return on plan assets, interest cost, and settlement cost components of net periodic defined benefit income related to our defined benefit pension plans. Refer to Note 14 — Defined Benefit Pension Plans and Note 15 — Other Postemployment Benefits and Other Employee Benefits Plans in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(9)
Represents the unrealized foreign exchange impact on our operations. The loss recorded in the periods were primarily due to the impact of the strengthening of the U.S. dollar to the euro on our U.S. dollar denominated debt.

(10)
On November 15, 2018, we entered into a factoring Master Agreement with Factofrance, S.A. Additionally, on April 22, 2020, the Company entered into a securitization arrangement with PNC Bank (“PNC”) to sell certain North American customer receivables without recourse on a revolving basis. This amount represents the fees to complete the sale of the receivables without recourse. Refer to Note 6 — Financial Statement Details in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(11)
Represents compensation expense associated with our Management Equity Incentive Plan (“MEIP”) awards. See Note 19 — Share-Based Compensation in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(12)
Represents the non-cash gain on sale of our shares in connection with the Virox IP Acquisition. See Note 5 — Acquisitions in the notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

Non-GAAP Financial Measures
We present financial information that conforms to U.S. GAAP. We also present financial information that does not conform to U.S. GAAP, as our management believes it is useful to investors. In addition, Non-GAAP measures are used by management to review and analyze our operating performance and, along with other data, as internal measures for setting annual budgets and forecasts, assessing financial performance, providing guidance and comparing our financial performance with our peers.
Non-GAAP financial measures also provide management with additional means to understand and evaluate the core operating results and trends in our ongoing business by eliminating certain expenses and/or gains (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and peers more difficult, obscure trends in ongoing operations or reduce management’s ability to make useful forecasts. Non-GAAP measures do not purport to represent any similarly titled U.S. GAAP information and is not an indicator of our performance under U.S. GAAP. Investors are cautioned against placing undue reliance on these Non-GAAP measures. Further, investors are urged to review and consider carefully the adjustments made by management to the most directly comparable U.S. GAAP financial measure to arrive at these Non-GAAP financial measures, described below.
Our Non-GAAP financial measures may also be considered in calculations of our performance measures set by our Board of Directors for purposes of determining incentive compensation. The Non-GAAP financial metrics exclude items that we consider to be certain specified items (“Special Items”), such as restructuring charges, transition and transformation costs, certain transaction and other charges related to acquisitions and divestitures, gains and losses related to acquisitions and divestitures, and certain other items. We evaluate unusual or Special Items on an individual basis. Our evaluation of whether to exclude an unusual or Special Item for purposes of determining our Non-GAAP financial measures considers both the quantitative and qualitative aspects of the item, including among other things (i) its nature, (ii) whether or not it relates to our ongoing business operations, and (iii) whether or not we expect it to occur as part of our normal business on a regular basis.
Our calculation of these Non-GAAP measures may not be comparable to similarly titled measures of other companies due to potential differences between companies in the method of calculation. As a result, the use of these Non-GAAP measures has limitations and should not be considered superior to, in isolation from, or as a substitute for, related U.S. GAAP measures.
EBITDA and Adjusted EBITDA
We believe that the financial statements and other financial information included in this MD&A have been prepared in a manner that complies, in all material respects, with U.S. GAAP, and are consistent with current practices with the exception of the presentation of certain Non-GAAP financial measures, including EBITDA (as defined herein) and Adjusted EBITDA (as defined herein).
EBITDA and Adjusted EBITDA as presented in this MD&A are supplemental measures that are not required by, or presented in accordance with, U.S. GAAP. EBITDA and Adjusted EBITDA are not measures of our financial performance under U.S. GAAP and should not be considered as an alternative to revenues, net income (loss), income (loss) before income tax provision or any other performance measures derived in accordance with U.S. GAAP, nor should they be considered as alternatives to cash flows from operating activities as a measure of liquidity in accordance with U.S. GAAP. In addition, our method of calculating EBITDA and Adjusted EBITDA may vary from the methods used by other companies.

Our management considers EBITDA and Adjusted EBITDA to be key indicators of our financial performance. Additionally, we believe EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that investors, analysts and rating agencies consider EBITDA and Adjusted EBITDA useful means of measuring our ability to meet our debt service obligations and evaluating our financial performance, and management uses these measures for one or more of these purposes. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. EBITDA and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. The use of EBITDA and Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:
•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•
EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Adjusted EBITDA includes adjustments that represent a cash expense or that represent a non-cash charge that may relate to a future cash expense, and some of these expenses are of a type that we expect to incur in the future, although we cannot predict the amount of any such future charge.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a replacement for net income or as a measure of discretionary cash available to us to service our indebtedness or invest in our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only for supplemental purposes.
Adjusted Net Income and Adjusted Earnings (Loss) Per Share
Adjusted Net Income and Adjusted Earnings (Loss) Per Share (“Adjusted EPS”) are Non-GAAP financial measures. We define Adjusted Net Income as net income (loss) adjusted to (i) eliminate certain nonoperating income or expense items, (ii) eliminate the impact of certain non-cash and other items that are included in net income that we do not consider indicative of our ongoing operating performance, (iii) eliminate certain unusual and non-recurring items impacting results in a particular period, and (iv) reflect the tax effect of items (i) through (iii) and other tax special items. We define Adjusted EPS as our Adjusted Net Income divided by the number of weighted average shares outstanding in the period.
We believe that in addition to our results determined in accordance with GAAP, Adjusted Net Income and Adjusted EPS are useful in evaluating our business, results of operations and financial condition. We believe that Adjusted Net Income and Adjusted EPS may be helpful to investors because they provide consistency and comparability with past financial performance and facilitate period to period comparisons of our operations and financial results, as they eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying operating performance or are unusual or infrequent in nature. However, Adjusted Net Income and Adjusted EPS are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute or alternative for financial information presented in accordance with GAAP.

Adjusted Net Income and Adjusted EPS have limitations as an analytical tool; some of these limitations are:
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Adjusted Net Income and Adjusted EPS do not reflect changes in, or cash requirements for, our working capital needs;

•
other companies, including companies in our industry, may calculate Adjusted Net Income and Adjusted EPS differently, which reduce their usefulness as comparative measures; and

•
in the future we may incur expenses that are the same as or similar to some of the adjustments in our calculation of Adjusted Net Income and Adjusted EPS and our presentation of Adjusted Net Income and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of Adjusted Net Income or Adjusted EPS.

Because of these limitations, you should consider Adjusted Net Income and Adjusted EPS alongside other financial performance measures, including net loss, basic and diluted loss per share, and our other GAAP results. Adjusted Net Income and Adjusted EPS are not presentations made in accordance with GAAP and the use of these terms may vary from other companies in our industry. The most directly comparable GAAP measure to Adjusted Net Income is net loss. The most directly comparable GAAP measure to Adjusted EPS is basic and diluted loss per share.
The following table reconciles net loss before income tax provisions to EBITDA and Adjusted EBITDA for the periods presented:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Loss before income tax provisions	$(29.3)	$(76.3)	$(224.7)
Interest expense	127.7	141.0	135.2
Interest income	(5.9)	(7.5)	(5.8)
Amortization expense of intangible assets acquired	98.2	93.7	91.2
Depreciation expense included in cost of sales	89.5	84.4	73.4
Depreciation expense included in selling, general and administrative expenses	7.9	7.4	7.6
EBITDA	288.1	242.7	76.9
Impairment of goodwill(1)	—	—	68.5
Transition and transformation costs and non-recurring costs(2)	42.5	52.8	120.6
Restructuring costs(3)	25.6	19.8	24.9
Foreign currency loss related to Argentina subsidiaries(4)	1.6	11.4	3.4
Adjustment of tax indemnification asset(5)	2.8	7.1	31.0
Merger and acquisition-related cost(6)	1.0	0.3	7.3
Acquisition accounting adjustments(7)	—	1.9	5.3
Bain Capital management fee(8)	7.5	7.5	7.5
Non-cash pension and other post-employment benefit plan(9)	(12.9)	(8.8)	(10.5)
Foreign currency loss (gain)(10)	(25.1)	10.8	(16.3)
Factoring fees(11)	4.3	3.4	0.6
Share-based incentive compensation (12)	67.5	3.0	—
Gain on sale of business and investments(13)	—	(13.0)	—
Other items	(1.7)	0.9	2.4
Non-GAAP consolidated adjusted EBITDA	$401.2	$339.8	$321.6
The following table reconciles net loss to Adjusted Net Income and basic and diluted loss per share to Adjusted EPS for the periods presented:

	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018
(in millions, except per share amounts)	Net (Loss)	Basic and diluted EPS	Net (Loss)	Basic and diluted EPS	Net (Loss)	Basic and diluted EPS
Reported (GAAP)	$(38.5)	$(0.20)	$(109.0)	$(1.15)	$(239.1)	$(2.54)
Amortization expense of intangible assets acquired	98.2	0.51	93.7	0.99	91.2	0.96
Impairment of goodwill(1)	—	—	—	—	68.5	0.73
Transition and transformation costs and non-recurring costs(2)	42.5	0.22	52.8	0.56	120.6	1.27
Restructuring costs(3)	25.6	0.13	19.8	0.21	24.9	0.26
Foreign currency loss related to Argentina subsidiaries(4)	1.6	0.01	11.4	0.12	3.4	0.04
Adjustment of tax indemnification asset(5)	2.8	0.01	7.1	0.08	31.0	0.33
Merger and acquisition-related cost(6)	1.0	0.01	0.3	0.00	7.3	0.08
Acquisition accounting adjustments(7)	—	—	1.9	0.02	5.3	0.06
Bain Capital management fee(8)	7.5	0.04	7.5	0.08	7.5	0.08
Non-cash pension and other post-employment benefit plan(9)	(12.9)	(0.08)	(8.8)	(0.09)	(10.5)	(0.11)
Foreign currency loss (gain)(10)	(25.1)	(0.13)	10.8	0.11	(16.3)	(0.17)
Factoring fees(11)	4.3	0.02	3.4	0.04	0.6	0.01
Share-based incentive compensation(12)	67.5	0.34	3.0	0.03	—	—
Gain on sale of business and investments(13)	—	—	(13.0)	(0.14)	—	—
Other items	(1.7)	0.00	0.9	0.01	2.4	0.03
Tax effects related to non-GAAP adjustments(14)	(33.3)	(0.17)	(38.8)	(0.41)	(53.6)	(0.57)
Discrete tax adjustments (15)	(11.6)	(0.06)	23.9	0.25	16.2	0.17
Adjusted (Non-GAAP)	$127.9	$0.65	$66.9	$0.71	$59.4	$0.63

(1)
Represents impairment of goodwill primarily due to significant currency devaluation and volatility, as well as deterioration in economic conditions in Latin America and the Middle East and currency devaluation and lower than expected performance in Europe and North America.

(2)
In the period following the 2017 Acquisition, we incurred costs primarily consisting of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in establishing ourselves as a standalone company and to position ourselves for future growth. Costs incurred in 2020 include those necessary to become a publicly traded Company.

(3)
Includes costs related to restructuring programs including expenses mainly related to reduction in headcount.

(4)
Effective July 1, 2018, Argentina was deemed to have a highly inflationary economy and the functional currency for our Argentina operations was changed from the Argentinian Peso to the United States dollar and remeasurement charges/credits are recorded in our Consolidated Statements of Operations rather than as a component of Cumulative Translation Adjustment on our Consolidated Balance Sheets.

(5)
In connection with the 2017 Acquisition, the purchase agreement governing the transaction includes indemnification provisions with respect to tax liabilities. The offset to this adjustment is included in income tax provision. Refer to Note 16 — Income Taxes in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(6)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, Virox Acquisition, Wypetech Acquisition, and SaneChem Acquisition we incurred acquisition-related costs during the years ended December 31, 2020, December 31, 2019 and December 31, 2018. These costs consisted primarily of investment banking, legal and other professional advisory services costs.

(7)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we recorded fair value increases to our inventory. These amounts represent the amortization of this increase.

(8)
Represents fees paid to Bain Capital pursuant a management agreement whereby we have received general business consulting services; financial, managerial and operational advice; advisory and consulting services with respect to selection of advisors; advice in different fields; and financial and strategic planning and analysis. The management agreement will terminate pursuant to its terms upon the consummation of this offering, at which time we will pay to Bain Capital a lump sum amount of $17.5 million. See “Certain Relationships and Related Party Transactions — Management Agreement.”

(9)
Represents the net impact of the expected return on plan assets, interest cost, and settlement cost components of net periodic defined benefit income related to our defined benefit pension plans. Refer to Note 14 — Defined Benefit Pension Plans and Note 15 — Other Postemployment Benefits and Other Employee Benefits Plans in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(10)
Represents the unrealized foreign exchange impact on our operations. The losses recorded in the periods were primarily due to the impact of the strengthening of the U.S. dollar to the Euro on our U.S. dollar-denominated debt. For the year ended December 31, 2018, this item also includes a restructuring of certain intercompany loans related to a legal reorganization in connection with our tax planning strategy.

(11)
On November 15, 2018, we entered into a factoring Master Agreement with Factofrance, S.A. Additionally, on April 22, 2020, the Company entered into a securitization arrangement with PNC Bank (“PNC”) to sell certain North American customer receivables without recourse on a revolving basis. This amount represents the fees to complete the sale of the receivables without recourse. Refer to Note 6 — Financial Statement Details in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(12)
Represents compensation expense associated with our Management Equity Incentive Plan (“MEIP”) awards. See Note 19 — Share-Based Compensation in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(13)
Represents non-cash gain on sale of our shares in connection with the Virox IP Acquisition. See Note 5 — Acquisitions in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(14)
The tax rate used to calculate the tax impact of the pre-tax adjustments is based on the jurisdiction in which the charge was recorded.

(15)
Represents adjustments related to discrete tax items including uncertain tax provisions, impacts from rate changes in certain jurisdictions and changes in our valuation allowance.

Liquidity and Capital Resources
Our primary sources of cash are the collection of trade receivables generated from the sales of our products and services to our customers and amounts available under our Revolving Credit Facility, factoring and accounts receivable securitization programs. Our primary uses of cash are payments for operating expenses, investments in working capital, capital expenditures, interest, taxes, debt obligations, restructuring expenses and other long-term liabilities. Our principal source of liquidity in excess of cash from operating activities has been through our Revolving Credit Facility. As of December 31, 2020, we had cash and cash equivalents of $192.9 million and unused borrowing capacity of $240.1 million under our Revolving Credit Facility. Based on our forecasts, we believe that cash flow from operations, available cash on hand and available borrowing capacity under our Revolving Credit Facility will be adequate to service our debt, meet our liquidity needs and fund necessary capital expenditures for the next twelve months.
In March 2020, we completed a sale-leaseback transaction, which provided $22.9 million in net proceeds. In April 2020, we entered into a receivables securitization agreement. The agreement provided for funding of up to $50.0 million for sold receivables at its inception in April 2020, and was increased to a maximum funding of up to $75.0 million in December 2020. In addition, in June 2020 we closed on a $150.0 million loan commitment (“New Term Loan”) in connection with our Senior Secured Credit Facilities for net proceeds of $144.5 million. The proceeds from the New Term Loan were used to pay down $133.0 million of our Revolving Credit Facility. In July 2020, we acquired 100% of the stock of Wypetech, LLC for $32.3 million.
Historical Cash Flows.   Note that the table and discussion that follows include restricted cash as part of net cash in accordance with the provisions of ASU 2016-18, Statement of Cash Flows — Restricted Cash. We include restricted cash from our factoring arrangements as described in Note 6 — Financial Statement Details, in the Notes to our Consolidated Financial Statements, and compensating balance deposits as disclosed in Note 13 — Fair Value Measurements and Other Financial Instruments, in the Notes to our Consolidated Financial Statements, as part of our cash and cash equivalents and restricted cash for purposes of preparing our Consolidated Statements of Cash Flows.
The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities for the year ended December 31, 2020, December 31, 2019 and December 31, 2020, respectively:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$103.0	$21.8	$2.4
Net cash (used in) investing activities	(70.8)	(44.6)	(227.1)
Net cash provided by financing activities	23.6	73.9	12.2
Net cash provided by operating activities
Net cash provided by operating activities was $103.0 million for the year ended December 31, 2020. This was primarily attributable to:
•
earnings before interest, taxes, depreciation and amortization and other non-cash items of $347.7 million for the twelve months ended December 31, 2020;

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cash paid for taxes of $56.4 million;

•
interest payments associated with our debt of $117.1 million for the year ended December 31, 2020; and

•
changes in working capital, reflecting a decrease of cash of $67.9 million, which was primarily attributable an increase in inventory of $70.4 million (reflecting a build of inventories in anticipation of higher demand) and a decrease in accounts payable of $33.5 million (resulting from a timing of payments associated with our vendors). This decrease was partially offset by a decrease in trade receivables of $17.0 million (reflecting $51.0 million of cash received from the securitization program) and an increase of $19.0 million from other assets and liabilities (primarily relating to timing of payroll related accruals, rebates and lease receivables).

Net cash provided by operating activities was $21.8 million for the year ended December 31, 2019. This was primarily attributable to:
•
earnings before interest, taxes, depreciation and amortization and other non-cash items of $258.4 million for the twelve months ended December 31, 2019;

•
cash paid for taxes of $43.4 million;

•
interest payments associated with our debt of $126.6 million for the year ended December 31, 2019; and

•
changes in working capital, reflecting a use of cash of $62.9 million, which was primarily attributable to an increase in receivables of $83.0 million, which was partially offset by decreases in inventory of $12.7 million (resulting from a decrease in production during the fourth quarter).

Net cash provided by operating activities was $2.4 million for the year ended December 31, 2018. This was primarily attributable to:

•
Earnings before interest, taxes, depreciation and goodwill impairment of $145.4 million for the twelve months ended December 31, 2018;

•
Cash paid for taxes of $55.7 million;

•
Interest payments associated with our debt was $111.1 million for the year ended December 31, 2018; and

•
Changes in working capital, reflecting a use of cash of $17.1 million, which was primarily attributable to an increase in inventories of $21.3 million (reflecting a build of inventories in anticipation of higher demand) and a use of cash from other assets and liabilities of $27.4 million (primarily reflecting an increase of lease receivables and payment of rebates), which was partially offset by increases in accounts payable of $29.9 million (resulting from the timing of payments associated with our vendors).

Net cash used in investing activities.   Net cash used in investing activities for the year ended December 31, 2020 was $70.8 million. This was primarily due to $45.6 million of cash used in dosing and dispensing equipment, and capital expenditures of $41.4 million. In addition, the acquisition of all stock from Wypetech and acquisition of all stock of SaneChem for a total of $51.2 million partly offset by cash received from beneficial interests on sold receivables of $66.9 million. Refer to Note 5 —Acquisitions in the Notes to our Consolidated and Financial Statements included elsewhere in this prospectus for additional information regarding the Wypetech and SaneChem transactions.
Net cash used in investing activities for the year ended December 31, 2019 was $44.6 million. This was primarily due to $93.4 million of cash used in dosing and dispensing equipment, reflecting new customer acquisitions in North America, and capital expenditures of $29.0 million. In addition, the acquisition of AHP® intellectual property from Virox of $33.4 million partly offset by cash received from beneficial interests on sold receivables of $80.8 million, and the proceeds on sale of investment in Virox of $27.1 million resulted in cash used of $6.3 million. See Note 5 — Acquisitions in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding the Virox IP Acquisition.
Net cash used in investing activities for the year ended December 31, 2018 was $227.1 million. This was primarily due to cash used in dosing and dispensing equipment of $83.2 million, capital expenditures of $44.2 million and the acquisition of Zenith LLC of $131.6 million. These were partially offset by the final purchase price settlement of $19.4 million related to the 2017 Acquisition and cash received from beneficial interests on sold receivables of $12.5 million. See Note 5 — Acquisitions in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding the Zenith Acquisition and the 2017 Acquisition.
Net cash provided by financing activities.   Net cash provided by financing activities was $23.6 million for the year ended December 31, 2020, which reflected $169.0 million of cash received from our New Term Loan facility and the sale-leaseback transactions, the proceeds of which were used to pay off our revolving credit facility borrowings of $120.0 million. Additionally, we repaid $22.9 million on long term borrowings.
Net cash provided by financing activities was $73.9 million for the year ended December 31, 2019. Net cash provided consisted primarily of $111.0 million of net proceeds from the revolving credit facility borrowings offset by $32.0 million of payments on our long-term and short-term borrowings, $1.3 million in equity redemptions, and $3.8 million in contingent consideration payments.
Net cash provided by financing activities was $12.2 million for the year ended December 31, 2018. Net cash provided consisted of $16.7 million of equity contributions, $9.0 million of net proceeds from the revolving credit facility of net proceeds and $7.5 million from short-term borrowings. This increase in cash was offset by $20.5 million of payments on long-term borrowings.
Debt Capitalization.   As of December 31, 2020 and December 31, 2019, we had $192.9 million and $128.3 million of cash and cash equivalents, respectively. The following table details our debt outstanding as of December 31, 2020, and December 31, 2019, respectively:

(in millions)	December 31, 2020	December 31, 2019
Senior Secured Credit Facilities:
US Dollar Term Loan	$873.0	$882.0
US Dollar Incremental Loan	149.6	—
Euro Term Loan	1,146.9	1,062.5
Revolving Credit Facility	—	120.0
Senior Notes	548.5	503.0
Short-term borrowings	0.4	0.6
Finance lease obligations	5.2	2.4
Financing obligations	22.5	—
Unamortized deferred financing costs	(39.6)	(44.6)
Unamortized original issue discount	(6.2)	(3.4)
Total debt	2,700.3	2,522.5
Less: Current portion of long-term debt	(13.2)	(11.2)
Short-term borrowings	(0.4)	(0.6)
Long-term debt	$2,686.7	$2,510.7
On November 15, 2018, Diversey entered into a Master Agreement with Factofrance, S.A. (“Factofrance”) to sell certain trade receivables, without recourse, of eight Diversey companies located in the United Kingdom, Spain, France, Netherlands, Poland, Germany, Italy and Portugal under individually executed receivable purchase agreements Factofrance charges a 0.10% factoring fee and a 0.05% debtor credit default commission on the face value of receivables sold and paid. In addition, Factofrance charges a financing fee, as defined, based on Factofrance advances made on remaining uncollected receivables. Factofrance also charges a quarterly commitment fee of 0.10% of the maximum total funding amount which is $182.8 million December 31, 2020. We are required to maintain a restricted cash collateral account pursuant to the Master Agreement in order to secure the full and punctual payment, performance and discharge of all payments due to Factofrance.
Our Senior Secured Credit Facilities consist of a $900.0 million senior secured US dollar denominated term loan, a €970.0 million senior secured Euro denominated term and a $250.0 million revolving credit facility. The term loans mature on September 6, 2024. The revolving credit facility matures on September 6, 2022. At December 31, 2020, the interest rate for the US dollar term loan term loan was 3.21%, the interest rate for the euro term loan was 3.25%. and the interest rate associated with the revolving credit facility was 2.50% plus LIBOR. See “Description of Certain Indebtedness — Senior Secured Credit Facilities” for a summary of these term loans and revolving credit facility. At December 31, 2020, we were in compliance with all covenants under the agreements governing the Senior Secured Credit Facilities.
On August 8, 2017, Diamond (BC) B.V. issued €450.0 million aggregate principal amount of 5.625% Senior Notes due 2025. The Senior Notes have a maturity date of August 15, 2025 and interest is payable semi-annually in arrears on February 15 and August 15 of each year. See “Description of Certain Indebtedness — 5.625% Senior Notes Due 2025” for a summary of the Senior Notes. At December 31, 2020, we were in compliance with all covenants under the indenture governing the Senior Notes.
Preferred Equity Certificates.   Constellation (BC) 2 S.à r.l., was financed in part by preferred equity certificates (“PECs”), which are commonly used in private equity transactions in Luxembourg for tax planning purposes. PECs are a part of the capital structure and though classified as a debt instrument because they do not have equity rights, they are a capital contribution from the investor and are subordinate to the Senior Secured Credit Facilities and other creditors.

The following table details our PECs outstanding as of December 31, 2020 and December 31, 2019, respectively.
(in millions) Nature	Maturity date	Interest Rate	Carrying Value December 31, 2019	Borrowing/ (Reimbursement)	Foreign Currency Translation	Carrying Value December 31, 2020	Interest Expense
Series 1 PECs	9/1/2047	See below	$588.4	$—	$53.3	$641.7	$—
The Series 1 PECs are legal obligations to securityholders, having a par value (and face amount) of EUR 1.00 each. The Series 1 PECs are yield-free and have a term of 30 years from the date of issuance, but can be redeemed earlier. Mandatory retirement or optional redemption of the Series 1 PECs are at a price equal to par value.
Critical Accounting Policies
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the applicable reporting period. Actual results could differ from these estimates. These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates.
Net Sales.   Our revenue earning activities primarily involve manufacturing and selling products and services. Revenue from contracts with customers is recognized using a five-step model consisting of the following: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation. Performance obligations are satisfied when the Company transfers control of a good or service to a customer, which can occur over time or at a point in time. The amount of revenue recognized is based on the consideration to which the Company expects to be entitled in exchange for those goods or services, including the expected value of variable consideration. The customer’s ability and intent to pay the transaction price is assessed in determining whether a contract exists with the customer. If collectability of substantially all of the consideration in a contract is not probable, consideration received is not recognized as revenue unless the consideration is nonrefundable and the Company no longer has an obligation to transfer additional goods or services to the customer or collectability becomes probable.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASU 2014-09”) and issued subsequent amendments to the initial guidance, collectively, Topic 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 expands and enhances disclosure requirements which require disclosing sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This includes both qualitative and quantitative information. The amendments in ASU 2014-09 are now effective. We adopted the modified retrospective method on January 1, 2018, the impact of which was immaterial and is discussed further in Note 4 — Revenue Recognition in the Notes to our Consolidated Financial Statements.
For the Company, the determination of whether an arrangement meets the definition of a contract under ASC 606 depends on whether it creates enforceable rights and obligations. While enforceability is a matter of law, we believe that enforceable rights and obligations in a contract must be substantive in order for the contract to be in scope of ASC 606. The penalty for noncompliance must be significant relative to the minimum obligation. Fixed or minimum purchase obligations were the most common examples of substantive enforceable rights present in our contracts. We determined that the contract term is the period of enforceability outlined by the terms of the contract. This means that in many cases, the term stated in the contract is different than the period of enforceability.

Business Combinations.   Business combinations are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is recorded as goodwill. Fair value determination is subject to a significant degree of estimates.
The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, external advisors are consulted to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., multiple excess earnings, relief from royalty and cost methods) which is considered to be a Level 3 fair value.
The results of operations for businesses acquired are included in the consolidated financial statements from the acquisition date.
Financial Instruments.   We may from time to time use financial instruments, such as cross-currency swaps, interest rate swaps, caps and collars, U.S. treasury lock agreements and foreign currency exchange forward contracts and options relating to our borrowing and trade activities. We may use these financial instruments from time to time to manage our exposure to fluctuations in interest rates and foreign currency exchange rates. We do not purchase, hold or sell derivative financial instruments for trading purposes. We face credit risk if the counterparties to these transactions are unable to perform their obligations. Our policy is to have counterparties to these contracts that are rated at least BBB− by Standard & Poor's and Baa3 by Moody’s.
Derivative instruments are reported at fair value and establish criteria for designation and effectiveness of transactions entered into for hedging purposes. Before entering into any derivative transaction, we identify our specific financial risk, the appropriate hedging instrument to use to reduce this risk, and the correlation between the financial risk and the hedging instrument. We use forecasts and historical data as the basis for determining the anticipated values of the transactions to be hedged. We do not enter into derivative transactions that do not have a high correlation between the transaction risks and the hedging instruments. We regularly review hedge positions and the correlation between the transaction risks and the hedging instruments.
We record gains and losses on derivatives qualifying as cash flow hedges in other comprehensive income, to the extent that hedges are effective and until the underlying transactions are recognized on the Consolidated Statements of Operations, at which time we recognize the gains and losses on the Consolidated Statements of Operations.
Generally, our practice is to terminate derivative transactions if the underlying asset or liability matures or terminates or if we determine the underlying forecasted transaction is no longer probable of occurring. Any deferred gains or losses associated with the derivative instrument are recognized on the Consolidated Statements of Operations over the period in which the income or expense on the underlying hedged transaction is recognized.
Impairment and Disposal of Long-Lived Assets.   Long-lived assets represent a significant portion of our total assets, the aggregate amount of which was $1,667.0 million and $1,683.2 million, as of December 31, 2020 and 2019, respectively. Such long-lived assets primarily consist of definite-lived intangible assets in an aggregate amount of $1,411.0 million and $1,416.3 million as of December 31, 2020 and 2019, respectively.
We perform an impairment review for definite-lived intangible assets, such as customer relationships, contracts, intellectual property, and for other long-lived assets, such as property and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Such events may include, but are not limited to, a significant decrease in the market price of an asset or asset group, change in manner in which an asset is being used, significant change in business climate and significant cash flow or operating losses that demonstrate continuing losses associated with the use of the asset. We calculate the undiscounted value of the projected cash flows expected to result from the use and eventual disposition of the asset or asset group and compare this estimated amount to the carrying value of the asset or asset group. If the carrying amount is found to be greater than the undiscounted value of the projected cash flows of the asset or asset group, we record an impairment loss of the excess of carrying value over the fair value of the asset or asset group. In addition, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.
Definite-lived intangible assets, such as trade names and customer relationships are amortized over their estimated economic lives. The reasonableness of the useful lives of these assets is regularly evaluated. Once these assets are fully amortized, they are removed from the balance sheet. We evaluate these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.
Goodwill and Indefinite-Lived Intangible Assets.   Goodwill and indefinite-lived intangible assets represent a significant portion of our total assets. Our goodwill had a carrying value of $467.0 million and $416.9 million at December 31, 2020 and 2019, respectively. Indefinite-lived intangible assets, which consist of acquired trade names, have a carrying value of $900.4 million and $846.6 million at December 31, 2020 and 2019, respectively.
We review goodwill and indefinite-lived intangible assets for possible impairment on a reporting unit level, which are consistent with our operating segments, on an annual basis as of October 1st of each year, or more frequently if an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset has declined below its carrying value. Such events may include, but are not limited to, impairment of other assets or establishment of valuation allowances on deferred tax assets, cash flow or operating losses at a reporting unit, negative current events or long-term outlooks for our industry, and negative adjustments to future forecasts. In performing the annual goodwill impairment assessment, we have the option under GAAP to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we conclude from the qualitative assessment that there are no indicators of impairment, we do not perform a quantitative test, which would require a valuation of the reporting unit as of October 1. GAAP provides a set of examples of macroeconomic, industry, market and company specific factors for entities to consider in performing the qualitative assessment described above, which factors are not all inclusive; management considers the factors it deems relevant in making its more likely than not assessments. While we also have the option under GAAP to qualitatively assess whether it is more likely than not that the fair values of its indefinite-lived intangible assets are less than their carrying values, our policy is to determine the fair value of each of its indefinite-lived intangible assets annually as of October 1, in part because the level of effort required to perform the quantitative and qualitative assessments is essentially equivalent.
If we conclude from our qualitative assessment that there are indicators of impairment and that a quantitative test is required, the annual or interim quantitative goodwill impairment test involves comparing the fair value of each of our reporting units with goodwill to its carrying value, including the goodwill allocated to the reporting unit. If the fair value of the reporting unit exceeds its carrying value, there is no impairment and no further testing is required. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recognized in an amount of the excess, limited to the amount of goodwill allocated to the reporting unit.
Our annual assessment of the recovery of goodwill begins with management’s reassessment of its operating segments and reporting units. A reporting unit is an operating segment or one level below an operating segment, which is referred to as a component. This reassessment of reporting units is also made each time we change our operating segments. If the goodwill of a reporting unit is allocated to newly-formed reporting units, the allocation is made to each reporting unit based upon their relative fair values.
The 2020 and 2019 annual assessment of goodwill was a quantitative test and did not identify any impairments. The 2018 annual assessment of goodwill was a quantitative test and identified impairment charges of $68.5 million, due primarily to significant currency devaluation, volatility and deterioration in economic conditions in Latin America and the Middle East, as well as currency devaluation and lower-than-expected performance in Europe and North America.

The fair value of our reporting units is determined using both an income approach, which is based on discounted cash flows (“DCF”), and a market approach when we test goodwill for impairment, either on an interim basis or annual basis as of October 1 of each year. Significant judgments inherent in using a DCF analysis include the selection of appropriate discount and long-term growth rates and estimating the amount and timing of expected future cash flows. The expected cash flows used in the DCF analyses are based on our most recent forecast and budget and, for years beyond the budget, our estimates, which are based, in part, on forecasted growth rates. The discount rates and growth rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows of the respective reporting units. Assumptions used in the DCF analyses, including the discount rate and the long-term growth rate, are assessed based on each reporting unit's current results and forecasted future performance, as well as macroeconomic and industry specific factors, and reflect our best estimate as of the impairment testing date. Any changes in such assumptions or estimates as a result of changes in our budgets, forecasts or negative macroeconomic trends could significantly affect the value of the Company’s reporting units which could impact whether an impairment of goodwill has occurred. The discount rates used in the quantitative test for determining the fair value of our reporting units was 9.0% in 2020, and ranged from 8.0% to 13.5% in 2019 and from 9.5% to 14.0% in 2018. Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the fair value of a reporting unit. To determine a peer group of companies for our respective reporting units, we considered companies relevant in terms of consumer use, monetization model, margin and growth characteristics, and brand strength operating in their respective sectors.
As of December 31, 2020 the estimate of the excess of fair value over carrying value is greater than 20% of the fair value for both of our reporting units.
If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment equal to the excess is recorded. The 2020, 2019 and 2018 annual assessments of indefinite-lived intangible assets did not identify any impairments.
As of December 31, 2020, the aggregate carrying value of our indefinite-lived intangible assets, for which the most recent estimate of the excess of fair value over carrying value is greater than 20% of the fair value, is $900.4 million.
We determine the fair value of indefinite-lived intangible assets using an avoided royalty DCF valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license our trade names. The future cash flows are based on our most recent forecast and budget and, for years beyond the budget, our estimates, which are based, in part, on forecasted growth rates. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rates used our annual indefinite-lived impairment assessment was 9.0% in 2020, 10.5% in 2019, and 11.5% in 2018, and the royalty rate used in 2020, 2019 and 2018 was 3.0%.
Income taxes.    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.
We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are intended to be indefinitely reinvested. Where we do not intend to indefinitely reinvest earnings of foreign subsidiaries, we provide for income taxes and foreign withholding taxes, where applicable, on undistributed earnings.

We recognize the benefit of an income tax position only if it is “more likely than not” that the tax position will be sustained. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized. Additionally, we recognize interest and penalties accrued related to unrecognized tax benefits as a component of provision (benefit) for taxes on income.
Self-Insurance.   We accrue for outstanding reported claims and claims that have been incurred but not reported based upon management’s estimates of the aggregate liability for retained losses using historical experience, insurance companies’ assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.
Pension and Other Post-Employment Benefits.   In connection with the 2017 Acquisition, we assumed certain defined benefit plan and other long-term employee benefit obligations and acquired certain related plan assets for current employees of our subsidiaries. In addition, we implemented replacement retiree health care reimbursement plan for certain U.S. employees.
The defined benefit obligations for certain current employees of non-U.S. subsidiaries assumed by us were carved out of the defined benefit pension plans retained by Sealed Air. We have created a new defined benefit pension plans for all affected participants. The Purchase Agreement required Sealed Air to transfer assets from Sealed Air’s defined benefit pension plans to our defined benefit pension plans. As we assumed the defined benefit obligations of only current employees of these non-U.S. subsidiaries, the assumption of the defined benefit obligations are accounted for as though the employees were participants in a multi-employer plan.
The projected benefit obligation and the net periodic benefit cost are based on third-party actuarial assumptions and estimates that are reviewed and approved by management on a plan-by-plan basis each fiscal year. The principal assumptions concern the discount rate used to measure future obligations, the expected future rate of return on plan assets and the expected rate of future compensation increases. We revise these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.
In determining the discount rate, we utilize market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees. The expected long-term rate of return on plan assets is determined by taking into consideration the weighted-average expected return on our asset allocation, asset return data, historical return data, and the economic environment. We believe these considerations provide the basis for reasonable assumptions of the expected long-term rate of return on plan assets. The rate of compensation increase is based on our long-term plans for such increases. The measurement date used to determine benefit obligations and plan assets is December 31, 2019.
In general, material changes to the principal assumptions could have a material impact on the costs and liabilities recognized in our consolidated financial statements.
Fair Value Measurements of Financial Instruments.    In determining the fair value of financial instruments, we utilize various techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value. We determine fair value for our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
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Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities to the reporting entity at the measurement date.

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Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

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Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Our fair value measurements in our financial instruments are subjective and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect our estimates.
Share-Based Compensation.   During 2018, the Company implemented a Management Equity Incentive Plan (“MEIP”) and Cash Long-term Incentive Plan (“LTIP”), whereby grants were made pursuant to each plan to certain employees. We recognize expenses related to the fair value of these equity awards in accordance with ASC 718, Compensation-Stock Compensation.
On November 12, 2020, we filed a confidential registration statement in preparation for an offering of equity securities. Prior to November 12, 2020 we elected to value the awards at the grant date and each reporting period using the intrinsic value method as permitted under ASC Topic 718. Beginning on November 12, 2020, we became a public entity and valued the MEIP awards at fair value in accordance with ASC 718. The estimated fair value of our MEIP awards is based upon a probability weighting of an initial public offering exit scenario and a sale exit scenario as further described below:
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The initial public offering scenario assumes a successful completion of an initial public offering in the first quarter of 2021 based upon preliminary enterprise values from our bankers, adjusted for net debt and transaction fees.

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The sale exit scenario utilizes a Black Scholes option pricing model with the following key assumptions: enterprise value, expected volatility, risk-free interest rate, expected dividend yield and expected term.

The assumptions used in our initial public offering and sale exit scenarios represent management’s best estimates. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future. Refer to Note 19 — Share-Based Compensation in our consolidated financial statements included elsewhere in this prospectus for additional information.
As described in “Reorganization Transactions,” the incentive shares will be exchanged for restricted ordinary shares of the issuer. Upon completion of this offering, the fair value estimate will not be necessary as the compensation expense will be determined based on the fair value of our publicly traded shares.
Although we began the initial public offering process before the year ended December 31, 2020, we do not believe that our performance-based Class C through Class E incentive shares are probable of meeting the performance condition as of that date given the uncertainty surrounding the successful completion of the offering. For additional information on the expected impact on our financial statements upon successful completion of this offering, see “Unaudited Condensed Consolidated Pro Forma Financial Information.”
Recent Accounting Pronouncements
Refer to the sub-section, “New Accounting Guidance,” within Note 3 — Summary of Significant Accounting Policies in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for further discussions.
Quantitative and Qualitative Disclosures about Market Risk
Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates.
Interest rate risk.   We are exposed to market risk associated with changes in interest rates. Following the consummation of the 2017 Acquisition, we are subject to interest rate risk associated with our Senior Secured Credit Facilities. In August 2019, the Company entered in a series of interest rate swaps with a notional amount of $720 million. The primary purpose of our cash flow hedging activities is to manage the potential adverse fluctuations in interest rates by reducing our exposure to variability in cash flows on a portion of the Company’s floating-rate debt. We will continue to evaluate various hedging strategies that we may put in place in the future with respect to interest rate risk. While changes in interest rates do not affect the fair value of our variable-interest rate debt, they do affect future earnings and cash flows.
We have €450.0 million of fixed rate debt as a result of the issuance of the Senior Notes. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows.
A hypothetical 25 bps increase in interest rates during any of the periods presented would have increased our interest expense by approximately $0.8 million.
Foreign exchange rates risk.   We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency, which is the U.S. dollar. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our combined financial statements. Exchange rates between these currencies and U.S. dollars have fluctuated significantly over the last few years and may do so in the future. A substantial portion of our revenue and costs are denominated in or effectively fluctuate with U.S. dollars, and we also have significant revenue and costs in Euros, Canadian dollars, British pounds and other currencies.
Approximately 76.8% of our net sales for the year ended December 31, 2020 were associated with operations in jurisdictions that have a currency other than the U.S. dollar.
Commodities.   We use various commodity raw materials such as caustic soda, surfactants, plastic resins, other chemicals and energy products such as electric power and natural gas in conjunction with our manufacturing processes. Generally, we acquire these components at market prices in the region in which they will be used and do not use financial instruments to hedge commodity prices. Moreover, we seek to maintain appropriate levels of commodity raw material inventories thus minimizing the expense and risks of carrying excess inventories. We do not typically purchase substantial quantities in advance of production requirements. As a result, we are exposed to market risks related to changes in commodity prices of these components.
Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2020:
	Obligations Due In:
(in millions)	Total	2020	2021 – 2022	2023 – 2024	Thereafter
Contractual Obligations
Debt, including current portion(1)
U.S. Dollar Term Loan	$873.0	$9.0	$18.0	$846.0	$—
U.S. Dollar Incremental Loan	149.6	1.5	3.0	145.1	—
Euro Term Loan	1,146.9	11.8	23.6	1,111.5	—
Senior Notes	548.5	—	—	548.5	—
Revolving Credit Facility	—	—	—	—	—
Preferred Equity Certificates	641.7	—	—	—	641.7
Short-term borrowings	0.4	0.4	—	—	—
Interest payments(1)	488.8	114.0	220.7	126.2	27.9
Finance lease obligations(3)	5.4	2.0	2.9	0.5	—
Operating leases obligations(3)	70.2	25.5	28.9	7.1	8.7
Purchases obligations(2)	151.3	59.9	72.2	15.8	13.4
	$4,075.8	$224.1	$369.3	$2,800.7	$681.7

(1)
Assumes that the Senior Secured Credit Facilities and Senior Notes are repaid upon maturity. Future interest payments include commitment fees on the unused portion of the Revolving Credit Facility, and reflect the interest payments on our U.S. Dollar Term Loan, Euro Term Loan and Senior Notes.

Future interest payments assume December 31, 2020 interest rates will prevail throughout all periods. Actual interest payments and any repayment amounts may change.
(2)
Other principal contractual obligations include agreements to purchase an estimated amount of goods, including raw materials, or services, including energy, in the normal course of business. These obligations are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased, minimum or variable price provisions and the approximate timing of the purchase. The amounts included in the table above represent estimates of the minimum amounts we are obligated to pay, or reasonably likely to pay under these agreements. We may purchase additional goods or services above the minimum requirements of these obligations and, as a result use additional cash.

(3)
Includes imputed interest payments.

We entered into a consulting services agreement (the “Management Agreement”) with Bain Capital in connection with the Transactions. Pursuant to this agreement, subject to certain conditions, we are required to pay Bain Capital an annual management fee of $7.5 million per year. The Management Agreement will terminate in connection with this offering, at which time we will pay to Bain Capital a lump sum amount of $17.5 million. See “Certain Relationships and Related Party Transactions — Management Agreement.”
Off Balance Sheet Arrangements
We have reviewed our off-balance sheet arrangements and have determined that none of those arrangements has a material current effect or is reasonably likely to have a material future effect on our consolidated financial statements, liquidity, capital expenditures or capital resources.
Guarantees and Indemnification Obligations.   We are party to many contracts containing guarantees and indemnification obligations. These contracts primarily consist of:
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product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products will conform to specifications. We generally do not establish a liability for product warranty based on a percentage of sales or other formula. We accrue a product warrant liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and annual expense related to product warranties are immaterial to our Consolidated Balance Sheets or Statement of Operations; and

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licenses of intellectual property by us to third parties in which we have agreed to indemnify the licensee against third party infringement claims.

BUSINESS
Our Business
Our Mission.   Diversey’s mission is to protect and care for people through leading hygiene, infection prevention and cleaning solutions. We develop and deliver innovative, mission-critical products, services and technologies that save lives and protect our environment.
Our Foundation.   Over the course of 95 years, the Diversey brand has become synonymous with product quality, service and innovation. Our fully-integrated suite of solutions combines patented chemicals, dosing and dispensing equipment, cleaning machines, services and digital analysis and serves more than 85,000 customers in over 80 countries via our vast network of more than 1,400 technicians and approximately 8,500 employees globally. We are the leading global pure play provider to the approximately $32 billion cleaning and hygiene industry for Institutional and Food & Beverage markets, where we hold the first or second position in the key markets in which we operate. We are also one of only two large, global players able to serve large, global strategic accounts (“GSAs”). We consider our scale to be a distinct competitive advantage given the fragmentation of our industry, and our customer relationships are deep and longstanding, resulting in highly recurring revenue streams.
Our Value Proposition.   We are a trusted partner to our customers in delivery of hygiene, infection prevention, and cleaning solutions that provide peace of mind and help our customers maintain their brand integrity and grow their businesses. Through our end-to-end, repeatable services, we focus on achieving the following outcomes for our customers:
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Improved hygiene, infection prevention and cleaning results

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Improved operational efficiency and environmental sustainability

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Reduced costs

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High consistency and high standards across customer locations and geographies

Our unique customer engagement model drives a virtuous circle of customer acquisition, service expansion, and long-term retention that enables our history of strong growth and resiliency. Through our customer engagement model we strive to:
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Understand Customer Needs and Goals.   We partner with customers to determine what matters most to them, with a focus on outcomes rather than specific products.

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Design Custom Solutions.   We then design custom solutions, leveraging our more than 1,400 patents and patent applications from our library of more than 2,000 unique chemical formulations as well as our extensive and differentiated suite of dosing and dispensing equipment and floor care machines.

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Integrate Solutions with Customer Workflows.   We train our customers’ end users on how to operate the products and equipment that make up our customized solutions, with a specific focus on health and safety considerations, sustainability, and service requirements.

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Optimize Performance.   After implementation, we remain engaged with our customers on a regular basis and leverage our digital monitoring capabilities to ensure their equipment is operating properly, the workforce is fully trained, and solutions are optimized.

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Expand the Value Proposition.   As we continue to engage with our customers, we continually review our performance, compare ourself against benchmarks, and work to identify ways to expand or enhance our services through new products and innovation, creating ‘win-win’ solutions for us and our customers, and further solidifying our partnership.

Our Customer Engagement Model
We are uniquely positioned to deliver our value proposition due to the following attributes of our business model:
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We are one of only two, large global players that offer a full suite of hygiene, infection prevention and cleaning solutions. Our full suite of products and services provide end-to-end solutions across the entire spectrum of our customers’ facilities to meet all hygiene, infection prevention and cleaning needs.

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We utilize a flexible go-to-market strategy to meet the needs of our diverse customer base. We utilize our direct-selling capabilities and high-touch service offerings to meet the unique needs of GSAs and other large customers that require complex end-to-end solutions. For smaller, regional customers that require less customized solutions, we leverage a multi-channel distribution network that efficiently serves this customer segment.

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Our robust R&D and engineering capabilities drive continuous innovation, ensuring that our product, service, and technology portfolio remains cutting edge for our customers.

The strength of our value proposition is evidenced by our deep customer relationships with a total revenue retention rate of over 98% (excluding growth with new and existing customers), and 99% retention rate for our top 100 customers, in 2020.
The graphic on the next page provides an example of how our comprehensive suite of cleaning, hygiene, and infection prevention solutions serve all facets of our customers’ infrastructure and operations.

Customer Value Proposition Case Study: Comprehensive Suite of Innovative Solutions Throughout the Hospital

Our Resilient Business Model.    Due to the non-discretionary nature of our solutions, our business has a proven ability to withstand, and thrive in, challenging market conditions. Our top-line performance was strong during both the 2008 - 2010 Global Financial Crisis and the 2019 - 2020 COVID-19 pandemic. Our revenues declined only 0.3% from 2008 - 2010, while revenues for the S&P 500 were down 3.8% over the same period. During the ongoing COVID-19 pandemic, from 2019 to 2020, we experienced a year-over-year constant currency organic revenue gain of 1.8% as compared with the S&P 500, which declined 3.2% over the same period. We believe the stability of our revenue is a result of several key aspects of our business model:
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Essential and Mission-Critical Solutions.   Our products and services are essential to our customers’ abilities to meet health and safety regulations across their operative locations, regardless of end consumer demand for our customers’ products and services.

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Small Customer Spend Relative to Total Cost of System.   While critical to our customers’ abilities to maintain hygienic standards and cleanliness, our products represent only a small portion of their total spend on cleaning costs.

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Highly-Consumable Product and Service Offerings.   Our products are consumable and require ongoing replenishment, service and monitoring, which drives highly recurring revenue streams.

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Customer, Product, and Geographic Diversification.   We serve our customers across approximately 300,000 global sites, as of the year ended December 31, 2020, with no individual product or service representing more than 2.5% of net sales for the year. We are further diversified across stable end-markets, including, among others, healthcare, food service, retail and grocery, processed food, dairy, brewing and beverages, with no individual end-market accounting for more than 14% of net sales for the year ended December 31, 2020.

Our Transformation.   Since becoming an independent company after the 2017 Sealed Air Corp. carve-out transaction, we have undergone a significant transformation. We have made numerous strategic investments that we believe position us well to achieve sustainable long-term growth and profitability:
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New Talent & Organizational Structure.   Strengthened our organization with new senior leadership including a new Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Information Officer, Chief Revenue Officer, Chief Human Resources Officer, Head of Europe, and

Head of North Asia, among others, to our company with operational expertise and to instill a competitive and winning culture.
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Strategic and Commercial Focus.   Established strategic focus and a results-driven execution ethos aimed at achieving our core growth initiatives and driving innovation across the organization.

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Operational Excellence, Systems, and Technology.   Instilled a culture of continuous improvement and efficiency gains, invested approximately $50 million in corporate systems and technology to provide better visibility, control, and technology across all facets of our business, and increased sophistication of procurement and supply chain capabilities.

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M&A.   Executed six strategic acquisitions since 2017 to help us strengthen our position in key markets, including enhancements to our Infection Prevention business.

This transformation has resulted in a significant change in our growth profile and profitability. On a constant dollar organic basis, our revenues increased at an average growth rate of 2.9% in the years 2018 through 2020 and at an average growth rate of 3.4% in the years 2018 and 2019. For the year ended December 31, 2018, we generated a net loss of $239 million and Adjusted EBITDA of $322 million at a 12.0% margin, compared to a net loss of $39 million and Adjusted EBITDA of $401 million at a 15.3% margin for the year ended December 31, 2020, which implies an 11.7% EBITDA compound annual growth rate. For a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see “Prospectus Summary — Summary Condensed Consolidated and Combined Financial Data.”
Our Growth.   Our business transformation has resulted in rapid and multifaceted EBITDA growth. Key components of our historical growth include:
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End Market Growth.   Our Institutional and Food & Beverage markets have historically grown at an approximately 3% compound annual growth rate.

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Increased Focus on Hygiene and Infection Prevention.   The COVID-19 pandemic has accelerated already-increasing cleaning and hygiene standards for our customers.

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Increased Market Penetration.   Given our industry-leading portfolio and supply chain, we have experienced significant gains in the infection prevention market, and we are well-positioned to continue capitalizing on the increased demand for hygiene and infection prevention solutions.

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Efficiency Improvements.   Efficiency gains, cash discipline, supply chain and procurement have driven continued margin improvements.

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M&A.   Enhanced sourcing and integration capabilities have enabled us to complete 6 strategic acquisitions since 2017.

Our Financial Attributes   We believe that our business model results in an attractive financial profile highlighted by our history of stable and growing revenues, high gross profit margin, expanding Adjusted EBITDA margins and strong unlevered cash flow generation. In the year ended December 31, 2020, we generated a gross profit margin of approximately 40%, which together with our ongoing margin improvement initiatives resulted in our Adjusted EBITDA margin expanding from 12.0% in the year ended December 31, 2018 to 15.3% in the year ended December 31, 2020. Our total indebtedness was $2,700.3 million as of December 31, 2020. Our customer-centric, asset-light approach focuses on customer service and engagement, rather than on asset intensity. This supports our high unlevered cash flow generation, which allows us to both reinvest in the business and capitalize on opportunities for inorganic growth. For the year ended December 31, 2020, our Unlevered Cash Flow Conversion was approximately 73%. For a reconciliation of unlevered cash flow to its most directly comparable GAAP metric, see “Prospectus Summary — Summary Condensed Consolidated and Combined Financial Data”.

Our Business Segments
We report our results of operations in two segments: Institutional and Food & Beverage. The following charts set forth our net sales by segment, geography and customer concentration category for the year ended December 31, 2020.
Institutional Segment
We hold leading market positions in our regional core markets and believe we held the number one or number two market position in North America, Europe, the Middle East and Africa, Latin America and Asia-Pacific based on net sales for 2020. Our Institutional segment generated $2.0 billion in Revenue and $341 million in Adjusted EBITDA, which implies 17.1% margins for the year ended December 31, 2020.
Our high performance Institutional solutions are designed to enhance cleanliness, safety, environmental sustainability, and efficiency for our customers. We offer a broad range of products, services, solutions, equipment and machines including infection prevention and personal care products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. We also offer a range of engineering, consulting and training services related to productivity management, water and energy management and risk management, supported by data provided through our digital solutions. We deliver these solutions to customers in the Healthcare, Education, Food Service, Retail & Grocery, Hospitality, and Building Service Contractors industries.
Our Institutional segment’s revenue base is recurring and stable due to the ‘sticky’ nature of our business model. Not only are our cleaning products consumable in nature and require periodic replacement, generating highly recurring revenue, but the optimal application of our chemicals is also controlled by our proprietary dosing and dispensing equipment installed at customer sites, which increases customer switching costs and generates operating efficiencies for our customers.
The following charts set forth the percentage of net sales for our Institutional segment by region and end market for the year ended December 31, 2020.

Key Institutional products and services include:
Infection Prevention: Hard Surface & Personal Care. We manufacture, source, market, sell and provide services for infection prevention and personal care products. Our products are designed to enhance the safety and well-being of our customers’ employees and visitors by reducing the risk of infection at our customers’ facilities. Our products are offered in many different formats, including wipes, ready to use chemicals, and concentrates and they are dispensed through portable dosing systems, canisters, spray bottles, large-format totes, and automated wall-mounted dilution systems, among others. Many of our products rely on Diversey-owned propriety technology including our patented AHP® formulation, our IntelliCare® dispensers and our MoonBeam™ 3 UV disinfection technology.
Floor & Building Care Chemicals. We manufacture, source, market, sell and provide services for Floor and Building Care Chemicals. Our chemicals are offered in many different formats and tailored towards all segments and sizes of customers. Formats include ready-to-use chemicals as well as concentrates that are dispensed through portable and automated wall-mounted dosing and dilution control systems.
Our floor care products combine chemicals, tools, machines, and services to deliver cleaner, safer floors while lowering operational costs to maintain the floor. Key products include floor strippers, cleaners, maintainers, finishes, sealers, carpet care, concrete and stone care, and wood care. Many of our chemical formulas rely on Diversey-owned propriety polymer technology including our floor finish Signature® and use our patented Diamond floor polishing technology Twister™.
Our building care products are designed to enhance our customers’ experience by increasing productivity, safety and optimizing the total cost of ownership by reducing the usage of chemicals, water and labor at their sites. Key products include restroom cleaners, glass cleaners, general purpose cleaners, and air care. Many of our products rely on Diversey-owned propriety closed-loop chemical dispensing technologies including our patented The J-Fill® QuattroSelect® wall mounted system and our J-Flex™ / RTD® portable dilution technologies. In addition, many customers apply these chemicals and concentrates with Diversey-sourced and owned cleaning tools including our proprietary TASKI® Jonmaster workstations and trolleys, as well as other microfiber floor and surface tools and consumables.
Kitchen, Mechanical Warewash Chemicals and Machines. We manufacture, source, market, sell and provide services for kitchen and mechanical warewash solutions. Our products are designed to optimize our customer’s resource utilization and chemical efficiency as well as protect their brand in compliance with hygiene, safety and sustainability standards. Our products include a full range of ready-to-use and concentrated chemistry, available in many different sizes and packaging formats as well as dosing and dispensing systems that are either portable or wall mounted for spray, bucket and sink applications. Our products cover a complete range of applications and methods in kitchen cleaning and mechanical warewash for all sizes of customer sites. Many of our products rely on Diversey-owned patented chemistry formulas such as Suma® Dime or Suma Glass Protect, proprietary dosing and dispensing systems like Divermite® and DiverFlow®, as well as our proprietary connected dishwashing monitoring system IntelliDish®.
Laundry. We manufacture, source, market, sell and provide services for fabric care. Our solutions and application expertise are designed to enhance guest experience, extend linen life, improve hygiene, reduce operational costs and promote sustainability. Our product offerings consist of a full range of fabric care chemistries to support both on-premise and commercial laundry operations and are available in different packaging formats, including ready-to-use and concentrated solutions and correlating wall mounted dosing and dispensing systems. Many of our products rely on Diversey-owned patented chemistry formulas like Clax® Advance and Xcellence, for low and high temperature washing, as well as our proprietary IntelliLinnen® dispensing system which includes remote monitoring.
Dosing & Dispensing Equipment. We manufacture, market, sell and provide technical services for dosing and dispensing equipment for a wide variety of applications in all of our core businesses. Applications include dilution and dosing platforms for Infection Prevention, Building Care, Kitchen Care, Mechanical Warewash, Food & Beverage and Fabric Care, among others. Our product offering is designed to protect our customer’s brands, enhance the safety and sustainability profile of our chemicals while also optimizing productivity and operational costs for our customers. Many of our products rely on Diversey-owned propriety closed-loop chemical dispensing technologies including our proprietary Divermite® wall mounted systems, patented SmartDose® portable dosing system, as well as the Diversey owned SafePackTM technology.
Floor Care Machines. We manufacture, market, sell and provide services for floor care machines under the TASKI® brand. Products cover all indoor cleaning needs and are designed to enhance our customers’ efficiency and productivity in a large variety of floor cleaning tasks. Our product offering is tailored for all sizes of hard and soft floor types and consists of floor scrubber driers, wet and dry vacuums, single discs, sprayers, steam cleaners and carpet machines.
The TASKI® machines rely on many Diversey-owned patented and proprietary features and technologies including our intelligent squeegee design, our IntelliFlowTM speed dependent solution dosing, and the IntelliTrail® fleet management system, among others.
Food & Beverage (“F&B”) Segment
We believe we held the number one or number two market position in Europe, the Middle East and Africa, Latin America and Asia-Pacific based on net sales for 2020. Our Food & Beverage segment generated $634 million in Net Sales and $114 million in Adjusted EBITDA, which implies 18.1% Adjusted EBITDA margins for the year ended December 31, 2020.
Our Food & Beverage products are designed to maximize the hygiene, safety, and efficiency of our customers’ production and cleaning processes while minimizing their impact on the natural resources they consume. We offer a broad range of products, solutions, equipment and machines including chemical products, engineering and equipment solutions, knowledge-based services, training through our Diversey Hygiene Academy, and water treatment. We deliver these solutions to enhance food safety, operational excellence, and sustainability for customers in the Brewing, Beverage, Dairy, Processed Foods, Pharma, and Agriculture industries.
Our Food & Beverage segment's revenue base is also recurring and stable. Our Cleaning-In-Place (“CIP”) and Open Plant Systems integrate our chemicals, lubricants, floor care equipment, and cleaning and dispensing tools, while our highly skilled technical application experts help customers achieve production efficiencies through customized solutions that utilize our products. The highly integrated and customized nature of the resulting solutions drive operational efficiencies as well as high switching costs for our customers, leading to very high customer retention. The recent addition of water treatment solutions to our Food & Beverage segment also fulfills a longstanding customer need for a bundled solution and offers future opportunities for cross-selling.

The following charts set forth the percentage of net sales for our Food & Beverage segment by region and end market for the year ended December 31, 2020.
Key Food & Beverage products and services include:
Chemical Products.   We manufacture, source, market, sell and provide services for Food & Beverage chemicals. Our Food & Beverage solutions are designed to maximize the hygiene and efficiency of our customer’s production processes while minimizing their impact on the natural resources they consume. Our products consist of a full range of chemistry, equipment and expertise to enhance Food & Beverage manufacturing operations. Key solutions include cleaning-in-place systems, bottle care, conveyor lubrication, membrane cleaning, open plant cleaning, fogging systems, and farm hygiene. Many of our products rely on proprietary chemistry formulas and dosing and dispensing equipment, such as CIP systems which are designed to efficiently clean and disinfect our customers’ enclosed processing equipment, and Divo® BottleCare which increases the lifespan of our customers’ equipment and reduces their total glass consumption.
Engineering & Equipment Solutions.   We market, sell and provide engineering services for our Food & Beverage customers. Our solutions include complete hygiene centers for cold aseptic filling, automated external filler and conveyor cleaning, and centralized and de-centralized foam stations that help reduce overall cleaning times. We are able to respond quickly and efficiently to our customers’ engineering needs, offering full project management for the design and installation of hygiene and sanitation systems.
Knowledge-Based Services.   We market, sell and provide knowledge-based services ("KBS") to the Food & Beverage industry. Our KBS offering provides a holistic approach to constantly measure, monitor and improve operational efficiency and food safety throughout our customers’ operations. This offering also addresses key industry challenges related to productivity, water and energy usage, yield management, and food safety. KBS solutions offered are Diversey-owned and include Aquacheck, which is a site-tailored approach to water management, and Diversey-patented CIPTEC technology. which enables the efficiency of CIP to be determined and the hygiene verification of production lines to be completed.

Training.   We market, sell and provide training for the Food & Beverage industry. The Diversey Hygiene Academy is designed to provide e-learning for Food & Beverage manufacturing professionals. A wide range of proprietary courses are available in multiple languages and have been accredited by the Continuous Professional Development Certification Service.
Water Treatment.   We manufacture, market, sell and provide technical services for water treatment within Food & Beverage production facilities. Our products are designed to enhance both effectiveness and efficiency as well as reduce costs by combining Diversey chemicals and equipment with water treatment capabilities to provide a holistic approach to process water and production hygiene management in the Food & Beverage industry. Our products cover a wide range of Diversey-owned chemical and equipment solutions for asset, process and product protection, utility usage, water hygiene and regulatory compliance across heating and cooling systems, specialized Food & Beverage processes, and wastewater treatment.
Pharmaceutical & Agriculture.   We manufacture, market, sell and provide services for the Pharmaceutical and Agricultural markets. In addition to providing the necessary products, we partner with our customers to identify the unique ensure cleaning and disinfection procedures to address their needs and to ensure safe, sustainable and efficient pharmaceutical and agricultural production . Our product offering consists of a full range of chemistry, equipment and services. Many of our products rely on Diversey-owned proprietary chemistry formulas and patented dosing and dispensing equipment such as the Deosan® Dairy Farming.
Our Sustainability Strategy
Since our founding, sustainability has been core to everything we do. Our “Facilitators for Life” strategy is inherent to our business model and aims to innovate sustainable solutions for customers, protect and care for people, and improve the environment, resulting in a virtuous cycle of benefits for Diversey and all our stakeholders. By creating innovative, “win-win-win” solutions that benefit our customers, our employees, and the environment, we deliver more value to customers and are better positioned to grow. In recognition of our longstanding commitment to sustainability excellence, we received a Silver Sustainability Rating from Ecovadis in 2020, given to companies in the top 20% of Ecovadis’ rankings.
Sustainability is core to the value proposition we provide our customers. We partner with our customers to design solutions that enable them to meet their effectiveness, efficiency, and sustainability goals. Given how engrained our products and services are in our customers’ operations, we are in a position to help them improve their performance in almost all key environmental areas, including reducing water, transportation, energy, greenhouse gas, packaging, waste, and chemical usage, as well as helping them extend equipment and product life and improve chemical and employee safety.
An example of how we accomplish this is when we work with customers to optimize and standardize the amount of chemicals they use in their cleaning operations. Customers often struggle with optimal chemical-to-water ratios, or they lack the means to ensure dosing standards are precisely followed across their facilities. At the user level, this often leads to “over” or “under-dosing” and ultimately an inability to optimally clean, disinfect, or sanitize. Our innovative, end-to-end solutions ensure that the proper chemicals are used, the proper amount of water is used, and that the optimal dosing equipment and training are in place to suit our customers’ needs. This reduces resource usage, saves money, and helps us strengthen the value we can provide.
Select examples of customer impact include:
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We contractually committed to 20% savings on cleaning chemicals for a large contract caterer after evaluating the inefficiencies of their legacy program.

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We helped a large multinational retailer introduce concentrated cleaning products and increased logistics efficiency and labor savings that resulted in packaging and product waste reduction of 850 tons, reduced greenhouse gas emissions by 3 million kg CO2eq, and generated $20+ million of annual savings.

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We helped a leading facilities management customer reduce its water footprint across all countries and client sites through designing and implementing customized solutions that have resulted in a reduction in water footprint of 68.5 million liters, reduced electricity usage by 3.6 million kWh, and reduced greenhouse gas emissions by 2.7 million kg CO2eq.

Our comprehensive approach to sustainability is also reflected in our commitment to our own employees. We have set internal goals to eliminate recordable workplace injuries, train 100% of our employees on our Code of Conduct, and strengthen our community relations in the locations in which we operate. Protecting and caring for our people also means investing in their future. We believe in providing our employees with resources to help them develop leadership capabilities and advance their careers. We seek to maintain a company culture that fosters a true sense of purpose among our people that we believe will drive long-term success.
Finally, we lead by example by improving the environmental impact of our own operations. We have identified ambitious operational goals to continue to reduce and improve the impact we have on our planet by 2025. Key goals include, but are not limited to, a 10% reduction in energy intensity, greenhouse gas emission intensity, and waste to landfill, a 5% reduction in water use intensity, reducing our packaging footprint, and achieving 100% compliance with our Responsible Chemistry Policy.
As we look to the future, we believe sustainability will continue to grow in importance for our customers. We are investing heavily and are well positioned to support our customers’ growing needs in this area, and as we do so, we will have the opportunity to further embed ourselves in their operations and grow with them.
Our Market Opportunity
We believe that our customers, irrespective of their geography, size, or end market, understand the health, financial, and reputational risks associated with inadequate cleanliness and hygiene and, therefore, place significant value on our solutions. As such, we believe the large, global and diverse nature of the markets we serve provide attractive opportunities for profitable growth. We view our opportunity in terms of a Serviceable Addressable Market (“SAM”), which we believe we address today, and a Total Addressable Market (“TAM”), consisting of attractive adjacent market opportunities we are beginning to pursue that are in excess of our SAM.
Based on Arizton’s Disinfectant Sprays & Wipes Market Report 2020-2025 and Hand Sanitizer Market 2020-2025 reports, Kline’s Janitorial and Housekeeping Cleaning Products: US Market Analysis and Opportunities 2017 report, and Maia Research’s Global Industrial and Institutional Cleaning Products Market Research 2015 – 2027 report, as well as our own analysis, we estimate our SAM, consisting of the global cleaning and hygiene products and services economy, to be $32 billion as of 2019, inclusive of $26 billion for our Institutional market and $6 billion for our Food & Beverage market. These figures exclude sales and industry growth related to digital innovation/Internet of Clean® and cleaning machines for the hygiene and cleaning industry. Our TAM consists of adjacent cleaning and hygiene market opportunities that we are either in the early innings of penetrating or where we have developed products and services to begin penetrating. We estimate our TAM to be approximately $46 billion, including, but not limited to, adjacent market opportunities such as water treatment, consumer and residential wipes, UV disinfection, and food safety consulting representing an additional $14 billion to our SAM of $32 billion.
We believe that the recurring demand for consumable products and services, as well as broader secular demand tailwinds, have driven stable historical demand growth of approximately 3% per year across our SAM. We also believe that the COVID-19 pandemic has further increased standards for hygiene, infection prevention and cleaning, solidifying these trends. We have analyzed and estimated the key components of our SAM and believe our market opportunity will continue to grow over the long term at a rate of approximately 3% per year.
Additionally, we believe we are well-positioned across a number of specific market segments within our SAM that are growing faster than the market overall:
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Emerging Geographies.   We expect emerging economies, including the Asia Pacific and Latin America regions, to not only grow at a higher rate than the overall market, but also to experience even higher growth within their hygiene and cleaning markets as they modernize to western standards, a trend that has been further accelerated by COVID-19.

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Infection Prevention.   We believe the market for infection prevention products, across both commercial and personal use cases, will continue to experience growth in excess of our SAM overall. While COVID-19 has elevated global hygiene and cleaning standards, driving increased demand for infection prevention products, the global market for disinfectant sprays and wipes is expected to grow at approximately an 8% CAGR from 2019 through 2023, according to Arizton. We believe that given our offerings across these product groups, we are well-positioned to capitalize on this significant, growing market opportunity.
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Healthcare Sector.   We expect the overall healthcare sector to grow at approximately 5% within our SAM, driven by aging populations, increasing demand for healthcare services, and continued focus on cleaning and hygiene resulting from heightened quality standards intended to reduce incidences of healthcare acquired infections. We expect the shift to consumer-oriented, better quality care, and the impact of stricter regulatory compliance standards, will support above market growth within the sector.

While our SAM provides ample opportunity for sustained growth and market share gains across our core markets today, our TAM consists of additional adjacent market opportunities, which we are well-positioned to further penetrate. We categorize these adjacent market opportunities as those in which we already have products, services, and technology solutions deployed.
Key trends driving demand and increasing our TAM include:
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Heightened Focus across Infection Prevention and Hygiene.   We expect the COVID-19 pandemic to drive a permanent increase in hygiene intensity across all markets. Additionally, the high incidences of healthcare acquired infections continue to increase standards for infection prevention in the fast-growing healthcare sector.

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Continued Food Safety Measures.   Restaurants, food producers, and distributors are focused on combatting the rise and frequency of foodborne illnesses, particularly as the trend towards fast casual dining continues to grow.

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Increased Regulation.   Government regulations for food safety as well as changes in the regulatory environment continue to impact labeling and classification of chemicals.

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Global Sustainability.   Eco resource scarcity is a particular focus across nearly all business end-markets, where regulatory, corporate and governance initiatives increasingly drive the continued adoption of sustainable solutions. As such, organizations are becoming increasingly aware of “green cleaning”, which uses cleaning methods and products with environmentally friendly ingredients and procedures designed to preserve human health, minimize waste and improve environmental quality. We believe that customers will continue to seek our products and services to help them identify cost-saving inefficiencies and reduce the environmental impacts of their operations.

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Digital Innovation.   The shift toward the use of network-connected, physical devices embedded with electronics, software, sensors and actuators that collect and exchange data represents a growth opportunity across cleaning and hygiene categories as end-markets are highly motivated to leverage technologies to reduce costs and increase efficiency.

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Population Growth.   Increasing global population will drive growth in the need for food, beverage, agriculture, and healthcare needs over time, leading to positive secular dynamics for the food & beverage, grocery, and healthcare vertical markets.

Our Competitive Strengths
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Leading Market Position in Large and Growing Markets.   We are a recognized global brand and a leading provider of hygiene, infection prevention, and cleaning solutions with the number one or number two position in the key markets in which we operate.

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Rare Platform Offering Full Suite of Cleaning Chemicals, Services, and Machines.   Our comprehensive and differentiated solutions provide an end-to-end product portfolio that aligns with our customers’ mission critical priorities. As the only large-scale global provider of these solutions who also supplies cleaning machines, we are uniquely able to offer fully-integrated solutions to solve our customers’ specific challenges and become deeply embedded within our customers’ operations.

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Diverse Revenue Streams across Products, Customers and Geographies.   Our global operations serve more than 85,000 customers across a broad range of industries, and we have a significant presence throughout North America, EMEA and Emerging Markets.

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Continuous Innovation to Meet Customers’ Evolving Needs.   Innovation is at the core of everything we do. Our focus on both digital and portfolio innovation has made us a leader in the development of cutting-edge solutions and a sought after partner for our customers.

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Customized Solutions for the Most Sophisticated Customers, Resulting in High Retention and Resiliency.   We are a trusted advisor to those who require customizable solutions to provide their end consumers with total confidence and peace of mind, resulting in a 99% revenue retention rate for our top 100 customers in 2020 with ~84% of our customer relationships extending beyond ten years.

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Asset-Light Business Model with High Cash Flow Conversion.   Our business model is customer-centric and requires minimal capital expenditures, driving high Unlevered Cash Flow conversion of approximately 73% and strong, stable returns.

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Resilient Financial Model with Track Record of Consistent Performance.   Our diversified business model, broad exposure to a variety of attractive and stable end-markets, and flexible cost structure have enabled us to perform very well throughout varying economic cycles.

Our Growth Strategy
We believe that we have a clear and multifaceted growth strategy, the foundation of which has been set since our successful carve-out transaction from Sealed Air Corp. in 2017. We believe we are well positioned to accelerate and sustain growth and profitability over the long-term by executing on the following strategies:
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Capitalize on Institutional Market Recovery and Capture Above-Market Growth with New and Existing Customers.   Approximately 70% of our Institutional business has been negatively affected by COVID-19 and is predicted to recover to normalized levels. Despite the negative impact on many of the industries we serve, we saw growth across several end markets, including healthcare, due to the mission-critical nature of the solutions that we deliver. While we believe market recovery represents a tailwind for growth, we believe we have significant opportunities to further enhance growth by executing on the following strategies:

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Continue to Gain Share in Infection Prevention.   We estimate the market for infection prevention will grow at an approximately 8% compound annual growth rate from 2019 to 2023. Our hard surface disinfectants business has a proven history of market share gains in the healthcare sector and has grown significantly over the last six years. Following our recent acquisition of the intellectual property rights to the accelerated hydrogen peroxide technology of Virox (the ‘‘Virox IP Acquisition’’) and acquisition of Wypetech, we expect further growth across our Infection Prevention business.

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Scale Food Service Market Offerings.    Following two large new customer wins in 2018, we made significant investments to build a sales and service infrastructure in the North America Food Service market. Since 2018, we have onboarded over 15,000 new sites. The infrastructure we have already built allows us to further penetrate segments of the market with much greater levels of efficiency and profitability.

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Drive Commercial Excellence.   We have strengthened our commercial strategic capabilities significantly since 2017, and expect the recent reorganization of our sales and service functions and our increased use of customer analytics, sales training, and performance incentives to further bolster our leading market positions.

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Expand in Emerging Markets.   We have leading positions in key emerging markets that are growing in excess of the market in total. We see tangible opportunities in these markets to not only support the operations of our existing multi-national customers, but to also support the growing demand for infection prevention as sanitation requirements increase to developed-country standards.

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Focus on Global Strategic Accounts.   We are focused on expanding our share of wallet with GSAs. GSAs are growing faster than other players in their respective markets and require innovative, custom solutions to meet their sophisticated global standards. As one of only two players capable of innovative customer solutions serving GSAs, we believe we are well positioned to capture this opportunity.

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Continuously Innovate Across Products and Services.   Our innovation across chemicals, dosing and dispensing technology, and digital capabilities helps us continuously enhance our value proposition with new and existing customers.

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Leverage Existing Sector Leadership to Grow Share in the Food & Beverage Market.   We plan to target local and regional customers where we are well-positioned to win. Our focus is on geographies and end markets where we can leverage our exceptional talent, strong local supply, and robust service infrastructure to further increase our high relative market share.

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Cross-Sell Water Treatment Products and Services.   Water treatment is increasingly becoming a bundled solution with our core Food & Beverage product offerings. This represents a significant and identifiable opportunity within our existing customer base. Our new strategic partnership with a leading global water treatment company provides us with access to products and technology to cross-sell water and wastewater treatment solutions to our existing customers.

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Accelerate Digital Innovation.   We are focused on expanding our presence by leveraging our innovative and industry-leading digital capabilities. Providing digital tools and robotics to create differentiated value and meet the complex needs of our customers is core to our growth.

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Develop Sustainable Solutions.   We aim to leverage our history of innovation to stay at the forefront of the development of sustainable cleaning and hygiene solutions. Our sustainability-focused innovation platform allows us to provide our customers with cutting-edge solutions that help them to reduce water and energy use, as well as limit greenhouse gas emissions. We believe that our customers see the value in these innovations and that our focus on sustainability will continue to drive future growth.

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Achieve Full Margin Potential.   Our margins have improved approximately 330 basis points since 2018 and we see significant opportunity for additional margin expansion. In 2019 we instituted our Earnings Improvement Program which is an ongoing, regularly updated, continuous improvement process to engage the entire organization in identifying and implementing cost savings initiatives. We have also instituted enhanced pricing processes and implemented cost-savings initiatives to optimize our sourcing and supply chain capabilities.

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Execute on Accretive M&A.   We are a scale company operating in markets where the majority of our competitors are small, local or regional providers. Our ability to acquire and integrate other providers creates significant value for our company and our customers. We have executed six strategic acquisitions since 2017 and have identified a robust current pipeline to continue to drive accretive growth.

Our Business Operations
Manufacturing and Supply Chain Inputs.   We manufacture a diverse portfolio of finished goods utilizing a combination of internal manufacturing facilities and strategic contract manufacturing.
We maintain a global manufacturing network, operating 18 facilities on a global basis and one equipment plant, with five factories in North America, six factories in Europe, two factories in MEA, three factories in LATAM and two factories in APAC. Our facilities provide a strong base of owned and leased production facilities in established geographies and key emerging markets.
Our manufacturing strategy of both internal and external manufacturing enables a flexible and geographically effective supply chain network for our solutions. Contract manufacturing complements our internal manufacturing capabilities and supports our existing offerings as well as innovations and new product launches, while also allowing us to pursue an asset-light business model. We contract with approximately 25 large strategic contract manufacturers which we believe efficiently augment our global supply chain network with additional geographic coverage and production capabilities. In developed markets, we use these strategic contract manufacturers to leverage variable capacity for unique production capabilities. In emerging markets, contract manufacturers provide strategic capacity where we do not yet have critical mass. Where contract manufacturing is used, the production processes mirror those of our internal manufacturing plants to ensure quality control. In total, we also use approximately 350 third-party manufacturers for sourcing highly unique or specialty products included in our product portfolio.
Our primary raw material inputs include caustic soda, solvents, waxes, phosphates, surfactants, polymers and resins, chelates, fragrances and wipes substrate material, all of which are generally available from multiple suppliers. Our packaging purchases include bag-in-the-box containers, bottles, corrugated boxes, drums, pails, totes, aerosol cans, caps, triggers and valves. Our equipment and accessories purchases include dilution control equipment, warewashing and laundry equipment, floor care machines, air care dispensers, floor care applicators, mops, microfiber, buckets, carts and other items used in facility maintenance.
We have long-term relationships with an extensive network of suppliers. Supplier contracts are typically multiyear, with set pricing and renewal features built in and flexibility to adjust prices on the basis of underlying fluctuations in raw material costs. The majority of our critical raw material inputs are common to the industry and produced in all regions by multiple large, global suppliers, ensuring attractive input prices. We believe most components related to raw materials, equipment and accessories are readily available from multiple sources and to the extent possible, we offset higher costs of materials through pricing increases.
We generally operate on a yearly contracting cycle, using competitive RFP processes, e-auctions and open market events to select suppliers. Supply agreements are for the major part requirement-based, linked to demand in the annual operating plan, with no or minimal contingent liability, extending beyond 1-2 year standard agreement length.
Sales and Marketing.   We reach customers through a combination of direct sales channels (which represented approximately 80% of our net sales for the year ended December 31, 2020, including “ship-through” sales, which involve a distributor-facilitated fulfillment where the customer relationship is managed by Diversey) and distribution channels (which represented approximately 20% of sales for the year ended December 31, 2020). We employ a balanced marketing strategy with a strong, global direct sales force as well as a broad network of third-party distributors in key locations, whereas many of our competitors sell solely or primarily through third-party distributors. We believe that this hybrid sales approach differentiates us, as our direct-sales capability is highly valued by many of our customers given the increasing importance of hygiene, while our use of third-party distributors helps us optimize operations in a cost-effective manner.
Our manufacturing network is supported by a global customer facing team of approximately 5,700 sales, marketing technical service and customer service representatives. Our direct sales force manages relationships with our large global and regional customers while our third-party distributor partners enable us to reach end-users which would not be as efficient for us to serve on a direct basis. We have invested in extensive training for our direct sales force and the management of our distributor network, and we support our sales force with a deep bench of technical service representatives.
Our global strategic accounts help differentiate us from many of our competitors and are a source of significant market insight and growth through our “acquire, retain, and grow strategy”. Global strategic accounts help us build long-term contractual relationships, set standards of hygiene, infection prevention and cleaning, facilitate adoption of industry best practices, and provide a platform for local growth. In our Institutional business we have approximately 60 global strategic accounts (which represented approximately 20% of our net sales for the year ended December 31, 2020) and a robust pipeline of strategic accounts with projects under implementation and opportunities to win substantial incremental sales. Sales growth among our top 50 customers (based on 2020 net sales, including sales through distributors) during 2020 outpaced sales growth across the entire company over the same period.
Research and Development.   We maintain significant R&D capabilities to ensure we continue to remain an innovator and technological leader. We develop new products, applications, services, and processes while providing technical assistance to improve our customers’ operations. We are increasingly leveraging our digital capabilities in R&D, which we believe further differentiates us from our competitors.

Our value proposition is rooted in the integration of our proprietary technologies with our customers’ manufacturing and service delivery value chain. We have R&D and application support facilities in locations around the globe, including in North America, South America, Europe and Asia, to facilitate hands-on interaction with our customers.
Our R&D engineering personnel innovate through both internal creation and development as well as through identifying and integrating third-party resources and technologies. We maintain a robust pipeline of new product development projects, which are in various stages of discovery and development.
R&D expenses were $32.2 million for the year ended December 31, 2020.
Customers.   Our Institutional and Food & Beverage segments serve customers across a wide variety of stable and growing end-markets. We are one of only two global players with the capabilities to serve GSAs, which represents more than 20% of our revenues. Approximately 84% of our customer relationships exceed 10 years in length. We have minimal customer concentration and high customer diversity as our largest customer accounted for 2.0% of our net sales for the year ended December 31, 2020, while our top 10 and 50 customers represented 14% and 28% of our net sales over the same period, respectively. Our highly fragmented customer base adds to the stability of our revenue streams as activity across different customer groups is very diverse and independent of activity among other customer verticals.
Our end-users span a wide range of business verticals, including, among other, healthcare, food service, retail and grocery, educational institutions, food and beverage, building service contractors, cash and carry establishments, government institutions, industrial plants, and on-premises laundry.
Our customers value both the products we sell as well as our application expertise, deep industry process knowledge, and project engineering capabilities. These capabilities maximize product and operational efficiency for our customers, resulting in sticky relationships. Additionally, we provide customized solutions for customers which are integrated into their sites, encouraging mutual investment in infrastructure and expanding our value proposition, resulting in customer loyalty and retention.
Our Competition
In general, the markets in which we operate are led by two large companies (Diversey and Ecolab), with the rest of the market served by smaller entities focusing on more limited geographic regions or a smaller subset of products and services. Our business competes on the basis of its demonstrated value, technical expertise, innovation, chemical formulations, customer support, detection equipment, monitoring capabilities, and dosing and metering equipment. Given our scale and multinational reach, we are able to uniquely service GSAs and provide consistent, quality solutions across sites. We also differentiate from our competitors through our machines, as no other competitor offers an equivalent range of product and service offerings as well as machines, which allow us to provide our customers with end-to-end solutions.
Our scale provides a competitive benefit versus the smaller local or regional competitors providers as we are able to leverage our distribution network to service smaller customers in a cost-effective way.
Given the size and fragmented nature of the markets in which we operate, we do not currently have significant concern about our competition.
We believe that the fragmented nature of our markets, combined with our flexible go-to-market strategy and diverse product and solution set, should enable Diversey to grow organically and via M&A.
Our Intellectual Property
We strategically manage our portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property. Specifically, we rely upon trade secrets to protect the formulation of many of our chemical products, as well as our manufacturing processes. We own or have licenses under patents and trademarks which are used in connection with our business. Some of these patents or licenses cover significant product formulations and processes used to manufacture our products. As of December 31, 2020, we held 267 U.S. patents, 938 foreign patents and 49 U.S. and 152 foreign pending patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.
The trademarks of major products in each business are registered in key jurisdictions or licensed from third parties. Certain intellectual property is also protected by confidentiality agreements or other agreements with suppliers, employees and other third parties. In part, our success can be attributed to the existence and continued protection of these trademarks, patents and trade secrets.
The Diversey trademark and a select number of major sub-brands, including CLAX, SUMA and TASKI are material to our business. We own the Diversey and sub-brand trademarks as used in our business. While the Diversey mark and certain other assets in our intellectual property portfolio are important, we do not believe that our overall business is materially dependent on any individual trade name, trademark or patent.
Our Employees
As of December 31, 2020, we had approximately 8,500 employees worldwide, including full-time and part-time employees. Approximately 1,000 of these employees were in the U.S., and approximately 7,500 employees were outside the U.S. In various countries, certain of our employees are unionized and, where local law requires, participate in works councils. Our customer facing team is approximately 5,700 employees and includes sales, marketing, technical service and customer service representatives. We believe that our employee relations are satisfactory.
Our employees are at the heart of our mission and strategies, and to drive both, we focus on our culture.
Our Core Values.
Our culture starts, first and foremost, with our mission: “To protect and care for people through providing leading hygiene, infection prevention, and cleaning solutions.” Our mission unites and aligns our employees to serve a greater good in this world. This unity has been most evident during the recent global COVID-19 pandemic, as our employees have worked heroically to help protect and care for people around the world. In 2020, we reaffirmed the behaviors that we want Diversey to be known for as part of the way we work and hold each other accountable. Our behaviors are not empty words to be hung on a wall. The things we do, and the way we behave, define our culture. They empower us to deliver what we promise.
These behaviors are:
Inclusive.   A culture of collaboration. Diversey is a place that welcomes a wide range of thought from a wide range of people. People who feel comfortable coming to work and comfortable being themselves can achieve more. We hire and promote based on merit and develop talent within the organization. Our customers are not a single entity; thus, we can’t be an organization with just one way of thinking. Our culture is inclusive of ideas and people and is dedicated to the customer. Sharing information and best practices and keeping one another informed improves all that we do.
Customer driven.   Delighting customers is at the heart of our business. Diversey seeks to elevate the customer and their experience. Delighting them is the heart of what we do. We must engage with them to know how we can protect them; how we can take care of them; how we can help solve their problems.
Bias for Action.   Action unleashes our potential. Without action, achievement is impossible. Our process: consider, decide, and act. We plan and then we do. Diversey is rightly proud of its place as a thoughtful industry leader. Thoughts are a seed for action. We plan to do things, we do them at speed, and sometimes, with measured risk. Taking action requires us to adapt if we are to succeed.
Always improving.   Experience drives our improvement every day, and we are committed to continuously evolving. We believe that we can always find ways to improve. We take our experience, in the form of data and insights, and use it to drive customer satisfaction, revenue growth, and margins.
Accountable for results.   Results inform our actions. We are responsible for owning our results and we commit to understanding them, good or bad. We speak clearly and honestly about our accomplishments and advise each other on avoiding failure and replicating success. Being accountable for results is the end and beginning of everything we do.
Our Social Impact Initiatives
Diversey teams up with customers to forge socially responsible circularity. If you were searching for examples of what a circular economy looks like in practical fact, you couldn’t do better than three initiatives that illustrate Diversey’s long-standing commitment to sustainability.
Those programs are called Soap For Hope, Linens For Life, and Coffee Briques. The premise of each is the same: instead of hauling materials off to landfills when their intended useful life is at an end, we repurpose, or “upcycle,” them in ways that create economic and social value, particularly for people in need. In recognition of the value of these initiatives and their benefit to the community, the Company has been recognized through the 'Asia's Best Community Care Company of the Year' award.
We believe our mission, culture, and concern for social impact initiatives increases our employee engagement and ultimately leads to creating value and innovation for our employees, customers, and stakeholders.
Our Properties and Facilities
Our corporate headquarters are located at 1300 Altura Road, Suite 125, Fort Mill, South Carolina in a leased office of approximately 126,971 square feet. We and our operating subsidiaries own and lease a variety of facilities and properties, principally in Europe. The following chart identifies the number of owned and leased facilities and properties as well as aggregate approximate square footage by type, other than the corporate headquarters listed above, used by us as of December 31, 2020. We believe that these facilities and properties are generally in good operating condition and are adequate to meet anticipated business requirements.
Type of Facility or Property	Owned	Leased	Approximate Square Footage
Manufacturing	12	6	1,649,972
Office	5	99	1,363,835
Warehouse	1	39	1,191,525
Land	5	2	537,244
Storage	—	46	100,231
Service Center	1	18	91,959
Laboratory	1	4	70,250
Other	—	11	10,399
Total			5,015,415
Impact of COVID-19
The COVID-19 pandemic has had a meaningful impact on our business segments. In the second quarter of 2020, our Institutional segment saw a 42% decline in year over year core institutional sales due to the marked volume decline at restaurants, hotels, and entertainment facilities driven by COVID-related shutdowns. The negative impact on core Institutional demand was offset by substantial growth in our Infection Prevention products and services, fueled by increased demand for disinfecting and cleaning products across our Hard Surface and Personal Care portfolios. Despite significant disruption to many of our end markets, our business continued to perform well. While overall year-over-year revenues declined approximately 4% in the second quarter of 2020, revenues in the third quarter of 2020 rebounded and grew 2% compared to the year prior, reflecting the essential nature of our solutions and the resilience of our diversified business model.
In the long-term, we expect that our recent product enhancements, digital investments, and cost efficiencies will result in accelerated growth as the end markets most negatively impacted by the pandemic continue to normalize and return to pre-COVID levels. Moreover, we expect increased demand for our infection prevention products and services to endure. According to the Disinfectant Sprays & Wipes Market report by Arizton market research, our markets for infection prevention products and services represented a $2 billion global market in 2019 and is expected to grow at a compound annual growth rate of approximately 8% from 2019 to 2023. We believe the pandemic has resulted in higher disinfection standards and a fundamental shift in demand for our products, thereby permanently altering the landscape for health and hygiene solutions.
Environmental Matters, Health and Safety and Governmental Regulations
As a manufacturer, we are subject to many laws, rules, standards and regulations in the countries, jurisdictions and localities in which we operate. These cover: the safe procurement, processing, storage and use of chemical raw materials and parts for tools, equipment and packaging; the potential release of materials into the environment; standards for the treatment, storage and disposal of hazardous wastes; or otherwise relate to the protection of the environment. We review environmental, health and safety laws and regulations pertaining to our operations and believe that compliance with current environmental and workplace health and safety laws and regulations has not had a material effect on our capital expenditures or consolidated financial condition.
In some jurisdictions in which our products are sold or used, laws and regulations have been adopted or proposed that seek to regulate, among other things, minimum levels of recycled or reprocessed material and, more generally, the design for reuse of packaging materials. We maintain programs designed to comply with these laws and regulations and to closely monitor their evolution.
Various federal, state, local and foreign laws and regulations regulate our products and often require us to obtain pre-market approval of our products and comply with specified requirements. In the U.S., we must register our sanitizing and disinfecting products with the U.S. Environmental Protection Agency and products intended for controlling microbial growth on humans, animals and processed foods with the U.S. Food and Drug Administration. Such products are regulated in a similar way on European Union level with the European Chemical Agency or by member state competent authorities. Similar requirements exist in other countries such as China, Russia and South Korea. To date, the cost of complying with such product registration requirements has not had a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.
Legal Proceedings
We are party to routine legal proceedings that arise in the ordinary course of our businesses. We believe that none of the claims and complaints of which we are currently aware will, individually or in the aggregate, materially affect our businesses, financial position, or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claims or with respect to the occurrence of any future claims.

MANAGEMENT
Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who will serve as our executive officers and directors upon the completion of this offering.
Name	Age	Title
Philip Wieland	47	Chief Executive Officer and Director
Todd Herndon	55	Chief Financial Officer
Gaetano Redaelli	58	Chief Strategic Development Officer
Paul Budsworth	54	President, North America
Sinéad Kwant	48	President, Western Europe
Somer Gundogdu	51	President, Emerging Markets
Rudolf Verheul	58	Global President, Food & Beverage
Selim Bassoul	64	Director and Non-Executive Chairman
Robert Farkas	43	Director
Juan Figuereo	65	Director
Eric Foss	62	Director
Ken Hanau	55	Director
Susan Levine	53	Director
Jonathon Penn	34	Director
Michel Plantevin	64	Director
Philip Wieland joined us as interim Chief Executive Officer in January 2020 and became Chief Executive Officer in July 2020. Prior to joining the Company, Mr. Wieland served as an operating partner at Bain Capital Private Equity from January 2017 to June 2020, during which time he also served in leadership roles on secondment at Wittur and Zellis. Previously, Mr. Wieland served as the UK Chief Executive Officer of Brakes Group from January 2015 to December 2016 and Group Chief Financial Officer at Brakes Group from October 2011 to April 2016. Prior to that, Mr. Wieland held numerous executive roles within the foodservice and healthcare industries since 1999, including Group Chief Financial Officer of General Healthcare Group and in senior finance positions at BSkyB. Mr. Wieland is a qualified chartered accountant and earned a First Class degree in Mathematics from the University of Leeds in the United Kingdom. Mr. Wieland’s experience as Chief Executive Officer, and in executive roles at Brakes Group and across the foodservice and healthcare, generally, make him a valuable member of our board.
Todd Herndon joined Diversey as Chief Financial Officer in November 2019. Previously, Mr. Herndon served as Chief Financial Officer for Gardner Denver (now Ingersoll Rand) from November 2015 to February 2019. Prior to that he served three years as Chief Financial Officer for Capital Safety (now a part of 3M), and spent 23 years with SC Johnson, Johnson Wax, Johnson Diversey, and Diversey in various financial and general management roles. He holds a bachelor’s degree from Indiana University and an MBA from Marquette University.
Gaetano Redaelli has served as Chief Strategic Development Officer since September 2020 (and also as Interim President of the Greater China region from September 2020 through December 2020). Since joining the Company in 1988, Mr. Redealli has held a variety of roles in regional and global sales, marketing, corporate account management, strategic planning, and performance management, primarily in the food and beverage market. Prior to his current role, Mr. Redaelli served as the President of the European division and as Global President of the Professional division. Earlier in his career, Mr. Redaelli led global marketing, strategic planning and business operations as the Global Vice President of Food & Beverage from January 2015 to August 2017, and served as managing director for our businesses in Italy and UK & Ireland. Mr. Redaelli holds a Master degree in Marketing from Cranfield University UK and a doctorate in Food Science from Università degli Studi di Milano, Italy.
Paul Budsworth has served as our President, North America since 2015. During his more than 30 years of service with the company, Mr. Budsworth has held a series of progressively senior leadership roles in sales, marketing, and innovation across a number of regions, including Europe, Middle East, and Asia. Prior to his current role, Mr. Budsworth served as Vice President, South East Asia for Sealed Air Corporation between January 2012 and April 2013. Previous roles at Diversey include Global Innovation Leader, General Manager UK/Ireland, VP Food Service and Retail Europe, and VP Sealed Air South East Asia. Mr. Budsworth holds a Bachelor of Science in Mathematics and Management Science from Manchester University in the UK.
Sinéad Kwant joined Diversey as President Europe in September 2020. Ms. Kwant joined Diversey from Royal Philips N.V., where she had worked for thirteen years in increasingly senior executive roles, spanning sales to international marketing to successful global business group management, with a strong focus on employee engagement, coaching, and a passion for business transformation. Ms. Kwant most recently served as Executive Vice President, CEO of Philips’ Health & Wellness Business Group. She holds a Bachelor of Arts degree in International Marketing, German and French from Dublin City University: Ireland, and a post graduate Diploma in International Business from Tilburg University: The Netherlands.
Somer Gundogdu has most recently served as Diversey’s President of Emerging Markets since September 2020, in which he leads our Institutional market segment organizations across Eastern Europe, Middle East and Africa, South East Asia, and Australia and New Zealand. Prior to that, Mr. Gundogdu served as Diversey’s President of Global Accounts and Taski between June 2019 and September 2020, President, Europe, Middle East and Africa, from October 2018 and June 2019, and President, Middle East and Africa, between April 2015 and September 2018. Mr. Gundugdu spent over 25 years with SC Johnson, Unilever, Sealed Air Corporation and Diversey in a variety of increasingly senior leadership roles in research and development, supply chain, marketing, corporate account management, and general management. Immediately prior to his current role, Mr. Gundogdu served as President of Sealed Air Corporation’s and then Diversey’s Middle East and Africa region from April 2015. Mr. Gundogdu holds a Bachelor of Science degree in Chemical Engineering from Bogazici University, Istanbul and a Master of Business Administration from Virginia Tech.
Rudolf Verheul has served as the global President of our Food & Beverage division since October 2018, where he leads the Company’s food and beverage market sectors in North America, Europe, the Middle East, and Africa. Since joining the Company in 1986, Mr. Verheul has held a variety of professional and food & beverage roles in research, development, innovation, portfolio management and marketing. Previously, Mr. Verheul served as our global Vice President of Food & Beverage and Vice President of Food and Beverage, Europe. Mr. Verheul holds a Master’s degree in Physical and Colloid Chemistry from the University of Utrecht and in Chemical Technology from the University of Amsterdam.
Selim Bassoul, Director and Non-Executive Chairman. Selim Bassoul was the chief executive officer and chairman of the board of directors at The Middleby Corporation from January 2001 until his retirement in February 2019. Mr. Bassoul started working at The Middleby Corporation in January 1996. He has served as a Director and the Non-Executive Chairman of the board of directors of Six Flags Entertainment Corporation since February 2020. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Bachelor of Business Administration degree from the American University of Beirut. Mr. Bassoul is a valuable member of our Board because of his extensive experience in the foodservice industry.
Robert Farkas, Director. Mr. Farkas is an Operating Partner of Bain Capital Private Equity, where he has worked since September 2012. Prior to joining Bain Capital, Mr. Farkas served as an Associate Principal with McKinsey & Company, a global management consulting firm. Prior to McKinsey, he was a Product Design Engineer for Ford Motor Company. Mr. Farkas holds a Master of Business Administration from Harvard Business School, a Master of Science in Mechanical Engineering from the University of Michigan-Dearborn, and a Bachelor of Science in Mechanical Engineering from the University of Rochester. Mr. Farkas is a valuable member of our board because of his extensive experience in strategy development, commercial excellence, and operational transformation, as well as his perspective as a representative of our largest shareholder.
Juan R. Figuereo, Director. Juan Figuereo currently serves as a director and chair of the audit committee at Decker Brands, a global leader in designing, marketing, and distributing innovative footwear, apparel, and accessories, and also a director and member of the audit and finance & investments committees at Western

Alliance Bancorp. In addition, Mr. Figuereo was a director and chair of the audit committee at PVH Corp. from 2011 to 2020. Previously Mr. Figuereo served as the executive vice president and chief financial officer of Revlon, Inc., a manufacturer and marketer of beauty and personal care products from 2016 to 2017. Prior to that, Mr. Figuereo served in numerous executive financial roles and senior management positions at companies spanning across a broad range of the industry spectrum. Mr. Figuereo holds a Bachelor’s degree in Business Administration from Florida International University, in Miami. Mr. Figuereo is a valuable member of our Board and chair of our audit committee because of his extensive financial and general management roles and experience across several industry sectors.
Eric Foss, Director. Eric Foss has served as Chairman of the board of directors of Aramark Corporation, a Fortune 200 company, since February 2015, and served as its President and Chief Executive Officer from May 2012 until his retirement in August 2019. Previously, Mr. Foss served as the Chief Executive Officer of Pepsi Beverages Company and the Chairman and Chief Executive Officer of Pepsi Bottling Group. Mr. Foss also currently serves on the board of directors of Cigna Corp. He holds a Bachelor of Science degree in Marketing from Ball State University. Mr. Foss is a valuable member of our Board because of his extensive experience in the food, beverage and service industries and his executive roles in such industries.
Ken Hanau, Director. Mr. Hanau has served as a Managing Director of Bain Capital Private Equity since December 2015. Prior to that, Mr. Hanau served as the Managing Partner of 3i’s private equity business in North America. Mr. Hanau possesses over 25 years of experience investing in the industrial sector. Mr. Hanau holds a Master of Business Administration from Harvard Business School and a bachelor’s degree from Amherst College. Mr. Hanau is a valuable member of our board because of his extensive experience in the private equity industry analyzing, investing in and serving on the boards of directors of companies, as well as his perspective as a representative of our largest shareholder.
Susan Levine, Director. Ms. Levine has served as a Managing Director of Bain Capital Private Equity since January 2018 and has been with Bain Capital Private Equity since June 2006. Previously, Ms. Levine was a consultant with Bain & Company for eight years serving clients in the industrials, financial services and consumer areas. Ms. Levine also serves as a director of TI Fluid Systems, a leading global manufacturer of fluid storage, carrying and delivery systems. Ms. Levine holds a Master of Business Administration from Harvard Business School, a Master of Arts in Communications from the Annenberg School at the University of Pennsylvania, and a Bachelor of Science degree in International Affairs and Spanish from Georgetown University. Ms. Levine is a valuable member of our board because of her extensive experience supporting companies on organizational and talent priorities as the Head of Talent at Bain Capital, her service on the board of directors for a global public industrial company, as well as her perspective as a representative of our largest shareholder.
Jonathon Penn, Director. is a Principal of Bain Capital Private Equity, where he has worked since August 2010. Prior to that, Mr. Penn worked in the Mergers and Acquisitions advisory group at The Blackstone Group. Mr. Penn holds a Master of Business Administration from Harvard Business School and a bachelor’s degree from the University of Notre Dame. Mr. Penn is a valuable member of our board because of his experience in the private equity industry analyzing, investing in and serving on the boards of directors of companies, as well as his perspective as a representative of our largest shareholder.
Michel Plantevin, Director. Mr. Plantevin served as a Managing Director of Bain Capital Private Equity from April 2003 to December 2020. Previously, Mr. Plantevin served as a Managing Director of Goldman Sachs International in London, initially in the Investment Banking division, then in the Merchant Banking division (PIA). Prior to Goldman Sachs, he was a consultant with Bain & Company in London and later headed the Bain & Company Paris Office as a Managing Director. Mr. Plantevin holds a Master of Business Administration from Harvard Business School and a Master of Science degree in Engineering from the Ecole Supérieure d’ Electricité (Supélec) in France. Mr. Plantevin is a valuable member of our board because of his extensive experience in the private equity and investment banking industry analyzing, investing in and serving on the boards of directors of companies, as well as his perspective as a former representative of our largest shareholder.
Family Relationships
There are no family relationships between any of our executive officers or directors.

Corporate Governance
Board Composition and Director Independence
The listing standards of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. As described in the sub-section entitled “Board Committees”, we believe we meet these requirements.
We expect our board of directors will consist of nine persons immediately following the completion of this offering. We anticipate that, prior to our completion of this offering, the board of directors will determine that each of our non-employee directors meets the NASDAQ requirements to be an independent director. In making this determination, our board of directors will consider the relationships that each such non-employee director has with the Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including beneficial ownership of our ordinary shares.
Prior to the completion of this offering, we will enter into an Investor Rights Agreement with Bain Capital and certain other equityholders pursuant to which Bain Capital will have the right to nominate directors to our board of directors. In addition, for so long as Bain Capital beneficially owns at least 30% of the ordinary shares outstanding as of immediately following the completion of this offering, Bain Capital will be entitled to designate the Chairman of the board of directors. See “Certain Relationships and Related Party Transactions−Investor Rights Agreement-Nomination Rights” for description of Bain Capital’s nomination rights.
Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual general meetings of shareholders in 2022, 2023 and 2024, respectively. Mr. Wieland, Mr. Penn and Mr. Hanau will be assigned to Class I; Mr. Farkas, Ms. Levine and Mr. Plantevin will be assigned to Class II; and Mr. Bassoul, Mr. Figuereo and Mr. Foss will be assigned to Class III.. At each annual general meeting held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual general meetings will be necessary for shareholders to effect a change in a majority of the members of the board of directors.
After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of the Investor Rights Agreement. Each of our directors will serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.
Controlled Company Status
After completion of this offering, Bain Capital will continue to control a majority of our outstanding ordinary shares. As a result, we will be a “controlled company”. Under NASDAQ rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that, within one year of the date of the listing of our ordinary shares:
•
we have a board that is composed of a majority of “independent directors”, as defined under the rules of NASDAQ; and

•
we have a compensation, nominating and governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on these exemptions, as applicable. As a result, we may not have a majority of independent directors on our board of directors. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Board Committees
Our board of directors has an Audit Committee, a People Resources Committee and a Nominating and Governance Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Board Member	Audit Committee	People Resources Committee	Nominating and Governance Committee
Philip Wieland
Ken Hanau		☒
Eric Foss		☒	☒
Michel Plantevin			☒
Jonathon Penn	☒
Juan Figuereo	☒		☒
Selim Bassoul	☒	☒
Robert Farkas			☒
Susan Levine		☒
Pursuant to the Investor Rights Agreement, for so long as Bain Capital beneficially owns at least 30% of the ordinary shares outstanding as of immediately following the completion of this offering, Bain Capital will be entitled to designate a majority of the directors serving on each committee of the board, and for so long as Bain Capital is entitled to nominate at least one director to the board, it will be entitled to designate at least one director to serve on each committee.
Audit Committee
Following this offering, our Audit Committee will be composed of Mr. Figuereo, Mr. Bassoul, and Mr. Penn, with Mr. Figuereo serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and NASDAQ, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our board of directors will determine that Mr. Figuereo and Mr. Bassoul meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. We anticipate that, prior to our completion of this offering, our board of directors will determine that Mr. Figuereo is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NASDAQ . The Audit Committee’s responsibilities upon completion of this offering will include:
•
appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•
pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•
review our policies on risk assessment and risk management;

•
reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•
reviewing the adequacy of our internal control over financial reporting and disclosures;

•
establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•
recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•
monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•
preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•
reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•
reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

People Resources Committee
Following this offering, our People Resources Committee will remain composed of Mr. Bassoul, Mr. Foss, Mr. Hanau, and Ms. Levine, with Mr. Hanau serving as chair of the committee. We believe that each of the member of our People Resources Committee is independent under NASDAQ independence standards. The People Resources Committee’s responsibilities upon completion of this offering will include:
•
annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•
evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•
reviewing and approving the compensation of our other executive officers;

•
appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•
conducting the independence assessment outlined in NASDAQ rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•
annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

•
reviewing and establishing our overall management compensation, philosophy and policy;

•
overseeing and administering our compensation and similar plans, including benefits programs;

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reviewing and making recommendations to our board of directors with respect to director compensation;

•
reviewing significant human resources policies;

•
reviewing and monitoring corporate diversity, equity and inclusion programs; and

•
reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Governance Committee
Following this offering, our Nominating and Governance Committee will remain composed of Mr. Farkas, Mr. Figuereo, Mr. Foss, and Mr. Plantevin, with Mr. Foss serving as chair of the committee. We believe that each of the member of our Nominating and Governance Committee is independent under NASDAQ independence standard. The Nominating and Governance Committee's responsibilities upon completion of this offering include:
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developing and recommending to our board of directors criteria for board and committee membership;

•
developing and recommending to our board of directors best practices and corporate governance principles;

•
reviewing commitments to corporate responsibility and sustainability and overseeing political and charitable contributions;

•
developing and recommending to our board of directors a set of corporate governance guidelines; and

•
reviewing and recommending to our board of directors the functions, duties and compositions of the committees of our board of directors.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or People Resources Committee.
Code of Conduct
We have adopted a code of conduct for all employees, directors and officers and a Code of Ethics for Senior Financial Officers, specifically focusing on our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Upon the completion of this offering, our code of conduct and Code of Ethics for Senior Financial Officers will be available on our website at www.diversey.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein

EXECUTIVE COMPENSATION
Introduction
Throughout this section, we describe the material elements of compensation awarded to, earned by or paid to each of our named executive officers (or “NEOs”). We also describe the Company’s philosophy behind, and objectives for, executive compensation, as well as the manner in which the Company awards, and our NEOs earn, such compensation. This section is intended to supplement the data presented in the Summary Compensation Table and other compensation tables that follow. Except as otherwise indicated, the information in this section relates to the compensation of our NEOs, and the philosophies and objectives underlying our executive compensation policies, in respect of our fiscal year ended December 31, 2020 (“Fiscal 2020”).
The issuer is a holding company formed in connection with this offering, and prior to its formation, our business has been managed under the direction of the board of directors (the “Topco Board”) of our indirect parent entity, Constellation (BC) S.à r.l (“Topco”), and the executive officers of our operating subsidiaries, primarily, Diversey Limited, Diversey Europe Operations B.V. and Diversey, Inc. In contemplation of the completion of this offering, all of our executive officers identified as such in the section entitled “Management” included elsewhere in this prospectus were appointed to serve in the same capacities with the issuer as those in which they had served with our operating subsidiaries. However, none of such executive officers will become employees of the issuer. All of such executive officers will remain employees of the relevant operating subsidiaries in light of all such executive officers being residents of the relevant jurisdictions in which such operating subsidiaries are located.
The following table lists our NEOs for Fiscal 2020. Our group of NEOs consists of each of the individuals who served as our Chief Executive Officer or Chief Financial Officer at any time during Fiscal 2020 and our three other most highly compensated executive officers who were serving as executive officers as of the last day of Fiscal 2020, December 31, 2020.
Name	Principal Position
Philip Wieland(1)	Chief Executive Officer
Todd Herndon	Chief Financial Officer
Gaetano Redaelli	Chief Strategic Development Officer
Rudolf Verheul	Global President, Food & Beverage Division
Paul Budsworth	President, North America
Mark S. Burgess(2)	Former Chief Executive Officer

(1)
On January 9, 2020, Mr. Wieland became our interim Chief Executive Officer, the position in which he served until his appointment as our Chief Executive Officer on July 14, 2020.

(2)
On January 9, 2020, Mr. Burgess ceased to serve as our Chief Executive Officer, and on January 17, 2020, Mr. Burgess resigned from his employment with the Company. After his resignation, Mr. Burgess continued to serve on the Topco Board through December 15, 2020.

Our Compensation Philosophy and Objectives
Our philosophy is to align our executive compensation with the interests of our shareholders by ensuring our compensation decisions align with financial objectives that have a significant impact on long-term shareholder value. An important goal of our executive compensation program is to help ensure that we hire, engage and retain talented and experienced executives who are motivated to achieve or exceed our short-term and long-term corporate goals and feel true ownership for our success year over year. Our executive compensation program is designed to reinforce a strong pay-for-performance orientation and to serve the following purposes:
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to reward our NEOs for sustained financial and operating performance and strong leadership;

•
to align our NEOs’ interests with the interests of our shareholders; and

•
to encourage our successful NEOs to remain with us for the long term.

Prior to the offering, the key component of our executive compensation program was in the form of incentive equity that promoted indirect ownership in the business, aligned the interests of management with those of our primary shareholder, Bain Capital, and ensured a focus on long-term success. Each of our NEOs holds equity interests granted under our MEIP (as defined and described below).
We seek to ensure that each NEO’s base salary and target annual incentive rates are competitive with market, while maintaining an emphasis on variable pay, in order to appropriately retain and reward our NEOs for their commitment to us and for their achievements on our behalf. We believe that both the design of our executive compensation program and our compensation practices support our compensation philosophy. In preparation for the consummation of this offering, we have engaged an independent compensation consultant, Mercer, to work with us to evaluate our compensation philosophy and determine whether any adjustments are appropriate in order to take into account our status as a publicly traded company, and thereafter, our People Resources Committee will make such changes as it deems appropriate.
How Elements of Our Executive Compensation Program are Related to Each Other
The various components of our executive compensation program are related but distinct and are designed to emphasize “pay for performance,” with a significant portion of total compensation reflecting a risk aspect tied to achieving our long-term and short-term financial and strategic goals. Our compensation philosophy is designed to foster entrepreneurship at all levels of the organization and is focused on employee value and retention by making long-term, equity-based incentive opportunities a substantial component of our executive compensation. The appropriate level for each compensation component is based in part, but not exclusively, on internal equity and consistency, experience and responsibilities, as well as other relevant considerations, such as rewarding extraordinary performance and leadership qualities. Historically, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation; rather, we have focused on structuring overall compensation packages that serve the goals described above.
Fiscal 2020 Compensation Program
Process for Determining Compensation and Compensation Strategy
Historically, Bain Capital, together with select members of the Topco Board, and in consultation with our Chief Executive Officer and our Chief Human Resources Officer (but not, for the avoidance of doubt, with respect to their own compensation packages, for which Bain Capital and such select Topco Board members had sole responsibility), determined the compensation packages for our NEOs, including their base salaries, target annual incentive rates, actual annual incentive payouts and long-term equity-based incentives, based on the individual’s role within the Company, duties and responsibilities and experience and performance and delivery of results. We have not, however, specifically benchmarked the compensation of our NEOs to the compensation of executives in similar positions at companies within a defined peer group – rather, we have considered general market compensation data as part of our compensation setting process. During Fiscal 2020, we did not engage a compensation consultant in connection with the determination of, or recommendations for the compensation to be provided to, our NEOs.
As noted above, in making determinations with respect to the compensation of our executive officers, Bain Capital and the participating members of the Topco Board consider input from our Chief Executive Officer and our Chief Human Resources Officer, who provide insight on specific decisions and recommendations related to the compensation of executive officers other than themselves. We believe that the input of the Chief Executive Officer and Chief Human Resources Officer with respect to the assessment of individual performance and retention is a key component of the process.
Process for Determining Compensation and Compensation Strategy After Completion of the Offering
In connection with this offering, we are establishing a People Resources Committee that will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our NEOs. Neither our Chief Executive Officer nor our Chief Human Resources Officer will be a member of the People Resources Committee or otherwise directly responsible for the People Resources Committee’s decisions, but each will continue to be involved with compensation decisions after the completion of the offering by providing insight and recommendations to the People Resources Committee regarding compensation for the other NEOs.
The People Resources Committee will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and we expect that the People Resources Committee will work with our newly retained independent compensation consultant, Mercer, to evaluate the compensation of our Chief Executive Officer, our other senior executives, including our NEOs, and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company.
Elements of Executive Compensation for Fiscal 2020
We used three primary elements of compensation for our NEOs in Fiscal 2020: base salary, annual cash incentive awards and long-term equity compensation. Annual cash incentive awards and long-term equity compensation represent the performance-based elements of our compensation program. The performance goals tied to our annual cash incentive awards are flexible in application and may be tailored to meet our specific objectives. The amount of a specific NEO’s annual cash incentive award for a performance period is intended to reflect that NEO’s relative contribution to the Company in achieving or exceeding our annual goals, and the amount of an NEO’s long-term incentive compensation is intended to reflect the NEO’s expected contribution to the Company in achieving our long-term goals of driving an increase in our overall equity value for our stockholders.
Base Salaries
We pay each of our NEOs a base salary based on the experience, skills, knowledge and responsibilities required of such individual. We believe base salaries are an important element in our overall compensation program, as base salaries provide a fixed element of compensation that reflects each NEO’s job responsibilities and value to us. Base salaries for our NEOs are determined by Bain Capital, our Chief Executive Officer, our Chief Human Resources Officer and select members of the Topco Board, as described above.
The following table sets forth each NEO’s annual base salary rate for Fiscal 2020:
Name	Annual Base Salary Rate ($)
Philip Wieland	900,000
Todd Herndon	600,000
Gaetano Redaelli	375,529
Rudolf Verheul	371,247
Paul Budsworth(1)	322,560
Mark S. Burgess(2)	900,000

(1)
Mr. Budsworth's base salary rate increased from $315,000 to $322,560, effective July 1, 2020.

(2)
Mr. Burgess received his base salary through his transition date of January 17, 2020. Mr. Burgess also received certain other payments in connection with his transition, as described below.

Annual Cash Incentive Awards
2020 AIP
We designed the annual incentive program for Fiscal 2020 (the “2020 AIP”) in a manner intended to incentivize our senior executives, including our NEOs, and our other eligible employees to achieve our top business, financial and other goals. We reevaluate the terms of our annual incentive program each year to ensure that we are always incentivizing our current objectives, which may change from year to year to reflect our primary areas of accountability and drive the right focus. Through our 2020 AIP, we sought to provide a form of short-term cash compensation that is at risk and subject in all respects to achievement of the designated performance goals.
Each participating NEO’s 2020 AIP target opportunity was expressed as a percentage of the NEO’s base salary and is set forth in the table below. Mr. Burgess was not eligible for an award under the 2020 AIP and, as such, is not listed. Based on performance achievement, the participating NEOs could earn between 0% and 200% of their respective 2020 AIP target opportunities.
Name	2020 AIP Target (% of Base Salary)
Philip Wieland	100%
Todd Herndon	80%
Gaetano Redaelli	50%
Rudolf Verheul	50%
Paul Budsworth	50%
The performance metrics and weightings that applied to our NEOs (other than Messrs. Verheul, Redaelli and Budsworth) under the 2020 AIP are set forth in the table below and represent the performance metrics and weightings that apply under the global version of the 2020 AIP. The “Global Free Cash Flow” metric tracks our cash generation and is based on cash flow from operating activities less capital expenditures, debt principal payments, and cash proceeds from the securitization program. The “Adjusted EBITDA” metric tracks our earnings before interest, taxes, depreciation, amortization and other items and is indicative of our operating performance. For the definition of and additional information about our Adjusted EBITDA and a description of how Adjusted EBITDA is calculated, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — EBITDA and Adjusted EBITDA.”
(in millions, except percentages)		Goal Achievement Relative to Target			Funding Leverage (i.e., % Payout of Target)
Metric	Weighting	Threshold	Target	Maximum	Threshold	Target	Maximum
Global Free Cash Flow	30%	$0.00	$25.00	$50.00	0%	100%	200%
		90%	100%	110%
Adjusted EBITDA	70%	$337.5	$375.0	$412.5	0%	100%	200%
		90%	100%	110%
Mr. Redaelli participated in a hybrid version of the 2020 AIP that focused, in part, on the performance of the European region. Mr. Redaelli had the same Global Free Cash Flow targets as the other NEOs, but with respect to the Adjusted EBITDA component of his 2020 AIP opportunity, he was subject to both the global Adjusted EBITDA targets (weighted 75%) and the Adjusted EBITDA targets for the European region (weighted 25%), as follows: Threshold: 90% ($151.38M); Target: 100% ($168.20M); Maximum: 110% ($185.02M). The weightings for Mr. Redaelli’s performance metrics were the same as for the other NEOs.
Mr. Verheul participated in a targeted version of the 2020 AIP that focused on the performance of the Food and Beverage Division. Mr. Verheul had the same Global Free Cash Flow targets as the other NEOs, but his Adjusted EBITDA targets were based on the Adjusted EBITDA for the Food and Beverage Division, as follows: Threshold: 90% ($125.91M); Target: 100% ($139.90M); Maximum: 110% ($153.89M). The weightings for Mr. Verheul’s performance metrics were the same as for the other NEOs.
Mr. Budsworth participated in a targeted version of the 2020 AIP that focused on the performance of the North America region. Mr. Budsworth had the same Global Free Cash Flow targets as the other NEOs, but his Adjusted EBITDA targets were based on the Adjusted EBITDA for the North America region, as follows: Threshold: 90% ($106.11M); Target: 100% ($117.90M); Maximum: 110% ($129.69M). The weightings for Mr. Budsworth’s performance metrics were the same as for the other NEOs.
For Fiscal 2020, the Global Free Cash Flow metric was achieved at 152.1% of target, resulting in a payout of 152.13% of target; the global Adjusted EBITDA metric was achieved at 104.6% of target, resulting in a payout of 146% of target; the European Institutional region Adjusted EBITDA metric was achieved at 89% of target, resulting in a payout of 0% of target; the Global Food and Beverage Division Adjusted EBITDA metric was achieved at 111% of target, resulting in a payout of 200% of target; and the North American region Adjusted EBITDA metric was achieved at 150.4% of target, resulting in a payout of 200% of target. The resulting 2020 AIP payouts to our NEOs are as follows (with any numerical discrepancies due to rounding):
Name	2020 AIP Target ($)	Amount Payable for Global Free Cash Flow Achievement ($)	Amount Payable for EBITDA Achievement ($)	Individual Multiplier	Total Payout ($)
Philip Wieland	900,000	410,746	920,008	1.0	668,773(1)
Todd Herndon	480,000	219,065	490,671	1.0	709,736
Gaetano Redaelli	197,500	90,136	72,104	1.0	162,240
Rudolf Verheul	195,500	89,223	273,700	1.0	362,923
Paul Budsworth	161,500	73,706	226,100	1.16(2)	347,775

(1)
The amount of Mr. Wieland’s 2020 AIP award would have been $1,330,754, had he been employed by us for all of Fiscal 2020. The amount set forth above represents the pro-rated amount actually payable to Mr. Wieland.

(2)
The amount of Mr. Budsworth’s 2020 AIP award was enhanced by way of a “kicker” (i.e., the amount of his 2020 AIP award otherwise earned under the 2020 AIP was multiplied by 1.16) to reward him for extraordinary performance of the North America region during Fiscal 2020.

The 2020 AIP awards payable to our NEOs for Fiscal 2020 are reported in the Summary Compensation Table below, under the column “Non-Equity Incentive Plan Compensation,” and will be paid in April 2021.
Wieland Additional Fiscal 2020 Cash Incentive
In addition to participating in the 2020 AIP, Mr. Wieland also has a standalone cash incentive opportunity for Fiscal 2020 pursuant to his employment agreement, which provides for payment of an additional cash bonus (subject to the Company’s achievement of EBITDA equal to or greater than $375.00M) in an amount equal to the excess (if any) of (i) the sum of (A) $900,000, plus (B) the amount of his 2020 AIP award as determined by the Board (disregarding any proration for his partial year of employment in Fiscal 2020), over (ii) the sum of (A) the amount of base salary paid to Mr. Wieland during Fiscal 2020, plus (B) his prorated annual incentive bonus under the 2020 AIP plus (C) the base salary and cash bonus amounts actually paid or payable to him in respect of the 2020 calendar year from Bain Capital. In February 2021, the Topco Board determined that the EBITDA condition was satisfied, and that the amount of the additional cash bonus payable is $451,273.
Long-Term Equity Compensation
Under our equity-based management incentive plan (our “MEIP”), certain employees, directors and officers of the group (collectively, “MEIP Participants”) received indirect interests (“MEIP Shares”) in Topco, in the form of shares of Poolco, an entity incorporated for the purpose of pooling the MEIP Participants’ interests in Topco. The MEIP is governed by the terms of a securityholders’ agreement entered into by and among Topco, Poolco, Constellation and the MEIP Participants. The MEIP Shares allow the MEIP Participants to share in distributions made by Topco, subject to meeting certain financial hurdles tied to Bain Capital’s initial investment in Topco and to time vesting (generally over a four- or five-year period following the grant date). The specific entitlements allocated to each MEIP Participant were determined in light of such MEIP Participant’s position and level of responsibilities within the group and our owners’ overall management equity compensation philosophy.
Upon consummation of this offering, following the Reorganization Transactions, no MEIP Participant will hold any MEIP Shares, and each MEIP Participant will receive (i) vested ordinary shares with respect to MEIP Shares that were vested as of the consummation of this offering and (ii) restricted ordinary shares with respect to MEIP Shares that were unvested as of the consummation of this offering. The restricted ordinary shares will vest on the same terms and conditions as applied to the MEIP Shares to which they relate, subject to the acceleration provisions described below. All of the ordinary shares (whether vested or restricted) issued to all current employees and certain former employees in relation to the MEIP Shares will be subject to a lock-up restriction such that the legacy MEIP Participant cannot sell such ordinary shares (whether or not vested) until the second anniversary of the consummation of this offering, except under certain circumstances. In the case of those current employees at the Senior Leadership Team level and above, including our NEOs, a permissible sale during this two-year period (A) must be pursuant to a transaction in which Bain Capital is selling ordinary shares (a “Bain Sale”) and (B) cannot result in such legacy MEIP Participant selling shares at a faster rate than Bain Capital (measured on a pro rata basis and by reference to the number of ordinary shares (whether vested or restricted) held by the MEIP Participant and Bain Capital, respectively, as of immediately following consummation of this offering). Current employees below the Senior Leadership Team level, and certain former employees, are generally subject to similar restrictions but with certain exceptions, including that they will not be permitted to sell in the same transaction as Bain Capital but will be released from the lock-up restrictions and permitted to sell up to a pro rata number of shares subsequent to a Bain Sale. If, at the time of a Bain Sale, the total number of a MEIP Participant’s vested ordinary shares is less than the maximum number of ordinary shares that the MEIP Participant would be entitled to sell in the Bain Sale, a number of the MEIP Participant’s restricted ordinary shares will accelerate and vest, such that, after such vesting, the MEIP Participant holds a number of vested ordinary shares equal to such maximum.
Our NEOs will receive the following number of ordinary shares in respect of their MEIP Shares:
Name	Number of Vested Ordinary Shares	Number of Restricted Ordinary Shares
Philip Wieland	1,134,232	2,835,581
Todd Herndon	798,742	1,597,486
Gaetano Redaelli	251,115	167,411
Rudolf Verheul	158,565	105,710
Paul Budsworth	345,055	230,038
Mark S. Burgess	822,092	—
Retirement Benefits
We believe that providing retirement and welfare benefits as part of the total compensation package is necessary to ensure that we attract and retain a committed workforce.
For our U.S. employees, including certain of our NEOs, we maintain a 401(k) Plan, which is a tax-qualified retirement savings plan. The Company makes matching contributions of 100% on the first 6% of an employee’s eligible pay contributions (up to the annual compensation limits); matching contributions are 100% vested once made. At the end of each calendar year, the Company also may make a discretionary profit-sharing contribution for such calendar year, which typically is subject to vesting based on the employee’s length of continuous employment.
For employees outside of the U.S., we provide retirement benefits that are customary for, or required to be provided within, the relevant jurisdiction. Accordingly, certain of our foreign subsidiaries contribute to defined benefit pension plans, and our NEOs based outside of the U.S. participate therein.
We do not maintain any non-qualified deferred compensation plans.
Other Compensation
In addition to base salary, performance-based compensation and retirement benefits, we provide our U.S. employees with the following benefits, and our NEOs based in the U.S. are eligible for such benefits on the same basis as applies to our other eligible employees:
•
medical, dental and vision insurance;

•
health savings and flexible spending accounts;

•
paid time off, including vacation, personal holidays and sick days;

•
life insurance and supplemental life insurance; and

•
short-term and long-term disability insurance.

For employees outside of the U.S., we provide benefits that are customary for the relevant jurisdiction, and our NEOs, to the extent based abroad, are eligible for such benefits on the same basis as applies to our other eligible employees.
We offer limited perquisites and tax equalization benefits that are for business-related purposes or offered in connection with our NEOs serving on an international assignment. We also have provided relocation-related assistance to our NEOs as part of their onboarding with us.
Employment Agreements, Offer and Severance Letters and Separation and Transition Agreement
During Fiscal 2020, we were party to employment agreements with Messrs. Wieland and Herndon, a severance letter with Mr. Budsworth, offer letters with Messrs. Redaelli and Verheul and a separation and transition agreement with Mr. Burgess, in each case, the key terms of which are described below.
Philip Wieland
Mr. Wieland’s employment agreement provides for an employment term that commenced on July 14, 2020 and will continue until terminated upon either party’s prior written notice of not less than six months (which notice period shall not apply in the event of a termination by the Company for “cause” or by Mr. Wieland for “good reason” (as each is defined in his employment agreement and summarized below)) and generally describes his health, welfare and other employee benefits. Mr. Wieland’s employment agreement also sets forth the terms of an additional cash incentive opportunity he may earn for Fiscal 2020 (as described above within “—Elements of Executive Compensation for Fiscal 2020—Annual Cash Incentive Awards—Wieland Additional Fiscal 2020 Cash Incentive”), which is payable to Mr. Wieland in fiscal year 2021, unless Mr. Wieland is terminated by the Company for “cause” or resigns without “good reason,” in each case, prior to the payment date. Additionally, Mr. Wieland’s employment agreement provided for his MEIP award (which is described and discussed below) and certain co-invest opportunities.
Todd Herndon
Mr. Herndon’s employment agreement provides for an initial five-year employment term (which commenced on November 18, 2019), with automatic one-year extensions thereafter, unless either party provides notice of non-renewal at least 60 days prior to expiration of the term, and generally describes his health, welfare and other employee benefits. Mr. Herndon’s employment agreement also references his MEIP award (which is described and discussed below).
Further, Mr. Herndon’s employment agreement provides that he may maintain his primary residence in the Milwaukee, Wisconsin area and is not required to relocate to the Charlotte, North Carolina metropolitan area, but if he chooses to relocate notwithstanding, he will be entitled to participate in the Company’s relocation program; until May 18, 2020, Mr. Herndon was entitled to Company reimbursement for, on a fully tax grossed-up basis, his reasonable travel expenses incurred in traveling to and from his residence (limited to one round trip per week), provided that such expenses were incurred in accordance with, and reimbursable under, the Company’s travel policy then in effect. In Fiscal 2020, Mr. Herndon did not participate in the Company’s relocation program.
The following is a summary of the other material terms of each employment agreement:
Executive	Base Salary	Annual Incentive(1)	Severance(2)	Restrictive Covenants(3)
Philip Wieland Chief Executive Officer	$900,000	Target: 100% Maximum: 200% of Target	• An amount (which is inclusive of employee statutory redundancy pay	Yes

Executive	Base Salary	Annual Incentive(1)	Severance(2)	Restrictive Covenants(3)

and any payments or benefits in lieu of notice under UK law or our policies or practices) equal to the sum of his (i) base salary and (ii) target annual incentive opportunity, payable either in a lump sum or in ratable installments over the 12-month post-termination period

Todd Herndon Chief Financial Officer	$600,000	Target: 80% Maximum: 200% of Target
•
An amount equal to the sum of his (i) base salary and (ii) target annual incentive opportunity, payable in ratable installments over the 12-month post-termination period

•
12 months of Company-subsidized COBRA coverage (terminable earlier if he obtains other employment that offers group health benefits)

				Yes

(1)
Annual incentive target opportunity is expressed as a percentage of the NEO’s base salary. Mr. Wieland’s 2020 AIP opportunity will be prorated for Fiscal 2020 based on the number of days he was employed by the Company during Fiscal 2020.

(2)
Severance is due upon a termination of the NEO’s employment by the Company without “cause” (including due to the Company’s non-renewal of the employment term, in the case of Mr. Herndon) or by the NEO for “good reason” (each as defined in his employment agreement and summarized below).

Mr. Herndon’s severance entitlement is subject to his execution and non-revocation of a release of claims and continued compliance with his restrictive covenants (as described in note (3) to this table below). In addition to the amounts set forth above, Mr. Herndon would also be entitled to his accrued benefits and reimbursement of any unreimbursed business expenses.
Mr. Herndon’s employment agreement includes a “best-net” cutback provision that provides that, in the event any payments and/or benefits provided under the employment agreement or any other arrangement with us or our affiliates constitute “parachute payments” within the meaning of Code Section 280G, then such payments and/or benefits will either be (i) provided to Mr. Herndon in full or (ii) reduced to the extent necessary to avoid the excise tax imposed by Code Section 4999, whichever results in Mr. Herndon receiving a greater amount on an after-tax basis.
For Mr. Wieland, “cause” generally means any of the following with respect to Mr. Wieland: (i) guilt of gross misconduct or commission of any material or (after warning) repeated or continued breach or non-observance of his obligations to the Employer or to any member of the Group (each, as defined therein, and whether under the employment agreement or otherwise) or refusal or neglecting to comply with any reasonable and lawful directions of the Employer or the Board; (ii) guilt of any fraud or dishonesty or acting in a manner which, in the reasonable opinion of the Employer, brings or is likely to bring Mr. Wieland or the Employer or any member of the Group into disrepute or is materially adverse to the interests of the Employer or any member of the Group; (iii) being, in the reasonable opinion of the

Employer, grossly negligent and/or incompetent in the performance of his duties, or failing to perform his duties to a satisfactory standard (having previously been given written notice of such failure (whether by means of routine appraisal or otherwise) and a reasonable opportunity to improve); (iv) guilt of a serious breach of any principles, rules, regulations or policies or any corporate governance code or guidelines applicable to Mr. Wieland or the Employer or adopted by the Employer from time to time; (v) commission of any criminal offense (other than a motor vehicle offense for which a noncustodial penalty may be imposed); (vi) facilitation of tax evasion: (vii) being or becoming disqualified from holding any office which Mr. Wieland holds in the Employer or any member of the Group or resigning from such office without the prior written approval of the Board; (viii) failure to promptly report a notifiable data security breach of which Mr. Wieland is aware in accordance with the Group’s relevant policy then in place and legal obligations; (ix) becoming bankrupt or making any arrangement with or for the benefit of Mr. Wieland’s creditors or have a county court administration order made against him under the County Court Act of 1984; or (x) commission of a Material Breach (as defined therein, which includes a material breach by Mr. Wieland of (A) certain provisions of the employment agreement, (B) any non-compete, non-solicit, non-disparagement or confidentiality covenants in favor of any member of the Group or (C) the amended and restated securityholders’ agreement relating to Constellation (BC) S.à r.l., dated as of March 10, 2020).
For Mr. Wieland, “good reason” generally means any of the following occurring without his written consent: (i) reduction in base salary; (ii) reduction in target annual incentive opportunity; (iii) a material and adverse change in title, authority, or duties; or (iv) material breach by any member of the Group of any agreement between Mr. Wieland and such member of the Group. In order to resign for “good reason,” Mr. Wieland must provide written notice to the Company of the circumstances constituting grounds for “good reason” within 90 days of their first occurrence, at which time the Company will have 30 days to cure the circumstances. If the Company fails to cure within such 30-day period, Mr. Wieland must resign within 30 days after the end of the cure period or waive his right to resign for Good Reason on the basis of such circumstances.
For Mr. Herndon, “cause” generally means any of the following with respect to Mr. Herndon, subject to a five business day cure opportunity in the case of clauses (iv) through (vii): (i) gross negligence or willful misconduct in the performance of his duties; (ii) indictment for, conviction of or plea of guilty or no contest to (A) any felony or (B) any crime involving moral turpitude; (iii) commission of any willful act or omission involving theft or fraud with respect to us or our customers, suppliers or vendors; (iv) reporting to work intoxicated or under the influence or illegal drugs, or other willful conduct causing us public disgrace; (v) repeated failure to perform duties after written notice from our board; (vi) willful breach of fiduciary duty; or (vii) material breach of the employment agreement.
For Mr. Herndon, “good reason” generally means any of the following occurring without his written consent: (i) reduction in base salary; (ii) reduction in target annual incentive opportunity; (iii) a material and adverse change in title, authority duties, reporting or responsibilities; (iv) involuntary relocation of more than 50 miles; (v) material breach of a material provision of the employment agreement; or (vi) the failure of a successor to assume in writing (or by operation of law) the employment agreement upon consummation of a merger, sale or similar transaction. In order to resign for “good reason,” Mr. Herndon must provide written notice to the Company of the circumstances constituting grounds for “good reason” within 30 days of their first occurrence, at which time the Company will have 30 days to cure the circumstances. If the Company fails to cure within such 30-day period, Mr. Herndon must resign within 30 days after the end of the cure period or waive his right to resign for Good Reason on the basis of such circumstances.
(3)
Mr. Wieland’s employment agreement provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of inventions and (iii) non-competition and non-solicitation for 12 months following termination of employment (less any period of “garden leave”). Mr. Herndon’s employment agreement provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of inventions and (iii) non-competition and non-solicitation during employment and for 12 months following termination of employment.

Gaetano Redaelli and Rudolf Verheul
During Fiscal 2020, we were party to offer letters with Messrs. Redaelli and Verheul. The offer letters generally set forth their positions and initial compensation and benefit terms. The offer letters do not provide for severance, but Messrs. Redaelli and Verheul are entitled to severance in the event of a termination without “cause,” with Mr. Redaelli's severance determined pursuant to Italy's statutory severance rules (which entitle him to an amount equal to the sum of (i) 42 months of his base salary and (ii) his target annual incentive), and Mr. Verheul's severance determined pursuant to the negotiated arrangement with the local works council (which entitles him to an amount equal to the sum of (i) his base salary and (ii) average annual incentive paid for the three fiscal years immediately preceding his termination).
Paul Budsworth
During Fiscal 2020, we were also party to a severance letter with Mr. Budsworth, the key terms of which are described below.
Mr. Budsworth's severance letter provides that he is entitled to severance in the event that his employment is terminated by the Company other than for “cause” (not due to his death or disability), with “cause” not defined therein. Subject to his timely execution and non-revocation of a general release of claims, provision of reasonable transition services and compliance with restrictive covenants, Mr. Budsworth would receive severance in an amount equal to the sum of his then-current (i) base salary and (ii) target annual incentive, payable in ratable installments over the 12-month post termination period.
Mark Burgess
The following is a summary of the material terms of the separation and transition agreement entered into with Mr. Burgess on October 4, 2019.
Pursuant to his separation and transition agreement, Mr. Burgess ceased to serve as our Chief Executive Officer on January 9, 2020, and his last day of employment was on January 17, 2020. Although his separation and transition agreement provided that if he continued employment beyond January 9, 2020 in order to aid us with our transition between Chief Executive Officers, he would be paid at the rate of $225,000 per month (pro-rated for any partial months of service) until his last day of employment, we did not pay Mr. Burgess any additional compensation for his services between January 9, 2020 and January 17, 2020. Mr. Burgess was not entitled to any severance (including, without limitation, any Company-subsidized COBRA coverage) upon his resignation, but his separation and transition agreement entitled him to two special bonus payments in consideration of his performance of the transition services and continued compliance with his restrictive covenant obligations, as follows: (i) $60,000, to be paid promptly following his execution of the separation and transition agreement, and (ii) $285,000, to be paid promptly following his execution and non-revocation of a general release of claims; both of these bonuses were paid in 2019. The separation and transition agreement further provides that, in consideration for his continued service on the Topco Board following his separation, the Company will pay him $12,500 per quarter (pro-rated for any partial quarters of service), and he will receive equity compensation for his service, in the form of an award of MEIP Shares (which award is in addition to his initial MEIP award received in connection with his employment as our Chief Executive Officer). While we did not pay Mr. Burgess such cash retainer for his Topco Board service, and Mr. Burgess has not and will not receive this additional MEIP award, we did recently enter into a side letter with Mr. Burgess that provides him with the right to receive distributions in respect of an additional portion of his outstanding MEIP Shares equivalent to 25% of the time-based portion of the MEIP Share award contemplated in respect of his Topco Board service, as well as a $50,000 one-time cash bonus payable upon the earlier of the consummation of this offering and April 30, 2020. Also pursuant to the separation and transition agreement, in light of his continued relationship with us, Mr. Burgess agreed to invest $350,000 in securities of Topco. Mr. Burgess will also be subject to a two-year lock-up restriction, subject to certain exceptions. The separation and transition agreement fully replaced and superseded Mr. Burgess’ employment agreement, with the exception that all of the post-separation cooperation and restrictive covenant obligations survived in accordance with their terms, such that Mr. Burgess is subject to the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of inventions and (iii) non-competition and non-solicitation during employment and for 24 months following termination of employment.
Accounting Considerations
We consider the accounting impact reflected in our financial statements when establishing the amounts and forms of executive compensation. The forms of compensation that we select are intended to be cost-efficient.

Tax Considerations; Deductibility of Compensation; No Gross-Ups
Code Section 162(m)
We focus on long-term shareholder value when determining all elements of compensation. As a result, tax deductibility is not our only consideration in awarding compensation. Code Section 162(m) (or Section 162(m)) generally limits the tax deductibility of compensation paid by public companies to covered employees, such that a public company generally can take a tax deduction for up to $1 million worth of compensation paid to any given covered employee in any calendar year. Although our People Resources Committee will be mindful of the benefits of tax deductibility when determining executive compensation, our People Resources Committee may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers and will retain flexibility to design compensation programs that are in the long-term interests of the Company and our shareholders, with deductibility of compensation being one of a variety of considerations taken into account.
Code Section 280G
With respect to certain payments made or benefits provided to executives in connection with a change in control of a corporation that constitute “parachute payments” (as defined in Code Section 280G), Code Section 280G disallows a tax deduction for the payor with respect to, and Code Section 4999 imposes a 20% excise tax on the individual receiving, any such “parachute payments” that constitute “excess parachute payments” (as defined in Code Section 280G). Generally, such payments and benefits are in the nature of compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments and accelerated vesting and payouts in respect of awards under long-term incentive plans, including equity-based compensation. None of our NEOs is entitled to any gross-up with respect to any excise taxes that may be imposed under Code Section 4999, and, as noted above, Mr. Herndon’s employment agreement provides for a “best-net” cutback.
Compensation Risk Assessment
Once a publicly traded company, we will be subject to SEC rules regarding risk assessment. Those rules require a publicly traded company to determine whether any of its existing incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the Company. We do not believe that any of our incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the Company.
Compensation Programs Following This Offering
Prior to the consummation of this offering, we anticipate that our Board will adopt, and our shareholders will approve, the 2021 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of share options, share appreciation rights, restricted shares, restricted share units, bonus shares, dividend equivalents, other share-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of our shareholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but as the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.
Summary of the 2021 Omnibus Incentive Plan (“2021 Plan”)
Share Reserve
In connection with its approval by the Board and adoption by our shareholders, we will reserve 15,000,000 ordinary shares for issuance under the 2021 Plan. In addition, the following ordinary shares will again be available for grant or issuance under the 2021 Plan:

•
shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

•
shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued;

•
shares surrendered, cancelled or exchanged for cash; and

•
shares surrendered to pay the exercise price or withholding taxes associated with the award.

Administration
The 2021 Plan will be administered by our People Resources Committee. The People Resources Committee has the authority to construe and interpret the 2021 Plan, grant awards and make all other determinations necessary or advisable for the administration of the 2021 Plan. Awards under the 2021 Plan may be made subject to “performance conditions” and other terms.
Eligibility
Our employees, consultants and directors, and employees, consultants and directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The People Resources Committee will determine who will receive awards and the terms and conditions associated with such awards.
Term
The 2021 Plan will terminate 10 years from the date our Board approves the plan, unless it is terminated earlier by our Board.
Award Forms and Limitations
The 2021 Plan authorizes the award of share awards, performance awards and other cash-based awards. An aggregate of 15,000,000 ordinary shares will be available for issuance under awards granted pursuant to the 2021 Plan. For share options that are intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be           .
Share Options
The 2021 Plan provides for the grant of ISOs only to our employees. Nonqualified options may be granted to our employees, directors and consultants. The exercise price of each option to purchase ordinary shares must be at least equal to the fair market value of our ordinary shares on the date of grant. The exercise price of ISOs granted to 10% or more shareholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the People Resources Committee determines. The maximum term of options granted under the 2021 Plan is 10 years (five years in the case of ISOs granted to 10% or more shareholders).
Share Appreciation Rights
Share appreciation rights provide for a payment, or payments, in cash or ordinary shares, to the holder based upon the difference between the fair market value of our ordinary shares on the date of exercise and the stated exercise price of the share appreciation right. The exercise price must be at least equal to the fair market value of our ordinary shares on the date the share appreciation right is granted. Share appreciation rights may vest based on time or achievement of performance conditions, as determined by the People Resources Committee in its discretion.
Restricted Shares
The People Resources Committee may grant awards consisting of ordinary shares subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted share award will be determined by the People Resources Committee. Unless otherwise determined by the People Resources Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The People Resources Committee may condition the grant or vesting of restricted shares on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.
Performance Awards
A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in ordinary shares. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.
Other Cash-Based Awards
The People Resources Committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.
Additional Provisions
Awards granted under the 2021 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the People Resources Committee. Unless otherwise restricted by our People Resources Committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the participant only by the participant, the participant’s guardian or legal representative or a family member of the participant who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the participant only by the participant or the participant’s guardian or legal representative.
In the event of a change of control (as defined in the 2021 Plan), the People Resources Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the price per ordinary share paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised share options and share appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of shares and similar transactions.
Grants in Connection with This Offering
Upon consummation of this offering, we will make a one-time grant of restricted share units (“RSUs”) to certain of our employees, including our NEOs (other than Mr. Burgess). The RSUs granted to our NEOs will cliff-vest on December 31, 2023, generally subject to the relevant NEO’s continued employment through the applicable vesting date and the terms and conditions of the relevant award agreement. The number of RSUs to be granted to each of our NEOs (other than Mr. Burgess) is as follows:
Name	Number of RSUs
Philip Wieland	51,282
Todd Herndon	51,282
Gaetano Redaelli	12,821
Rudolf Verheul	51,282
Paul Budsworth	51,282

Compensation Tables
Summary Compensation Table
The table below sets forth the annual compensation awarded to or earned by our NEOs for Fiscal 2020:
Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Philip Wieland	2020	900,000	81,144,185	1,120,046	—	6,519	83,170,750
Chief Executive Officer
Todd Herndon	2020	600,000	—	709,736	—	14,709	1,324,445
Chief Financial Officer
Gaetano Redaelli	2020	375,529	—	162,240	—	516,116	1,053,885
Chief Strategic Development Officer
Rudolf Verheul	2020	371,247	—	362,923	232,952	42,631	1,009,753
Global President, Food & Beverage Division
Paul Budsworth	2020	317,780	—	347,775	—	21,000	686,555
President, North America
Mark S. Burgess	2020	37,500	—	—	—	17,100	54,600
Former Chief Executive Officer

(1)
The amounts in this column represent the actual base salaries earned by our NEOs for Fiscal 2020. Mr. Budsworth’s base salary rate increased from $315,000 to $322,560, effective July 1, 2020. The base salary rates for our other NEOs did not change in Fiscal 2020.

(2)
On July 16, 2020, Mr. Wieland received an award of 1,966,655 MEIP Shares. The MEIP Shares time vest as follows, subject to Mr. Wieland’s continued employment through the applicable vesting date: (i) 2/7ths on January 1, 2021; (ii) an additional 2/7ths on January 1, 2022; (iii) an additional 2/7ths on January 1, 2023; and (iv) the final 1/7th on July 1, 2023. As described above within “—Elements of Executive Compensation for Fiscal 2020 —Long-Term Equity Compensation”, all of the restricted ordinary shares and ordinary shares that will be issued to Mr. Wieland in respect to his MEIP Shares will be subject to a two-year lock-up restriction, subject to certain exceptions. The grant date fair value of Mr. Wieland’s MEIP Share award is equal to the product of (A) 1,966,655 and (B) $41.26, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2020. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(3)
The amounts in this column represent the annual cash incentive awards payable to our NEOs for Fiscal 2020. For Mr. Wieland only, the amount in this column also includes the additional cash incentive payable to him for Fiscal 2020, as described above within ‘‘—Elements of Executive Compensation for Fiscal 2020—Annual Cash Incentive Awards—Wieland Additional Fiscal 2020 Cash Incentive.’’ Mr. Burgess is not entitled to any annual cash incentive award for Fiscal 2020.

(4)
Mr. Redaelli participates in a defined benefit pension plan namely, Trattamento di Fine Rapporto, that has been frozen since 2007, and the change in present value for his account thereunder was -$154 for Fiscal 2020. Mr. Verheul participates in a defined benefit pension plan, namely, the Guarantee Pension Module of Pension Plan 2006 of Pension Fund Pensura, that has been frozen since 2010, and the change in present value for his account thereunder was $226,389 for Fiscal 2020. Mr. Verheul also participates in the Jubilee Plan that provides for a two month salary allowance at 40 years of service, and the change in present value for his account thereunder was $6,563 for Fiscal 2020. We used the average exchange rate for Fiscal 2020, as reported by the Federal Reserve Bank of New York, to convert these values from Euros into U.S. Dollars.

(5)
All other compensation for Fiscal 2020 includes the following:

Name	Global Mobility Expenses ($)(a)	Automobile Allowance($)(b)	401(k) Match ($)(c)	Retirement Contributions ($)(d)	Tax Equalization and Gross Up Payments ($)	Total ($)
Philip Wieland	—	6,519	—	—	—	6,519
Todd Herndon	—	—	14,709	—	—	14,709
Gaetano Redaelli	88,671	8,672	—	40,783	377,990(e)	516,116
Rudolf Verheul	—	18,484	—	24,147	—	42,631
Paul Budsworth	3,900	—	17,100	—	—	21,000
Mark S. Burgess	—	—	17,100	—	—	17,100

(a)
The amount in this column for Mr. Redaelli reflects the aggregate amount of payments made to Mr. Redaelli in connection with his overseas global assignment, which include payments in respect of the following: transportation allowance, cost of living adjustments, family assistance, housing, medical expenses, administrative fees, payment in respect of local income taxes, insurance and the like. These amounts were paid to Mr. Redaelli in Euros, and we used the average exchange rate for Fiscal 2020, as reported by the Federal Reserve Bank of New York, to convert such amounts into U.S. Dollars. The amount in this column for Mr. Budsworth represents payment for preparation of his foreign income tax filings, which are necessary in light of his overseas assignments.

(b)
The amounts in this column represent the automobile allowances that certain of our NEOs received in Fiscal 2020. Mr. Wieland’s automobile allowance was paid in Pounds Sterling, and the automobile allowances for Messrs. Redaelli and Verheul were paid in Euros. We used the applicable average exchange rates for Fiscal 2020, as reported by the Federal Reserve Bank of New York, to convert such amounts into U.S. Dollars.

(c)
The amounts in this column represent the matching contributions we made to the 401(k) retirement savings plan accounts of each of our NEOs based in the United States. Due to an administrative error, the amount of Mr. Herndon’s matching contribution was less than the maximum matching contribution amount permitted under our plan. We expect to contribute approximately $2,391 to Mr. Herndon’s 401(k) retirement savings plan account in the second quarter of fiscal year 2021 as a corrective action.

(d)
The amount in this column for (i) Mr. Redaelli represents our contributions on Mr. Redaelli's behalf to the Previndai statutory pension scheme (i.e., $8,215) and Azimut statutory pension scheme (i.e., $32,568) and (ii) Mr. Verheul represents our contributions to Mr. Verheul’s accounts under a multi-employer pension fund (i.e., $11,804), namely, Pension Plan of Industry-wide Pension Fund “BPF Schoonmaak,” and our pension fund (i.e., $12,343), namely, Investment Pension Module of Pension Plan 2006 of Pension Fund Pensura, for Fiscal 2020. We used the average exchange rate for Fiscal 2020, as reported by the Federal Reserve Bank of New York, to convert these values from Euros into U.S. Dollars.

(e)
This amount reflects the tax gross-up and tax equalization payments made to Mr. Redaelli in connection with his overseas global assignment.

Grants of Plan-Based Awards
The following table summarizes the 2020 AIP awards, as well as the MEIP Shares, granted to our NEOs during Fiscal 2020. All numbers have been rounded to the nearest whole dollar.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Philip Wieland	7/16/2020(2)	—	—	—	—	1,966,655	—	—
	—	0	900,000	1,800,000	—	—	—	—
Todd Herndon	—	0	480,000	960,000	—	—	—	—
Gaetano Redaelli…..	—	0	187,765	375,529	—	—	—	—
Rudolf Verheul	—	0	185,624	371,247	—	—	—	—
Paul Budsworth	—	0	159,390	318,780	—	—	—	—
Mark S. Burgess	—	—	—	—	—	—	—	—

(1)
As described above in “— Elements of Executive Compensation for Fiscal 2020 — Annual Cash Incentive Awards — 2020 AIP,” each of our NEOs (other than Mr. Burgess) participated in the 2020 AIP during Fiscal 2020. The 2020 AIP pays out at 0% of target for achievement of threshold performance, 100% of target for achievement of target performance and 200% of target for achievement of maximum performance. The actual amounts earned by our NEOs under the 2020 AIP are reported in the Summary Compensation Table above, under the "Non-Equity Incentive Compensation" column.

(2)
On July 16, 2020, Mr. Wieland received an award of 1,966,655 MEIP Shares. The number of MEIP Shares does not vary depending on the performance that is achieved. Rather, the amount of distributions made in respect of the MEIP Shares will vary depending on the growth in Topco’s equity value.

Outstanding Equity Awards at Fiscal Year End
The following table provides information with respect to our NEOs’ current unvested equity award holdings as of December 31, 2020. This table sets forth the MEIP Shares granted by Poolco to our NEOs. The vesting dates for each MEIP Share award are shown in the accompanying footnotes. The market values set forth below were determined by multiplying (i) the number of unvested MEIP Shares held by the relevant NEO by (ii) $41.26, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2020. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information. As described above within “— Elements of Executive Compensation for Fiscal 2020 — Long-Term Equity Compensation”, all of the restricted ordinary shares that will be issued to our NEOs in respect of their unvested MEIP Shares will be subject to a two-year lock-up restriction, subject to certain exceptions. None of our NEOs holds stock options.
	Equity Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Philip Wieland(1)	1,966,655	81,144,185
Todd Herndon(2)	780,419	32,200,088
Gaetano Redaelli(3)	112,380	4,636,799
Rudolf Verheul(4)	71,174	2,936,639
Paul Budsworth(5)	112,380	4,636,799
Mark S. Burgess(6)	—	—

(1)
On July 16, 2020, Mr. Wieland received an award of 1,966,655 MEIP Shares. The MEIP Shares time vest as follows, subject to Mr. Wieland’s continued employment through the applicable vesting date:

(i) 2/7ths on January 1, 2021; (ii) an additional 2/7ths on January 1, 2022; (iii) an additional 2/7ths on January 1, 2023; and (iv) the final 1/7th on July 1, 2023. As of December 31, 2020, all of Mr. Wieland’s MEIP Shares were unvested.
(2)
On December 6, 2019, Mr. Herndon received an award of 1,170,628 MEIP Shares. The MEIP Shares time vest in equal 33⅓% installments on each of the first three anniversaries of November 18, 2019, subject to Mr. Herndon’s continued employment through the applicable vesting date. As of December 31, 2020, 66⅔% of Mr. Herndon’s MEIP Shares were unvested.

(3)
On June 4, 2018, Mr. Redaelli received an award of 280,950 MEIP Shares. The MEIP Shares time vest in equal 20% installments on each of the first five anniversaries of September 6, 2017, subject to Mr. Redaelli’s continued employment through the applicable vesting date. As of December 31, 2020, 40% of Mr. Redaelli’s MEIP Shares were unvested.

(4)
On June 4, 2018, Mr. Verheul received an award of 177,935 MEIP Shares. The MEIP Shares time vest in equal 20% installments on each of the first five anniversaries of September 6, 2017, subject to Mr. Verheul’s continued employment through the applicable vesting date. As of December 31, 2020, 40% of Mr. Verheul’s MEIP Shares were unvested.

(5)
On June 4, 2018, Mr. Budsworth received an award of 280,950 MEIP Shares. The MEIP Shares time vest in equal 20% installments on each of the first five anniversaries of September 6, 2017, subject to Mr. Budsworth’s continued employment through the applicable vesting date. As of December 31, 2020, 40% of Mr. Budsworth’s MEIP Shares were unvested.

(6)
As of December 31, 2020, all of Mr. Burgess’ MEIP Shares were vested.

Equity Awards Vested
The following table provides information, on an aggregate basis, about equity awards that vested during Fiscal 2020 for each of our NEOs. As described above within “— Elements of Executive Compensation for Fiscal 2020 — Long-Term Equity Compensation”, all of the ordinary shares that will be issued to our NEOs in respect of their vested MEIP Shares will be subject to a two-year lock-up restriction, subject to certain exceptions.
	Equity Awards
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Philip Wieland(1)	—	—
Todd Herndon(2)	390,209	16,100,023
Gaetano Redaelli(3)	56,190	108,447
Rudolf Verheul(4)	35,587	68,683
Paul Budsworth(5)	56,190	108,447
Mark S. Burgess(6)	—	—

(1)
None of Mr. Wieland’s MEIP Shares vested in 2020.

(2)
On November 18, 2020, Mr. Herndon vested in 390,209 of his MEIP Shares (i.e., 33⅓% of the total number of MEIP Shares originally granted). The value realized on vesting amount was determined by multiplying (i) the number of MEIP Shares that vested by (ii) $41.26, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2020. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(3)
On September 6, 2020, Mr. Redaelli vested in 56,190 of his MEIP Shares (i.e., 20% of the total number of MEIP Shares originally granted). The value realized on vesting amount was determined by multiplying (i) the number of MEIP Shares that vested by (ii) $1.93, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2019. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(4)
On September 6, 2020, Mr. Verheul vested in 35,587 of his MEIP Shares (i.e., 20% of the total number of MEIP Shares originally granted). The value realized on vesting amount was determined by multiplying (i) the number of MEIP Shares that vested by (ii) $1.93, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2019. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(5)
On September 6, 2020, Mr. Budsworth vested in 56,190 of his MEIP Shares (i.e., 20% of the total number of MEIP Shares originally granted). The value realized on vesting amount was determined by multiplying (i) the number of MEIP Shares that vested by (ii) $1.93, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2019. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

(6)
None of Mr. Burgess' MEIP Shares vested in Fiscal 2020.

Pension Benefits
Name	Plan Name	Number of Years Credited of Service (#)	Present Value of Accumulated Benefit ($)
Gaetano Redaelli(1)	Trattamento di Fine Rapporto	32	16,691
Rudolf Verheul(2)	Guarantee Pension Module of Pension Plan 2006 of Pension Fund Pensura	25	2,002,611
	Jubilee Plan	35	50,343

(1)
The present value of Mr. Redaelli’s accumulated benefit as of December 31, 2020 was calculated in conformity with generally accepted accounting principles, based on the following assumptions: a discount rate of 0.40%, an account balance interest crediting rate of 2.18% and a retirement age of 68. We used the average exchange rate for Fiscal 2020, as reported by the Federal Reserve Bank of New York, to convert the value from Euros into U.S. Dollars.

(2)
The present values of Mr. Verheul’s accumulated benefits as of December 31, 2020 were calculated in conformity with generally accepted accounting principles, based on the following assumptions: (i) for the Guarantee Pension Module of Pension Plan 2006 of Pension Fund Pensura, a discount rate of 0.775%, indexation based on the pension fund's recovery plan and assumed long-term inflation of 2.00%, recent mortality rates and a retirement age of 67, and (ii) for the Jubilee Plan, a discount rate of 0.40% is applied, and in addition to an annual general wage increase of 2.50%, disability and turnover rates apply. We used the average exchange rate for Fiscal 2020, as reported by the Federal Reserve Bank of New York, to convert the values from Euros into U.S. Dollars.

Potential Payments Upon Termination or a Change in Control
The employment agreements with each of Messrs. Wieland and Herndon provide for severance in the event of a termination without “cause” or resignation for “good reason,” as described above.
Mr. Budsworth’s severance letter provides for severance in the event of a termination other than for “cause,” as described above.
Messrs. Redaelli and Verheul are entitled to severance in the event of a termination without “cause,” as set forth in the table below. Mr. Redaelli's severance amount reflects his entitlement under Italy's statutory severance rules, and Mr. Verheul's severance amount reflects his entitlement negotiated with the local works council.
We do not provide for special change in control benefits to our NEOs. Our only change in control arrangement, which applies to all other MEIP Shares holders, is accelerated vesting of the time-vesting MEIP Shares.

The following table sets forth the expected benefits to be received by each NEO in each of the noted termination scenarios. This table assumes a termination date of December 31, 2020, except where otherwise noted. For purposes of this table, “involuntary termination” means a termination without “cause”; provided, that, for Messrs. Wieland and Herndon, an “involuntary termination” also includes a resignation for “good reason.” The equity values were determined by multiplying (i) the number of unvested MEIP Shares held by the NEO as of December 31, 2020 by (ii) $41.26, which is the value per MEIP Share established by an independent third party valuation conducted as of December 31, 2020. See Note 19 — Share-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.
Name	Cash ($)	Equity ($)
Philip Wieland(1)
Involuntary termination	1,800,000	—
Change in control	—	81,144,185
Involuntary termination after change in control	1,800,000	—
Todd Herndon(2)
Involuntary termination	1,098,000	—
Change in control	—	32,200,088
Involuntary termination after change in control	1,098,000	—
Gaetano Redaelli(3)
Involuntary termination	1,502,116	—
Change in control	—	4,636,799
Involuntary termination after change in control	1,502,116	—
Rudolf Verheul(4)
Involuntary termination	460,725	—
Change in control	—	2,936,639
Involuntary termination after change in control	460,725	—
Paul Budsworth(5)
Involuntary termination	483,840	—
Change in control	—	4,636,799
Involuntary termination after change in control	483,840	—
Mark S. Burgess(6)
Actual termination on January 17, 2020	345,000	—

(1)
As described above, pursuant to his employment agreement, Mr. Wieland would receive an amount equal to the sum of his (i) base salary and (ii) target annual incentive

(2)
As described above, pursuant to his employment agreement, Mr. Herndon would receive (i) an amount equal to the sum of his (A) base salary and (B) target annual incentive opportunity and (ii) 12 months of Company-subsidized COBRA coverage (terminable earlier if he obtains other employment that offers group health benefits). For purposes of this disclosure, we have assumed that Mr. Herndon would receive all 12 months of Company-subsidized COBRA coverage, in the amount of $1,500 per month.

(3)
Upon Mr. Redaelli's involuntary termination without “cause,” he would receive an amount equal to the sum of (i) 42 months of his base salary and (ii) his target annual incentive.

(4)
Upon Mr. Verheul's involuntary termination without “cause,” he would receive an amount equal to the sum of his (i) base salary and (ii) average annual incentive paid for the three fiscal years immediately preceding his termination.

(5)
Upon Mr. Budsworth’s involuntary termination without “cause,” he would receive an amount equal to the sum of his (i) base salary and (ii) target annual incentive.

(6)
As described above, pursuant to his separation and transition agreement, Mr. Burgess received two special bonus payments (in the amounts of $60,000 and $285,000, respectively) in consideration of his performance of the transition services and continued compliance with his restrictive covenant obligations. These bonuses were paid to Mr. Burgess in 2019. Notwithstanding the terms of his separation and transition agreement, Mr. Burgess did not receive any equity-based benefits upon his termination. However, we recently entered into a side letter with Mr. Burgess that provides him with the right to receive distributions in respect of an additional portion of his outstanding MEIP Shares equivalent to 25% of the time-based portion of the MEIP Share award contemplated in respect of his Topco Board service.
Director Compensation
With respect to Fiscal 2020, none of our non-employee directors received any compensation for services as a director on our Board, which was only formed during our fiscal year ending December 31, 2020, or, with the exception of Mr. Burgess (who was party to a separation and transition agreement, as discussed above), was party to any contract with us.
With respect to non-employee director compensation following consummation of this offering, we will provide our non-employee directors with both cash- and equity-based compensation, as described below.
Our non-employee directors (other than our Non-Executive Chairman, whose compensation arrangement is discussed below) will be eligible to receive cash compensation for their service on our board of directors in the form of annual cash retainers (provided, that, in lieu of receiving such annual cash retainers, certain non-employee directors may elect to receive ordinary shares or Deferred RSUs (as defined below) of equivalent value). as set forth in the table below (with the annual cash retainers payable to our committee chairs incremental to the annual cash retainers payable to them for their service as directors), and annual grants of restricted share units with an aggregate grant date fair value of $125,000 (with a vesting schedule to be established by the People Resources Committee at the time of the grant).
Position	Annual Cash Retainer ($)	Annual RSU Grant ($)
Board Member (other than the Non-Executive Chairman)	90,000	125,000
Audit Committee Chair	25,000	—
People Resources and Nominating and Governance Committee Chairs	20,000	—
Our Non-Executive Chairman will receive total compensation in the amount of $395,000 per year, with such compensation payable in the form of: (i) for the first year following consummation of this offering, ordinary shares or fully-vested deferred restricted share units settled in ordinary shares (“Deferred RSUs”); and (ii) for subsequent years, up to $195,000 in the form of cash, with the amount of cash compensation determined at his election, and the balance in the form of ordinary shares or Deferred RSUs. Additionally, our Non-Executive Chairman has agreed to purchase shares in this offering equal to $2,000,000 at the initial public offering price per share, and upon or promptly following consummation of this offering, he will also receive a one-time grant of restricted share units settled in ordinary shares (the “IPO Grant”), with a grant date fair value of $1,000,000. The IPO Grant will vest in equal 25% installments on each of the first four anniversaries of the consummation of this offering, subject to the terms and conditions set forth in the corresponding grant agreement and the 2021 Plan. All vesting is subject to our Non-Executive Chairman's continued service with us in such role through the applicable vesting date; provided, that, unless our Non- Executive Chairman is terminated for “cause” or resign under circumstances where “cause” exists, vesting will continue following our Non-Executive Chairman's termination in accordance with the described schedule.
Pursuant to our share ownership guidelines established in connection with this offering, each non-employee director will be required to own ordinary shares valued at five times his or her annual cash retainer and will have five years from the date of his or her commencement of service on our board of directors within which to achieve such level of ownership.
Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the consummation of this offering. Our board of directors may revise the compensation arrangements for our directors from time to time.

PRINCIPAL SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our ordinary shares as of March 1, 2021, on a pro forma basis to give effect to the Reorganization Transactions, and as adjusted to reflect the sale of the ordinary shares in this offering, for
•
each person or group known to us who beneficially owns more than 5% of our ordinary shares immediately prior to this offering;

•
each of our directors and executive officers; and

•
all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on ordinary shares outstanding as of March 1, 2021, on a pro forma basis to give effect to the Reorganization Transactions. Each shareholder’s percentage ownership after the offering is based on ordinary shares outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to 6,923,077 additional ordinary shares.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options or restricted share units that are currently exercisable or exercisable within 60 days of March 1, 2021 are deemed to be outstanding and beneficially owned by the person holding the options or restricted share units. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.
Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 1300 Altura Road, Suite 125, Fort Mill, South Carolina, 29708.
	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
				Percentage	Percentage
5% Shareholders:
Bain Capital(1)	235,205,041	91.3%	235,205,041	77.4%	75.7%
Directors and Named Executive Officers:
Philip Wieland	1,689,518	*	1,689,518	*	*
Todd Herndon	1,222,537	*	1,222,537	*	*
Gaetano Redaeli	349,442	*	349,442	*	*
Paul Budsworth	506,067	*	506,067	*	*
Rudolf Verheul	205,610	*	205,610	*	*
Somer Gundogdu	370,671	*	370,671	*	*
Sinead Kwant	—	*	—	*	*
Ken Hanau	—	*	—	*	*
Eric Foss	280,675	*	280,675	*	*
Michel Plantevin	—	*	—	*	*
Juan Figuereo	—	*	—	*	*
Selim Bassoul	—	*	102,564	*	*
Directors and executive officers as a group (12 individuals)	4,624,520	1.8%	4,727,084	1.6%	1.5%

*
Represents beneficial ownership of less than 1%.

(1)
Represents 140,674,956 ordinary shares held by Bain Capital Fund XI, LP (“Fund XI”),

62,843,357 ordinary shares held by BCPE Diamond Cayman Holding Limited (“BCPE Diamond”), 28,450,933 ordinary shares held by BCIP Associates IV, LP (“BCIP IV”), 2,233,658 ordinary shares held by BCIP Associates IV-B, LP (“BCIP IV-B”), 920,217 ordinary shares held by BCIP Trust Associates IV, LP (“BCIP T IV”) and 81,920 ordinary shares held by BCIP Trust Associates IV-B, LP (“BCIP T IV-B” and, together with Fund XI, BCPE Diamond, BCIP IV, BCIP IV-B and BCIP T IV, collectively the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of Fund XI and BCPE Diamond and governs the investment strategy and decision-making process with respect to investments held by BCIP IV, BCIP IV-B, BCIP T IV and BCIP T IV-B. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the Bain Capital Entities has an address c/o Bain Capital Private Equity, L.P., 200 Clarendon Street, Boston, Massachusetts 02116.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies for Approval of Related Party Transactions
Prior to the completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:
•
the related person’s relationship to us and interest in the transaction;

•
the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•
the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•
the benefits to us of the proposed transaction;

•
if applicable, the availability of other sources of comparable products or services; and

•
an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.
Investor Rights Agreement
In connection with this offering, we expect to enter into an Investor Rights Agreement with Bain Capital and certain co-investors and members of management who hold ordinary shares. The following is a summary of certain registration rights and nomination rights under the Investor Rights Agreement, which summary is not intended to be complete. The following discussion is qualified in its entirety by the full text of the Investor Rights Agreement which is filed as an exhibit to the registration statement of which this prospectus is a part.
Registration Rights
Pursuant to the Investor Rights Agreement, Bain Capital will be entitled to certain customary demand registration rights which will enable it to require us to file a registration statement and otherwise assist with certain public offerings of our ordinary shares under the Securities Act. Bain Capital will be entitled to certain customary “piggy-back” registration rights in the event that we propose to register securities as part of a public offering. In addition, certain co-investors and members of our management will be entitled to certain customary “piggyback” registration rights in the event that Bain Capital or we propose to register securities as part of a public offering. The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an underwritten offering and our right to delay or withdraw a registration statement under certain circumstances.
All costs and expenses associated with any demand registration or “piggy-back” registration will be borne by us other than underwriting discounts, commissions and transfer taxes, if any. We will also be required to provide indemnification and contribution for the benefit of the selling shareholders in connection with any demand registration or “piggy-back” registration.
As a result of the lock-up restrictions described under “Shares Eligible for Future Sale — Lock-up Agreements,” the demand and incidental registration rights granted pursuant to the Investor Rights Agreement will not be exercisable, unless a waiver of the applicable lock-up restrictions is obtained, during the period of 180 days after the date of this prospectus.

Nomination Rights
Pursuant to the Investor Rights Agreement that will become effective prior to the completion of this offering, Bain Capital will have right to nominate to our board of directors: (i) a majority of the directors for so long as Bain Capital beneficially owns 40% or more of the total number of ordinary shares outstanding immediately following the completion of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total number of directors for so long as Bain Capital beneficially owns at least 30% and less than 40% of the total number of ordinary shares outstanding immediately following the completion of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total number of directors for so long as Bain Capital beneficially owns at least 20% and less than 30% of the total number of ordinary shares outstanding immediately following the completion of this offering; (iv) a number directors (rounded up to the nearest whole number) equal to 20% of the total number of directors (but not fewer than two directors) for so long as Bain Capital beneficially owns at least 10% and less than 20% of the total number of ordinary shares outstanding immediately following the completion of this offering; and (v) one director for so long as Bain Capital beneficially owns at least 2% and less than 10% of the total number of ordinary shares outstanding immediately following the completion of this offering. The Investor Rights Agreement will also provide that Bain Capital may assign such right to one of its affiliates.
In the event that any director nominated by Bain Capital resigns, is removed or is unable to serve for any reason prior to the expiration of his or her term as a director, then Bain Capital will be entitled to designate a replacement director to be appointed to the board as soon as reasonably practicable (regardless of Bain Capital’s beneficial ownership at the time of such vacancy), with such designee serving for the remainder of the term of the director being replaced.
In addition, for so long as Bain Capital beneficially owns at least 30% of the ordinary shares outstanding as of immediately following the completion of this offering, it will be entitled to designate the Chairman of the board of directors and a majority of the directors serving on each committee of the board. For so long as Bain Capital is entitled to nominate at least one director to the board, it will be entitled to designate at least one director to serve on each committee of the board.
The nomination and designation rights described above are subject to our compliance with the rules and regulations of NASDAQ and any applicable laws with respect to independent directors serving on our board or committees thereof.
Management Agreement
Since the 2017 Acquisition, we have been party to a Management Agreement with certain affiliates of Bain Capital (the “Manager”), pursuant to which the Manager provides us with general business consulting services; financial, managerial and operational advice; advisory and consulting services with respect to selection of advisors; advice in different fields; and financial and strategic planning and analysis.
Pursuant to the Management Agreement, the Manager is entitled to receive an aggregate annual fee equal to $7.5 million, plus reimbursement for out of pocket expenses incurred by the Manager or its affiliates in connection with the provision of services pursuant to the Management Agreement. The fee is payable on a quarterly basis in advance. The fee is further subject to adjustment in connection with acquisitions.
The Management Agreement provides that the Manager is entitled to receive fees in connection with certain subsequent financing, acquisition, disposition and change of control transactions of 1% of the gross transaction value of any such transaction. In addition, the Management Agreement provides that, upon our initial public offering, the Manager will be entitled to receive a one-time payment equal to five times the applicable annual management fee. The Management Agreement also provides customary exculpation and indemnification provisions in favor of the Manager in connection with the services they provide to us.
The Management Agreement will terminate pursuant to its terms upon the consummation of this offering, at which time we will pay the Manager a lump sum amount of $17.5 million. The indemnification and exculpation provisions in favor of the Manager will survive such termination.
Tax Receivable Agreement
In connection with this offering and the Reorganization Transactions, we expect to enter into the TRA with the TRA Recipients, including directors and executive officers. The following is a summary of certain material terms of the TRA, which summary is not intended to be complete. The following discussion is qualified in its entirety by the full text of the TRA which is filed as an exhibit to the registration statement of which this prospectus is a part.
Pursuant to the TRA, we will generally be required to pay to TRA Recipients 85% of the cash savings, if any, in (x) U.S. federal, state or local income tax, and (y) Dutch income tax, in each case, that we actually realize (or are deemed to realize in certain circumstances) as a result of the Pre-IPO Tax Assets (as defined in the TRA). Under the TRA, generally, we will retain the benefit of the remaining 15% of the applicable tax savings. In addition, the TRA will provide for interest, at a rate equal to LIBOR plus 300 basis points (subject to change if LIBOR is no longer a widely recognized benchmark rate), accrued from the due date (without extensions) of the IRS Form 1120 (or any successor form) for the U.S. members of the Company Group for the applicable taxable year until the date of payment specified by the TRA.
We expect the payments we will be required to make under the TRA will be substantial. If we were to elect to terminate the TRA immediately after this offering, we estimate that we would be required to pay $270.8 million in the aggregate under the TRA. To the extent that we are unable to make payments under the TRA, and such inability is a result of the terms of debt documents, such payments will be deferred and will accrue interest at a rate of LIBOR plus 300 basis points (subject to change if LIBOR is no longer a widely recognized benchmark rate) until paid. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements.
Loans to Directors and Executive Officers
Our subsidiary, Diamond (BC) B.V., made loans to certain of our directors and executive officers in connection with their investment in shares of Poolco. The loans were generally equal to the purchase price of the shares and/or the tax liability of the individual making the investment. The aggregate principal amount of the loan to our directors and executive officers, and interest rates on such loans, were as follows: Eric Foss - $178,394, with interest accruing at 0.41% per annum; Philip Wieland - $2,757,134, with interest accruing at 2.5% per annum; Rudolph Verheul - $242,660, with interest accruing at 5.0% per annum; Somer Gundodgu - approximately $305,215 (converted from Turkish Lira to U.S. dollars), with interest accruing at 15.0% per annum; Sinead Kwant - $220,733, with interest accruing at 8.0% per annum; and Gaetano Redaelli - $380,144, with interest accruing at a weighted average of 4.94% per annum. The loans matured upon the earlier of the eighth anniversary of the loan or the receipt of proceeds from a disposal of, or distribution in respect of, all of the relevant individual's Poolco shares.
Prior to the filing with the SEC of the registration statement of which this prospectus is a part, the loans issued to each of our directors and executive officers were repaid in full by either payment in cash, in the case of Mr. Foss, or in the case of the other individuals, by each such individual contributing to Constellation a number of Poolco shares having a value equal to (i) the outstanding principal amount of such individual's loan (plus accrued interest) plus (ii) the amount of such individual’s tax liability incurred in connection with the repayment transaction, in exchange for a cash payment, a portion of which was then used to repay the loan in full, including accrued interest. Upon such repayment, the loans were cancelled and extinguished in full.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following descriptions of our indebtedness are qualified in their entirety by reference to their respective governing documents which are filed as exhibits to the registration statement of which this prospectus is a part.
Senior Secured Credit Facilities
On September 6, 2017, Diamond (BC) B.V., as borrower (“Borrower”), and BCPE Diamond Netherlands TopCo B.V., (“Holdings”), entered into that certain Credit Agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent, letter of credit issuer and a lender, and the lending institutions from time to time party thereto (as amended, the “Credit Agreement”), providing for (i) a term loan facility (the “Term Loan Facility”) consisting of both a $900.0 million U.S. dollar-denominated tranche and a €970.0 million euro-denominated tranche (or $1,143.2 million using an exchange rate of €1.00=$1.18, based on a foreign currency forward contract to which we are a party that fixes the euro-to-dollar exchange rate at 1.18) of term loans (“Original Term Loans”) and (ii) a $250.0 million revolving credit facility (the “Revolving Credit Facility”, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). On June 23, 2020, Borrower entered into that certain Joinder Agreement and Amendment No. 1 with Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender (the “First Amendment”), providing for a new $150.0 million tranche of term loans under the Term Loan Facility, which is treated as a separate class of term loans (“New Term Loans”). The net proceeds from the Senior Secured Credit Facilities were used to finance a portion of the 2017 Acquisition.
The Term Loan Facility matures on September 6, 2024 and amortizes in equal quarterly installments in an aggregate annual amount equal to 1.0% of its original principal amount, subject to reduction in connection with debt repayments and debt buybacks.
The Revolving Credit Facility has a maturity date of September 6, 2022 (as expected to be amended pursuant to the Second Amendment (as defined below)) and provides for borrowings in U.S. dollars, Canadian dollars, Euros, British Pounds Sterling, Japanese Yen and Australian dollars, and other currencies to be mutually agreed.
As of December 31, 2020, we had $2,169.5 million of indebtedness outstanding under the Senior Secured Credit Facilities and $240.1 million of availability under the Revolving Credit Facility.
Guarantors and Security
The obligations under the Senior Secured Credit Facilities and, at our option, certain of our obligations under hedging arrangements and cash management arrangements, are guaranteed on a joint and several basis by Holdings and certain of our material wholly-owned restricted subsidiaries organized in the United States and certain other material jurisdictions, in each case to the extent permitted by applicable laws or regulations, and subject to certain other exceptions.
The obligations under Senior Secured Credit Facilities are secured by lien on substantially all of the assets of the Borrower and each of the subsidiary guarantors and a perfected pledge by Holdings of all of the Borrower’s capital stock.
Interest Rate and Fees
The Original Term Loans under the Term Loan Facility bear interest, at our option, at (1) the Adjusted LIBOR rate (as defined below) plus 3.00%, or EURIBOR, if applicable, plus 3.25% or (2) ABR (as defined below) plus 2.00%, in each case subject to a 25 basis point reduction upon achievement of a total net leverage ratio less than or equal to 4.75 to 1.00. The New Term Loans bear interest, at our option at (1) LIBOR, if applicable, plus 5.00% or (2) ABR plus 4.00%.
Borrowings under the Revolving Credit Facility bear interest, at our option, at (1) the Adjusted LIBOR rate plus 2.50% or (2) ABR plus 1.50%, in each case subject to a 12.5 basis point reduction upon achievement of a consolidated first lien net leverage ratio greater than 3.75 to 1.00 but less than or equal to

4.25 to 1.00 and a 25 basis point reduction upon achievement of a consolidated first lien net leverage ratio less than or equal to 3.75 to 1.00.
•
“ABR” means the higher of (i) the U.S. prime rate published in the Wall Street Journal from time to time, (ii) the federal funds effective rate, plus 1/2 of 1% and (iii) Adjusted LIBOR plus 1.00%;

•
“Adjusted LIBOR” means the greater of (i) the London interbank offered rate, adjusted for statutory reserve requirements and (ii) 0.00%; and

•
“EURIBOR” means the higher of (i) the rate per annum equal to the Banking Federation of the European Union EURIBO rate and (ii) 0.0%.

In addition, we are required to pay certain recurring fees with respect to the Senior Secured Credit Facilities, including fees on the aggregate principal amount of revolving commitments under the Revolving Credit Facility in effect on such day regardless of usage in the amount of 0.50% per annum (subject to stepdowns in certain cases) and to pay letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing banks.
Prepayments
We are required to prepay the Term Loan Facility with 100% of the net cash proceeds of certain issuances of indebtedness and 100% of the net cash proceeds of certain non-ordinary course asset sales and casualty and condemnation events, subject to certain exceptions.
Voluntary prepayments of the Term Loan Facility may be made at any time, subject to minimum prepayment amounts and customary notice periods, without premium or penalty, other than customary “breakage” costs, if applicable.
Amounts under the Revolving Credit Facility may be borrowed, repaid and re-borrowed to fund our working capital needs. No amounts under the Term Loan Facility, once repaid, may be re-borrowed.
Covenants and Events of Default
The Senior Secured Credit Facilities subject us to a number of covenants that restrict, subject to certain exceptions, the Borrower’s ability and the ability of its restricted subsidiaries, and solely with respect to (11) below, Holdings’ ability, to, among others: (1) incur additional indebtedness; (2) create liens; (3) effect mergers, liquidations, dissolutions and other fundamental changes; (4) sell and otherwise dispose of assets; (5) pay dividends and effect stock repurchases or redemptions of equity interests; (6) make acquisitions and investments; (7) make negative pledge clauses or place restrictions on our subsidiaries’ ability make distributions and other payments to us; (8) make voluntary prepayments, redemptions and repurchase of material payment subordinated debt; (9) amend certain terms in documents governing our indebtedness, including our subordinated debt; (10) engage in transactions with affiliates; and (11) maintain passive holding company status.
The Term Loan Facility is not subject to a financial covenant. The Revolving Credit Facility contains a springing financial covenant requiring compliance with a maximum ratio of consolidated first lien net indebtedness to consolidated EBITDA of 7.50 to 1.00. The financial covenant tested on the last day of any fiscal quarter only if the aggregate principal amount of borrowings under the Revolving Credit Facility and outstanding letters of credit (excluding issued and undrawn letters of credit) as of the last day of any such fiscal quarter exceeds 35% of the total amount of commitments under the Revolving Credit Facility on such date.
The Senior Secured Credit Facilities also contain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Secured Credit Facilities.
As of December 31, 2020, the Borrower and Holdings were in compliance with all covenants under the Credit Agreement.

Second Amendment to Credit Agreement
In connection with this offering, the Borrower expects to enter into a Joinder and Amendment No. 2 to the Credit Agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent and the other lenders party thereto (the “Second Amendment”), which amendment will provide for (i) an incremental $200 million of revolving loan commitments under the Revolving Credit Facility, which will be treated as the same as the existing class of revolving loans (“New Revolving Loans”) and (ii) extension of the Revolving Credit Facility maturity date to the fifth anniversary of the closing of the Second Amendment, provided that the Revolving Credit Facility shall mature on June 6, 2024 (the “Springing Maturity Date”), if as of the Springing Maturity Date more than $500 million of the aggregate principal amount of the Term Loans due on September 6, 2024 remain outstanding and have not been extended, modified, renewed, replaced, refunded or refinanced with indebtedness with a scheduled maturity date of no earlier than three months after the fifth anniversary of the closing of the Second Amendment.
5.625% Senior Notes Due 2025
The Borrower issued €450,000,000 aggregate principal amount of 5.625% Senior Notes due 2025 (the “Senior Notes”) under an indenture, dated as of August 8, 2017, among itself, the guarantors party thereto and Wilmington Trust, National Association, as trustee. The Senior Notes mature on August 15, 2025, and interest is payable semi-annually in arrears on February 15 and August 15 of each year. The net proceeds from the sale of the Senior Notes were used to finance a portion of the 2017 Acquisition.
Guarantees
The Senior Notes are fully and unconditionally guaranteed (the “Note Guarantees”), jointly and severally, on a senior unsecured basis by Holdings and the Borrower’s existing and subsequently acquired or organized direct or indirect material wholly-owned restricted subsidiaries that guarantee indebtedness under the Senior Secured Credit Facilities, subject to certain exceptions (collectively with Holdings, the “Note Guarantors”).
The Senior Notes are general senior unsecured obligations of the Borrower and the Note Guarantees are general senior unsecured obligations of each Note Guarantor, and the Senior Notes and Notes Guarantees rank equally in right of payment with all of the Borrower’s and each Note Guarantor’s existing and future senior indebtedness, respectively.
The Senior Notes and the Note Guarantees rank senior in right of payment to all of the Borrower’s and each Note Guarantor’s existing and future indebtedness and other obligations that expressly provide for their subordination to the Senior Notes or the Note Guarantees. The Senior Notes and the Note Guarantees are effectively subordinated to all of the Borrower’s and each Note Guarantor’s existing and future secured indebtedness, including obligations under the Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness. The Senior Notes and the Note Guarantees are also structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of any of our existing and future subsidiaries that do not guarantee the Senior Notes.
Optional Redemption and Change of Control Offers
The Borrower may on one or more occasions redeem the Senior Notes in whole or in part, at its option, during any 12-month period beginning on August 15 of each year starting August 15, 2020, at a redemption price equal to (1) 102.813% of the principal amount if such redemption occurs during the period from August 15, 2020 to August 14, 2021, (2) 101.406% of the principal amount if such redemption occurs during the period from August 15, 2021 to August 14, 2022 and (3) 100.000% of the principal amount if such redemption occurs on or after August 15, 2022, in each case, plus accrued and unpaid interest, if any, to, but excluding, the applicable date of redemption.
Upon the occurrence of certain events constituting a change of control, the Borrower is required to make an offer to repurchase all of the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Covenants
The indenture governing the Senior Notes contain covenants that limit the ability of the Borrower and its restricted subsidiaries, to, among others: (1) incur additional indebtedness or issue certain preferred shares; (2) incur certain liens; (3) make certain distributions, dividends, investments and other restricted payments; (4) engage in certain transactions with affiliates; (5) enter into agreements that restrict the ability of subsidiaries to make dividends or other payments to the Borrower; and (6) merge or consolidate or sell, transfer, lease or otherwise dispose of all or substantially all of our assets.
As of December 31, 2020, the Borrower and Holdings were in compliance with all covenants under the Indenture.

DESCRIPTION OF SHARE CAPITAL
In connection with this offering, we will amend and restate our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. Material provisions of our memorandum and articles of association and relevant sections of Cayman Islands law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.
General
As of December 31, 2020, our authorized share capital consisted of 5,000,000 ordinary shares, each with a par value of $0.001 per share, of which one ordinary share was issued and outstanding. Upon completion of the Reorganization Transactions and the effectiveness of our amended and restated memorandum and articles of associations, our authorized share capital will consist of $120,000, comprised of 1,000,000,000 ordinary shares, each with a par value of $0.0001, and 200,000,000 preferred shares, each with a par value of $0.0001. As of December 31, 2020, on a pro forma basis giving effect to the Reorganization Transactions, 257,663,213 ordinary shares were issued and outstanding. Diversey Holdings, Ltd. was incorporated in the Cayman Islands on November 3, 2020 with registered number 367679. Our affairs are governed by our memorandum and articles of association and the Companies Act and the common law of the Cayman Islands.
Upon the completion of this offering, based on the number of ordinary shares outstanding as of December 31, 2020, on a pro forma basis giving effect to the Reorganization Transactions, we will have 303,817,059 ordinary shares issued and outstanding, after giving effect to the issuance of ordinary shares in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.
Ordinary Shares
Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.
There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.
Preferred Shares
Pursuant to our articles of association to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:
•
impairing dividend rights of our ordinary shares;

•
diluting the voting power of our ordinary shares;

•
impairing the liquidation rights of our ordinary shares; and

•
delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.
Limitations on the Right to Own or Vote Shares
As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.
Limitations on Transfer of Shares
Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.
Disclosure of Shareholder Ownership
There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.
Changes in Share Capital
We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company:
•
consolidate our share capital into shares of larger par value than our existing shares;

•
sub-divide our share capital into shares of smaller par value;

•
divide our shares into multiple classes; and

•
cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Island Companies Act.
Business Opportunities
Our articles of association, to the maximum extent permitted from time to time by Cayman Islands law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to Bain Capital, its affiliates or any of its directors, partners, principals, officers, members, manager and/or employees who is also a director or officer (“Exempted Persons”) other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director or officer.
Our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, none of the Exempted Persons, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates are presently engaged or propose to engage or (2) otherwise competing with us or our affiliates. In addition, our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, in the event that any Exempted Person or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Our articles of association provide that, our articles of association may only be amended with the consent of Bain Capital, for so long as Bain Capital beneficially owns at least 20% of the voting power of our outstanding shares.
Material Differences in Corporate Law
The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.
	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation	Memorandum of Association
	Bylaws	Articles of Association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.
As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:
•
a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•
a duty not to personally profit from opportunities that arise from the office of director;

•
a duty of trusteeship of the company’s assets;

•
a duty to avoid conflicts of interest; and

•
a duty to exercise powers for the purpose for which such

	Delaware	Cayman Islands
powers were conferred.
A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, Cayman Islands law permits the duty to avoid conflicts of interest to be modified by a company’s articles of association.
Limitations on Personal Liability of Directors
Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.
Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.
The Companies Act of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.
Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud, willful deceit, or dishonesty.

	Delaware	Cayman Islands
Interested Directors	Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.
Voting Requirements
The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.
In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.
The Companies Act of the Cayman Islands requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of

	Delaware	Cayman Islands

shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders.
In addition, our articles of association may only be amended with the consent of Bain Capital for so long as Bain Capital beneficially owns at least 20% of the voting power of our outstanding shares.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	The Companies Act of the Cayman Islands defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in person or by proxy.
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. These provisions will not apply to nominations by Bain Capital pursuant to the terms of the Investor Rights Agreement. Our articles of association also

	Delaware	Cayman Islands
provide that shareholders may only remove directors for cause and with a special resolution of two-thirds. Under our articles of association and subject to the Investor Rights Agreement, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office.
Mergers and Similar Arrangements
Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.
Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.
Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.
Under Cayman Islands Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.
Shareholder approval is not required where a parent company registered in the Cayman Islands

Delaware	Cayman Islands
seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he

Delaware	Cayman Islands

is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger

Delaware	Cayman Islands
which shall be prima facie evidence of compliance with all requirements of the Companies Act in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure.
Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose.
The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the

Delaware	Cayman Islands

arrangement if it satisfies itself that:
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the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

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the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

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the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act of the Cayman Islands or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, compulsorily require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands by any dissenting shareholder but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

	Delaware	Cayman Islands
Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a claim against (for example) our officers and directors usually may not be brought by a shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.
Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of

	Delaware	Cayman Islands
	purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association.
Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.
The Companies Act of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.
Our articles of association establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations pursuant to the Investor Rights Agreement. Shareholders at a general meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a shareholder who was a shareholder of record on both the record date for the meeting and the date of giving the notice of such business, who is entitled to vote at the meeting and who has given timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our articles of association will not give our board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a general meeting, our articles of association may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from

	Delaware	Cayman Islands
conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations pursuant to the Investor Rights Agreement.
Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.
The Companies Act of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.
Our articles of association authorize such written consents but we believe that the unanimity requirement will make this option impractical after the consummation of this offering.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.
The Companies Act of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.
Our articles of association do not allow shareholders to call extraordinary general meetings. Extraordinary general meetings may only be called by a majority of the directors on our board or by the chairman of our board.

Board Nomination Rights
For information about the nomination rights that Bain Capital will have following this offering, please see “Certain Relationships and Related Party Transactions-Investor Rights Agreement.”
Registration Rights
For information about registration rights, please see “Certain Relationships and Related Party Transactions-Investor Rights Agreement.”
Certain Effects of Authorized but Unissued Shares
Upon completion of this offering, we will have approximately 695 million ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York, 11219 and its phone number is (718) 921-8200.
Listing
We have applied to list our ordinary shares on the NASDAQ under the symbol “DSEY.”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our ordinary shares. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise capital through sales of our equity securities.
Upon the completion of this offering, based on the number of ordinary shares outstanding as of December 31, 2020, on a pro forma basis giving effect to the Reorganization Transactions, we will have 303,817,059 outstanding ordinary shares, after giving effect to the issuance of ordinary shares in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.
Of the 303,817,059 shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.
The remaining 257,663,213 shares of our ordinary shares outstanding after this offering will be “restricted securities”, as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.
Lock-up Agreements
We, each of our directors and executive officers and other securityholders owning substantially all of our ordinary shares, including Bain Capital, have agreed that, without the prior written consent of any two of Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. or J.P. Morgan Securities LLC, provided Citigroup Global Markets Inc. or Morgan Stanley & Co., LLC is one of the two consenting parties, on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting”.
Our employees and directors that hold ordinary shares have entered into an additional lock-up arrangement whereby, subject to certain exceptions, they are only permitted to sell their shares in proportion to the rate at which Bain Capital sells down its shareholding for a period of two years following this offering.
Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Investor Rights Agreement
Pursuant to the Investor Rights Agreement, we intend to grant Bain Capital the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our ordinary shares held by Bain Capital (or certain transferees) and to provide piggyback registration rights to Bain Capital and certain other parties with respect to registered offerings by us and to certain members of our management with respect to registered offerings by Bain Capital or us, subject to the certain limitations and priorities on registration detailed therein, on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions — Investor Rights Agreement”. The shares held by parties receiving registration rights under the Investor Rights Agreement will represent approximately 82.3% of our outstanding ordinary shares after this offering, or approximately 80.5% if the underwriters exercise their option to purchase additional shares in full.
Rule 144
In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our ordinary shares outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our ordinary shares on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Equity Incentive Plans
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the ordinary shares issued or issuable under our MEP and other awards issuable pursuant to our 2021 Omnibus Incentive Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

CERTAIN MATERIAL TAX CONSIDERATIONS
U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This discussion applies only to a U.S. Holder that purchases our ordinary shares in connection with this offering and holds such ordinary shares as “capital assets” within the meaning of Section 1221 of the Code, and this discussion applies only to such ordinary shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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certain financial institutions and insurance companies;

•
regulated investment companies, real estate investment trusts, real estate mortgage investment conduits;

•
certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such entities;

•
non-U.S. persons or entities;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
any persons directly or indirectly acquiring ordinary shares in connection with the performance of services;

•
persons who are subject to Section 451(b) of the Code;

•
individuals subject to the alternative minimum tax provisions of the Code;

•
persons who hold our ordinary shares on behalf other persons as nominees;

•
persons that own or are deemed to own ten percent or more of our ordinary shares (by vote or value), including the shares that are subject to this offering;

•
S corporations; or

•
persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity (or other arrangement) that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner thereof will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought, and do not expect to seek, any ruling from the U.S. Internal Revenue Service (the “Service”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service or a court would agree with our statements and conclusions or that a court would not sustain any challenge by the Service in the event of litigation.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and who is:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person” (as defined in Section 7701(a)(30) of the Code, a “U.S. person”).

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.
Taxation of Distributions
As discussed above under “Dividend Policy”, we do not expect to make distributions on our ordinary shares in the near future. In the event that we do make distributions of cash or other property, subject to the rules under “— Passive Foreign Investment Company Rules” described below, distributions paid on our ordinary shares will generally be treated as “dividends” to the extent paid out of our current or accumulated earnings and profits (each as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. If and for so long as our ordinary shares are listed on an established securities market in the United States, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain other requirements are met. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of any non-U.S. income taxes. Subject to the rules under “— Passive Foreign Investment Company Rules” described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to the rules under “— Passive Foreign Investment Company Rules” described below, dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in a functional currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-U.S. income taxes withheld from dividends on our ordinary shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of any non-U.S. taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non-U.S. taxes, including any non-U.S. income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale, Exchange or Other Taxable Disposition of Ordinary Shares
Subject to the rules under “— Passive Foreign Investment Company Rules” described below, gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive Foreign Investment Company Rules
Under the Code, we may be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year. Whether we will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.
Generally, if we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such ordinary shares, would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
In addition, in order to avoid the application of the foregoing rules, a U.S. person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a U.S. person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a U.S. person makes a QEF Election with respect to a PFIC, the U.S. person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for U.S. Holders to make QEF Elections. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the ordinary shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares in an amount equal to the difference between the amount realized and its adjusted tax basis in our ordinary shares. U.S. Holders should note that if they make QEF Elections with respect to us, they may be required to pay U.S. federal income tax with respect to their ordinary shares for any taxable year significantly in excess of any cash distributions, if any, received on the ordinary shares, as applicable, for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.
In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury Department may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.
U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, as applicable, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the Service information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Service.
Information Reporting With Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of ordinary shares.
U.K. Tax Considerations
The summary below is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. It relates only to certain limited aspects of the U.K. tax consequences of holding or disposing of ordinary shares and is based on current U.K. tax law and what is understood to be HMRC’s current published practice (which may not be binding on HMRC) as at the date of this document (which are both subject to change at any time, possibly with retrospective effect).
The summary below does not address all of the tax considerations that may be relevant to specific shareholders in light of their particular circumstances or to shareholders subject to special treatment under U.K. tax law. In particular, the comments below are intended to apply only to holders of ordinary shares: (i) who are resident (and, in the case of individuals, domiciled) in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident holders is expressly referred to); (ii) to whom split-year treatment does not apply; (iii) who are and will be the absolute beneficial owners of their ordinary shares and any dividends paid in respect of them; (iv) who hold, and will hold, their ordinary shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realized in the course of a trade; (v) who hold less than 5% of the ordinary shares; and (vi) to whom the U.K. tax rules concerning carried interest do not apply in relation to their holding or disposal of ordinary shares. The comments below may not apply to certain holders, such as (but not limited to) persons who are connected with the Company, dealers in securities, broker dealers, financial institutions, insurance companies, charities, collective investment schemes, pension schemes, holders who are exempt from U.K. taxation or holders who are or were officers or employees of the Company (or of any related company) and have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment (whether current, historic or prospective). Such holders may be subject to special rules.
The material set out in the paragraphs below does not constitute tax advice and these paragraphs do not describe all of the circumstances in which holders of ordinary shares in the Company may benefit from an exemption or relief from U.K. taxation. Holders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the U.K. should consult an appropriate professional adviser. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.
POTENTIAL SHAREHOLDERS SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.
The Company
So far as is practicable, the Company intends to manage its affairs so that it is centrally managed and controlled in the U.K. and therefore resident in the U.K. for tax purposes. Accordingly, the Company expects to be subject to U.K. taxation on its income and gains, except where an exemption applies. It is intended that the Company will continue to be centrally managed and controlled in the U.K. and therefore will remain a resident in the U.K. for tax purposes; however, no assurance can be given that the Company will remain a resident in the U.K. for tax purposes.
Shareholders — Taxation of Dividends
Withholding tax
Dividend payments in respect of ordinary shares may be made without withholding or deduction for or on account of U.K. income tax.
Income tax
Individual holders within the charge to U.K. income tax
When the Company pays a dividend or other distribution to a holder of ordinary shares who is an individual resident (for tax purposes) in the U.K., the amount of income tax payable on the receipt, if any, will depend on the individual’s own personal tax position. “Dividend income” for these purposes includes dividends and certain other distributions in respect of shares.
No U.K. income tax on dividend income received from the Company should be payable by an individual holder of ordinary shares who is resident in the U.K. for tax purposes if the amount of dividend income received, when aggregated with the holder’s other dividend income in the year of assessment, does not exceed the nil rate amount. The nil rate amount is £2,000 for the 2020/2021 tax year. Dividend income in excess of the nil rate amount is taxed at the following rates for 2020 – 2021:
(a)
7.5%, to the extent that the dividend income falls within the basic rate band of income tax;

(b)
32.5%, to the extent that the dividend income falls within the higher rate band of income tax; and

(c)
38.1%, to the extent that the dividend income falls within the additional rate band of income tax.

For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividend income which is within the nil rate amount counts towards an individual’s basic or higher rate limits, and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.
Other individual holders
Individual holders (other than certain trustees) who are not resident (for tax purposes) in the U.K. and who hold their ordinary shares as an investment and not in connection with any trade carried on by them in the U.K. (whether solely or in partnership) should not generally be subject to U.K. tax on dividends received from the Company.
Corporation tax
Corporate holders within the charge to U.K. corporation tax
Holders of ordinary shares within the charge to U.K. corporation tax (including shareholders who are non-U.K. resident companies whose shares are used, held, or acquired for the purposes of a trade carried on in the U.K. through a permanent establishment) should not (subject to special rules for such shareholders who are small companies) be subject to tax on dividends paid by the Company so long as the dividends fall within an exempt class and certain conditions are met. Each shareholder's position will depend on its own individual circumstances. Corporate holders will need to ensure that the requirements of an exempt class are satisfied and that no anti-avoidance rules apply before treating any dividend as exempt, and seek appropriate professional advice where necessary.
If the conditions for exemption are not satisfied, or such holder elects, within two years of the end of the accounting period in which the dividend is received, for an otherwise exempt dividend to be taxable,

U.K. corporation tax (at a rate of 19% for the 2020/2021 tax year) will be chargeable on the amount of any dividends received from the Company.
Other corporate holders
Corporate holders of ordinary shares which are not resident in and do not hold their ordinary shares as an investment and not in connection with any trade carried on by them in the U.K. would not generally be subject to U.K. tax on dividends received from the Company.
Shareholders — Taxation of disposals
Individual holders resident in the U.K.
A disposal (or deemed disposal) of ordinary shares by an individual holder who is (at any time in the relevant U.K. tax year) resident in the U.K. for tax purposes, may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. capital gains tax, depending on his or her individual circumstances. Subject to any available exemption, allowance or relief, gains arising on a disposal or deemed disposal of ordinary shares by an individual resident in the U.K. for tax purposes will be taxed at a rate of 10%, except to the extent that the gain, when it is added to such individual’s other taxable income and gains in the relevant year, exceeds the upper limit of the income tax basic rate band (£37,500 for the 2020/2021 tax year), in which case it will be taxed at the rate of 20%. The capital gains tax annual exempt amount (£12,300 for individuals in the 2020/2021 tax year) may be available to individual holders resident in the U.K. for tax purposes to offset against chargeable gains realised on the disposal of their ordinary shares, to the extent that the exemption has not already been utilized.
In the case of individual shareholders, in calculating any gain or loss on disposal of the ordinary shares, sterling values are compared at acquisition and disposal. Accordingly, a taxable event can arise even where a foreign currency amount received on a disposal is less than or the same as the amount paid (or deemed to have been paid) for the ordinary shares.
An individual holder of ordinary shares who ceases to be resident in the U.K. for a period of less than five years and who disposes of his or her ordinary shares during that period of temporary non-residence may be liable for U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the U.K. (subject to any available exemption, allowance or relief).
Other individual holders
An individual holder who is not resident in the U.K. for tax purposes should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the ordinary shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares.
Corporate holders resident in the U.K.
A disposal (or deemed disposal) of ordinary shares by a corporate holder resident in the U.K. for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemption, allowance or relief. The main rate of U.K. corporation tax for the 2020/2021 tax year is 19%.
Other corporate holders
A corporate holder of ordinary shares that is not resident in the United Kingdom will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable. In these circumstances, a disposal of ordinary shares by such holder may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax.

Stamp duty and SDRT
The following statements are intended as a general guide to the current U.K. stamp duty and SDRT position, and apply regardless of whether or not a holder of ordinary shares is resident or domiciled in the U.K. It should be noted that special rules are applicable to certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries.
No U.K. stamp duty or stamp duty reserve tax should be payable on the issue of ordinary shares.
U.K. stamp duty (generally at a rate of 0.5% of the amount or value of the consideration paid) may be payable on any written instrument of transfer of ordinary shares No U.K. stamp duty should be payable on a transfer of ordinary shares that does not involve a written instrument of transfer. Further, in practice it should only be necessary to stamp and pay stamp duty on an instrument of transfer if it is necessary to rely on the instrument in the U.K. for any purpose, (for example to register a change of ownership or in litigation in a U.K. court). An instrument of transfer need not be stamped in order for the Cayman Islands register of ordinary shares to be updated, and the register is conclusive proof of legal ownership.
Provided that the ordinary shares are not registered in any register maintained in the U.K. and are not paired with any shares issued by a U.K. incorporated company, any agreement to transfer ordinary shares will not be subject to U.K. stamp duty reserve tax.
The Company does not currently intend that any register of the ordinary shares will be maintained in the U.K. and the above summary (which is intended as a general guide only) assumes that the ordinary shares will not be registered on any register in the U.K.

Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of your country of citizenship, residence or domicile.
The following is a discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of ordinary shares or on an instrument of transfer in respect of an ordinary share.
The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and can expect to receive an undertaking from the Financial Secretary of the Cayman Islands in the following form:
The Tax Concessions Law
(2018 Revision)
Undertaking as to Tax Concessions
In accordance with Section 6 of the Tax Concessions Law (2018 Revision) the Financial Secretary undertakes with Diversey Holdings, Ltd.:
(a)   that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us the Company or our operations; and
(b)   in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)   on or in respect of the shares, debentures or other obligations of the Company; or
(ii)   by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (20181 Revision).
These concessions shall be for a period of 20 years from November 6, 2020.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets, Inc. and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Citigroup Global Markets, Inc.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Jefferies LLC
RBC Capital Markets, LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Guggenheim Securities, LLC
Siebert Williams Shank & Co., LLC
Total
The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representative. Sales of ordinary shares made outside of the United States may be made by affiliates of the underwriters.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,923,077 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,923,077 ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $7.7 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed    % of the total number of ordinary shares offered by them.
We have applied to have our ordinary shares approved for listing on NASDAQ under the trading symbol “DSEY”.
We, all of our directors, executive officers and Bain Capital have agreed that, without the prior written consent of any two of Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. or J.P. Morgan Securities LLC, provided Citigroup Global Markets Inc. or Morgan Stanley & Co., LLC is one of the two consenting parties, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned by the locked-up party or any securities convertible into or exercisable or exchangeable for ordinary shares or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.
The restrictions described in the immediately preceding paragraph do not apply to the following, among other exceptions:
(a)
transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering;

(b)
transfers of ordinary shares or any security convertible into ordinary shares as a bona fide gift;

(c)
transfers to any immediate family member of the locked-up party, or any of their affiliates, or any trust for the direct or indirect benefit of the locked-up party or any of their affiliates, provided that any such transfer shall not involve a disposition for value;

(d)
transfers to a corporation, partnership, limited liability company, investment fund or other entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the locked-up party, or is wholly-owned by the locked-up party and/or by members of the immediate family of the locked-up party, or, in the case of an investment fund, that is managed by, or is under common management with, the locked-up party (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the locked-up party or who shares a common investment advisor with the locked-up party);

(e)
distributions of ordinary shares or any security convertible into ordinary shares to partners,

members, stockholders or other equityholders of the locked-up party, any direct or indirect partner, member, stockholder or other equityholder of such transferee until the ordinary shares come to be held by a natural person;
(f)
(i) any transactions described under the heading “Reorganization Transactions” in this prospectus, provided that any such ordinary shares or other securities received in connection with such transactions shall be subject to the terms of the lock-up agreement or (ii) sales by the locked-up party pursuant to the underwriting agreement in connection with this offering;

(g)
pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction approved by our board of directors, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, shall become, after the closing of the transaction, the beneficial owner of more than 50% of the total voting power of our voting securities, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the locked-up party’s ordinary shares shall remain subject to the provisions of the lock-up agreement during the restricted period;

(h)
transfers (i) as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree or separation agreement) or regulatory agency or (ii) by will, other testamentary document or intestate succession;

(i)
repurchases of ordinary shares or such other securities by us pursuant to equity award agreements or other contractual arrangements providing for the right of said repurchase in connection with the termination of the lock-up party’s employment or service with us;

(j)
(i) transfers to us pursuant to the exercise, on a “cashless” or “net exercise” basis, of any option to purchase ordinary shares granted by us pursuant to equity incentive plans described in this prospectus, or for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase ordinary shares or the vesting or settlement of any awards granted by us pursuant to equity incentive plans described in this prospectus, or (ii) the exercise of options or other rights to purchase ordinary shares whether by means of “net settlement” or otherwise, provided that any such ordinary shares shall be subject to the terms of the lock-up agreement;

(k)
any pledge, charge, hypothecation or other granting of a security interest in ordinary shares or any security convertible into ordinary shares to one or more banks, financial or other lending institutions as collateral or security for or in connection with any margin loan or other loans, advances or extensions of credit entered into by the locked-up party or any of its direct or indirect subsidiaries and any transfers of such ordinary shares or such other securities to the applicable institutions or other third parties upon or following foreclosure upon or enforcement of such ordinary shares or such securities in accordance with the terms of the documentation governing any margin loan or other loan, advance, or extension of credit (including, without limitation, pursuant to any agreement or arrangement existing as of the date hereof); provided that with respect to any pledge, charge, hypothecation or other granting of a security interest set forth above after the execution of the lock-up agreement, the applicable institution(s) shall be informed of the existence and contents of the lock-up agreement before entering into any margin loan or other loans, advances or extensions of credit;

(l)
transfers of ordinary shares or any security convertible into ordinary shares by entities affiliated with Bain Capital on or prior to the effective date of this prospectus by bona fide gift to any charitable organizations, either directly or indirectly (including through any related distributions or dividends to the direct or indirect equity holders of such entities or to managing directors of Bain Capital Investors, LLC, in each case as necessary to facilitate any such bona fide gifts); or

(m)
establishing or facilitating the establishment of a trading plan on behalf of a shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the restricted period;
provided that in the case of any transfer, donation or distribution (A) pursuant to clauses (b) through (e) or (h) above, such donee, transferee or distributee shall sign and deliver to the representatives a lock-up agreement substantially in the form of the lock-up agreement for the balance of the restricted period, (B) pursuant to clauses (a) through (d) above, no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period); and (C) pursuant to clauses (e) or (h) through (j) above, if then locked-up party is required to file a report under Section 16(a) of the Exchange Act reporting such transfer, donation or distribution during the restricted period, the locked-up party shall clearly indicate in the footnotes thereto that such report relates to the circumstances described in such applicable clause and that such ordinary shares remain subject to the restrictions set forth therein.
Any two of the underwriters referred to above may, in their sole discretion release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. In addition, our employees that hold ordinary shares have entered into a lock-up arrangement whereby, subject to certain exceptions, they are only permitted to sell their shares in proportion to the rate at which Bain Capital sells down its shareholding for a period of two years following this offering.
In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates, including an affiliate of Guggenheim Securities, LLC, are lenders under our Senior Secured Credit Facilities, and an affiliate of Credit Suisse Securities (USA) LLC acts as administrative agent and collateral agent under our Senior Secured Credit Facilities. In addition, certain of the underwriters have historically been customers of ours, and the underwriters may engage in transactions with us in the ordinary course of our business.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), none of our ordinary shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to our ordinary shares been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of our ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of our ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under

Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The ordinary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of sale of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Cayman Islands
No offer or invitation to subscribe for shares may be made to the public in the Cayman Islands.

We are not licensed to conduct investment business in the Cayman Islands by the Cayman Islands Monetary Authority and this prospectus does not constitute an offer to members of the public of our ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Our ordinary shares have not been offered or sold, will not be offered or sold and no invitation to subscribe for our common shares will be made, directly or indirectly, to members of the public in the Cayman Islands.
LEGAL MATTERS
Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Bain Capital. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Bain Capital and some of its affiliates in connection with various legal matters. The validity of the ordinary shares offered hereby and other legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Maples and Calder, Cayman Islands. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP, San Francisco, California.
EXPERTS
The consolidated financial statements and schedule of Constellation (BC) 2 S.a r.l. at December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, audited by Ernst & Young LLP, have been included in this prospectus in reliance on their report given on their authority as experts in accounting and auditing.
The financial statements of Diversey Holdings, Ltd as of December 31, 2020, audited by Ernst & Young LLP, have been included in this prospectus in reliance on their report given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our ordinary shares being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our ordinary shares in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.
Upon the effectiveness of the registration statement, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.
We also maintain a website at www.diversey.com. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Financial Statements of Diversey Holdings, Ltd. as of December 31, 2020
Audited Financial Statements of Constellation (BC) 2 S.à r.l. and subsidiaries as of December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm
To the Shareholder and the Board of Directors of Diversey Holdings, Ltd.
Introductory paragraph:
We have audited the accompanying balance sheet and related notes (collectively referred to as the “financial statement”) of Diversey Holdings, Ltd. (the Company) as of December 31, 2020. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
Scope paragraph:
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.
Opinion paragraph:
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Diversey Holdings, Ltd. at December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Critical Audit Matters:
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Charlotte, North Carolina
March 1, 2021

Diversey Holdings, Ltd.
Balance Sheet
(in millions, except per share amount)	December 31, 2020
Assets	$—
Commitments to Contingencies
Stockholder’s Equity
Ordinary Shares, par value $0.01 per share, 5 million shares authorized and 1 share issued and outstanding	—
Total Stockholder’s Equity	$—

Notes to Balance Sheet
1.   Organization
Diversey Holdings, Ltd. (the “Company”) was formed on November 3, 2020 for the purpose of completing a public offering and related transactions and in order to carry on the business of its indirect wholly-owned operating subsidiaries.
2.   Summary of Significant Accounting Policies
Basis of Accounting — The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because the Company has not engaged in any activities except in connection with its formation.
3.   Stockholder’s Equity
The Company is authorized to issue 5 million ordinary shares, par value $0.001 per share, one of which has been issued and is outstanding.
4.   Subsequent Events
The Company has evaluated subsequent events through March 1, 2021, the date that these financial statements were available to be issued. For purposes of these financial statements, the Company has not evaluated any subsequent events after this date.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Constellation (BC) 2 S.à r.l.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Constellation (BC) 2 S.à r.l. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Indefinite-Lived Intangible Assets Valuation
Description of the Matter
As described in Notes 3 and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $467.0 million, and the indefinite-lived intangible asset balance was $900.4 million, as of December 31, 2020. Management reviews goodwill and indefinite-lived intangible assets for impairment on October 1 of each year or more frequently whenever events or circumstances indicate that the carrying value of goodwill and indefinite-lived intangible assets may not be recoverable. Fair value of each reporting unit was estimated by management using a discounted cash flow model and market-based approach. Fair value of the indefinite-lived intangible assets was estimated by management using a relief from royalty approach.
Auditing management’s goodwill and indefinite-lived intangible asset impairment tests was complex and judgmental due to the significant estimation required in determining the fair value of the reporting units and indefinite-lived intangible assets. In particular, the fair value estimates were sensitive to changes in significant assumptions such as the revenue growth rates, the long-term growth rates, the discount rates, and the royalty rates, which are affected by expectations about future market or economic conditions, including uncertainty resulting from the COVID-19 pandemic.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the Company’s reporting units and indefinite-lived intangible assets, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in determining the fair values. We compared the Company’s revenue growth assumptions to current industry, market, and economic trends, to the Company’s historical results, and those of other guideline companies in the same industry. We involved our valuation specialist to assist in our evaluation of the Company’s models, valuation methodologies, and significant assumptions including the discount rates and appropriate royalty rates used by management. We also evaluated the reasonableness of the selected peer group companies and similar transactions used to develop the fair value estimates of the reporting units. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units and indefinite-lived intangible assets that would result from changes in the assumptions.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017.
Charlotte, North Carolina
March 1, 2021

Constellation (BC) 2 S.à r.l.
Consolidated Balance Sheets
(in millions, except per share amounts)	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$192.9	$128.3
Trade receivables, net of allowance for doubtful accounts of $28.7 in 2020 and $21.5 in 2019	342.0	426.3
Other receivables	71.0	88.3
Inventories (Note 6)	282.4	209.0
Prepaid expenses and other current assets (Note 6)	62.0	71.4
Total current assets	950.3	923.3
Property and equipment, net (Note 7)	188.3	172.2
Goodwill (Note 8)	467.0	416.9
Intangible assets, net (Note 8)	2,311.4	2,262.9
Other non-current assets (Note 6)	369.1	438.2
Total assets	$4,286.1	$4,213.5
Liabilities and stockholders’ equity
Current liabilities:
Short-term borrowings (Note 10)	$0.4	$0.6
Current portion of long-term debt (Note 10)	13.2	11.2
Accounts payable	404.6	419.6
Accrued restructuring costs (Note 20)	26.3	13.4
Other current liabilities (Note 6)	512.4	448.8
Total current liabilities	956.9	893.6
Long-term debt, less current portion (Note 10)	2,686.7	2,510.7
Preferred equity certificates (Note 11)	641.7	588.4
Deferred taxes (Note 16)	181.1	221.0
Other non-current liabilities (Note 6)	328.3	321.0
Total liabilities	4,794.7	4,534.7
Commitments and contingencies (Note 17)
Stockholders’ equity:
Common stock, $0.01 par value per share, 195,800,697 shares authorized and outstanding in 2020 and 2019, respectively	2.2	2.2
Additional paid-in capital	247.2	242.2
Accumulated deficit	(545.3)	(501.1)
Accumulated other comprehensive loss (Note 21)	(212.7)	(64.5)
Total stockholders’ equity	(508.6)	(321.2)
Total liabilities and stockholders’ equity	$4,286.1	$4,213.5
The accompanying notes are an integral part of the consolidated financial statements.

Constellation (BC) 2 S.à r.l.
Consolidated Statements of Operations
(in millions, except per share amounts)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net sales	$2,629.2	$2,623.9	$2,688.1
Cost of sales	1,559.4	1,522.1	1,570.6
Gross profit	1,069.8	1,101.8	1,117.5
Selling, general and administrative expenses	768.2	855.6	883.8
Transition and transformation costs	42.5	52.8	120.6
Management fee (Note 18)	7.5	7.5	7.5
Share-based compensation (Note 19)	67.5	3.0	—
Amortization of intangible assets	98.2	93.7	91.2
Impairment of goodwill (Note 8)	—	—	68.5
Restructuring costs (Note 20)	25.6	19.8	24.9
Merger and acquisition-related costs	1.0	0.3	7.3
Operating income (loss)	59.3	69.1	(86.3)
Interest expense	127.7	141.0	135.2
Gain on sale of business and investments (Note 5)	—	(13.0)	—
Foreign currency loss related to Argentina subsidiaries	1.6	11.4	2.4
Other (income) expense, net (Note 6)	(40.7)	6.0	0.8
Loss before income tax provision	(29.3)	(76.3)	(224.7)
Income tax provision (Note 16)	9.2	32.7	14.4
Net loss	$(38.5)	$(109.0)	$(239.1)
Basic and diluted loss per share (Note 23)	$(0.20)	$(1.15)	$(2.54)
Basic and diluted weighted average shares outstanding (Note 23)	195.80	94.40	94.00
The accompanying notes are an integral part of the consolidated financial statements.

Constellation (BC) 2 S.à r.l.
Consolidated Statements of Comprehensive Loss
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss	$(38.5)	$(109.0)	$(239.1)
Other comprehensive (loss) income:
Pension plans and post-employment benefits, net of taxes of $13.9, $(1.7) and $2.6	(29.0)	(2.7)	(11.1)
Cash flow hedging activities, net of taxes of $6.3, $(2.0) and $0.3	(19.8)	3.2	0.9
Foreign currency translation adjustments	(99.4)	29.8	(79.8)
Other comprehensive (loss) income:	(148.2)	30.3	(90.0)
Comprehensive loss	$(186.7)	$(78.7)	$(329.1)
The accompanying notes are an integral part of the consolidated financial statements.

Constellation (BC) 2 S.à r.l.
Consolidated Statements of Stockholders’ Equity
(in millions)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance as of January 1, 2018	$1.1	$112.2	$(153.0)	$(4.6)	$(44.3)
Equity contributions	—	16.7	—	—	16.7
Pension plans and post-employment benefits	—	—	—	(11.1)	(11.1)
Cash flow hedging activities, net of tax	—	—	—	0.9	0.9
Foreign currency translation adjustments	—	—	—	(80.0)	(80.0)
Net loss	—	—	(239.1)	—	(239.1)
Balance as of December 31, 2018	$1.1	$128.9	$(392.1)	$(94.8)	$(356.9)
Conversion of debenture loans to equity	1.1	113.2	—	—	114.3
Equity redemptions	—	(1.3)	—		(1.3)
Share-based compensation	—	1.4	—	—	1.4
Pension plans and post-employment benefits	—	—	—	(2.7)	(2.7)
Cash flow hedging activities, net of tax	—	—	—	3.2	3.2
Foreign currency translation adjustments	—	—	—	29.8	29.8
Net loss	—	—	(109.0)	—	(109.0)
Balance as of December 31, 2019	$2.2	$242.2	$(501.1)	$(64.5)	$(321.2)
Equity contributions	—	5.0	—	—	5.0
Pension plans and post-employment benefits	—	—	—	(29.0)	(29.0)
Cash flow hedging activities, net of tax	—	—	—	(19.8)	(19.8)
Foreign currency translation adjustments	—	—	—	(99.4)	(99.4)
Adoption of new accounting standard Topic ASC 326	—	—	(5.7)	—	(5.7)
Net loss	—	—	(38.5)	—	(38.5)
Balance as of December 31, 2020	$2.2	$247.2	$(545.3)	$(212.7)	$(508.6)
The accompanying notes are an integral part of the consolidated financial statements.

Constellation (BC) 2 S.à r.l.
Consolidated Statements of Cash Flows
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Operating activities:
Net loss	$(38.5)	$(109.0)	$(239.1)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	195.6	185.5	172.1
Impairment of goodwill	—	—	68.5
Amortization of deferred financing costs and original issue discount	11.3	10.5	10.5
Amortization of fair value step up of acquired inventory	—	1.9	5.3
Gain on cash flow hedges	(3.2)	(0.7)	—
Deferred taxes	(28.8)	(29.6)	(25.3)
Unrealized foreign exchange (loss) gain	(25.1)	10.8	1.8
Share-based compensation	67.5	3.0	—
Impact of highly inflationary economy – Argentina	1.6	11.4	3.4
Provision for bad debts	11.1	4.9	6.4
Provision for slow moving inventory	13.4	4.1	5.6
Gain on sale of investment in Virox	—	(13.0)	—
Other non-cash, net	—	—	5.1
Interest expense on preferred equity certificates	—	4.9	5.2
Changes in operating assets and liabilities:
Trade receivables, net	17.0	(83.0)	1.0
Inventories, net	(70.4)	12.7	(21.3)
Accounts payable	(33.5)	—	29.9
Income taxes, net	(34.0)	(0.7)	0.7
Other assets and liabilities, net	19.0	8.1	(27.4)
Cash provided by operating activities	103.0	21.8	2.4
Investing activities:
Business acquired in purchase transactions	(51.2)	—	(131.6)
Acquisition of AHP Intellectual Property from Virox, net	—	(6.3)	—
Diversey acquisition final purchase price settlement	—	—	19.4
Proceeds from sale of property and equipment and other assets	0.5	3.3	—
Dosing and dispensing equipment	(45.6)	(93.4)	(83.2)
Capital expenditures	(41.4)	(29.0)	(44.2)
Collection of deferred factored receivables	66.9	80.8	12.5
Cash used in investing activities	(70.8)	(44.6)	(227.1)
The accompanying notes are an integral part of the consolidated financial statements.

(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Financing activities:
Issuance of preferred equity certificates	—	—	3.1
Payments on preferred equity certificates	—	(4.5)	—
Contingent consideration payments	(5.4)	(3.8)	(3.6)
(Payments)/proceeds from short-term borrowings	(0.4)	(6.2)	7.5
Proceeds from revolving credit facility	90.0	352.5	171.0
Payments on revolving credit facility	(210.0)	(241.5)	(162.0)
Proceeds from long-term borrowings	169.0	—	—
Payments on long-term borrowings	(22.9)	(21.3)	(20.5)
Payment of deferred financing costs	(1.7)	—	—
Equity contributions	5.0	—	16.7
Equity redemptions	—	(1.3)	—
Cash provided by financing activities	23.6	73.9	12.2
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3.6	0.7	(6.7)
Increase (decrease) in cash, cash equivalents and restricted cash	59.4	51.8	(219.2)
Cash, cash equivalents and restricted cash at beginning of period(a)	142.3	90.5	309.7
Cash, cash equivalents and restricted cash at end of period(a)	$201.7	$142.3	$90.5
Supplemental Cash Flow Information:
Interest payments	$117.1	$126.6	$111.1
Income tax payments	$56.4	$43.4	$55.7
Conversion of preferred equity certificates to equity	$—	$114.3	$—
Beneficial interest obtained in exchange for factored receivables	$65.7	$86.6	$17.5
Restricted cash (which includes compensating balance deposits) is recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets.
(a) Restricted cash was $8.8 million, $14.0 million and $17.1 million as of December 31, 2020, December 31. 2019 and December 31, 2018, respectively.
The accompanying notes are an integral part of the consolidated financial statements.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — GENERAL AND DESCRIPTION OF BUSINESS
Constellation (BC) 2 S.à r.l. (hereafter the “Company”, “we,” “us,” and “our”) was incorporated June 30, 2017 and is organized under the laws of Luxembourg under the direction of Bain Capital, LP (“Bain”) as a Société à Responsabilité Limitée for an unlimited period. Diamond (BC) B.V., an indirect wholly-owned subsidiary of the Company, was formed on March 15, 2017 for the purpose of consummating the acquisition of the Diversey Care division and the food hygiene and cleaning business of Sealed Air Corporation (“Sealed Air”) (together the “Diversey Business”), a business formerly owned by Sealed Air, including certain assets and all the capital stock of certain entities engaged in the Diversey Business (the “Diversey Acquisition”). In March 2017, we entered into a purchase agreement (the “Purchase Agreement”) with Sealed Air pursuant to which, among other things, we would acquire the Diversey Business. The Diversey Acquisition closed on September 6, 2017 (the “Acquisition Date”).
We are a holding company with no business operations or assets other than non-convertible debt, intercompany payables, and direct and indirect ownership in capital stock of subsidiaries engaged in the Diversey Business. Our global operations are conducted by indirect wholly-owned subsidiaries, which we collectively refer to hereafter as the “Company”.
We are a leading global provider of high performance hygiene, infection prevention, and cleaning solutions for the Institutional and Food & Beverage markets. In addition, we offer a wide range of value added services, including food safety and application training and consulting, as well as auditing of hygiene and water management. Our Institutional business provides solutions serving end-users such as healthcare facilities, food service providers, retail and grocery outlets, educational institutions, hospitality establishments, and building service contractors. Our Food & Beverage business provides solutions serving manufacturers in the brewing, beverage, dairy, processed foods, pharma, and agricultural markets. Although our cleaning products represent only a small portion of our customers’ total cleaning costs, they are typically viewed as being non-discretionary because they can have a meaningful impact on the efficacy of food safety, operational excellence, and sustainability. The COVID-19 pandemic has further reinforced the essential nature of our solutions and increased hygiene, infection prevention, and cleaning standards across all markets.
The product range of Diversey®-branded solutions includes fully integrated lines of products and dispensing systems for hard surface cleaning, disinfecting and sanitizing, hand washing, deodorizing, mechanical and manual ware washing, hard surface and carpeted floor cleaning systems, cleaning tools and utensils, fabric care for professional laundry applications comprising detergents, stain removers, bleaches and a broad range of dispensing equipment for process control and management information systems. Floor care machines are commercialized under the well-established Taski® brand.
We are globally operated with manufacturing facilities, sales centers, administrative offices and warehouses located throughout the world, and we have a global team of approximately 8,500 employees as of December 31, 2020.
NOTE 2 — BASIS OF PRESENTATION
Our Consolidated Financial Statements include all of the accounts of the Company and our subsidiaries. These consolidated financial statements reflect the Diversey Business’ financial position, results of operations, cash flows and changes in invested equity in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated. All amounts are in US Dollar denominated millions, except per share amounts and unless otherwise noted, and are approximate due to rounding. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial statements have been included. The accompanying notes are an integral part of the consolidated financial statements.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of the consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
assets and liabilities at the date of the financial statements, disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods. These estimates include, among other items, assessing the collectability of receivables, the use and recoverability of inventory, the estimation of the fair value of financial instruments, useful lives and recoverability of tangible and intangible assets and impairment of goodwill, assumptions used in our defined benefit pension plans and other post-employment benefit plans, estimates related to self-insurance such as the aggregate liability for uninsured claims using historical experience, insurance and actuarial estimates and estimated trends in claim values, fair value measurement of assets, costs for incentive compensation and accruals for commitments and contingencies. Management reviews these estimates and assumptions periodically and reflects the effects of any revisions in the consolidated financial statements in the period management determines any revisions to be necessary. Actual results could differ materially from these estimates.
Business Combinations
Business combinations are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is recorded as goodwill. Fair value determination is subject to a significant degree of estimates.
The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, external advisors are consulted to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., multiple excess earnings and relief from royalty methods) which is considered to be a Level 3 fair value. Refer to Note 13 for further discussions related to this topic.
The results of operations for businesses acquired are included in the financial statements from the acquisition date.
Foreign Currency Translation
Our reporting currency is the U.S. dollar. In most cases, non-U.S. based subsidiaries use their local currency as the functional currency for their respective business operations. Assets and liabilities of these operations are translated into U.S. dollars at the end of period exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Resulting cumulative translation adjustments are recorded in “Currency Translation Adjustments” in the Consolidated Statements of Comprehensive Loss.
Gains and losses from transactions denominated in foreign currencies other than the functional currency of the respective entity are included in the Consolidated Statements of Operations in Other (income) expense, net.
Impact of Inflation and Currency Fluctuations
Argentina
Economic and political events in Argentina have continued to expose us to heightened levels of foreign currency exchange risk. Accordingly, Argentina has been designated a highly inflationary economy under U.S. GAAP effective July 1, 2018, and the U.S. dollar replaced the peso as the functional currency for our subsidiaries in Argentina. All peso-denominated monetary assets and liabilities are remeasured into U.S. dollars using the current exchange rate available to us, and any changes in the exchange rate are reflected in foreign currency exchange gain (loss) related to our Argentinian subsidiaries on the Consolidated Statement

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
of Operations. As a result of this designation, we recorded a $1.6 million, $11.4 million and $2.4 million remeasurement loss for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.
Financial Instruments
We may from time to time use financial instruments, such as cross-currency swaps, interest rate swaps, caps and collars, U.S. Treasury lock agreements and foreign currency exchange forward contracts and options relating to borrowing and trade activities. We may also use these financial instruments from time to time to manage exposure to fluctuations in interest rates and foreign currency exchange rates. We do not purchase, hold or sell derivative financial instruments for trading purposes. We face credit risk if the counterparties to these transactions are unable to perform their obligations. Our policy is to have counterparties to these contracts that are rated at least BBB- by Standard & Poor’s and Baa3 by Moody’s.
Derivative instruments are reported at fair value and establish criteria for designation and the effectiveness of transactions entered into for hedging purposes. Before entering into any derivative transaction, we identify the specific financial risk, the appropriate hedging instrument to use to reduce this risk, and the correlation between the financial risk and the hedging instrument. We use forecasts and historical data as the basis for determining the anticipated values of the transactions to be hedged. We do not enter into derivative transactions that do not have a high correlation with the underlying financial risk trying to be reduced. We regularly review hedge positions and the correlation between the transaction risks and the hedging instruments.
Derivative instruments are accounted for as hedges of the related underlying risks if we designate these derivative instruments as hedges and the derivative instruments are effective as hedges of recognized assets or liabilities, forecasted transactions, unrecognized firm commitments or forecasted intercompany transactions.
We record gains and losses on derivatives qualifying as cash flow hedges in other comprehensive income (loss) to the extent that hedges are effective and until the underlying transactions are recognized as gains or losses in the Consolidated Statements of Operations.
Generally, our practice is to terminate derivative transactions if the underlying asset or liability matures, is sold or terminated, or if it is determined that the underlying forecasted transactions are no longer probable of occurring. Any deferred gains or losses associated with derivative instruments are recognized in the Consolidated Statements of Operations over the period in which the income or expense on the underlying hedged transaction was recognized. See Note 12 for further discussion.
Revenue Recognition
On January 1, 2018, we adopted Accounting Standards Codification Topic 606 (ASC 606), Revenue from Contracts with Customers, which provides guidance on how revenue with customers should be recognized. For additional information on our adoption of this accounting standard, see Note 4 for further discussion.
Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing service. Revenue from products and sold equipment is recognized when obligations under the terms of a contract with the customer are satisfied, which generally occurs with the transfer of products or delivery of the equipment. Revenue from service and leased equipment is recognized when the services are provided, or the customer receives the benefit from the leased equipment, which is over time. Service revenue is recognized over time utilizing an input method and aligns with when the services are provided. Typically, revenue is recognized over time using costs incurred to date, which corresponds with the transfer of control. Revenue for leased equipment for the year ended December 31, 2018 was accounted for under ASC Topic 840 Leases. Revenue for the year ended December 31, 2019 and December 31, 2020 was accounted for under ASC Topic 842 Leases.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Our sales policies do not provide for general rights of return. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. We also record estimated reserves for product returns and credits at the time of sale and anticipated uncollectible accounts.
Shipping and Handling Costs
Costs incurred for the transfer and delivery of goods to customers are recorded as a component of cost of sales.
Advertising Expenses
Advertising expenses are expensed as incurred. Advertising expenses were $2.5 million, $3.4 million and $4.3 million for the year ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. Costs incurred are recorded as a component of Selling, general and administrative expenses within the Consolidated Statements of Operations.
Research and Development
Research and development costs are expensed as incurred. Research and development costs were $32.2 million, $41.2 million and $43.0 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.
Share-Based Compensation
During 2018, the Company implemented a Management Equity Incentive Plan (“MEIP”) and Cash Long-term Incentive Plan (“LTIP”), whereby grants were made pursuant to each plan to certain employees. We recognize expenses related to the fair value of these equity awards in accordance with ASC 718, Compensation-Stock Compensation.
On November 12, 2020, we filed a confidential registration statement in preparation for an offering of equity securities. Prior to November 12, 2020 we elected to value the awards at the grant date and each reporting period using the intrinsic value method as permitted under ASC Topic 718. Beginning on November 12, 2020, we became a public entity and valued the MEIP awards at fair value in accordance with ASC 718. The estimated fair value of our MEIP awards is based upon a probability weighting of an initial public offering exit scenario and a sale exit scenario as further described below:
a.
The initial public offering scenario assumes a successful completion of an initial public offering in Q1 2021 based upon preliminary enterprise values from our bankers, adjusted for net debt and transaction fees.

b.
The sale exit scenario utilizes a Black Scholes option pricing model with the following key assumptions: enterprise value, expected volatility, risk-free interest rate, expected dividend yield and expected term.

The assumptions used in our initial public offering and sale exit scenarios represent management’s best estimates. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future. See Note 19 for further discussion.
Restructuring
The Company’s restructuring activities are associated with a series of strategic initiatives aimed at maintaining a competitive cost structure and workforce optimization. Restructuring charges incurred in connection with these activities consist of employee termination benefits (one-time arrangements and benefits attributable to prior service). Other associated restructuring charges include termination of contractual obligations, non-cash asset charges and other direct incremental costs.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restructuring charges are recorded separately on the Consolidated Statements of Operations. Other associated restructuring charges are recorded within transition and transformation costs on the Consolidated Statements of Operations.
Loss per Share
Basic and Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Vested share-based payment awards that contain non-forfeitable rights to dividends are treated as participating securities and therefore included in computing earnings per common share using the “two-class method.” The two-class method is an earnings allocation formula that calculates basic and diluted net earnings per common share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Vested share-based payment awards issued under our MEIP are considered participating securities since the holders of these securities are entitled to receive distributions as and when paid by the issuer based upon a waterfall as described in the security holders agreement.
The application of the two-class method for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 would have resulted in net losses being allocated to the participating securities. As the MEIP security holders do not participate in losses, there was no allocation of net loss in those periods. As such, 9,365,021, 5,915,319 and 5,501,652 shares of MEIP awards were excluded from the computation of weighted average shares outstanding equivalents of the Diluted loss per share for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively because their effect would have been anti-dilutive.
See Note 23 for detailed information about the Company’s earnings per share calculations.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.
We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are intended to be indefinitely reinvested. Where we do not intend to indefinitely reinvest earnings of foreign subsidiaries, we provide for income taxes and foreign withholding taxes, where applicable, on undistributed earnings.
We recognize the benefit of an income tax position only if it is “more likely than not” that the tax position will be sustained. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized. Additionally, we recognize interest and penalties accrued related to unrecognized tax benefits as a component of provision (benefit) for taxes on income.
Cash and Cash Equivalents
We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Our policy is to invest cash in excess of short-term operating and debt service requirements in cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of the instruments. Our policy is to transact with counterparties that are rated at least A- by Standard & Poor’s and A3 by Moody’s. Some of our operations are located in countries that are rated below A- or A3. In this case, we try to minimize our risk by holding cash and cash equivalents at financial institutions with which we have existing global relationships whenever possible, diversifying counterparty exposures and minimizing the amount held by each counterparty and within the country in total.

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Restricted Cash and Compensating Balances
Restricted cash (which includes compensating balance deposits) is recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets.
Trade Receivables, Net
In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria. Trade receivables, which are included on the Consolidated Balance Sheets, are net of allowances for doubtful accounts. We maintain trade receivable allowances for estimated losses resulting from the likelihood of failure of our customers to make required payments. An additional allowance may be required if the financial condition of our customers deteriorate. We charge-off trade receivables after all standard collection procedures have been applied without success.
Inventories
Inventories are stated at the lower of cost or net realizable value, as determined by the first-in, first-out method. Costs related to inventories include raw materials, direct labor and manufacturing overhead which are included in cost of sales on the Consolidated Balance Sheets. See Note 6 for further discussion.
Property and Equipment, Net
Property and equipment acquired in the Diversey Acquisition were recorded at fair value as of the acquisition date and are depreciated over their estimated remaining useful lives using the straight-line method.
We state property and equipment at cost, including the fair value of any asset retirement obligations upon initial recognition of the liability, except for the fair value of acquired property and equipment that have been impaired, for which we reduce the carrying amount to the estimated fair value at the impairment date. We capitalize significant improvements and charge repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. We depreciate the cost of property and equipment over their estimated useful lives using the straight-line method over the estimated useful lives of the assets:
Asset Type	Useful Life
Building and building equipment	20 – 40 years
Machinery and equipment	5 – 10 years
Other property and equipment	2 – 10 years
We remove the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognize any resulting gain or loss upon the disposition of the assets. See Note 7 for further discussion.
Free on Loan Equipment
We have sales arrangements in which certain equipment, an inventory item, is provided to customers for “free on loan” or at “no charge” on the condition that the customer purchases a minimum amount of related consumables for use with the equipment. Providing equipment to customers in this manner is part of a sales strategy that ensures the long-term and continued use by the end customer of our consumable products (e.g. chemical cleaning solutions). This practice is common in the markets we serve. Under these sales arrangements, we assign all revenue to the delivery of consumables and the equipment is depreciated over the equipment’s useful life or the life of the customer program, whichever is shorter. The equipment is classified as part of other non-current assets on our Consolidated Balance Sheets. See Note 9 for further discussion.

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Asset Retirement Obligations
We record asset retirement obligations at fair value at the time the liability is incurred if a reasonable estimate of fair value can be made. Accretion expense is recognized as an operating expense using the credit-adjusted risk-free interest rate in effect when the liability was recognized. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset. The useful lives of property and equipment are discussed previously in the Property and equipment, net section.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill and indefinite-lived intangible assets represent a significant portion of our total assets. Our goodwill had a carrying value of $467.0 million and $416.9 million at December 31, 2020 and 2019, respectively. Indefinite-lived intangible assets, which consist of acquired trade names, have a carrying value of $900.4 million and $846.6 million at December 31, 2020 and 2019, respectively.
We review goodwill and indefinite-lived intangible assets for possible impairment on a reporting unit level, which are consistent with our operating segments, on an annual basis as of October 1st of each year, or more frequently if an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset has declined below its carrying value. Such events may include, but are not limited to, impairment of other assets or establishment of valuation allowances on deferred tax assets, cash flow or operating losses at a reporting unit, negative current events or long-term outlooks for our industry, and negative adjustments to future forecasts. In performing the annual goodwill impairment assessment, we have the option under GAAP to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we conclude from the qualitative assessment that there are no indicators of impairment, we do not perform a quantitative test, which would require a valuation of the reporting unit as of October 1. GAAP provides a set of examples of macroeconomic, industry, market and company specific factors for entities to consider in performing the qualitative assessment described above, which factors are not all inclusive; management considers the factors it deems relevant in making its more likely than not assessments. While we also have the option under GAAP to qualitatively assess whether it is more likely than not that the fair values of its indefinite-lived intangible assets are less than their carrying values, we have elected to determine the fair value of each of its indefinite-lived intangible assets annually as of October 1, in part because the level of effort required to perform the quantitative and qualitative assessments is essentially equivalent.
If we conclude from our qualitative assessment that there are indicators of impairment and that a quantitative test is required, the annual or interim quantitative goodwill impairment test involves comparing the fair value of each of our reporting units with goodwill to its carrying value, including the goodwill allocated to the reporting unit. If the fair value of the reporting unit exceeds its carrying value, there is no impairment and no further testing is required. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recognized in an amount of the excess, limited to the amount of goodwill allocated to the reporting unit.
Our annual assessment of the recovery of goodwill begins with management’s reassessment of its operating segments and reporting units. A reporting unit is an operating segment or one level below an operating segment, which is referred to as a component. This reassessment of reporting units is also made each time we change our operating segments. If the goodwill of a reporting unit is allocated to newly-formed reporting units, the allocation is made to each reporting unit based upon their relative fair values.
The 2020 and 2019 annual assessments of goodwill was a quantitative test and did not identify any impairments. The 2018 annual assessment of goodwill was a quantitative test and identified impairment charges of $68.5 million, due primarily to significant currency devaluation, volatility and deterioration in economic conditions in Latin America and the Middle East, as well as currency devaluation and lower-than-expected performance in Europe and North America.

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The fair value of our reporting units is determined using both an income approach, which is based on discounted cash flows (“DCF”), and a market approach when we test goodwill for impairment, either on an interim basis or annual basis as of October 1 of each year. Significant judgments inherent in using a DCF analysis include the selection of appropriate discount and long-term growth rates and estimating the amount and timing of expected future cash flows. The expected cash flows used in the DCF analyses are based on our most recent forecast and budget and, for years beyond the budget, our estimates, which are based, in part, on forecasted growth rates. The discount rates and growth rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows of the respective reporting units. Assumptions used in the DCF analyses, including the discount rate and the long-term growth rate, are assessed based on each reporting unit’s current results and forecasted future performance, as well as macroeconomic and industry specific factors, and reflect our best estimate as of the impairment testing date. Any changes in such assumptions or estimates as a result of changes in our budgets, forecasts or negative macroeconomic trends could significantly affect the value of the Company’s reporting units which could impact whether an impairment of goodwill has occurred. The discount rates used in the quantitative test for determining the fair value of our reporting units was 9.0% in 2020, and ranged from 8.0% to 13.5% in 2019 and from 9.5% to 14.0% in 2018. Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the fair value of a reporting unit. To determine a peer group of companies for our respective reporting units, we considered companies relevant in terms of consumer use, monetization model, margin and growth characteristics, and brand strength operating in their respective sectors.
As of December 31, 2020, the estimate of the excess of fair value over carrying value is greater than 20% of the fair value for both of our reporting units.
If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment equal to the excess is recorded. The 2020, 2019 and 2018 annual assessments of indefinite-lived intangible assets did not identify any impairments.
As of December 31, 2020, the aggregate carrying value of our indefinite-lived intangible assets, for which the most recent estimate of the excess of fair value over carrying value is less than 20% of the fair value, is $900.4 million.
We determine the fair value of indefinite-lived intangible assets using a relief from royalty DCF valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license our trade names. The future cash flows are based on our most recent forecast and budget and, for years beyond the budget, our estimates, which are based, in part, on forecasted growth rates. Assumptions used in the relief from royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rates used in our annual indefinite-lived impairment assessment was 9.0% in 2020, 10.5% in 2019 and 11.5% in 2018, and the royalty rate used in 2020, 2019 and 2018 was 3.0%.
Long-Lived Assets
Impairment and Disposal of Long-Lived Assets
We perform an impairment review for definite-lived intangible assets, such as customer relationships, contracts, intellectual property, and for other long-lived assets, such as property and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Such events may include, but are not limited to, a significant decrease in the market price of

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an asset or asset group, change in manner in which an asset is being used, significant change in business climate and significant cash flow or operating losses that demonstrate continuing losses associated with the use of the asset. We calculate the undiscounted value of the projected cash flows expected to result from the use and eventual disposition of the asset or asset group and compare this estimated amount to the carrying value of the asset or asset group. If the carrying amount is found to be greater than the undiscounted value of the projected cash flows of the asset or asset group, we record an impairment loss of the excess of carrying value over the fair value of the asset or asset group. In addition, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.
Definite-lived intangible assets, such as trade names and customer relationships, are amortized over their estimated economic lives. The reasonableness of the useful lives of these assets is regularly evaluated. Once these assets are fully amortized, they are removed from the balance sheet. We evaluate these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.
Self-Insurance
We accrue for outstanding reported claims and claims that have been incurred but not reported based upon management’s estimates of the aggregate liability for retained losses using historical experience, insurance company estimates and the estimated trends in claim values. Our estimates include management’s and independent insurance companies’ assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.
Pensions and Other Postemployment Benefits
In connection with the Diversey Acquisition, we assumed certain defined benefit plans and other long-term employee benefit obligations and acquired certain related plan assets for current employees of our subsidiaries. In addition to the defined benefit obligations assumed in connection with the Diversey Acquisition, we implemented a replacement retiree health care reimbursement plan for certain U.S. employees.
Defined benefit plans specify an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the obligations and are then adjusted for the impact of any unamortized prior service costs. As required by ASC 805 Business Combinations, all unamortized prior service costs and actuarial gains (losses) existing at the closing date of the Diversey Acquisition were eliminated in the determination of the fair value of the pension funded status at acquisition. The net obligation is then determined with reference to the fair value of the plan assets, if any. The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the obligations. The calculations are performed by qualified actuaries using the projected unit credit method.
We currently expect our contributions to these plans to be approximately $8.9 million in 2021. Refer to Note 14 for additional information related to these plans.
New Accounting Guidance
We consider the applicability and impact of all Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Recently Adopted Pronouncements
Credit Losses — Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments(“ASU 2016-13”) and issued subsequent amendments to the initial guidance in November 2018, April 2019 and November 2019 (ASU 2018-19, ASU 2019-04 and ASU 2019-11, collectively Topic 326). ASU 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which includes historical experience, current conditions, and reasonable and supportable forecasts. Entities will now use forward-looking information to better form their credit loss estimates. This ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio.
The Company adopted Topic ASC 326 on January 1, 2020, and has applied the new standard modified retrospectively. Therefore, it recognized cumulative-effect adjustments to the opening balance of its accumulated deficit on January 1, 2020. The overall impact on transition to ASC 326 was a decrease of $5.7 million in net assets, comprised of a $2.1 million reduction in Trade receivables, net, a $5.0 million reduction Other non-current assets, offset by a $1.4 million increase in Deferred tax assets.
The Company had two accounts that were within scope of the new standard — trade receivables and lease receivables. Lease receivables relate to the Company’s sales type finance leases and are recorded within Other receivables and Other non-current assets. Under the new ASC 326 impairment model, both accounts were required to create an allowance for the lifetime expected credit loss on the initial recognition date. In accordance with this standard, the Company measured all expected credit losses for both financial assets held at the reporting date, using factors including historical experience, current conditions, and reasonable and supportable forecasts. In calculating this estimate, the Company utilized historical experience, current conditions, and reasonable and supportable forecasts — specifically internal and external credit assessments of the customer, contract terms and conditions, country and political risk, and the customer’s mix of products purchased. The factors above are applied to the receivables balance to determine the allowance balance.
When necessary, we utilize collection agencies and legal counsel to pursue recovery of defaulted receivables. Trade receivable balances are written off when deemed to be uncollectible and after collection efforts have been exhausted. Our historical credit losses have been approximately 1.15%, or less, of net trade sales over the last three years.
The Company’s allowance for credit losses on trade and lease receivables is assessed at the end of each quarter based on an analysis of historical losses and assessment of future expected losses. The Company is monitoring the impact that COVID-19 may have on outstanding receivables.
The following represents the activity in our allowance for credit losses for trade and lease receivables for the years ended December 31, 2020 and December 31, 2019:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Balance, beginning of period	$21.5	$20.3
Adoption of ASC 326	7.1	—
Provision for bad debts	11.1	4.9
Write-offs	(4.6)	(3.7)
Balance, end of period	$35.1	$21.5
At December 31, 2020, our trade receivable balance was $342.0 million, net of allowances of $28.7 million. At December 31, 2019, our trade receivable balance was $426.3 million, net of allowances of

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$21.5 million. For the years ended December 31, 2020 and December 31, 2019, $9.7 million and $4.9 million, respectively, were charged to the provision for bad debts related to our trade receivables.
At December 31, 2020, our lease receivable balance was $53.0 million, net of allowances of $6.4 million. At December 31, 2019, our lease receivable balance was $62.7 million, net of allowances of $(0) million. For the years ended December 31, 2020 and December 31, 2019, $1.4 million and $(0) million, respectively, were charged to the provision for bad debts related to our trade receivables.
Recently Issued Accounting Standards
Simplifying the Accounting for Income Taxes (Topic 740)
In December 2019, the FASB issued ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes (Topic 740). The Accounting Standards Update (ASU) eliminates certain exceptions to the guidance in Accounting Standards Codification (ASC or Codification) 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance also clarifies that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements, but they could elect to do so. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are currently in the process of evaluating this standard update.
Facilitation of the Effects of rate reform
In March 2020, the FASB issued Accounting Standards Update (ASU) No. 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. We are currently in the process of evaluating this new standard update.
NOTE 4 — REVENUE RECOGNITION
The Company recognizes revenue from contracts with customers under ASC 606 using the following five-step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) we satisfy a performance obligation. Performance obligations are satisfied upon transfers of control of a good or service to a customer. We recognize revenue based on the expected amount of consideration to be received for the provided goods or services, taking into account the expected value of variable consideration.
Description of Revenue Generating Activities
The Company provides high-performance cleaning, sanitation and hygiene products for the food safety and service, food and beverage plant operations, healthcare, floor care, housekeeping and room care, laundry and hand care markets. In addition, the Company offers a wide range of value-added solutions, including food safety and application training and consulting, as well as auditing of hygiene and water management. Many of our products are sold through distributors who then sell the product to end users.

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Identify Contract with Customer
For an agreement to qualify as a contract under ASC 606, the agreement must create substantive enforceable rights and obligations. Indicators of enforceability for our contracts include, but are not limited to, minimum purchase or spend obligations coupled with early termination penalties for the customer.
In the event a contract does not have a minimum purchase obligation nor contain any of the provisions to establish enforceable rights and obligations, part of the contract may still be enforceable when a purchase order is issued and the purchase order relates to a section of the agreement. Most of the Company’s contracts do not contain minimum purchase obligations or early termination penalties for the customer.
Performance Obligations
A performance obligation must include a promise to deliver goods or services whereby the good or service must be distinct in the contract. For Diversey, the most common examples of distinct performance obligations are consumables, training, equipment sales, installation, and maintenance. Dosing and dispensing equipment provided to customers (“free on loan”) are typically identified as separate lease components within the scope of Topic 842. The other goods or services promised in the contract are not identified as performance obligations when they are not separate, distinct, or material.
Transaction Price and Variable Consideration
Our contracts contain fixed and variable components. Diversey’s variable considerations include, but are not limited to, rebates, prebates, discounts, and returns. The amount of variable consideration is estimated at contract inception by using the most likely amount method pending on the nature of the variable consideration. Such variable consideration is re-evaluated each reporting period, and accruals are booked based on the re-evaluated estimates and variable consideration recognized to date.
Charges for rebates and other allowances are recognized as a deduction from revenue on an accrual basis in the period in which the associated revenue is recorded. When we estimate our rebate accruals, we consider customer-specific contractual commitments including stated rebate rates and history of actual rebates paid. Our rebate accruals are reviewed at each reporting period and adjusted to reflect data available at that time. We adjust the accruals to reflect any differences between estimated and actual amounts. These adjustments impact the amount of net sales recognized by us in the period of adjustment. Charges for rebates and other allowances were 25.8%, 26.2% and 25.4% of gross sales for the periods ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.
Allocation of Transaction Price
Diversey allocates the transaction price to performance obligations in proportion to their standalone selling prices. Diversey obtains the transaction price of performance obligations by using the selling prices for performance obligations with observable prices sold on a standalone basis. When observable prices are not readily available, Diversey estimates the standalone selling prices by using the expected cost plus a margin approach.
Satisfaction of Performance Obligations
The timing of revenue recognition depends on the nature of each performance obligation. In general, the time between when a performance obligation is satisfied and when billing and payment occur is closely aligned, with the exception of revenue for services, which is satisfied over the life of the contract. The sale of goods is recorded at a point in time when the customer obtains control of the asset. Transfer of control is indicated when Diversey has a present right to payment for the goods, the customer has legal title to the asset, Diversey has transferred physical possession of the goods to the customer, the customer has the significant risks and rewards of ownership of the goods, and the customer has accepted the goods. Revenue for services,

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such as maintenance or training, that are performed over the life of a contract are recognized based on the activity Diversey expects to undertake to fulfill the performance obligation.
Disaggregated Revenue
For the year ended December 31, 2020, December 31, 2019 and December 31, 2018, revenues from contracts with customers summarized by region were as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Europe	$1,129.3	$1,186.9	$1,227.8
North America	777.2	574.8	564.3
Asia Pacific	312.0	371.6	381.4
Middle East and Africa	217.2	255.6	253.3
Latin America	168.5	203.0	225.9
Topic 606 Revenue	2,604.2	2,591.9	2,652.7
Non-Topic 606 Revenue (Leasing: Sales-type and Operating)	25.0	32.0	35.4
Total	$2,629.2	$2,623.9	$2,688.1
Contract Balances
Timing differences occur when billing precedes or succeeds the satisfaction of the corresponding performance obligation. If the timing differences between billing and services recognized over time is significant, Diversey records a liability (unearned revenue) and does not recognize revenue until the performance obligation is satisfied. There were no material timing differences that led to contract liabilities as of December 31, 2020 and December 31, 2019.
Assets Recognized For the Costs To Obtain A Contract
In certain instances, we incur incremental direct costs of a transaction, such as prebates, equipment provided free on loan, or other related expenses in the contract negotiation phase. Because these costs are likely incurred to transition to a new relationship or to entice a customer into a long-term relationship, these costs are considered costs to obtain a contract under ASC 606, and accordingly, are deferred and amortized over the period in which revenue is recognized, provided that unamortized deferred costs are considered recoverable. These amounts are recorded within Other non-current assets on the Company’s Consolidated Balance Sheets.
NOTE 5 — ACQUISITIONS
SaneChem Acquisition
On December 30, 2020, Diversey acquired 100% of the stock of SaneChem, which is a Polish-based supplier of specialized hygiene solutions. This acquisition further expanded the Company’s footprint within Europe and the results of operations for this business are reported within the Food and Beverage business segment.
The Company acquired SaneChem for a total consideration of $21.8 million. This acquisition has been accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed to be recognized at fair value of the acquisition date. Certain valuation estimates and net asset adjustments are not yet finalized and are subject to change but expected to be finalized by the end of the next fiscal year. The acquired business did not contribute revenue or net income through December 31, 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The preliminary determination of goodwill in the amount of $17.9 million was recognized for the SaneChem Acquisition as the excess of consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets, including an assembled workforce, which cannot be individually identified and separately recognized. The recorded goodwill is not deductible for tax purposes.
The following table summarizes the preliminary fair values of the net assets acquired as of the December 30, 2020 acquisition date:
(in millions)
Cash and cash equivalents	$2.3
Trade receivables	1.6
Inventories	1.7
Accounts payable	(1.0)
Other current liabilities	(0.6)
Other non-current liabilities	(0.1)
Net assets acquired before goodwill on acquisition	3.9
Goodwill on acquisition	17.9
Net assets acquired	$21.8
In connection with the SaneChem acquisition, the Company incurred $0.6 million of merger and acquisition-related costs for the year ended December 31, 2020. These costs are included as part of merger and acquisition-related costs in the Consolidated Statements of Operations.
The inclusion of SaneChem acquisition in our consolidated financial statements is not deemed material with respect to the requirement to provide pro-forma results of operations in ASC 805. As such, pro-forma information is not presented.
As of December 31, 2020, the valuation studies necessary to determine the fair market value of the assets acquired and liabilities assumed are preliminary, including, but not limited to, intangible assets, inventory, and other liabilities.
Wypetech Acquisition
On July 1, 2020, Diversey acquired 100% of the stock of Wypetech, LLC, which is a contract manufacturer, based out of Milwaukee, Wisconsin, that specializes in the production of disinfecting wipes used in a variety of end markets including healthcare, industrial and general commercial and household applications. This acquisition further expanded the Company’s footprint in the United States and the results of operations for this business are reported within the Institutional business segment.
The Company acquired Wypetech for a total consideration of $32.3 million, of which $2.0 million will be deferred for one year. This acquisition has been accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed to be recognized at fair value of the acquisition date. The acquired business contributed $4.9 million of revenue and $1.2 million of net income from July 1, 2020 through December 31, 2020.
The fair value of Wypetech’s intangible asset, which represents customer relationships, was determined using the Income Approach which measures the value of an intangible asset based on the present value of its future economic benefits. This approach converts future economic benefits to a single current amount by discounting the future benefits at a rate of return sufficient to satisfy the risks and rewards associated with ownership of similar assets. This measurement reflects current market expectations regarding its future economic benefits. The Income Approach is a non-recurring Level Three fair value assessment.

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The determination of goodwill in the amount of $22.0 million was recognized for the Wypetech Acquisition as the excess of consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets, including an assembled workforce, which cannot be individually identified and separately recognized. The recorded goodwill is deductible for tax purposes.
The following table summarizes the final fair values of the net assets acquired as of the July 1, 2020 acquisition date:
(in millions)
Cash and cash equivalents	$0.6
Trade receivables	2.1
Inventories	1.5
Prepaid expenses and other current assets	0.1
Property, plant and equipment	0.6
Intangible assets	9.5
Accounts payable	(4.0)
Other current liabilities	(0.1)
Net assets acquired before goodwill on acquisition	10.3
Goodwill on acquisition	22.0
Net assets acquired	$32.3
Additionally, as part of the acquisition agreement, the Company purchased the land and building facilities associated with Wypetech LLC on August 4, 2020 for $2.1 million. This was included in Property and equipment within the Consolidated Balance Sheet.
In connection with the Wypetech LLC acquisition, the Company incurred $0.4 million of merger and acquisition-related costs for the year ended December 31, 2020. These costs are included as part of merger and acquisition-related costs in the Consolidated Statements of Operations.
The inclusion of Wypetech LLC acquisition in our consolidated financial statements is not deemed material with respect to the requirement to provide pro-forma results of operations in ASC 805. As such, pro-forma information is not presented.
Virox IP Acquisition
On December 17, 2019, Diversey acquired all Intellectual Property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, associated income, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP. The IP is valued at $37.4 million (cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million).
As part of the transaction, Virox also acquired Diversey’s shares held in Virox Holdings, Inc., and Virox International Holdings Inc, by way of a cash purchase agreement of $27.1 million. The investment in the joint venture was initially recognized at fair value as part of the Diversey Acquisition. The difference of $13.0 million between the investments fair value of $27.1 million and its carrying amount of $14.1 million was recorded in our Consolidated Statement of Operations as part of Other (income) expense, net. As a result of the total transaction, we paid a net cash amount of $6.3 million.
Zenith Acquisition
On April 16, 2018, we acquired 100% of the voting interests of Zenith Hygiene Group PLC (“Zenith”) for $133.6 million (the “Zenith Acquisition”). Based in Hertfordshire, England, Zenith manufactures and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
distributes a wide, high-quality range of cleaning and hygiene products serving customers in the healthcare, food service, hospitality, leisure and facilities management, pharmaceutical and food and beverage processing industries. This acquisition further expanded the Company’s footprint in Western Europe and the results of operations for this business are reported within the Institutional business segment. The Zenith Acquisition was accounted for as a business combination in accordance with ASC 805 — Business Combinations, using the acquisition method of accounting.
The determination of fair values of acquired intangible assets and property and equipment, involves a variety of assumptions, including estimates associated with remaining useful lives. The identifiable intangible assets are comprised of $18.9 million of definite-lived trade names, $48.6 million of customer relationships and $6.9 million of non-compete agreements.
The final determination of goodwill in the amount of $47.8 million was recognized for the Zenith Acquisition as the excess of consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets, including an assembled workforce, which cannot be individually identified and separately recognized. The recorded goodwill is not deductible for tax purposes.
The following table summarizes the finalized fair values of the net assets acquired as of the April 16, 2018 acquisition date:
(in millions)
Cash and cash equivalents	$2.1
Trade receivables	17.4
Other receivables	0.7
Inventories	9.3
Prepaid expenses and other current assets	1.1
Property and equipment	7.3
Identifiable intangible assets	74.4
Other non-current assets	10.6
Accounts payable	(17.7)
Other current liabilities	(4.2)
Deferred income taxes, net	(14.4)
Other non-current liabilities	(0.8)
Net assets acquired before goodwill on acquisition	85.8
Goodwill on acquisition	47.8
Net assets acquired	$133.6
The Zenith acquisition contributed total revenue of $67.8 million and net loss of $7.4 million for the year ended December 31, 2018.
The inclusion of Zenith in our consolidated financial statements is not deemed material with respect to the requirement to provide pro forma results of operations in ASC 805. As such, pro forma information is not presented.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6 — FINANCIAL STATEMENT DETAILS
Inventories
As of December 31, 2020 and December 31, 2019, our net inventory balances, were:
(in millions)	December 31, 2020	December 31, 2019
Raw materials	$60.8	$36.3
Work in process	3.7	3.5
Finished goods	217.9	169.2
	$282.4	$209.0
Factoring of trade receivables
On November 15, 2018, Diversey entered into a Master Agreement with Factofrance, S.A. (“Factofrance”) to sell certain trade receivables, without recourse, of eight Diversey companies located in the United Kingdom, Spain, France, Netherlands, Poland, Germany, Italy and Portugal under individually executed Receivable Purchase Agreements (“RPAs”). Factofrance charges a 0.10% factoring fee and a 0.05% Debtor Credit Default commission on the face value of receivables sold and paid. In addition, Factofrance charges a financing fee, as defined, based on Factofrance advances made on remaining uncollected receivables. Factofrance also charges a quarterly commitment fee of 0.10% of the Maximum Total Funding Amount which is €150 million ($182.8 million U.S. dollars at December 31, 2020).
We accounted for transfers of receivables pursuant to the RPAs as a sale and removed them from our consolidated balance sheets. We maintained a “beneficial interest,” or a right to collect cash, in the sold receivables in which we do not immediately collect cash. Cash receipts from the beneficial interests on sold receivables (which are cash receipts on the underlying trade receivables that have already been sold in these agreements) are classified as investing activities and presented as cash receipts on sold receivables on our consolidated statements of cash flows.
The Diversey companies are required to maintain a restricted cash collateral account pursuant to the Master Agreement in order to secure the full and punctual payment, performance and discharge of all payments due to Factofrance. The amount of cash collateral required was €4.4 million ($5.4 million) as of December 31, 2020. The Diversey companies are also required to service the receivables sold without fee.
For the years ended December 31, 2020 and 2019, the Company sold $668.2 million and $553.4 million of receivables to Factofrance and received advances from Factofrance of $584.0 million and $459.9 million. The difference of $84.2 million and $93.5 million is recognized as a receivable due from Factofrance, net of fees and reserves, in Trade receivables in the Consolidated Balance Sheet. For the years ended December 31, 2020 and 2019, we collected from our customers and remitted to Factofrance $594.1 million and $463.6 million, respectively.
The Funded Status, which is defined as the balance of outstanding receivables purchased, less holdbacks and reserves, as of December 31, 2020 and December 31, 2019 was $40.8 million and $35.9 million, respectively.
Securitization of trade receivables
In April 2020, Diversey entered into an arrangement with PNC Bank (“PNC”) to sell certain North American customer receivables without recourse on a revolving basis. As customers pay their balances, the Company transfers additional receivables into the program. The transferred receivables are fully guaranteed by a bankruptcy-remote wholly-owned subsidiary of the Company, which holds additional receivables in the amount of $40.8 million as of December 31, 2020 that are pledged as collateral under this agreement. This

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
arrangement provided for maximum funding of up to $50.0 million for receivables sold. In December 2020, this arrangement was amended to provide for a maximum funding of up to $75.0 million. Fees associated with the arrangement were $1.7 million for the year ended December 31, 2020.
As of December 31, 2020, the gross cash proceeds received for receivables transferred and derecognized was $451.0 million of which $400.0 million was collected. The difference of $51.0 million represents the proceeds from new transfers of receivables as of December 31, 2020.
Prepaid expenses and other current assets
As of December 31, 2020 and December 31, 2019, the components of prepaid expenses and other current assets were as follows:
(in millions)	December 31, 2020	December 31, 2019
Prepaid expenses	$35.2	$37.8
Income tax receivables	22.2	17.7
Restricted cash and compensating balance deposits	3.2	8.8
Other current assets	1.4	7.1
	$62.0	$71.4
Other non-current assets
As of December 31, 2020 and December 31, 2019, the components of other non-current assets were as follows:
(in millions)	December 31, 2020	December 31, 2019
Dosing and dispensing equipment	$153.0	$181.2
Tax indemnification asset	24.8	27.6
Lease receivables	30.2	40.5
Deferred financing fees – revolver	0.9	2.1
Restricted cash	5.7	5.2
Finance lease right-of-use assets, net	4.9	5.6
Operating lease right-of-use assets, net	62.8	89.1
Deferred taxes	60.6	54.4
Other non-current assets	26.2	32.5
	$369.1	$438.2
Depreciation expense for our dosing and dispensing equipment for the year ended December 31, 2020, December 31, 2019 and December 31, 2018 was $76.1 million, $71.3 million and $59.4 million, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other Current and Non-current Liabilities
As of December 31, 2020 and December 31, 2019, the components of other current liabilities were as follows:
(in millions)	December 31, 2020	December 31, 2019
Accrued salaries, wages and related costs	$131.9	$109.6
Accrued customer volume rebates	146.0	148.9
Contingent consideration	3.3	3.5
Value added, general and sales tax payable	36.0	41.5
Accrued interest payable	24.6	30.1
Income taxes payable	6.0	19.4
Interest rate swaps	8.8	—
Operating lease liabilities	22.9	31.9
Accrued share-based compensation	69.6	1.7
Other accrued liabilities	63.3	62.2
	$512.4	$448.8
As of December 31, 2020 and December 31, 2019, the components of other non-current liabilities were as follows:
(in millions)	December 31, 2020	December 31, 2019
Defined benefit pension plan liability	$203.1	$165.9
Other post-employment benefit plan liability	2.2	1.8
Uncertain tax positions	43.7	58.0
Contingent consideration	4.9	9.0
Asset retirement obligations	6.6	5.6
Interest rate swaps	12.0	—
Operating lease liabilities	38.8	59.0
Other non-current liabilities	17.0	21.7
	$328.3	$321.0

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other (Income) Expense, net
The following table provides details of our Other (Income) Expense, net:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Interest income	$(5.9)	$(7.5)	(5.8)
Unrealized foreign exchange (gain) loss	(25.1)	10.8	1.8
Realized foreign exchange (gain) loss	(0.9)	0.6	(16.7)
Non-cash pension and other post-employment benefit plan (Note 14 & Note 15)	(12.9)	(8.8)	(10.5)
Adjustment to tax indemnification asset(a)	2.8	7.1	31.0
Factoring and securitization fees	4.3	3.4	0.6
Other, net	(3.0)	0.4	0.4
	$(40.7)	$6.0	$0.8

(a)
The tax indemnification adjustment reflects a release of the Company’s tax indemnification asset. The release was due to the lapse of statute of limitations for unrecognized tax benefits. See Note 16 for further discussion.

NOTE 7 — PROPERTY AND EQUIPMENT, NET
As of December 31, 2020 and December 31, 2019 our property and equipment and accumulated depreciation balances were as follows:
(in millions)	December 31, 2020	December 31, 2019
Land and improvements	$44.0	$41.6
Buildings	51.9	47.2
Machinery and equipment	81.9	74.0
Other property and equipment	47.9	30.4
Construction-in-progress	28.5	15.1
Property and equipment, gross	254.2	208.3
Less: Accumulated depreciation	(65.9)	(36.1)
Property and equipment, net	$188.3	$172.2
Depreciation expense was $21.2 million, $20.5 million and $21.6 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8 — GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS
Goodwill
The following table represents a rollforward of our goodwill balances by reportable segments:
(in millions)	Institutional	Food & Beverage	Total
Gross value at December 31, 2018	$126.5	$359.3	$485.8
Accumulated impairment	(17.8)	(50.7)	(68.5)
Carrying value at December 31, 2018	108.7	308.6	417.3
Foreign currency adjustment	(0.3)	(1.0)	(1.3)
Gross value at December 31, 2019	126.2	358.3	484.5
Accumulated impairment	(17.6)	(50.0)	(67.6)
Carrying value at December 31, 2019	108.6	308.3	416.9
Acquisition	17.9	22.0	39.9
Foreign currency adjustment	2.4	6.9	9.3
Gross value at December 31, 2020	146.5	387.2	533.7
Accumulated impairment	(17.4)	(49.3)	(66.7)
Carrying value at December 31, 2020	$129.1	$337.9	$467.0
Identifiable Intangible Assets
The following table summarizes the gross carrying amounts and accumulated amortization of identifiable intangible assets by major class with definite and indefinite lives at December 31, 2020, respectively:
(in millions)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Book Value	Weighted Average Amortization Periods
Customer relationships	$939.2	$(142.4)	$—	$796.8	26.3 years
Trademarks	28.8	(5.3)	—	23.5	13.5 years
Capitalized software	76.7	(58.5)	—	18.2	1.6 years
Brand name	642.7	(106.5)	—	536.2	16.7 years
Non-compete agreements	8.5	(8.4)	—	0.1	0.8 years
Favorable leases	4.3	(2.3)	—	2.0	1.7 years
Intellectual property	37.4	(3.2)	—	34.2	11.0 years
Total intangible assets with definite lives	1,737.6	(326.6)	—	1,411.0
Trademarks and trade names with indefinite lives	900.4	—	—	900.4
Total identifiable intangible assets	$2,638.0	$(326.6)	$—	$2,311.4

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the gross carrying amounts and accumulated amortization of identifiable intangible assets by major class with definite and indefinite lives at December 31, 2019, respectively:
(in millions)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Book Value	Weighted Average Amortization Periods
Customer relationships	$885.5	$(90.4)	$—	$795.1	27.2 years
Trademarks	26.9	(3.0)	—	23.9	14.4 years
Capitalized software	53.5	(31.5)	—	22.0	1.7 years
Brand name	603.3	(69.8)	—	533.5	17.7 years
Non-compete agreements	6.2	(4.4)	—	1.8	0.8 years
Favorable leases	4.1	(1.5)	—	2.6	2.7 years
Intellectual property	37.4	—	—	37.4	12.0 years
Total intangible assets with definite lives	1,616.9	(200.6)	—	1,416.3
Trademarks and trade names with indefinite lives	846.6	—	—	846.6
Total identifiable intangible assets	$2,463.5	$(200.6)	$—	$2,262.9
Amortization expense for acquired intangibles was $98.2 million, $93.7 million and $91.2 million for the year ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.
The estimated amortization expense related to the fair value of acquired intangible assets for each of the succeeding five years and thereafter is:
(in millions)
2021	$83.9
2022	75.2
2023	69.4
2024	69.4
2025	69.4
Thereafter	1,043.7
$1,411.0
NOTE 9 — LEASES
Lessee Operating and Finance Leases
We have various operating and finance lease agreements related to plant, machinery, vehicles and other equipment. Our operating leases include vehicles, buildings, equipment, material handling, storage and land. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the term. The operating lease right-of-use asset also includes accrued lease expense resulting from the straight-line accounting under prior accounting methods, which is now being amortized over the remaining life of the lease. Our finance leases relate to equipment.
Our lease payments consist of fixed payments and variable payments. We determine our variable payments based on an index or a rate (i.e. CPI or a market interest rate) that is initially measured at the commencement date. Fixed payments are both fixed and in-substance payments, less any lease incentives paid or payable. Some of our leases include options to extend the lease, with renewal terms that can extend

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the lease term from 1 to 5 years. If we are reasonably certain to exercise an option to extend a lease, the extension period is included as part of the right-of-use asset and the lease liability.
Our leases do not contain residual value guarantees, which are guarantees made to the lessor that the value of an underlying asset returned to the lessor at the end of a lease will be at least a specified amount.
Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligations.
At the inception of our contracts we determine if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The discount rate for leases is determined based on the incremental borrowing rate (“IBR”). Our IBR is based on information available on the lease commencement date to determine the present value of future payments.
For our leases, we have not elected to not apply the recognition requirements to leases of twelve months or less. These leases will be expensed on a straight-line basis and no operating lease liability will be recorded.
We did not participate in lease transactions with related parties.
Supplemental Balance Sheet information related to leases is as follows:
(in millions)	Balance Sheet Line Item	December 31, 2020	December 31, 2019
Assets:
Right-of-use operating lease assets	Other non-current assets	$62.8	$89.1
Right-of-use finance lease assets	Other non-current assets	4.9	5.6
Total		$67.7	$94.7
Liabilities:
Current:
Operating lease	Other current liabilities	$22.9	$31.9
Finance lease	Current portion of long-term debt	1.8	1.7
Total		$24.7	$33.6
Non-current:
Operating lease	Other non-current liabilities	$38.8	$59.0
Finance lease	Long-term debt, less current portion	3.4	0.7
Total		$42.2	$59.7
The following table provides information on the weighted average remaining lease term and weighted average discount rate for operating and finance leases:
	December 31, 2020	December 31, 2019
Weighted average remaining lease term:	Years	Years
Operating leases	3.9	4.2
Finance leases	3.1	3.7
Weighted average remaining discount rate:	Rate	Rate
Operating leases	5.82%	5.12%
Finance leases	4.81%	3.93%

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following maturity analysis presents expected undiscounted cash payments for operating and finance leases on an annual basis as of December 31, 2020:
(in millions)	Operating Leases	Finance Leases	Total
2021	$25.5	$2.0	$27.5
2022	19.3	1.8	21.1
2023	9.6	1.3	10.9
2024	4.8	0.5	5.3
2025	2.3	—	2.3
Thereafter	8.7	—	8.7
Total lease payments	70.2	5.6	75.8
Less: imputed interest	(8.5)	(0.4)	(8.9)
Total payments	$61.7	$5.2	$66.9
The following presents the components of total operating costs and total finance lease costs for the years ended December 31, 2020 and December 31, 2019:
(in millions)	December 31, 2020	December 31, 2019
Operating lease cost	$35.4	$42.7
Short-term lease cost	6.0	4.9
Variable lease cost	0.9	0.9
Total operating costs	42.3	48.5
Finance lease cost:
Amortization of right-of-use assets	2.1	1.5
Interest on lease liabilities	0.3	0.2
Total finance lease cost	2.4	1.7
Total lease cost	$44.7	$50.2
Cash payments made from variable lease costs and short-term leases are not included in the measurement of operating and finance lease liabilities, and as such, are excluded from the supplemental cash flow information stated below.
(in millions)	December 31, 2020	December 31, 2019
Cash paid for amounts included in the measurement of:
Operating cash flows from operating leases	$35.4	$42.1
Operating cash flows from finance leases	$0.3	$0.2
Financing cash flows from finance leases	$2.0	$1.7
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$3.8	$22.2
Finance leases	$1.7	$5.0
Lessor Operating and Sales-Type Leases
The Company leases dosing and dispensing equipment to customers under operating and sales-type leases. The Company’s accounting policy for these leases is to account for lease and non-lease components

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
separately. The non-lease components, such as product and service revenue, are accounted for under Topic 606 Revenue from Contracts with Customers, see Note 4 for further discussion. Revenue from operating leases is recognized on a straight-line basis over the life of the lease. Cost of sales from operating leases includes the depreciation expense for assets under lease. The assets are depreciated over their estimated useful lives. Revenue from sales-type leases is recognized as the present value of the future lease payments in the period the lease agreement is signed and the equipment is delivered to the customer. Interest income is recognized using the effective interest method over the life of the lease. Cost of sales from sales-type leases includes the cost for assets under lease. Initial lease terms range from one year to five years and most leases include renewal options.
Lease contracts convey the right for the customer to control the equipment for a period of time as defined by the contract.
Under our operating leases, there are no options for the customer to purchase the equipment and therefore the equipment remains the property of the Company at the end of the lease term.
The gross assets under operating leases is recorded in Other non-current assets in the amount of $280.8 million and $275.1 million, with related accumulated depreciation of $127.8 million and $93.9 million as of December 31, 2020 and December 31, 2019, respectively, and are included in Other non-current assets. See Note 6 for further discussion. The gross receivables under sales-type leases are $59.4 million and $62.7 million, of which $22.9 million and $22.2 million are included in Other receivables and $36.5 million and $40.5 million are included in Other non-current assets, as of December 31, 2020 and December 31, 2019, respectively.
The Company’s undiscounted cash flows from operating and sales-type leases for existing contracts as of December 31, 2020 is as follows:
(in millions)	Total
2021	$22.7
2022	19.6
2023	11.3
2024	4.1
2025	1.5
Thereafter	0.2
Total	$59.4
Certain of our operating leases are evergreen in nature and therefore not included in table above.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10 — DEBT AND CREDIT FACILITIES
As of December 31, 2020 and December 31, 2019, the components of debt and credit facilities were as follows:
(in millions)	December 31, 2020	December 31, 2019
Senior Secured Credit Facilities
US Dollar Term Loan	$873.0	$882.0
US Dollar Incremental Loan	149.6	—
Euro Term Loan	1,146.9	1,062.5
Revolving Credit Facility	—	120.0
Notes	548.5	503.0
Short-term borrowings	0.4	0.6
Finance lease obligations	5.2	2.4
Financing obligations	22.5	—
Unamortized deferred financing costs	(39.6)	(44.6)
Unamortized original issue discount	(6.2)	(3.4)
Total debt	2,700.3	2,522.5
Less: Current portion of long-term debt	(13.2)	(11.2)
Short-term borrowings	(0.4)	(0.6)
Long-term debt	$2,686.7	$2,510.7
Senior Secured Credit Facilities
On September 6, 2017, the Company entered into the Senior Secured Credit Facilities comprised of a $900.0 million senior secured US dollar denominated term loan (the “USD Term Loan”), a €970.0 million senior secured Euro denominated term loan (the “Euro Term Loan” and together with the USD Term Loan, the “Term Loan Facility”) and a $250.0 million revolving credit facility (the “Revolving Credit Facility” together with the “USD Term Loan” and the “Euro Term Loan” make up the “Senior Secured Credit Facilities”). Both the US Dollar Term Loan and the Euro Term Loan mature on September 6, 2024 while the Revolving Credit Facility matures on September 6, 2022.
The interest rate associated with the US Dollar Term Loan is 3.00% plus a 3-month LIBOR rate. At December 31, 2020, the interest rate for the US Dollar Term Loan is 3.21%. The interest rate associated with the Euro Term Loan is a EURIBOR rate plus 3.25%, and the EURIBOR rate has a floor of 0%. At December 31, 2020, the interest rate for this term loan is 3.25%.
Deferred financing costs of $51.2 million related to the issuance of the US Dollar Term Loan and the Euro Term Loan are recorded as a reduction of the principal amount of the borrowings and are amortized using the effective interest method as a component of interest expense over the life of the term loans. Unamortized deferred financing costs were $28.4 million and $34.2 million as of December 31, 2020 and December 31, 2019, respectively.
Original issue discount of $5.1 million related to the Senior Secured Credit Facilities is recorded as a reduction of the principal amount of the borrowings and is amortized using the effective interest method as a component of interest expense over the life of the Senior Secured Credit Facilities. The unamortized original issue discount balance for the Senior Secured Credit Facilities is $2.9 million and $3.4 million at December 31, 2020 and December 31, 2019, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Costs of $6.4 million related to entering into the Revolving Credit Facility are recorded as “Deferred financing costs” and are being amortized on a straight-line basis over the term of the Revolving Credit Facility. Unamortized deferred financing costs related to the Revolving Credit Facility were $2.2 million and $3.3 million as of December 31, 2020 and December 31, 2019, respectively.
As of December 31, 2020, the Company had $9.9 million of letters of credit outstanding which would have reduced the available borrowing capacity under the Revolving Credit Facility to approximately $240.1 million.
As of December 31, 2019, the Company had $0.7 million of outstanding letters of credit which would have reduced the available borrowing capacity under the Revolving Credit Facility to approximately $129.3 million.
The Senior Secured Credit Facilities contain normal and customary affirmative and negative covenants. Some of the more restrictive covenants are (a) limitations on our ability to pay dividends, (b) limitations on asset sales and (c) limitations on our ability to incur additional indebtedness. The Senior Secured Credit Facilities also contain various events of default, the occurrence of which could result in the acceleration of all obligations. As of December 31, 2020 we were in full compliance with the provisions contained within the covenants.
New Term Loan
One June 23, 2020, the Company entered into an agreement in which the Company borrowed an additional $150.0 million in connection with the Senior Secured Credit Facilities (“New Term Loan” or “US Dollar Incremental Loan”). The new term loan is considered a new loan commitment under which the existing Senior Secured Credit Facilities is amended for certain changes in connection with the borrowing. The net proceeds after the deferred financing costs and original issue discount (as defined below) was $144.5 million. The Company will repay the loan in quarterly installments in the amount of $375,000 beginning September 30th, 2020, with $144.4 million payable at maturity on September 6, 2024.
The interest rate associated with the New Term Loan is 5.00% plus a 3-month LIBOR rate, and the 3-month LIBOR rate has a floor of 1.00%. At December 31, 2020, the interest rate for the New Term Loan is 6.00%.
Deferred financing costs of $1.7 million related to the issuance of the New Term Loan are recorded as a reduction of the principal amount of the borrowings and are amortized using the effective interest method as a component of interest expense over the life of the term loan. Unamortized deferred financing fees were $1.5 million as of December 31, 2020.
Original issue discount of $3.8 million related to the New Term Loan is recorded as a reduction of the principal amount of the borrowings and is amortized using the effective interest method as a component of interest expense over the life of the loan. The original issue discount balance for the New Term Loan is $3.3 million at December 31, 2020.
Notes
On August 8, 2017, the Company issued €450 million of Notes and related guarantees thereof and the proceeds were placed into escrow pending the consummation of the Diversey Acquisition. On September 6, 2017, the proceeds of the Notes were released from escrow and, together with the Equity Contribution and the proceeds from borrowings under the Term Loan Facility, were used to fund the Diversey Acquisition. The Notes were sold at par and are due August 15, 2025. The Notes bear interest at 5.625% and interest is payable semi-annually on February 15 and August 15 commencing on February 15, 2018. Costs related to the issuance of the Notes of $14.5 million are recorded as a reduction of the principal amount of the borrowings and are amortized using the effective interest method as a component of interest expense over the life of

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the Notes. Unamortized deferred financing costs were $9.7 million and $10.6 million as of December 31, 2020 and December 31, 2019, respectively.
On or after August 15, 2020, the Company has the option to redeem all or part of the Notes at the following redemption prices (expressed as percentages of principal amount) plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on August 15 of the each of the years indicated below:
Year	Percentage
2020	102.8%
2021	101.4%
2022 and thereafter	100.0%
Upon the occurrence of certain events constituting a change of control, holders of the Notes have the right to require the Company to repurchase all or any part of the Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date.
The indebtedness evidenced by the Notes is senior unsecured indebtedness of the Company, is senior in right of payment to all future subordinated indebtedness of the Company and is equal in right of payment to all existing and future senior indebtedness of the Company. The Notes are effectively subordinated to any secured indebtedness of the Company (including indebtedness of the Company outstanding under the Senior Secured Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Notes are unconditionally guaranteed on a senior basis by certain of the Company’s subsidiaries.
The indenture governing the Notes contains covenants that restrict the ability of the Issuer and its subsidiaries to, among other things, incur additional debt, make certain payments including payment of dividends or repurchase equity interest of the Issuer, make loans or acquisitions or capital contributions and certain investments, incur certain liens, sell assets, merge or consolidate or liquidate other entities, and enter into transactions with affiliates.
Short-term Borrowings
Our short-term borrowings comprise primarily of bank overdrafts to temporarily fund our working capital needs.
Sale-Leaseback Transactions
During March 2020, the Company completed sale-leaseback transactions under which it sold two properties to an unrelated third-party for a total of $22.9 million. Concurrent with this sale, the Company entered into agreements to lease the properties back from the purchasers over initial lease terms of 15 years. The leases for the two properties include an initial term of 15 years and four, five-year renewal options and provides for the Company to evaluate each property individually upon certain events during the life of the lease, including individual renewal options.
The Company classified the leases as a financing obligation to be paid over 15 years. The current and non-current portions are included in current portion of long-term debt and long-term debt, less current portion, respectively, on the Consolidated Balance Sheets.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Future repayments
Below is a schedule of required future principal repayments of our Senior Secured Credit Facilities, New Term Loan and Notes outstanding on December 31, 2020:
(in millions)
2021	$22.3
2022	22.3
2023	22.3
2024	2,102.6
2025	548.5
Thereafter	—
$2,718.0
NOTE 11 — PREFERRED EQUITY CERTIFICATES
Constellation (BC) 2 S.à r.l., was financed in part by preferred equity certificates (PECs), which are commonly used in private equity transactions in Luxembourg for tax planning purposes. PECs are a part of the capital structure and though classified as a debt instrument because they have an unconditional obligation to be redeemed in cash.
The PECs are summarized in the following table:
(in millions)	Maturity date	Interest Rate	Carrying Value December 31, 2019	Borrowing/ (Reimbursement)	Foreign Currency Translation	Carrying Value December 31, 2020	Interest Expense
Series 1 PECs	9/1/2047	See below	$588.4	$—	$53.3	$641.7	$—
The Series 1 PECs are legal obligations to securityholders, having a par value (and face amount) of EUR 1.00 each. The Series 1 PECs are yield-free and have a term of 30 years from the date of issuance, but can be redeemed earlier at the election of the Company. Mandatory retirement or optional redemption of the Series 1 PECs are at a price equal to par value.
NOTE 12 — DERIVATIVES AND HEDGING ACTIVITIES
As a large global organization, we face exposure to market risks, such as fluctuations in foreign currency exchange rates and interest rates. To manage the volatility relating to these exposures, we enter into various derivative instruments from time to time under our risk management policies. We designate derivative instruments as hedges on a transactional basis to support hedge accounting. The changes in fair value of these hedging instruments offset in part or in whole corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our policy. We do not purchase, hold or sell derivative financial instruments for trading purposes. Our practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if we determine the underlying forecasted transaction is no longer probable of occurring.
Foreign Currency Forward Contracts Designated as Cash Flow Hedges
The primary purpose of our cash flow hedging activities is to manage the potential changes in value associated with the amounts receivable or payable on equipment and raw material purchases that are denominated in foreign currencies in order to minimize the impact of change in foreign currencies. We record gains and losses on foreign currency forward contracts qualifying as cash flow hedges in other comprehensive

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
income (loss) to the extent the hedges are effective and until we recognize the underlying transactions in net income (loss), at which time we recognize these gains and losses in Other expense (income), net on our Consolidated Statements of Operations. Cash flows from derivative financial instruments are classified as cash flows from investing activities in the Consolidated Statement of Cash Flows. These contracts generally have original maturities of less than 12 months. The fair value of our foreign currency forward asset is $0.2 million at December 31, 2019 and is included as part of our Prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of our foreign currency forward liability is $2.2 million at December 31, 2019 and is included as part of Other current liabilities in our Consolidated Balance Sheets. As of December 31, 2020 there were no foreign currency forward contacts designated as cash flow hedges.
Interest Rate Swap Contracts Designated as Cash Flow Hedges
During August 2019, the Company entered in a series of interest rate swaps with a notional amount of $720 million. The primary purpose of our cash flow hedging activities is to manage the potential adverse fluctuations in interest rates by reducing our exposure to variability in cash flows on a portion of the Company’s floating-rate debt. We record gains and losses on the Interest Rate Swap contracts that qualify as cash flow hedges in other comprehensive income (loss), net of tax to the extent the hedges are effective and until we recognize the underlying transactions in net income (loss), at which time we recognize these gains and losses in Other expense (income), net on our Consolidated Statements of Operations. Cash flows from derivative financial instruments are classified as cash flows from investing activities in the Consolidated Statement of Cash Flows. These contracts have original maturities of 60 months. The short and long term fair value of our interest rate swap is $(20.8) million as of December 31, 2020, and is included as a part of our other current liabilities and other non-current liabilities in our Consolidated Balance Sheets. The short and long term fair value of our interest rate swap is $6.5 million as of December 31, 2019, and is included as part of our prepaid expenses and other current assets and other non-current assets in our Consolidated Balance Sheets.
Net unrealized after-tax loss related to these contracts that were included in other comprehensive income was $15.6 million for the year ended December 31, 2020. The unrealized amounts in other comprehensive income will fluctuate based on changes in the fair value of open contracts during each reporting period.
We estimate that $6.6 million of net unrealized after-tax derivative loss included in accumulated other comprehensive income (AOCI) will be reclassified into earnings within the next twelve months.
Fair Value of Derivative Instruments
See Note 13 for a discussion of the inputs and valuation techniques used to determine the fair value of our outstanding derivative instruments. The following table details the fair value of our derivative instruments included in the Consolidated Balance Sheets:
(in millions)	December 31, 2020	December 31, 2019
Derivative assets
Foreign currency forward contracts	$—	$0.2
Interest rate swaps	—	6.5
Total derivative assets	$—	$6.7
Derivative liabilities
Foreign currency forward contracts	$—	$(2.2)
Interest rate swaps	(20.8)	—
Total derivative liabilities	$(20.8)	$(2.2)

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the effect of our derivative instruments on our Consolidated Statements of Operations:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Derivatives designated as hedging instruments:
Cash flow hedges:
Foreign currency forward contracts(1)	$0.5	$0.2	$0.5
Interest rate swaps(1)	(5.3)	—	—
Total	$(4.8)	$0.2	$0.5

(1)
Amounts recognized on the foreign currency forward contracts and interest rate swaps were included in other (income) expense during the year ended December 31, 2020 and December 31, 2019.

NOTE 13 — FAIR VALUE MEASUREMENTS AND OTHER FINANCIAL INSTRUMENTS
Fair Value Measurements
In determining fair value of financial instruments, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value. We determine the fair value of our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•
Level 1 Inputs:   Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs:   Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs:   Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table details the fair value hierarchy of our financial assets and liabilities, which are measured at fair value on a recurring basis:
	December 31, 2020
(in millions)	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$118.4	$118.4	$—	$—
Restricted cash and compensating balance deposits	$8.8	$8.8	$—	$—
Interest rate swaps, net liability	$(20.8)	$—	$(20.8)	$—
Contingent consideration	$(8.2)	$—	$—	$(8.2)

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 2019
	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$12.4	$12.4	$—	$—
Restricted cash and compensating balance deposits	$14.0	$14.0	$—	$—
Foreign currency forward contracts, net liability	$2.0	$2.0	$—	$—
Interest rate swaps, net asset	$6.5	$—	$6.5	$—
Contingent consideration	$(12.5)	$—	$—	$(12.5)
Cash Equivalents
Our cash equivalents consist of bank time deposits (Level 1) and money market funds (Level 1). Since these are short-term highly liquid investments with original maturities of three months or less at the date of purchase, they present negligible risk of changes in fair value due to changes in interest rates.
The money market funds are redeemable upon demand and seek to maintain their net asset value at $1 per unit. As of December 31, 2020, the Company classified its money market funds as Cash and cash equivalents with a market value of $113.0 million.
Restricted Cash and Compensating Balances
As disclosed in Note 6, we entered into a Master Agreement in connection with a non-recourse trade receivables factoring program with Factofrance with respect of several of our companies located in Europe under individually executed RPAs. Under the Master Agreement, we are required to maintain and segregate certain cash balances, the usage of which is restricted under the terms of the Master Agreement, of which $5.4 million is held as collateral and classified within Other Non-current Assets on the Company’s Consolidated Balance Sheet. The remaining $3.1 million is cash received but considered restricted and classified within Prepaid Expenses and Other Current Assets on the Company’s Consolidated Balance Sheet.
We accounted for transfers of receivables pursuant to the RPAs as a sale and removed them from our consolidated balance sheets. We maintained a “beneficial interest,” or a right to collect cash, in the sold receivables in which we do not immediately collect cash. Cash receipts from the beneficial interests on sold receivables (which are cash receipts on the underlying trade receivables that have already been sold in these agreements) are classified as investing activities and presented as cash receipts on sold receivables on our consolidated statements of cash flows.
We have other compensating balance deposits of $0.3 million that are required by certain financial institutions as cash collateral for credit provided to us. The balance is reflected within Other non-current Assets on the Company’s Consolidated Balance Sheet.
Derivative Financial Instruments
Our foreign currency forward contracts and interest rate swaps are recorded at fair value on our Consolidated Balance Sheets that incorporates observable market inputs. These market inputs include foreign currency spot and forward rates and the LIBOR rate. These inputs are obtained from pricing data quoted by various banks, third party sources and foreign currency dealers involving identical or comparable instruments (Level 2).
Counterparties to these foreign currency forward contracts are investment grade rated by Standard & Poor’s and Moody’s. Credit ratings on some of our counterparties may change during the term of our financial instruments. We closely monitor our counterparties’ credit ratings and, if necessary, will make any appropriate changes to our financial instruments. The fair value generally reflects the estimated amounts that we would receive or pay to terminate the contracts at the reporting date.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contingent Consideration
We recorded contingent consideration related to earn-out provisions from our previous acquisitions. The fair values of such contingent consideration were derived using a discounted cash flow model based on the projection of performance metrics, which are generally based on upon achieving certain revenue targets as outlined in the various provisions within the purchase agreements and the probability of achieving them.
We remeasure amounts related to contingent consideration liabilities related to acquisitions that were carried at fair value on a recurring basis in the consolidated financial statements for which a fair value measurement was required. We recorded approximately $8.2 million and $12.5 million in contingent consideration liability at December 31, 2020 and December 31, 2019 respectively, for various acquisitions occurring prior to 2017.
With respect to the above contingent consideration liabilities, which is a Level 3 consideration, the amount of (gain) loss included in other (income) expense within the consolidated statement of operations was $1.1 million, $(5.5) million, and $(0.1) million for year ended December 31, 2020 December 31, 2019, and December 31, 2018, respectively.
Other Financial Instruments
The following financial instruments are recorded at fair value or at amounts that approximate fair value: (1) trade receivables, net, (2) certain other current assets, (3) accounts payable and (4) other current liabilities. The carrying amounts reported on our Consolidated Balance Sheets for the above financial instruments closely approximate their fair value due to the short-term nature of these assets and liabilities.
Other liabilities that are recorded at carrying value on our Consolidated Balance Sheets include our debt. We utilize a market approach to calculate the fair value of our Notes. Due to the limited investor base and the face value of some of our Notes, they may not be actively traded on the date we calculate their fair value. Therefore, we may utilize prices and other relevant information generated by market transactions involving similar securities, reflecting U.S. Treasury yields to calculate the yield to maturity and the price on some of our Notes. These inputs are provided by an independent third party and are considered to be Level 2 inputs.
We derive our fair value estimates of our various other debt instruments by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. We also incorporated our credit default swap rates and currency specific swap rates in the valuation of each debt instrument, as applicable. These inputs are provided by an independent third party and are considered to be Level 2 inputs.
These estimates are subjective and involve uncertainties and matters of significant judgment, and therefore we cannot determine them with precision. Changes in assumptions could significantly affect our estimates.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows the carrying amounts and estimated fair values of our debt, all of which are based on Level 2 inputs:
	December 31, 2020		December 31, 2019
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
US Dollar Term Loan(1)	$859.1	$856.3	$864.6	$863.4
US Dollar Incremental Term Loan(1)	144.8	149.0	—	—
Euro Term Loan(1)	1,129.5	1,161.0	1,042.5	1,058.8
Notes(2)	538.7	552.7	492.4	494.2
Revolving credit facility	—	—	120.0	120.0
Preferred Equity Certificates	641.7	641.7	588.4	588.4
	$3,313.8	$3,360.7	$3,107.9	$3,124.8

(1)
Carrying amounts are net of deferred financing costs and original issue discount.

(2)
Carrying amount is net of deferred financing costs.

Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances, such as acquisitions.
Credit and Market Risk
Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, establishing credit limits, diversification of counterparties, and procedures to monitor concentrations of credit risk.
It is our policy to have counterparties to these contracts that are rated at least BBB- or higher by Standard & Poor’s and Baa3 or higher by Moody’s. Nevertheless, there is a risk that our exposure to losses arising out of derivative contracts could be material if the counterparties to these agreements fail to perform their obligations. We will replace counterparties if a credit downgrade is deemed to increase our risk to unacceptable levels.
We regularly monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.
We continually monitor the creditworthiness of our diverse base of customers to which we grant credit terms in the normal course of business and generally do not require collateral. We consider the concentrations of credit risk associated with our trade accounts receivable to be commercially reasonable and believe that such concentrations do not leave us vulnerable to significant risks of near-term severe adverse impacts. The terms and conditions of our credit sales are designed to mitigate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.
NOTE 14 — DEFINED BENEFIT PENSION PLANS
Retirement Savings Plans
We maintain qualified contributory retirement savings plans in which most of our U.S. employees are eligible to participate. The qualified contributory retirement savings plans generally provide for contributions in cash based upon the amount contributed to the plans by the participants.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Retirement savings plans costs are charged to operations and totaled $1.5 million, $1.8 million and $1.6 million for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively.
We have various international defined contribution benefit plans which cover certain employees. We have expanded use of these plans in select countries where they have been used to supplement or replace defined benefit plans.
Defined Benefit Pension Plans
In connection with the Diversey Acquisition, the Company assumed certain defined benefit plans related to non-U.S. subsidiaries and retained certain plan assets associated with the assumed obligations. All defined pension plan obligations for current and former employees in the United States, Canada and the United Kingdom were retained by Sealed Air.
We recognize the funded status of each defined pension benefit plan as the difference between the fair value of plan assets and the projected benefit obligation of the employee benefit plans in the Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive loss, net of taxes. Each over-funded plan is recognized as an asset and each underfunded plan is recognized as a liability on the Consolidated Balance Sheets. Subsequent changes in the funded status are reflected in unrecognized pension items, a component of accumulated other comprehensive loss on the Consolidated Balance Sheets. The amount of unamortized pension items is recorded net of tax. The measurement date used to determine the projected benefit obligation and the fair value of plan assets is December 31.
We have amortized actuarial gains or losses over the average future working lifetime (or remaining lifetime of inactive participants if there are no active participants). We have used the corridor method, where the corridor is the greater of ten percent of the projected benefit obligation or fair value of assets at year end. If actuarial gains or losses do not exceed the corridor, then there is no amortization of gain or loss.
The following table shows the components of our net period benefit cost for the years ended December 31, 2020, December 31, 2019, and December 31, 2018:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net periodic benefit cost:
U.S. and international net periodic cost included in selling, general and administrative expenses	$6.0	$4.9	$5.8
U.S. and international net periodic income included in other (income) expense, net	(12.9)	(8.9)	(10.8)
Total benefit	$(6.9)	$(4.0)	$(5.0)
Obligations and Funded Status
The following table sets forth the changes to the projected benefit obligations (“PBO”) and plan assets for the year ended years ended December 31, 2020, December 31, 2019, and December 31, 2018 for the

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Company’s defined benefit pension plans. The measurement date used to determine benefit obligations and plan assets is December 31 for all material plans.
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Change in benefit obligation:
Projected benefit obligation at beginning of period	$546.0	$519.1	$544.5
Service cost	6.0	4.9	5.8
Interest cost	4.2	7.0	7.2
Participants’ contributions	2.4	2.1	2.1
Benefits paid	(10.2)	(8.8)	(8.6)
Actuarial loss (gain)	47.1	49.7	(9.9)
Plan Amendments	—	(12.4)	—
Settlements	(8.2)	(8.2)	(1.5)
Currency translation adjustment	49.1	(7.4)	(20.5)
Projected benefit obligation at end of period	$636.4	$546.0	$519.1
Change in plan assets:
Fair value of plan assets at beginning of period	$378.1	$333.2	$350.9
Actual return on plan assets	22.2	51.7	(7.9)
Settlements	(8.2)	(8.2)	(1.5)
Employer contributions	12.0	12.5	10.8
Participants’ contributions	2.4	2.1	2.1
Benefits paid	(10.2)	(8.8)	(8.6)
Currency translation adjustment	34.2	(4.4)	(12.6)
Fair value of plan assets at end of period	$430.5	$378.1	$333.2
Unfunded status, net	$205.9	$167.9	$185.9
Accumulated benefit obligation at end of period	$613.7	$524.5	$496.0
Amounts recognized in the Consolidated Balance Sheet:
Other non-current assets	$0.2	$0.4	$1.3
Other current liabilities	(3.0)	(2.4)	(2.2)
Other non-current liabilities	(203.1)	(165.9)	(185.0)
Net amount recognized	$(205.9)	$(167.9)	$(185.9)

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Components of Net Periodic Benefit Cost
The following table sets forth the components of net period benefit cost for the year ended December 31, 2020, December 31, 2019, and December 31, 2018:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Line Item on Consolidated Statement of Operations
Net period benefit cost:
Service cost	$6.0	$4.9	$5.8	Selling, general and administrative expenses
Interest cost	4.2	7.0	7.2	Other (income) expense, net
Expected return on plan assets	(17.2)	(16.5)	(18.0)	Other (income) expense, net
Amortization of prior service cost and net actuarial loss	(0.8)	—	—	Other (income) expense, net
Loss recognized during fiscal year due to settlement	0.9	0.6	—	Other (income) expense, net
Net period benefit cost	(6.9)	(4.0)	(5.0)
Changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net actuarial loss (gain), net	47.1	49.7	(9.9)
Loss recognized during fiscal year due to settlement	(0.9)	(0.6)	—
Prior service credit occurring during fiscal year	—	(12.4)	—
Prior Service Credit Amortized During Fiscal Year	1.4	—	—
Net (Loss) or Gain Amortized During Fiscal Year	(0.6)	—	—
Asset loss (gain) occurring during the year	(4.9)	(35.1)	25.2
Total loss recognized in other comprehensive loss	42.1	1.6	15.3
Total recognized in net periodic benefit cost and other comprehensive income	$35.2	$(2.4)	$10.3
The PBO is the actuarial present value of benefits attributable to employee service rendered to date that takes into account estimated future pay increases. The accumulated benefit obligation (“ABO”) is the actuarial present value of benefits attributable to employee service to date that does not take future employee increases into account.
The following table reflects the ABO for all defined benefit pension plans as of December 31, 2020 and December 31, 2019, respectively. Further, the table reflects the aggregate PBO, ABO and fair value of plan assets for pension plans with PBO in excess of plan assets and for pension plans with ABO in excess of plan assets.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)	December 31, 2020	December 31, 2019
ABO	$613.7	$524.5
Plans with PBO in excess of plan assets
PBO	$633.7	$543.2
ABO	$610.9	$521.6
Fair value of plan assets	$427.6	$374.8
Plans with ABO in excess of plan assets
PBO	$618.6	$530.0
ABO	$598.3	$510.5
Fair value of plan assets	$413.3	$362.3
The accumulated net actuarial gains (losses) for pensions and other post-employment benefits primarily relate to differences between the actual net periodic expense and the expected net periodic expense from differences in significant assumptions, primarily including return on plan assets and discount rates used in these estimates.
Estimated Future Benefit Payments
The following table reflects the total benefit payments expected to be made for defined benefits:
(in millions)
2021	$15.1
2022	15.4
2023	15.8
2024	18.2
2025	17.3
2026 – 2030	109.7
Actuarial Assumptions
We determine our material assumptions for all plans on an annual basis as of December 31. Weighted average assumptions used to determine benefit obligations at December 31, 2020 and December 31, 2019 were as follows:
	December 31, 2020	December 31, 2019
Benefit obligations:
Discount rate	0.6%	1.0%
Rate of compensation increase	1.9%	2.1%
Pension increase rate	1.5%	1.5%

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Weighted average assumptions used to determine net period benefit cost for the year ended December 31, 2020 and December 31, 2019 were as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2019
Benefit cost:
Discount rate	1.0%	1.7%
Expected long-term rate of return	4.4%	5.3%
Rate of compensation increase	2.1%	2.1%
Pension increase rate	1.5%	1.5%
The discount rates used reflect the expected future cash flow based on plan provisions, participant data as of the latest actuarial valuation and the currencies in which the expected future cash flows will occur. For the majority of defined benefit pension obligations, the Company utilizes prevailing long-term high quality corporate bond indices applicable to the respective country at the measurement date. In countries where established corporate bond markets do not exist, the Company utilizes other index movement and duration analysis to determine discount rates. The long-term rate of return on plan assets assumptions reflect economic assumptions applicable to each country and assumptions related to the preliminary assessments regarding the type of investments to be held by the respective plans.
Plan Assets
We review the expected long-term rate of return on plan assets annually, taking into consideration our asset allocation, historical returns, and the current economic environment. The expected return on plan assets is calculated based on the fair value of plan assets at year end. To determine the expected return on plan assets, expected cash flows have been taken into account.
Our long-term objectives for plan investments are to ensure that (a) there is an adequate level of assets to support benefit obligations to participants over the life of the plans, (b) there is sufficient liquidity in plan assets to cover current benefit obligations, and (c) there is a high level of investment return consistent with a prudent level of investment risk. The investment strategy is focused on a long-term total return in excess of a pure fixed income strategy with short-term volatility less than that of a pure equity strategy.
To accomplish this objective, we invest assets primarily in a diversified mix of equity and fixed income investments. Our targeted asset by category percentages are as follows:
Equity securities	41%
Debt securities	41%
Real estate	8%
Other	10%
Total	100%

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair values of our pension plan assets, by asset category, and fair value levels are as follows:
(in millions)	December 31, 2020				December 31, 2019
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$4.8	$4.7	$0.1	$—	$5.8	$5.7	$0.1	$—
Fixed income funds(2)	172.1	1.0	171.1	—	142.7	0.9	141.8	—
Equity funds(3)	178.2	0.1	178.1	—	156.5	0.2	156.3	—
Real estate	30.3	—	30.3	—	29.0	—	29.0	—
Other(4)	45.1	—	2.9	42.2	44.1	—	5.1	39.0
Total	$430.5	$5.8	$382.5	$42.2	$378.1	$6.8	$332.3	$39.0

(1)
Short-term investment fund that invests in a collective trust that holds short-term highly liquid investments with principal preservation and daily liquidity as its primary objectives. Investments are primarily comprised of certificates, government securities, commercial paper and time deposits.

(2)
Fixed income funds that invest in a diversified portfolio of publicly traded government bonds and corporate bonds. There are no restrictions on these investments, and they are valued at the net asset value at year end.

(3)
Equity funds that invest in a diversified portfolio of publicly traded domestic and international common stock, with an emphasis in European securities. There are no restrictions on these investments, and they are valued at the net asset value of the shares held at year end.

(4)
The majority of these assets are invested in real estate funds and other alternative investments. Also includes insurance contracts, which consists of the Company and employee contributions and accumulated interest income at guaranteed stated interest rates and provides for benefit payments and plan expenses.

The following table shows the activity of our plan assets, which are measured at fair value using Level 3 inputs:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Balance at beginning of period	$39.0	$40.5
Gains on assets still held at year-end	1.3	1.6
Purchases, sales, issuances and settlements	(1.6)	(1.2)
Transfers in and/or out of Level 3	0.1	(1.1)
Foreign exchange (loss)/gain	3.4	(0.8)
Balance at end of period	$42.2	$39.0
Level 3 pension assets are remeasured at least annually. Real estate properties, which are primarily located in Switzerland, are valued under the income approach using the discounted cash flow method, by which the market value of the property is determined as the total of all projected future earnings discounted to the valuation date. Insurance contracts are valued under the income approach using the discounted cash flow method. The discount rate and various assumptions used for the insurance contracts are consistent with the assumptions used by the actuary to measure the pension benefit obligation.
NOTE 15 — OTHER POST-EMPLOYMENT BENEFITS AND OTHER EMPLOYEE BENEFIT PLANS
Prior to the Acquisition, Sealed Air provided for partial healthcare, dental, vision and life insurance benefits for certain retired Diversey employees, primarily in North America. The defined benefit obligations

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
related to this post-employment benefit were not assumed by the Company in connection with the Acquisition. The Company implemented a replacement retiree health care reimbursement plan for certain North American employees. The plan is funded on a pay-as-you-go basis. In accordance with ASC Topic 715, the amount of the accumulated benefit obligation on the initiation date is accounted for as prior service cost and is deferred as a component of accumulated other comprehensive income and amortized over the period benefited.
Obligations and Funded Status
The measurement date used to determine the other long-term post-employment obligations was December 31. The following table sets forth the changes to the projected benefit obligations (“PBO”) and plan assets for the year ended December 31, 2020 and December 31, 2019, respectively, for the Company’s other long-term post-employment plans:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Change in benefit obligation:
Benefit obligation at beginning of period	$1.8	$1.6
Service cost	0.1	0.1
Interest cost	0.1	0.1
Actuarial gain	0.2	—
Benefit obligation at end of period	2.2	1.8
Underfunded status	$2.2	$1.8
Amounts recognized in balance sheet:
Other non-current liabilities	$2.2	$1.8
Net amount recognized	$2.2	$1.8
Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss	$0.2	$—
Prior service credit	—	(0.5)
Total	$0.2	$(0.5)
The accumulated net actuarial (gains) losses for other post-employment benefits primarily relate to differences between the actual net periodic expense and the expected net periodic expense from differences in significant assumptions which are primarily the discount rates used in these estimates. The accumulated prior service cost for the other post-employment benefit plan relates to the remaining unamortized amount of the ABO on the initiation date of the plan.
There is no estimated pretax amounts that is expected to be amortized from accumulated other comprehensive loss into net periodic benefit costs during 2021 for other long-term post-employment plans.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Components of Net Periodic Benefit Cost
The following table sets forth the components of net period benefit cost for the year ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Line Item on Consolidated Statement of Operations
Components of net periodic benefit cost and amounts recognized in other comprehensive income (loss):
Net period benefit (credit) cost:
Service cost	$0.1	$0.1	$0.1	Selling, general and administrative expenses
Interest cost	0.1	0.1	0.1	Other (income) expense, net
Amortization of prior service cost	—	—	0.2	Other (income) expense, net
Net period benefit cost	$0.2	$0.2	$0.4
Assumptions
In determining the present value of other post-employment obligations and net periodic benefit cost as of December 31, 2020 and December 31, 2019 the Company used the following assumptions:
	December 31, 2020	December 31, 2019
Weighted average discount rate to determine benefit obligations	2.0%	2.6%
Weighted average discount rate to determine net cost	2.6%	3.6%
The health care cost trend rate used was 6.2% trending down to 4.9% in future years. A 1.00% increase in health care costs will increase our benefit obligation by approximately $0.1 million while a 1.00% decrease in health care costs will decrease our benefit obligation by approximately $0.1 million.
NOTE 16 — INCOME TAXES
U.S. and Non-U.S. components of Earnings (Loss) Before Income Tax Provision (Benefit):
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
U.S.	$(5.6)	$(119.3)	$(210.4)
Non-U.S.	(23.7)	43.0	(14.3)
Total	$(29.3)	$(76.3)	$(224.7)

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Income Tax Provision (Benefit):
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Current
U.S.	$1.5	$2.3	$3.4
Non-U.S.	36.5	60.0	36.3
Total current expense	38.0	62.3	39.7
Deferred
U.S.	(37.1)	(7.0)	14.2
Non-U.S.	8.3	(22.6)	(39.5)
Total deferred tax benefit	(28.8)	(29.6)	(25.3)
Income tax provision	$9.2	$32.7	$14.4
Reconciliation to Statutory Provision
A reconciliation of income taxes computed at Luxembourg’s statutory income tax rate of 24.9% and our provision for income taxes is as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Statutory provision (benefit)	$(7.3)	$(19.0)	$(56.0)
U.S. state income taxes, net of federal benefit	(9.7)	(3.1)	(1.8)
Foreign earnings taxed at different rates	2.8	2.7	11.9
Permanent differences	0.8	9.2	11.2
Share-based compensation	16.9	—	—
Net change in valuation allowance	(6.5)	(12.0)	2.2
Audit settlements and changes to unrecognized tax benefits	(10.3)	8.1	17.1
Deferred tax asset adjustments	5.2	11.7	16.9
Net change in estimate of prior period tax	(4.6)	2.8	10.1
Change in tax laws	14.5	23.4	(26.0)
Withholding taxes	8.8	5.4	4.7
Goodwill impairment	—	—	15.7
Other	(1.4)	3.5	8.4
Income Tax Provision	$9.2	$32.7	$14.4
For 2020, the difference in the statutory income tax benefit of $(7.3) million and the recorded income tax provision of $9.2 million was primarily attributable to $16.9 million of income tax expense related to non-deductible share-based compensation and $14.5 million of income tax expense driven by changes to tax laws impacting our deferred tax liabilities, offset by a net favorable change of $10.3 million from audit settlements and changes to unrecognized tax benefits.
For 2019, the difference in the statutory income tax benefit of $(19.0) million and the recorded tax provision of $32.7 million was primarily attributable to $23.4 million of income tax expense driven by changes to tax laws impacting deferred tax liabilities, $11.7 million of unfavorable adjustments to deferred tax balances in foreign subsidiaries, $9.2 million of income tax expense related to the impact of permanent differences, and a net unfavorable change of $8.1 million from audit settlements and changes to

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
unrecognized tax benefits. These increases to income tax expense were partially offset by a net $12.0 million decrease in the valuation allowance as a result of changes in the assessment of the realizability of non-U.S. deferred tax assets.
For 2018, the difference in the statutory income tax benefit of $(56.0) million and the recorded tax provision of $14.4 million was primarily attributable to a net unfavorable change of $17.1 million from audit settlements and changes to unrecognized tax benefits, $16.9 million of unfavorable adjustments to deferred tax balances, $15.7 million of income tax expense related to non-deductible goodwill impairment, $11.9 million of income tax expense related to foreign earnings taxed at higher effective rates, and $11.2 million of income tax expense related to the impact of permanent differences. These increases to income tax expense were offset by a net $26.0 million income tax benefit related to changes to tax laws impacting deferred tax liabilities.
Deferred Tax Balances
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Deferred Tax Assets
Accruals not yet deductible for tax purposes	$82.1	$56.2
Net operating loss carryforwards	82.4	75.7
U.S., Non-U.S. and state tax credits	12.2	3.2
Employee benefit items	46.4	38.0
Intercompany losses	36.0	35.8
Intercompany interest	34.7	26.0
Lease liability	16.0	20.7
Other	8.4	7.6
Gross deferred tax assets	318.2	263.2
Less: Valuation allowance	(79.5)	(102.1)
Total deferred tax assets	238.7	161.1
Deferred Tax Liabilities
Depreciation and amortization	(33.7)	(26.3)
Unremitted foreign earnings	(1.1)	(1.7)
Intangibles	(324.4)	(291.4)
Other	—	(8.3)
Total deferred tax liabilities	(359.2)	(327.7)
Net deferred tax liability	$(120.5)	$(166.6)
We have investments in various foreign subsidiaries. The unremitted earnings for investments in foreign subsidiaries are not considered to be indefinitely reinvested, and we have recognized a deferred tax liability related to those earnings. To the extent that there are outside basis differences beyond the unremitted earnings, we have not recognized a deferred tax liability as we are considered to be indefinitely reinvested in our foreign subsidiaries. Determination of the amount of unrecognized deferred taxes that would apply in recovering the outside basis differences in our foreign subsidiaries is impracticable due to the complexity of the calculations and the assumptions about the circumstances existing if and when remittance occurs.
We have a U.S. federal NOL of $35.8 million (tax effected $7.5 million) which can be carried forward indefinitely. We also have U.S. state NOLs in the amount of $292.2 million (tax effected $18.4 million) which expire over various tax years. Of the $18.4 million U.S. state NOLs, $14.7 million is not expected to be

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
realized as of December 31, 2020 and as such, a valuation allowance has been recorded. We have non-U.S. NOLs totaling $241.8 million (tax effected $56.5 million) which expire during various tax years. Of the $56.5 million non-U.S. NOLs, $11.4 million is not expected to be realized as of December 31, 2020 and as such, a valuation allowance has been recorded.
We have $10.6 million of U.S. foreign tax credits, which expire in 2030. Of the $10.6 million of U.S. foreign tax credits, $7.6 million is not expected to be realized as of December 31, 2020 and as such, a valuation allowance has been recorded. We have $1.7 million of U.S. state research and development credits. We do not expect to use any of these state credits and as such, a valuation allowance has been recorded.
Unrecognized Tax Benefits
The following table summarizes the activity related to our gross unrecognized tax benefits:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Balance at beginning of period	$74.9	$74.7	$47.7
Gross increases – tax positions in current period	—	2.2	48.1
Decreases from settlements with tax authorities	(13.2)	—	—
Lapse of statute of limitations	(1.6)	(2.0)	(21.1)
Balance at end of period	$60.1	$74.9	$74.7
The total amount of gross unrecognized tax benefits was $60.1 million, $74.9 million and $74.7 million as of December 31, 2020, 2019 and 2018 respectively, of which, $42.9 million, $57.8 million and $62.2 million, if recognized, would affect our effective tax rate, respectively. During the year ended December 31, 2020, gross unrecognized tax benefits decreased by approximately $14.8 million, primarily as a result of settling non-U.S. tax matters.
The Company classifies interest expense and penalties related to liabilities for unrecognized tax benefits in the consolidated financial statements as income tax expense. As of December 31, 2020 and December 31, 2019, accrued interest and penalties related to unrecognized tax benefits totaled $8.1 million and $7.5 million, respectively.
Our U.S. federal income tax return is subject to examination for a period of three years after its filing date. The earliest year open is the tax year 2018. Income tax returns in non-U.S. jurisdictions have statutes of limitations generally ranging from three to five years after their filing date. We have various non-U.S. returns in the process of examination but have largely concluded all other income tax matters for the years prior to 2012.
We believe that an adequate provision has been made for any adjustments that may result from the ongoing examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in our tax audits are resolved in a manner not consistent with management’s expectations, we could be required to adjust our provision for income taxes in the period such resolutions occurs. Although the timing of resolution, settlement, and closure of audits is not certain, we do not believe it is reasonably possible that our unrecognized tax benefits will materially change in the next 12 months.
NOTE 17 — COMMITMENTS AND CONTINGENCIES
At times, we are subject to governmental investigations and various legal actions and claims from governmental agencies and other parties. The outcomes of these matters are not within our complete control and may not be known for prolonged periods of time. We record a liability in the Consolidated Financial Statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
within the range is a better estimate than any other, the minimum amount of the range is accrued. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from these matters are inherently difficult to predict. Management believes that the ultimate disposition of these matters should not have a material adverse effect on the Company’s consolidated financial position or results of operations or cash flows.
Environmental Matters
We are subject to loss contingencies resulting from environmental laws and regulations, and we accrue for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals are not reduced by potential insurance recoveries, if any. We do not believe that it is reasonably possible that our liability in excess of the amounts that we have accrued for environmental matters will be material to our consolidated financial condition or results of operations. Environmental liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated.
We evaluate these liabilities periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) or new sites are assessed and costs can be reasonably estimated, we adjust the recorded accruals, as necessary. We believe that these exposures are not material to our consolidated financial condition or results of operations. We believe that we have adequately reserved for all probable and estimable environmental exposures.
Guarantees and Indemnification Obligations
We are a party to many contracts containing guarantees and indemnification obligations. These contracts primarily consist of:
•
Product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products will conform to specifications. We generally do not establish a liability for product warranty based on a percentage of sales or other formulas. We accrue a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and annual expense related to product warranties are immaterial to our consolidated financial position and results of operations; and

•
Intellectual property warranties by us to third parties in which we have agreed to indemnify the licensee such third parties against infringement claims.

Asset retirement obligations
We have recorded asset retirement obligations primarily associated with asbestos abatement, lease restitution and the removal of underground tanks. Our asset retirement obligation liabilities were $6.6 million and $5.6 million at December 31, 2020 and December 31, 2019, respectively. We also recorded assets within property and equipment, net which included $0.5 million and $0.5 million related to buildings and $0.2 million and $0.4 million related to leasehold improvements as of December 31, 2020 and December 31, 2019, respectively. We did not have accretion expense for the years ended December 31, 2020 and December 31, 2019.
NOTE 18 — RELATED PARTY TRANSACTIONS
Bain
On September 6, 2017, in conjunction with the Diversey acquisition, we entered into a management agreement with Bain, our Sponsor. Pursuant to the management agreement, we pay Bain a fee for advisory,

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
consulting and other services (the “Management Fee”). Pursuant to the management agreement, we will pay an annual management fee of $7.5 million plus Bain’s reasonable out-of-pocket expenses. The Management Fee is payable on a quarterly basis in advance on or before the start of each calendar quarter. During the year ended December 31, 2020, 2019 and 2018, we recorded $7.5 million, $7.5 million and $7.5 million of Management Fee expenses, respectively.
In addition to the management fee, we may pay consulting fees to Bain for services related to future transactions or in consideration of any additional services provided to us under the management agreement. For the years ended December 31, 2020 and 2019 we paid Bain $9.8 million of consulting fees. For the year ended December 31, 2018 we did not pay Bain consulting fees. There are no amounts due to Bain at December 31, 2020 and December 31, 2019.
Beginning in 2019, Phil Wieland served as our interim CFO while employed by Bain. We did not pay a separate salary under the terms of the management agreement. Mr. Wieland was named interim CEO in January of 2020 and was later named permanent CEO in July of 2020.
We may conduct business with other Bain affiliates from time to time in the normal course of business. Although we may have common owners with these affiliates depending upon the Bain fund ownership structure, we believe the terms were comparable to terms available or amounts that would be paid or received, as applicable, in an arm’s-length transaction with a party unrelated to us.
Investment in Virox
As discussed in Note 3, we, along with Virox, are parties to inter-entity transactions that include a distribution agreement, royalty agreement and a supply agreement. Under a distribution agreement, we recognized revenue totaling $85.1 million for the year ended December 31, 2019. We also recognized royalty expense of $3.3 million during the year ended December 31, 2019, respectively. We purchased $42.4 million inventory from Virox for the year ended December 31, 2019 under the supply agreement.
As discussed in Note 5, on December 17, 2019, Diversey acquired all Intellectual Property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, associated income, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP. The IP was valued at $37.4 million (cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million).
Virox was provided a global royalty free non-exclusive license (License Agreement) under the current IP (current and pending Virox patents only) in perpetuity in order to continue its existing private label and branded business for the markets it currently serves.
Additionally, Virox acquired Diversey’s shares held in Virox Holdings, Inc. and Virox International Holdings Inc, by way of a cash purchase agreement of $27.1 million, resulting in a gain of $13.0 million.
The Company accounted for its investment in Virox under the equity method, this investment was initially recognized at fair value as part of the Diversey Acquisition. The carrying amount of the investment was adjusted to recognize changes in the Company’s share of net assets of Virox since the acquisition date.
NOTE 19 — SHARE-BASED COMPENSATION
During 2018 we implemented a management equity incentive plan (MEIP) and cash long-term incentive plan (LTIP), whereby grants were made pursuant to each plan to certain employees. These awards are accounted for under ASC 718, Compensation-Stock Compensation.
MEIP
During 2018, Constellation S.à.r.l., a subsidiary of the Company, adopted a management equity incentive plan (MEIP), consisting of Class B through Class F incentive shares (Incentive Shares) granted to

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
certain domestic and foreign employees (Participants). The Class B Incentive Shares, which represent 50% of the awards, vest ratably, except for the occurrence of a Change in Control, as defined in the Security holder Agreement (SHA), whereby vesting accelerates to 100%. Vesting does not accelerate upon completion of an initial public offering as it does not constitute a Change in Control under the SHA. Participants are entitled to receive distributions as/when paid by the issuer, in the amounts determined in the SHA and are subject to a waterfall distribution. Class C through Class F participants are also subject to certain performance targets within the distribution waterfall. The SHA contains an employer call option whereby we have the option to repurchase the Incentive Shares upon employee termination based upon amounts outlined in the SHA. For the majority of our awards, as the issuer’s intent is to exercise the call option upon employee termination, the awards must be classified as a liability, and will be remeasured at each reporting period. We also have certain awards that are not subject to call options and classified as equity. In 2019, the Class F shares were exchanged pro rata for Class C through Class E shares.
Compensation expense is recognized straight-line over the requisite service period, which is determined to be approximately five years due to the call option feature included in the awards. For the year ended December 31, 2020, we recorded $67.5 million in compensation expense valuing our awards at fair value in accordance with ASC 718. For the year ended December 31, 2019, we recorded $3.0 million in compensation expense, of which $1.2 million was recorded through equity, valuing our awards at intrinsic value in accordance with ASC 718. We did not record any compensation expense or liability for the year ended December 31, 2018. We have not recorded any compensation expense or liability for our performance-based awards for the years ended December 31, 2020, 2019 and 2018 as the performance conditions are not probable of being met. Our policy is to recognize forfeitures as they occur. As of December 31, 2020, there was $85.9 million of unrecognized compensation expense related to the non-vested awards. The cost is expected to be recognized over a weighted-average period of 2.3 years.
The following is a summary of Incentive Shares activity as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:
Shares
Shares granted during 2018	7,187,341
Shares forfeited during 2018	(1,685,689)
Total shares outstanding at December 31, 2018	5,501,652
Shares granted during 2019	2,220,039
Shares forfeited during 2019	(1,806,372)
Total shares outstanding at December 31, 2019	5,915,319
Shares granted during 2020	2,946,707
Shares forfeited during 2020	(195,659)
Total shares outstanding at December 31, 2020	8,666,367
Shares available to be issued at December 31, 2020	698,654
Total shares authorized at December 31, 2020	9,365,021
Vested shares at December 31, 2020	1,682,307
LTIP
During 2019 the issuer also granted certain employees LTIP awards. No vesting or payout occurs for the LTIP awards until the occurrence of an Exit Event, as defined in the Cash LTIP agreement. Upon an Exit Event under which a specified performance target is achieved, the LTIP payout amount is the sum of a Time-Based Payout and Performance-Based Payout, both as defined. At December 31, 2020, we determined it is not probable that the performance conditions will be met. Therefore, no resulting compensation expense was recorded during the year ended December 31, 2020.

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 — RESTRUCTURING ACTIVITIES
In the first quarter of 2018, the Company began a series of strategic initiatives aimed at maintaining a competitive cost structure and workforce optimization. These activities primarily consisted of a reduction in headcount to realign our personnel resources with the Company’s business needs.
The following table details our restructuring activities as reflected in the Consolidated Statements of Operations is as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Restructuring charges	$25.6	$19.8	$24.9
Other associated restructuring charges	4.7	6.5	6.4
Total	$30.3	$26.3	$31.3
Restructuring charges are recorded separately on the Consolidated Statements of Operations. Other associated restructuring charges are recorded within transition and transformation costs on the Consolidated Statements of Operations.
The following table provides the details for the restructuring accrual for the year ended December 31, 2020 and December 31, 2019, respectively:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Restructuring accrual at beginning of period	$13.4	$9.5
Accrual and accrual adjustments	25.6	19.8
Cash payments during period	(12.5)	(16.1)
Foreign currency translation	(0.2)	0.2
Restructuring accrual at end of period	$26.3	$13.4
We anticipate paying the remaining $26.3 million of restructuring accrual within the next twelve months. This amount is included in Accrued restructuring costs on the Consolidated Balance Sheet at December 31, 2020.
Restructuring charges by segment were as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Institutional	$25.6	$6.9	$7.7
Food & Beverage	0.8	0.8	4.1
Corporate/Unallocated	3.9	18.6	19.5
Total	$30.3	$26.3	$31.3

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 21 — ACCUMULATED OTHER COMPREHENSIVE LOSS
The following table provides detail of comprehensive loss for the year ended December 31, 2020 and the year ended December 31, 2019, respectively:
(in millions)	Unrecognized Pension Items	Cumulative Translation Adjustment	Cash flow hedging activities, net of tax	Accumulated Other Comprehensive Loss
Balance December 31, 2018	$(10.9)	$(84.5)	$0.6	$(94.8)
Other comprehensive (loss) income before reclassifications	(2.7)	29.8	2.7	29.8
Amounts reclassified from AOCI to net income	—	—	0.5	0.5
Net change	(2.7)	29.8	3.2	30.3
Balance December 31, 2019	$(13.6)	$(54.7)	$3.8	$(64.5)
Other comprehensive loss before reclassifications	(28.2)	(99.4)	(15.0)	(142.6)
Amounts reclassified from AOCI to net income	(0.8)	—	(4.8)	(5.6)
Net change	(29.0)	(99.4)	(19.8)	(148.2)
Balance December 31, 2020	$(42.6)	$(154.1)	$(16.0)	$(212.7)
The following table provides details of amounts reclassified from accumulated other comprehensive income during the year ended December 31, 2020 and December 31, 2019:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Defined benefit plans and other post-employment benefits:
Prior service costs	$(1.4)	$—
Actuarial gain (losses)	0.6	—
Total pre-tax amount	(0.8)	—
Tax expense (benefit)	0.2	—
Net of tax	(0.6)	—
Reclassifications from unrealized gains/losses from derivative instruments:
Net gains (losses) on cash flow hedging derivatives:
Foreign currency forward contracts	0.5	0.2
Interest rate and currency swaps	(5.3)	0.5
Total pre-tax amount	(4.8)	0.7
Tax expense (benefit)	1.0	(0.2)
Net of tax	(3.8)	0.5
Total reclassifications for the period	$(4.4)	$0.5
NOTE 22 — SEGMENTS
Our operating segments, which are consistent with our reportable segments, reflect the structure of our internal organization, the method by which our resources are allocated and the manner by which the chief operating decision maker assesses our performance. During the fourth quarter of 2020, the Company reorganized its business structure, which reflects the method by which the chief operating decision maker of Company assesses its performance and allocates its resources. Our new reportable segment structure includes two segments: (i) Institutional; and (ii) Food and Beverage (“F&B”). All prior period information

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
has been recast to reflect these two segments as our new reportable segments. Prior to our re-segmentation in the fourth quarter of 2020, our historical reportable segments were five geographic regions: (i) North America; (ii) Europe; (iii) Asia-Pacific; (iv) Middle East and Africa; and (v) Latin America.
Our segments are described as follows:
•
Institutional — Our Institutional products and services are designed to enhance cleanliness, safety, environmental sustainability, and efficiency for our customers. We offer a broad range of products, solutions, equipment and machines including infection prevention and personal care, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. We deliver these solutions to customers in the Healthcare, Education, Food Service, Retail & Grocery, Hospitality, and Building Service Contractors industries.

•
Food & Beverage — Our Food & Beverage products and services are designed to maximize the hygiene, safety, and efficiency of our customers’ production and cleaning processes while minimizing their impact on the natural resources they consume. We offer a broad range of products, solutions, equipment and machines including chemical products, engineering and equipment solutions, knowledge-based services, training through our Diversey Hygiene Academy, and water treatment. We deliver these solutions to enhance food safety, operational excellence, and sustainability for customers in the Brewing, Beverage, Dairy, Processed Foods, Pharma, and Agriculture industries.

No operating segments were aggregated to form our reportable segments. The reportable segments are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We evaluate performance of the reportable segments based on the results of each segment. The performance metric used by our chief operating decision maker to evaluate performance of our reportable segments is Adjusted EBITDA.
As described in Note 1, our Net Sales are comprised of commercial cleaning, sanitation and hygiene products and solutions for food safety and service, food and beverage plant operations, floor care, housekeeping and room care, laundry and hand care. Net sales for each of the Company’s reportable segments is as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Institutional	$1,995.3	$1,979.1	$2,023.9
Food & Beverage	633.9	644.8	664.2
Total	$2,629.2	$2,623.9	$2,688.1
Adjusted EBITDA for each of the Company’s reportable segments is as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Institutional	$340.7	$296.4	$279.8
Food & Beverage	114.4	101.9	99.6
Total	$455.1	$398.3	$379.4

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table shows a reconciliation of Adjusted EBITDA for the Company’s reportable segments to consolidated loss before income tax provision:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Adjusted EBITDA for reportable segments	$455.1	$398.3	$379.4
Corporate costs(14)	(53.9)	(58.5)	(57.8)
Interest expense	(127.7)	(141.0)	(135.2)
Interest income	5.9	7.5	5.8
Amortization expense of intangible assets acquired	(98.2)	(93.7)	(91.2)
Depreciation expense included in cost of sales	(89.5)	(84.4)	(73.4)
Depreciation expense included in selling, general and administrative expenses	(7.9)	(7.4)	(7.6)
Impairment of goodwill(1)	—	—	(68.5)
Transition and transformation costs and non-recurring costs(2)	(42.5)	(52.8)	(120.6)
Restructuring costs(3)	(25.6)	(19.8)	(24.9)
Foreign currency loss related to Argentina subsidiaries(4)	(1.6)	(11.4)	(3.4)
Adjustment to tax indemnification asset(5)	(2.8)	(7.1)	(31.0)
Merger and acquisition-related cost(6)	(1.0)	(0.3)	(7.3)
Acquisition accounting adjustments(7)	—	(1.9)	(5.3)
Bain Capital management fee(8)	(7.5)	(7.5)	(7.5)
Non-cash pension and other post-employment benefit plan(9)	12.9	8.8	10.5
Foreign currency loss (gain)(10)	25.1	(10.8)	16.3
Factoring and securitization fees(11)	(4.3)	(3.4)	(0.6)
Share-based incentive compensation(12)	(67.5)	(3.0)	—
Gain on sale of business and investments(13)	—	13.0	—
Other items	1.7	(0.9)	(2.4)
Loss before income tax provision	$(29.3)	$(76.3)	$(224.7)

(1)
Represents impairment of goodwill primarily due to significant currency devaluation and volatility, as well as deterioration in economic conditions in Latin America and the Middle East and currency devaluation and lower than expected performance in Europe and North America.

(2)
In the period following the 2017 Acquisition, we incurred costs primarily consisting of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in establishing ourselves as a standalone company and to position ourselves for future growth. Costs incurred in 2020 include those necessary to become a publicly traded Company.

(3)
Includes costs related to restructuring programs including expenses mainly related to reduction in headcount.

(4)
Effective July 1, 2018, Argentina was deemed to have a highly inflationary economy and the functional currency for our Argentina operations was changed from the Argentinian Peso to the U. S. dollar and remeasurement charges/credits are recorded in our consolidated statements of operations rather than as a component of Cumulative Translation Adjustment on our consolidated balance sheets.

(5)
In connection with the 2017 Acquisition, the purchase agreement governing the transaction includes

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
indemnification provisions with respect to tax liabilities. The offset to this adjustment is included in income tax provision. Refer to Note 16 for additional information.
(6)
In connection with the 2017 Acquisition, Twister Acquisition, Zenith Acquisition, Virox Acquisition, Wypetech Acquisition, and SaneChem Acquisition, we incurred acquisition-related costs during the years ended December 31, 2020. December 31, 2019 and December 31, 2018. These costs consisted primarily of investment banking, legal and other professional advisory services costs.

(7)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we recorded fair value increases to our inventory. These amounts represent the amortization of this increase.

(8)
Represents the fees paid to Bain Capital pursuant to a management agreement whereby we have received general business consulting services; financial, managerial and operational advice; advisory and consulting services with respect to selection of advisors; advice in different fields; and financial and strategic planning and analysis.

(9)
Represents the net impact of the expected return on plan assets, interest cost, and settlement cost components of net periodic defined benefit income related to our defined benefit pension plans. Refer to Note 14 for additional information.

(10)
Represents the unrealized foreign exchange impact on our operations. The gain recorded in the periods were primarily due to the impact of the strengthening of the U.S dollar to the euro on our U.S dollar denominated debt. For the year ended December 31, 2018, this item also includes a restructuring of certain intercompany loans related to a legal reorganization in connection with our tax planning strategy.

(11)
On November 15, 2018, we entered into a factoring Master Agreement with Factofrance, S.A. Additionally, on April 22, 2020, the Company entered into a securitization arrangement with PNC Bank (“PNC”) to sell certain North American customer receivables without recourse on a revolving basis. This amount represents the fees to complete the sale of the receivables without recourse. Refer to Note 6 for additional information.

(12)
Represents compensation expense associated with our Management Equity Incentive Plan (“MEIP”) awards. Refer to Note 19 for additional information.

(13)
Represents the non-cash gain on sale of our shares in connection with the Virox IP Acquisition. See Note 5 for more information.

(14)
Represents costs associated with corporate operations that are not specifically allocated to a reportable segment.

The following table shows assets allocated by reportable segments. Assets allocated by reportable segment include trade receivables, net and inventories.
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019
Institutional	$492.2	$481.4
Food & Beverage	132.2	153.9
Corporate	3,661.7	3,578.2
Total	$4,286.1	$4,213.5
Geographic Regions
Net sales(1) by geographic region are as follows:
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
North America(2)	$784.2	$581.1	$576.1

Constellation (BC) 2 S.à r.l.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Latin America	168.7	203.3	226.1
Europe	1,132.9	1,189.4	1,225.3
Middle East & Africa	217.2	255.6	253.4
Asia Pacific	326.2	394.5	407.2
Total	$2,629.2	$2,623.9	$2,688.1

Long-lived assets and right of use assets(3) by geographic region are as follows:
(in millions)	December 31, 2020	December 31, 2019
North America(4)	$76.5	$70.1
Latin America	14.4	16.3
Europe	136.8	146.2
Middle East & Africa	11.6	13.6
Asia Pacific	16.7	20.7
Total	$256.0	$266.9

(1)
No non-U.S. country accounted for net sales in excess of 10% of consolidated net sales for the years ended December 31, 2020, 2019 or 2018.

(2)
Net sales to external customers within the U.S. were $610.9 million, $474.2 million and $463.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

(3)
No non-U.S. country accounted for long-lived assets and right of use assets in excess of 10% of consolidated long-lived assets and right of use assets at December 31, 2020 and 2019.

(4)
Long-lived assets and right of use assets within the U.S. were $56.6 million and $55.0 million as of December 31, 2020 and 2019.

NOTE 23 — EARNINGS (LOSS) PER SHARE
The following table sets forth the calculation of both basic and diluted loss per share for the periods ended:
Basic and Diluted Loss Per Share:	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss attributable to common shareholders	$(38.5)	$(109.0)	$(239.1)
Weighted average shares outstanding(a)	195.8	94.4	94.0
Basic and diluted loss per share	$(0.20)	$(1.15)	$(2.54)

(a)
As described in Note 3, the more dilutive effect of applying either the two-class method or the treasury stock method is used for the participating securities. Generally, the two-class method is more dilutive. Since the participating securities do not participate in losses of the Company, there was no allocation of losses to these securities for all periods presented above as the Company was in a net loss position. Therefore, the effects of the participating securities was not included under either method.

NOTE 24 — SUBSEQUENT EVENTS
We evaluated events subsequent from December 31, 2020 through the date which our financial statements are available to be issued, which is March 1, 2021.

Ordinary Shares
Diversey Holdings, Ltd.

Citigroup
Morgan Stanley
Barclays
J.P. Morgan
BofA Securities
Credit Suisse
Goldman Sachs & Co. LLC
Jefferies
RBC Capital Markets
UBS Investment Bank
Baird
Guggenheim Securities
Siebert Williams Shank
Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.
SEC registration fee	$121,605
FINRA filing fee	100,000
Exchange listing fee	295,000
Printing expenses	700,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	1,600,000
Miscellaneous expenses	1,883,395
Total expenses	$7,700,000

Item 14.
Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful deceit, civil fraud or the consequences or committing a crime. Our amended and restated articles of association will provide for indemnification of officers and directors to the maximum extent permitted by law for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud and dishonesty or willful default.
We intend to enter into indemnification agreements with each of our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
We also expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.
Item 15.
Recent Sales of Unregistered Securities.

The registrant was formed on November 5, 2020 for the purpose of consummating this offering and has issued one ordinary share for nominal consideration in connection with its formation. Prior to the registrant’s formation and since September 2017, certain directors, officers, employees, consultants and other service providers were issued an aggregate of 23,496,565 restricted shares of Constellation (BC) Poolco S.C.A., an entity incorporated for the purpose of pooling the interests of certain employees, directors and officers in Constellation (BC) S.à r.l., a subsidiary of the registrant. In connection with the foregoing issuances, Constellation (BC) S.à r.l. issued an equal number of securities to Constellation (BC) Poolco S.C.A.
The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933 or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.
Item 16.
Exhibits and Financial Statement Schedules.

(i)
Exhibits

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1	Form of Amended and Restated Memorandum and Articles of Association to be effective prior to the completion of this offering
4.1*
Indenture, dated as of August 8, 2018, by and among Diamond (BC) B.V., the guarantors party thereto from time to time, Wilmington Trust, National Association, as trustee and Citibank, N.A., London Branch, as paying agent, transfer agent, registrar and authentication agent.

4.2*
Escrow Release Date Supplemental Indenture, dated as of September 6, 2017, by and among the parties signatory as guarantors thereto and Wilmington Trust, National Association as trustee under the Indenture.

4.3*	Supplemental Indenture No. 2, dated as of December 5, 2017, by and among the parties signatory as guarantors thereto and Wilmington Trust, National Association as trustee under the Indenture.
5.1**	Opinion of Maples and Calder
10.1*	Credit Agreement, dated as of September 6, 2017, by and among BCPE Diamond Netherlands Topco, B.V., Diamond (BC) B.V., the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch as the administrative agent, the collateral agent and a letter of credit issuer party thereto.
10.2*
Joinder Agreement and Amendment No. 1, dated as of June 23, 2020, by and among Credit Suisse AG, Cayman Islands Branch, Diamond (BC) B.V. and Credit Suisse AG, Cayman Islands Branch as the administrative agent thereto.

10.3	Form of Investor Rights Agreement by and among Diversey Holdings, Ltd. and the other persons named therein to be entered into prior to the completion of this offering.
10.4*+	Service Agreement, dated as of July 14, 2020, by and between Diversey Limited and Philip Wieland, as amended by that First Amendment
10.5*+	Letter Agreement Re: New Severance Terms, dated as of September 3, 2019, by and between Paul Budsworth and Diversey, Inc.
10.6*+	Employment Agreement, dated as of October 16, 2019, by and between Todd Herndon and Diversey, Inc.
10.7*+	Transition Letter Agreement, dated as of October 4, 2019, by and between Mark Burgess and Diversey, Inc., as amended by that Amendment No. 1
10.8	Letter Agreement Re: Vesting and Lock-Up Provisions, dated as of March 14, 2021, by and between Mark Burgess and Diversey Holdings, Ltd.
10.9*+	Offer Letter, by and between Gaetano Redaelli and Diversey S.P.A.
10.10*+	Offer Letter, dated as of May 17, 1989, by and between Rudolf Verheul and Nederlandse Unilever Bedrijven B.V.
10.11*+	2021 Omnibus Incentive Plan
10.12*+	Form of Share Option Grant Notice and Nonqualified Share Option Agreement pursuant to the 2021 Omnibus Incentive Plan
10.13*+	Form of Restricted Share Unit Notice and RSU Agreement pursuant to the 2021 Omnibus Incentive Plan
10.14+	Form of Restricted Share Notice and Restricted Share Agreement pursuant to the 2021 Omnibus Incentive Plan (Senior Leadership Team)

Exhibit Number	Description
10.15+	Form of Restricted Share Notice and Restricted Share Agreement pursuant to the 2021 Omnibus Incentive Plan (Non-Senior Leadership Team)
10.16*	Management Agreement, dated September 6, 2017, by and between BCPE Diamond US Holdco Inc., Diamond (BC) Netherlands Holding B.V. and Bain Capital Private Equity, LP.
10.17	Form of Tax Receivable Agreement by and among Diversey Holdings, Ltd. and the other persons named therein to be entered into prior to the completion of this offering.
10.18	Form of Indemnification Agreement
21.1	List of subsidiaries
23.1**	Consent of Maples and Calder (included in Exhibit 5.1)
23.2	Consents of Ernst & Young LLP
23.3*	Consent of Ecovadis
24.1*	Powers of attorney (included on signature page)

*
Previously filed.

**
To be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.

(ii)
Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.
Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Mill, State of South Carolina, on March 16, 2021.
DIVERSEY HOLDINGS, LTD.
By:
/s/ PHILIP WIELAND

Name:
Philip Wieland

Title:
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ PHILIP WIELAND Philip Wieland	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2021
/s/ TODD HERNDON Todd Herndon	Chief Financial Officer (Principal Financial Officer)	March 16, 2021
/s/ DAVID DICKERSON David Dickerson	VP, Controller and Chief Accounting Officer (Principal Accounting Officer)	March 16, 2021
* Eric Foss	Director	March 16, 2021
* Ken Hanau	Director	March 16, 2021
* Michel Plantevin	Director	March 16, 2021
* Jonathon Penn	Director	March 16, 2021
* Robert Farkas	Director	March 16, 2021
* Susan Levine	Director	March 16, 2021

Signature	Title	Date
* Juan Figuereo	Director	March 16, 2021
* Selim Bassoul	Director	March 16, 2021

*
The undersigned, by signing his or her name hereto, signs and executes this Amendment to the Registration Statement pursuant to the Powers of Attorney executed by the above named signatures and previously filed with the Securities and Exchange Commission on March 1, 2021.

/s/ Michael Chapman

Michael Chapman
Attorney-in-Fact